Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180018

[Letterhead of Georgetown Bancorp, Inc.]

Dear Fellow Shareholder:

Georgetown Bancorp, Inc., a federal corporation (“Georgetown-Federal”), is soliciting shareholder votes regarding the mutual-to-stock conversion of Georgetown Bancorp, MHC.  Pursuant to a Plan of Conversion and Reorganization, our organization will convert from a partially public company to a fully public company by selling a minimum of 850,000  shares of common stock of a newly formed company named Georgetown Bancorp, Inc., a Maryland corporation (“New Georgetown”), which will replace Georgetown-Federal as the holding company for Georgetown Savings Bank.

The Proxy Vote

We have received conditional regulatory approval to implement the Plan of Conversion and Reorganization.  However, we must also receive the approval of our shareholders.  Enclosed is a proxy statement/prospectus describing the proposals being presented at our special meeting of shareholders.  Please promptly vote the enclosed Proxy Card.  Our Board of Directors urges you to vote “FOR” the approval of the Plan of Conversion and Reorganization and “FOR” the other matters being presented at the special meeting.

The Exchange

At the conclusion of the conversion, your shares of Georgetown-Federal common stock will be exchanged for new shares of New Georgetown common stock.  The number of new shares that you receive will be based on an exchange ratio that is described in the proxy statement/prospectus.  Shortly after the completion of the conversion, our exchange agent will send a transmittal form to each shareholder of Georgetown-Federal who holds stock certificates.  The transmittal form explains the procedure to follow to exchange your shares.  Please do not deliver your certificate(s) before you receive the transmittal form.  Shares of Georgetown-Federal that are held in street name (e.g. in a brokerage account) will be converted automatically at the conclusion of the conversion; no action or documentation is required of you.

The Stock Offering

We are offering the shares of common stock of New Georgetown for sale at $10.00 per share.  The shares are being offered in a subscription offering to eligible customers of Georgetown Savings Bank.  If all shares are not subscribed for in the subscription offering, shares will be available for sale in a community offering to Georgetown-Federal public shareholders and others who are not eligible to place orders in the subscription offering.  If you are interested in purchasing shares of common stock, you may request a stock order form and prospectus by calling our Stock Information Center at the number in the Questions and Answers section herein.  Existing shareholders of Georgetown-Federal do not have priority rights to buy shares of New Georgetown common stock in the subscription offering unless they are also depositors of Georgetown Savings Bank.  The stock offering period is expected to expire on June 19, 2012.

If you have any questions, please refer to the Questions and Answers section herein.

We thank you for your support as a shareholder of Georgetown-Federal.

Sincerely,

/s/ Robert E. Balletto
Robert E. Balletto
President and Chief Executive Officer

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.  None of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, or any state securities regulator has approved or disapproved of these securities or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

PROSPECTUS OF GEORGETOWN BANCORP, INC., A MARYLAND CORPORATION
PROXY STATEMENT OF GEORGETOWN BANCORP, INC., A FEDERAL CORPORATION

Georgetown Savings Bank is converting from the mutual holding company structure to a fully-public stock holding company structure. Currently, Georgetown Savings Bank is a wholly-owned subsidiary of Georgetown Bancorp, Inc., a federal corporation (“Georgetown-Federal”), and Georgetown Bancorp, MHC owns 56.7% of Georgetown-Federal’s common stock. The remaining 43.3% of Georgetown-Federal’s common stock is owned by public shareholders. As a result of the conversion, a newly formed Maryland corporation named Georgetown Bancorp, Inc. (“New Georgetown”) will replace Georgetown-Federal as the holding company of Georgetown Savings Bank.  Each share of Georgetown-Federal common stock owned by the public will be exchanged for between 0.55647 and 0.86580 shares of common stock of New Georgetown so that immediately after the conversion Georgetown-Federal’s existing public shareholders will own the same percentage of New Georgetown common stock as they owned of Georgetown-Federal’s common stock immediately prior to the conversion, excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares, as further discussed below.  The actual number of shares that you will receive will depend on the percentage of Georgetown-Federal common stock held by the public at the completion of the conversion, the final independent appraisal of New Georgetown and the number of shares of New Georgetown common stock sold in the offering described in the following paragraph. It will not depend on the market price of Georgetown-Federal common stock. See “Proposal 1—Approval of the Plan of Conversion and Reorganization—Share Exchange Ratio for Current Shareholders” for a discussion of the exchange ratio. Based on the $7.55 per share closing price of Georgetown-Federal common stock as of the last trading day prior to the date of this proxy statement/prospectus, unless at least 1,153,253 shares of New Georgetown common stock are sold in the offering (which is between the maximum and the adjusted maximum of the offering range), the initial value of the New Georgetown common stock you receive in the share exchange would be less than the market value of the Georgetown-Federal common stock you currently own. See “Risk Factors—The market value of New Georgetown common stock received in the share exchange may be less than the market value of Georgetown-Federal common stock exchanged.”

Concurrently with the exchange offer, we are offering up to 1,322,500 shares of common stock of New Georgetown, representing the 56.7% ownership interest of Georgetown Bancorp, MHC in Georgetown-Federal, for sale to eligible depositors of Georgetown Savings Bank and to the public, including Georgetown-Federal shareholders, at a price of $10.00 per share.  After the conversion and offering are completed, Georgetown Savings Bank will be a wholly-owned subsidiary of New Georgetown, and 100% of the common stock of New Georgetown will be owned by public shareholders. As a result of the conversion and offering, Georgetown-Federal and Georgetown Bancorp, MHC will cease to exist.

Georgetown-Federal’s common stock is currently quoted on the OTC Bulletin Board under the trading symbol “GTWN.”  For a period of 20 trading days after the completion of the conversion and offering, we expect New Georgetown’s shares of common stock will trade on the Nasdaq Capital Market under the symbol “GTWND,” and, thereafter, the trading symbol will be “GTWN.”

The conversion and offering cannot be completed unless the shareholders of Georgetown-Federal approve the Plan of Conversion and Reorganization of Georgetown Bancorp, MHC, referred to herein as the “plan of conversion and reorganization.”  Georgetown-Federal is holding its special meeting of shareholders at the executive offices of Georgetown Savings Bank, 2 East Main Street, Georgetown, Massachusetts 01833, on June 25, 2012, at 4:00 p.m., Eastern Time, to consider and vote upon the plan of conversion and reorganization.  We must obtain the affirmative vote of the holders of (i) two-thirds of the total number of votes entitled to be cast at the special meeting by Georgetown-Federal shareholders, including shares held by Georgetown Bancorp, MHC, and (ii) a majority of the total number of votes entitled to be cast at the special meeting by Georgetown-Federal shareholders other than Georgetown Bancorp, MHC.  Georgetown-Federal’s board of directors unanimously recommends that shareholders vote “FOR” the plan of conversion and reorganization.

This document serves as the proxy statement for the special meeting of shareholders of Georgetown-Federal and the prospectus for the shares of New Georgetown common stock to be issued in exchange for shares of Georgetown-Federal common stock. We urge you to read this entire document carefully. You can also obtain information about us from documents that we have filed with the Securities and Exchange Commission and the Board of Governors of the Federal Reserve System.  This document does not serve as the prospectus relating to the offering by New Georgetown of its shares of common stock for sale, which is being made pursuant to a separate prospectus.  Shareholders of Georgetown-Federal are not required to participate in the stock offering.

This proxy statement/prospectus contains information that you should consider in evaluating the plan of conversion and reorganization. In particular, you should carefully read the section captioned “Risk Factors” beginning on page 22 for a discussion of certain risk factors relating to the conversion and offering.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

None of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency or any state securities regulator has approved or disapproved of these securities or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For answers to your questions, please read this proxy statement/prospectus, including the Questions and Answers section, beginning on page 1.  Questions about voting on the plan of conversion and reorganization may be directed to our proxy information agent, Phoenix Advisory Partners, toll-free, at 1-(800) 884-4969, Monday through Friday from 9:00 a.m. to 5:00 p.m. and Saturday from 12:00 noon to 6:00 p.m., Eastern Time.

The date of this proxy statement/prospectus is May 14, 2012, and it is first being mailed to shareholders of Georgetown-Federal on or about May 24, 2012.

GEORGETOWN BANCORP, INC.

2 East Main Street

Georgetown, Massachusetts 01833

(978) 352-8600

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

On June 25, 2012, Georgetown Bancorp, Inc. will hold its special meeting of shareholders at the executive offices of Georgetown Savings Bank, 2 East Main Street, Georgetown, Massachusetts 01833.  The meeting will begin at 4:00 p.m., Eastern Time.  At the meeting, shareholders will consider and act on the following:

1.                         The approval of a plan of conversion and reorganization whereby Georgetown Bancorp, MHC and Georgetown Bancorp, Inc. will convert and reorganize from the mutual holding company structure to the stock holding company structure, as described in more detail in the attached proxy statement/prospectus;

2.                         The approval of the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the plan of conversion and reorganization;

3.                         The following informational proposals:

3a.      Approval of a provision in New Georgetown’s articles of incorporation requiring a super-majority vote to approve certain amendments to New Georgetown’s articles of incorporation;

3b.      Approval of a provision in New Georgetown’s articles of incorporation requiring a super-majority vote of shareholders to approve shareholder-proposed amendments to New Georgetown’s bylaws;

3c.      Approval of a provision in New Georgetown’s articles of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of New Georgetown’s outstanding voting stock; and

4.                         Such other business that may properly come before the meeting.

NOTE:  The board of directors is not aware of any other business to come before the meeting.

The provisions of New Georgetown’s articles of incorporation that are summarized as informational proposals 3a through 3c were approved as part of the process in which our board of directors approved the plan of conversion and reorganization.  These proposals are informational in nature only, because the Board of Governors of the Federal Reserve System’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion and reorganization.  While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if shareholders approve the plan of conversion and reorganization, regardless of whether shareholders vote to approve any or all of the informational proposals.

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The board of directors has fixed April 30, 2012, as the record date for the determination of shareholders entitled to notice of and to vote at the special meeting and at an adjournment or postponement thereof.

Upon written request addressed to the Corporate Secretary of Georgetown-Federal at the address given above, shareholders may obtain an additional copy of this proxy statement/prospectus and/or a copy of the plan of conversion and reorganization and the articles of incorporation and bylaws of New Georgetown.  In order to assure timely receipt of the additional copy of the proxy statement/prospectus and/or the plan of conversion and reorganization, the written request should be received by Georgetown-Federal by June 11, 2012.

Please complete and sign the enclosed proxy card, which is solicited by the board of directors, and mail it promptly in the enclosed envelope.  If you prefer, you may vote by using the telephone or Internet.  For information on submitting your proxy by mail or voting by telephone or Internet, please refer to instructions on the enclosed proxy card.  The proxy will not be used if you attend the meeting and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Joseph W. Kennedy
Joseph W. Kennedy
Corporate Secretary

Georgetown, Massachusetts

May 14, 2012

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QUESTIONS AND ANSWERS

FOR SHAREHOLDERS OF GEORGETOWN-FEDERAL

REGARDING THE PLAN OF CONVERSION AND REORGANIZATION

You should read this document for more information about the conversion and reorganization.  The plan of conversion and reorganization described herein has been conditionally approved by Georgetown-Federal’s primary federal regulator, the Board of Governors of the Federal Reserve System.  However, such approval by this agency does not constitute a recommendation or endorsement of the plan of conversion and reorganization.

Q.                                   WHAT ARE SHAREHOLDERS BEING ASKED TO APPROVE?

A.                                    Georgetown-Federal shareholders as of April 30, 2012 are being asked to vote on the plan of conversion and reorganization pursuant to which Georgetown Bancorp, MHC will convert from the mutual to the stock form of organization. As part of the conversion, a newly formed Maryland corporation, New Georgetown, is offering its common stock to eligible depositors of Georgetown Savings Bank, to shareholders of Georgetown-Federal as of April 30, 2012 and to the public. The shares offered represent Georgetown Bancorp, MHC’s current 56.7% ownership interest in Georgetown-Federal.  Following the conversion and offering, Georgetown Bancorp, MHC and Georgetown-Federal will no longer exist, and New Georgetown will replace Georgetown-Federal as the parent company of Georgetown Savings Bank.  Voting for approval of the plan of conversion and reorganization will also include approval of the exchange ratio and the articles of incorporation and bylaws of New Georgetown (including the anti-takeover provisions and provisions limiting shareholder rights).  Your vote is important. Without sufficient votes “FOR” its adoption, we cannot implement the plan of conversion and reorganization and complete the stock offering.

In addition, Georgetown-Federal shareholders are being asked to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the plan of conversion and reorganization.

Shareholders also are asked to vote on the following informational proposals with respect to the articles of incorporation of New Georgetown:

•                                          Approval of a provision in New Georgetown’s articles of incorporation requiring a super-majority vote to approve certain amendments to New Georgetown’s articles of incorporation;

•                                          Approval of a provision in New Georgetown’s articles of incorporation requiring a super-majority vote of shareholders to approve shareholder-proposed amendments to New Georgetown’s bylaws; and

•                                          Approval of a provision in New Georgetown’s articles of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of New Georgetown’s outstanding voting stock.

The provisions of New Georgetown’s articles of incorporation that are included as informational proposals were approved as part of the process in which our board of directors approved the plan of conversion and reorganization. These proposals are informational in nature only, because the Board of Governors of the Federal Reserve System’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion and reorganization.  While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if shareholders approve the plan of conversion and reorganization, regardless of whether shareholders vote to approve any or all of the informational proposals.  The provisions of New Georgetown’s articles of incorporation that are summarized above as informational proposals may have the effect of deterring, or rendering more difficult, attempts by third parties to obtain control of New Georgetown if such attempts are not approved by the board of directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

Your vote is important.  We cannot implement the plan of conversion and reorganization and the related stock offering unless the adoption of the plan of conversion and reorganization receives the affirmative vote of a majority of shares held by our public shareholders.

Q.                                  WHAT ARE THE REASONS FOR THE CONVERSION AND RELATED OFFERING?

A.                                   Our primary reasons for converting to the fully public stock form of ownership and undertaking the stock offering are to:

•                                          increase our capital to support continued growth and future business activities;

•                                          transition us from the mutual holding company structure to a more familiar and flexible organizational structure;

•                                          improve the trading liquidity of our shares of common stock; and

•                                          eliminate the uncertainties associated with the mutual holding company structure resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act and the sunset of the Office of Thrift Supervision.

Q.                                  WHAT WILL SHAREHOLDERS RECEIVE FOR THEIR EXISTING GEORGETOWN-FEDERAL SHARES?

A.                                   As more fully described in “Proposal 1—Approval of the Plan of Conversion and Reorganization—Share Exchange Ratio for Current Shareholders,” depending on the number of shares sold in the offering, each share of common stock that you own at the time of the completion of the conversion will be exchanged for between 0.55647 shares at the minimum and 0.75287 shares at the maximum of the offering range (or 0.86580 shares at the adjusted maximum of the offering range) of New Georgetown common stock (cash will be paid in lieu of any fractional shares).  For example, if you own 100 shares of Georgetown-Federal common stock, and the exchange ratio is 0.65467 (at the midpoint of the offering range), after the conversion you will receive 65 shares of New Georgetown common stock and $4.67 in cash, the value of the fractional share, based on the $10.00 per share purchase price of stock in the offering.

                                               If you own shares of Georgetown-Federal common stock in a brokerage account in “street name,” your shares will be automatically exchanged within your account, and you do not need to take any action to exchange your shares of common stock or receive cash in lieu of fractional shares.  If you own shares in the form of Georgetown-Federal stock certificates, after the completion of the conversion and stock offering, our exchange agent will mail to you a transmittal form with instructions to surrender your stock certificates. New certificates of New Georgetown common stock and a check representing cash in lieu of fractional shares will be mailed to you within five business days after the exchange agent receives properly executed transmittal forms and your Georgetown-Federal stock certificates.  You should not submit a stock certificate until you receive a transmittal form.

 Q.                               WHY WILL THE SHARES THAT I RECEIVE BE BASED ON A PRICE OF $10.00 PER SHARE RATHER THAN THE TRADING PRICE OF THE COMMON STOCK PRIOR TO COMPLETION OF THE CONVERSION?

A.                                    The shares to be issued in the exchange will be based on a price of $10.00 per share because that is the price at which New Georgetown will sell shares in its stock offering.  The amount of common stock New Georgetown will issue at $10.00 per share in the offering plus the exchange is based on an independent appraisal of the estimated market value of New Georgetown, assuming the conversion and offering are completed.  RP Financial, LC., an appraisal firm experienced in appraisal of financial institutions, has estimated that, as of February 24, 2012, this market value was $17.6 million.  Based on Board of Governors of the Federal Reserve System regulations, this market value forms the midpoint of a range with a minimum of $15.0 million and a maximum of $20.3 million.  Based on this valuation, the number of shares of common stock of New Georgetown that existing public shareholders of Georgetown-Federal will receive in exchange for their shares of Georgetown-Federal common stock will range from 650,082 to 879,522, with a midpoint of 764,802 (a value of $6.5 million to $8.8 million, with a midpoint of $7.6 million, at $10.00 per share).  The number of shares received by the existing public shareholders of Georgetown-Federal is intended to maintain their existing 43.3% ownership in our organization (excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares). The independent appraisal is based in part on Georgetown-Federal’s financial condition and results of operations, the pro forma impact of the additional capital raised by the sale of shares of common stock in the offering, and an analysis of a peer group of ten publicly traded savings and loan holding companies that RP Financial, LC. considered comparable to Georgetown-Federal.

Q.                                   DOES THE EXCHANGE RATIO DEPEND ON THE TRADING PRICE OF GEORGETOWN-FEDERAL COMMON STOCK?

A.                                    No, the exchange ratio will not be based on the market price of Georgetown-Federal common stock. Instead, the purpose of the exchange ratio is to maintain the ownership percentage of existing public shareholders of Georgetown-Federal. Therefore, changes in the price of Georgetown-Federal common stock between now and the completion of the conversion and offering will not affect the calculation of the exchange ratio.

Q.                                   WHY DOESN’T GEORGETOWN-FEDERAL WAIT TO CONDUCT THE CONVERSION AND OFFERING UNTIL THE STOCK MARKET IMPROVES SO THAT CURRENT SHAREHOLDERS CAN RECEIVE A HIGHER EXCHANGE RATIO?

A.                                    The board of directors believes that the stock holding company form of organization and the capital to be raised in the conversion offer important advantages and that it is in the best interest of our shareholders to complete the conversion and offering sooner rather than later. There is no way to know when market conditions will change or how changes in market conditions might affect stock prices for financial institutions, when regulations governing conversions to stock form will change, or how they may change. The board of directors concluded that it would be better to complete the conversion and offering now rather than wait an indefinite amount of time for potentially better market conditions.

Q.                                   SHOULD I SUBMIT MY STOCK CERTIFICATES NOW?

A.                                    No.  If you hold stock certificate(s), instructions for exchanging the certificates will be sent to you by our exchange agent after completion of the conversion.  If your shares are held in “street name” (e.g., in a brokerage account) rather than in certificate form, the share exchange will be reflected automatically in your account upon completion of the conversion.

Q.                                   HOW DO I VOTE?

A.                                    Mark your vote, sign each proxy card enclosed and return the card(s) in the enclosed proxy reply envelope.  Alternatively, you may vote by telephone or Internet, by following the instructions on the enclosed proxy card.  YOUR VOTE IS IMPORTANT.  PLEASE VOTE PROMPTLY.

Q.                                  IF MY SHARES ARE HELD IN STREET NAME, WILL MY BROKER OR OTHER NOMINEE AUTOMATICALLY VOTE ON THE PLAN ON MY BEHALF?

A.                                   No.  Your broker or other nominee will not be able to vote your shares without instructions from you.  You should instruct your broker or other nominee to vote your shares, using the directions that they provide to you.

Q.                                  WHY SHOULD I VOTE?  WHAT HAPPENS IF I DON’T VOTE?

A.                                   Your vote is very important.  We believe the conversion and offering are in the best interests of our shareholders and the communities we serve.  However, not voting all the proxy card(s) you receive will have the same effect as voting “against” the plan of conversion and reorganization.  Without sufficient favorable votes “for” the plan of conversion and reorganization, we cannot complete the conversion and offering.

Q.                                  WHAT IF I DO NOT GIVE VOTING INSTRUCTIONS TO MY BROKER, BANK OR OTHER NOMINEE?

A.                                   Your vote is important.  If you do not instruct your broker, bank or other nominee to vote your shares, the unvoted proxy will have the same effect as a vote “against” the plan of conversion and reorganization.

Q.                                  MAY I PLACE AN ORDER TO PURCHASE SHARES IN THE OFFERING, IN ADDITION TO THE SHARES THAT I WILL RECEIVE IN THE EXCHANGE?

A.                                   Yes. If you would like to receive a prospectus and stock order form, you may call our Stock Information Center, toll-free, at 1-(877) 860-2086, Monday through Friday between 10:00 a.m. and 6:00 p.m., Eastern Time.  The Stock Information Center is closed weekends and bank holidays.

Eligible depositors of Georgetown Savings Bank have priority subscription rights allowing them to purchase common stock in a subscription offering.  Shares not purchased in the subscription offering may be available for sale to the public in a community offering, as described herein.  In the event orders for New Georgetown common stock in a community offering exceed the number of shares available for sale, shares may be allocated (to the extent shares remain available) first to cover orders of natural persons residing in the Massachusetts counties of Suffolk, Middlesex and Essex and the New Hampshire county of Rockingham; second to cover orders of Georgetown-Federal shareholders as of April 30, 2012; and thereafter to cover orders of the general public.

Shareholders of Georgetown-Federal are subject to an ownership limitation.  Shares of common stock purchased in the offering by a shareholder and his or her associates or individuals acting in concert with the shareholder, plus any shares a shareholder and these individuals receive in the exchange for existing shares of Georgetown-Federal common stock, may not exceed 5% of the total shares of common stock of New Georgetown to be issued and outstanding after the completion of the conversion.  If you currently own more than 5% of our total outstanding shares, you may not purchase shares in the offering.

Please note that properly completed and signed stock order forms, with full payment, must be received (not postmarked) no later than 12:00 noon, Eastern Time on June 19, 2012.

Q.                                   WILL THE CONVERSION HAVE ANY EFFECT ON DEPOSIT AND LOAN ACCOUNTS AT GEORGETOWN SAVINGS BANK?

A.                                   No.  The account number, amount, interest rate and withdrawal rights of deposit accounts will remain unchanged.  Deposits will continue to be federally insured by the Federal Deposit Insurance Corporation up to the legal limit.  Loans and rights of borrowers will not be affected.  Deposit accounts will not be converted to stock.

OTHER QUESTIONS?

For answers to other questions, please read this proxy statement/prospectus. Questions about voting on the plan of conversion and reorganization may be directed to our proxy information agent, Phoenix Advisory Partners, toll-free, at 1-(800) 884-4969, Monday through Friday from 9:00 a.m. to 5:00 p.m. and Saturday from 12:00 noon to 6:00 p.m., Eastern Time.

Questions about the stock offering may be directed to our Stock Information Center, toll-free, at 1-(877) 860-2086, Monday through Friday between 10:00 a.m. and 6:00 p.m., Eastern Time.  The Stock Information Center is closed weekends and bank holidays.

SUMMARY

This summary highlights material information from this proxy statement/prospectus and may not contain all the information that is important to you.  To understand the conversion and other proposals fully, you should read this entire document carefully, including the sections entitled “Risk Factors,” “Proposal 1 — Approval of The Plan of Conversion and Reorganization,” “Proposal 2 — Adjournment of the Special Meeting,” “Proposals 3a through 3c — Informational Proposals Related to the Articles of Incorporation of New Georgetown” and the consolidated financial statements and the notes to the consolidated financial statements.

The Special Meeting

Date, Time and Place.  Georgetown-Federal will hold its special meeting of shareholders at the executive offices of Georgetown Savings Bank, 2 East Main Street, Georgetown, Massachusetts 01833, on June 25, 2012, at 4:00 p.m., Eastern Time.

The Proposals. Shareholders will be voting on the following proposals at the special meeting:

1.                           The approval of a plan of conversion and reorganization whereby Georgetown Bancorp, MHC and Georgetown Bancorp, Inc. will convert and reorganize from the mutual holding company structure to the stock holding company structure, as described in more detail in this proxy statement/prospectus;

2.                           The approval of the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the plan of conversion and reorganization;

3.                           The following informational proposals:

3a.         Approval of a provision in New Georgetown’s articles of incorporation requiring a super-majority vote to approve certain amendments to New Georgetown’s articles of incorporation;

3b.        Approval of a provision in New Georgetown’s articles of incorporation requiring a super-majority vote of shareholders to approve shareholder-proposed amendments to New Georgetown’s bylaws;

3c.         Approval of a provision in New Georgetown’s articles of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of New Georgetown’s outstanding voting stock; and

4.                           Such other business that may properly come before the meeting.

The provisions of New Georgetown’s articles of incorporation which are summarized as informational proposals 3a through 3c were approved as part of the process in which our board of directors approved the plan of conversion and reorganization. These proposals are informational in nature only, because the Board of Governors of the Federal Reserve System’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion and reorganization. While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if shareholders approve the plan of conversion and reorganization, regardless of whether shareholders vote to approve any or all of the informational proposals. The provisions of New Georgetown’s articles of incorporation which are summarized as informational proposals may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of New Georgetown, if such attempts are not approved by the board of directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

Vote Required for Approval of Proposals by the Shareholders of Georgetown-Federal

Proposal 1: Approval of the Plan of Conversion and Reorganization.  We must obtain the affirmative vote of the holders of (i) two-thirds of the total number of votes entitled to be cast at the special meeting by Georgetown-Federal shareholders, including shares held by Georgetown Bancorp, MHC, and (ii) a majority of the total number of votes entitled to be cast at the special meeting by Georgetown-Federal shareholders other than Georgetown Bancorp, MHC.

Proposal 1 must also be approved by the depositors of Georgetown Savings Bank and the corporators of Georgetown Bancorp, MHC at special meetings called for that purpose.  Depositors and corporators will receive separate informational materials from Georgetown Bancorp, MHC regarding the conversion.

Proposal 2:  Approval of the adjournment of the special meeting.  We must obtain the affirmative vote of at least a majority of the votes cast by Georgetown-Federal shareholders at the special meeting to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposal to approve the plan of conversion and reorganization.

Informational Proposals 3a through 3c.  The provisions of New Georgetown’s articles of incorporation that are summarized as informational proposals were approved as part of the process in which the board of directors of Georgetown-Federal approved the plan of conversion and reorganization. These proposals are informational in nature only, because the Board of Governors of the Federal Reserve System’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion and reorganization.  While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if shareholders approve the plan of conversion and reorganization, regardless of whether shareholders vote to approve any or all of the informational proposals.  The provisions of New Georgetown’s articles of incorporation that are summarized as informational proposals may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of New Georgetown if such attempts are not approved by the board of directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

Other Matters. We must obtain the affirmative vote of the majority of the votes cast by holders of outstanding shares of common stock of Georgetown-Federal.  At this time, we know of no other matters that may be presented at the special meeting.

Revocability of Proxies

You may revoke your proxy at any time before the vote is taken at the special meeting.  To revoke your proxy, you must advise the corporate secretary of Georgetown-Federal in writing before your common stock has been voted at the special meeting, deliver a later-dated proxy or attend the special meeting and vote your shares in person.  Attendance at the special meeting will not in itself constitute revocation of your proxy.

Vote by Georgetown Bancorp, MHC

Management anticipates that Georgetown Bancorp, MHC, our majority shareholder, will vote all of its shares of common stock in favor of all the matters set forth above.  If Georgetown Bancorp, MHC votes all of its shares in favor of each proposal, the approval of the adjournment of the special meeting, if necessary, would be assured.

As of April 30, 2012, the directors and executive officers of Georgetown-Federal beneficially owned 196,628 shares (excluding exercisable options), or approximately 7.2% of the outstanding shares of Georgetown-Federal common stock, and Georgetown Bancorp, MHC owned 1,527,487 shares, or approximately 56.7% of the outstanding shares of Georgetown-Federal common stock.

Vote Recommendations

Your board of directors unanimously recommends that you vote “FOR” the plan of conversion and reorganization, “FOR” the adjournment of the special meeting, if necessary, and “FOR” the Informational Proposals 3a through 3c.

The Companies

New Georgetown

The shares being offered will be issued by New Georgetown, a newly formed Maryland corporation.  Upon completion of the conversion, New Georgetown will become the successor corporation to Georgetown-Federal and the parent holding company for Georgetown Savings Bank, and will be subject to comprehensive regulation and examination by the Board of Governors of the Federal Reserve System.  New Georgetown’s executive offices are located at 2 East Main Street, Georgetown, Massachusetts 01833, and its telephone number at this address is (978) 352-8600.

Georgetown Savings Bank

Georgetown Savings Bank is a federally chartered savings bank that was originally founded in 1868.  In 2005, in connection with its mutual holding company reorganization, Georgetown Savings Bank converted from a Massachusetts-chartered savings bank to a federally chartered savings bank.  Georgetown Savings Bank conducts business from its home office located in Georgetown, Massachusetts and its two branch offices, located in North Andover and Rowley, Massachusetts.

Our principal business consists of attracting deposits from businesses and the general public primarily in Essex County, Massachusetts, and investing those deposits, together with borrowings and funds generated from operations, in one- to four- and multi-family residential mortgage loans, commercial business and real estate loans, construction loans, home equity loans and lines of credit and consumer loans, as well as investing in investment securities.  Our commercial loan portfolio, including commercial construction loans, has grown significantly since 2006, and represented 50.8% of our loan portfolio at December 31, 2011.  We primarily originate loans in eastern Massachusetts (which includes the Boston metropolitan area) and southern New Hampshire.  Georgetown Savings Bank is subject to comprehensive regulation and examination by the Office of the Comptroller of the Currency.

Georgetown Savings Bank’s website address is www.georgetownsb.com.  Information on this website is not and should not be considered a part of this proxy statement/prospectus.

Georgetown-Federal and Georgetown Bancorp, MHC

Georgetown-Federal is a federally chartered corporation that currently is the parent holding company of Georgetown Savings Bank.  At December 31, 2011, Georgetown-Federal had consolidated assets of $199.4 million, deposits of $151.1 million and shareholders’ equity of $20.3 million.  At December 31, 2011, Georgetown-Federal had 2,680,455 shares of common stock outstanding, of which 1,152,968 shares, or 43.0%, were owned by the public and will be exchanged for shares of common stock of New Georgetown as part of the conversion.  The remaining 1,527,487 shares of common stock of Georgetown-Federal are held by Georgetown Bancorp, MHC, a federally chartered mutual holding company whose sole business activity is the ownership of the majority of the shares of Georgetown-Federal common stock.  The shares of common stock being offered by New Georgetown represent Georgetown Bancorp, MHC’s 57.0% ownership interest in Georgetown-Federal.  Upon completion of the conversion and offering, Georgetown Bancorp, MHC’s shares will be cancelled and Georgetown Bancorp, MHC and Georgetown-Federal will no longer exist.

Plan of Conversion and Reorganization

The Boards of Directors of Georgetown-Federal, Georgetown Bancorp, MHC, Georgetown Savings Bank and New Georgetown have adopted the plan of conversion and reorganization pursuant to which Georgetown Savings Bank will reorganize from the mutual holding company structure to a fully public stock holding company structure. Public shareholders of Georgetown-Federal will receive shares in New Georgetown in exchange for their shares of Georgetown-Federal common stock based on an exchange ratio.  This conversion to a stock holding company structure also includes the offering by New Georgetown of shares of its common stock to eligible depositors of Georgetown Savings Bank and to the public, including Georgetown-Federal shareholders, in a subscription offering and, if necessary, in a community offering and/or syndicated community offering.  Following the conversion and offering, Georgetown Bancorp, MHC and Georgetown-Federal will no longer exist, and New Georgetown will replace Georgetown-Federal as the parent company of Georgetown Savings Bank.

The conversion and offering cannot be completed unless the shareholders of Georgetown-Federal approve the plan of conversion and reorganization.  Georgetown-Federal’s shareholders will vote on the plan of conversion and reorganization at Georgetown-Federal’s special meeting.  This document is the proxy statement used by Georgetown-Federal’s board of directors to solicit proxies for the special meeting.  It is also the prospectus of New Georgetown regarding the shares of New Georgetown common stock to be issued to Georgetown-Federal’s public shareholders in the share exchange.  This document does not serve as the prospectus relating to the offering by New Georgetown of its shares of common stock in the subscription offering and any community offering or syndicated community offering, which will be made pursuant to a separate prospectus.

Our Current Organizational Structure

Georgetown Savings Bank reorganized in the two-tiered mutual holding company structure in 2005, and concurrently Georgetown-Federal sold a 45.0% minority interest in its shares of common stock to the public and issued a 55.0% majority interest in its shares of common stock to Georgetown Bancorp, MHC.

The following diagram shows our current organizational structure, reflecting ownership percentages as of December 31, 2011:

Pursuant to the terms of Georgetown Bancorp, MHC’s plan of conversion and reorganization, Georgetown Bancorp, MHC is now undergoing a “second-step” conversion by which it is converting from the partially public mutual holding company corporate structure to the fully public stock holding company corporate structure.  As part of the conversion, we are offering for sale the majority ownership interest in Georgetown-Federal that is currently held by Georgetown Bancorp, MHC.  Upon completion of the conversion and offering, Georgetown Bancorp, MHC and Georgetown-Federal will cease to exist, and we will complete the transition of our organization from being partially owned by public shareholders to being fully owned by public shareholders.  Upon completion of the conversion, public shareholders of Georgetown-Federal will receive shares of common stock of New Georgetown in exchange for their shares of Georgetown-Federal.

Our Organizational Structure Following the Conversion

After the conversion and offering are completed, we will be organized as a fully public holding company, as follows:

Business Strategy

Highlights of our business strategies are:

•                                          Continuing to emphasize the origination of commercial loans.  In recent years, we have diversified our lending activities by increasing our origination of commercial and multi-family real estate loans, residential (one- to four-family) investment property loans and commercial business loans.  Our commercial loan portfolio, including commercial construction loans, has grown significantly since 2006, to $82.6 million, or 50.8% of our total loan portfolio as of December 31, 2011 compared to $24.0 million, or 18.5% of our loan portfolio at June 30, 2006.

•                                          Continuing to emphasize core deposit growth to reduce our funding costs.  Our balance of demand deposit accounts, NOW accounts, savings accounts and money market deposits, which we consider core deposits, has increased to 69.9% of total deposits at December 31, 2011 from 58.0% of deposits at June 30, 2006.  This, along with a significantly lower interest rate environment, has helped to lower the weighted average cost of our deposits to 0.78% for the year ended December 31, 2011 from 2.53% for the fiscal year ended June 30, 2006.

•                                          Maintaining high asset quality through conservative underwriting and aggressive monitoring of our assets.  We have emphasized maintaining strong asset quality by following conservative underwriting criteria, and primarily originating loans secured by real estate, and when appropriate, guaranteed by state or government programs like the U.S. Small Business Administration.  At December 31, 2011 and 2010, our ratio of non-performing assets to total assets was 1.59% and 0.15%, respectively.  This compares with the ratios of 3.59% and 3.71%, respectively, as of the same dates (or the latest date for which information was available as of March 2, 2012) for all Nasdaq-listed banks and thrifts and 1.51% and 1.48%, respectively as of the same dates (or the latest date for which information was available as of March 2, 2012) for all Nasdaq-listed banks and thrifts located in Massachusetts.

•                                          Expanding our secondary mortgage marketing capabilities.  Recently, we have developed a mortgage banking operation, as we sold $19.4 million of residential loans in the secondary market during the year ended December 31, 2011, generating $403,000 in net gain on sale income.  We expect to have a greater emphasis in this activity in the future as, among other things, we intend to expand our residential mortgage origination staff.

•                                          Remaining a community bank.  We have been, and continue to be, committed to meeting the financial needs of the communities in which we operate, and we are dedicated to providing exceptional personal service to our customers.  We emphasize personalized banking, competitive pricing strategies and the advantage of local decision-making in our banking business.  In addition, our senior management has an average experience of 27 years in the banking industry and has extensive knowledge of our local markets.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Strategy” for a more complete discussion of our business strategy.

Reasons for the Conversion and the Offering

Our primary reasons for converting to the fully public stock form of ownership and undertaking the stock offering are to:

•                                          increase our capital to support continued growth and future business activities;

•                                          transition us from the mutual holding company structure to a more familiar and flexible organizational structure;

•                                          improve the trading liquidity of our shares of common stock; and

•                                          eliminate the uncertainties associated with the mutual holding company structure resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act and the sunset of the Office of Thrift Supervision.

See Proposal 1—Approval of the Plan of Conversion and Reorganization” for a more complete discussion of our reasons for conducting the conversion and offering.

Terms of the Offering

We are offering between 850,000 and 1,150,000 shares of common stock to eligible current and former depositors of Georgetown Savings Bank and to Georgetown Savings Bank’s tax-qualified employee benefit plans in a subscription offering.  To the extent shares remain available, we may offer shares for sale in a community offering, with preference given to residents of the Massachusetts counties of Suffolk, Middlesex and Essex and the New Hampshire county of Rockingham, and then to Georgetown-Federal’s public shareholders.  We may also offer for sale shares of common stock not purchased in the subscription offering or the community offering in a syndicated community offering.  The number of shares of common stock to be sold may be increased to up to 1,322,500 shares as a result of demand for the shares of common stock in the offering or changes in market conditions.  Unless the number of shares of common stock to be offered is increased to more than 1,322,500 shares or decreased to fewer than 850,000 shares, or the offering is extended beyond August 3, 2012, subscribers will not have the opportunity to change or cancel their stock orders once submitted.  If the offering is extended past August 3, 2012, all subscribers will be notified and given an opportunity to confirm, change or cancel their orders.  If you do not respond to this notice, we will promptly return your funds with interest at 0.05% per annum or cancel your deposit account withdrawal authorization.  If the number of shares to be sold is increased to more than 1,322,500 shares or decreased to less than 850,000 shares, all subscribers’ stock orders will be canceled, their withdrawal authorizations will be canceled and funds delivered for the purchase of shares of common stock in the subscription and community offerings will be returned promptly with interest at 0.05% per annum.  We will give these subscribers an opportunity to place new orders for a period of time.

The purchase price of each share of common stock to be offered for sale in the offering is $10.00.  All investors will pay the same purchase price per share.  Investors will not be charged a commission to purchase shares of common stock in the offering.  Keefe, Bruyette & Woods, Inc., our marketing agent in the offering, will use its best efforts to assist us in selling shares of our common stock but is not obligated to purchase any shares of common stock in the offering.

How We Determined the Offering Range, the Exchange Ratio and the $10.00 Per Share Stock Price

The amount of common stock we are offering for sale and the exchange ratio for the exchange of shares of New Georgetown for shares of Georgetown-Federal are based on an independent appraisal of the estimated market value of New Georgetown, assuming the conversion, exchange and offering are completed.  RP Financial, LC., our independent appraiser, has estimated that, as of February 24, 2012, this market value was $17.6 million.  Based on federal regulations, this market value forms the midpoint of a valuation range with a minimum of $15.0 million and a maximum of $20.3 million.  Based on this valuation and the valuation range, the ownership interest of Georgetown Bancorp, MHC in Georgetown-Federal and the $10.00 per share price, the number of shares of common stock being offered for sale by New Georgetown will range from 850,000 shares to 1,150,000 shares.  The purchase price of $10.00 per share was determined by us, taking into account, among other factors, the market price of our common stock prior to adoption of the plan of conversion and reorganization, the requirement under federal regulations that the common stock be offered in a manner that will achieve the widest distribution of the common stock, and desired liquidity in the common stock after the offering.  The exchange ratio will range from 0.55647 shares at the minimum of the offering range to 0.75287 shares at the maximum of the offering range, and will preserve the existing percentage ownership of public shareholders of Georgetown-Federal (excluding any new shares purchased by them in the stock offering and their receipt of cash in lieu of fractional exchange shares).  If demand for shares or market conditions warrant, the appraisal can be increased by 15%, which would result in an appraised value of $23.3 million, an offering of 1,322,500 shares of common stock, and an exchange ratio of 0.86580 shares.

The appraisal is based in part on Georgetown-Federal’s financial condition and results of operations, the pro forma effect of the additional capital raised by the sale of shares of common stock in the offering, and an analysis of a peer group of ten publicly traded savings and loan holding companies that RP Financial, LC. considers comparable to Georgetown-Federal.  The appraisal peer group consists of the following companies.  Except where indicated, asset size is as of December 31, 2011.

Company Name	Ticker Symbol	Exchange	Headquarters	Total Assets
				(in millions)

Beacon Federal Bancorp, Inc.	BFED	Nasdaq	East Syracuse, NY	$1,071	(1)
CMS Bancorp, Inc.	CMSB	Nasdaq	West Plains, NY	$260
Central Bancorp, Inc.	CEBK	Nasdaq	Somerville, MA	$590
Chicopee Bancorp, Inc.	CBNK	Nasdaq	Chicopee, MA	$616
Colonial Financial Services, Inc.	COBK	Nasdaq	Vineland, NJ	$590	(1)
Hampden Bancorp, Inc.	HBNK	Nasdaq	Springfield, MA	$568
Mayflower Bancorp, Inc.	MFLR	Nasdaq	Middleboro, MA	$248
Newport Bancorp, Inc.	NFSB	Nasdaq	Newport, RI	$454
Oneida Financial Corp.	ONFC	Nasdaq	Oneida, NY	$664
Peoples Federal Bancshares, Inc.	PEOP	Nasdaq	Brighton, MA	$553

(1)                      As of September 30, 2011.

The following table presents a summary of selected pricing ratios for New Georgetown (on a pro forma basis) and the peer group companies based on earnings and other information as of and for the twelve months ended December 31, 2011, and stock prices as of February 24, 2012, as reflected in the appraisal report.  Compared to the average pricing of the peer group, our pro forma pricing ratios at the midpoint of the offering range indicated a discount of 22.5% on a price-to-book value basis, a discount of 25.8% on a price-to-tangible book value basis, and a discount of 4.9% on a price-to-earnings basis.

	Price-to-earnings multiple (1)	Price-to-book value ratio	Price-to-tangible book value ratio
New Georgetown (on a pro forma basis, assuming completion of the conversion)
Adjusted Maximum	26.45x	75.64%	75.64%
Maximum	22.59x	69.11%	69.11%
Midpoint	19.34x	62.85%	62.85%
Minimum	16.19x	56.02%	56.02%

Valuation of peer group companies, all of which are fully converted (on an historical basis)
Averages	20.33x	81.08%	84.71%
Medians	15.30x	81.30%	87.16%

(1)          Price-to-earnings multiples calculated by RP Financial, LC. in the independent appraisal are based on an estimate of “core” or recurring earnings.  These ratios are different than those presented in “Pro Forma Data.”

The independent appraisal does not indicate trading market value.  Do not assume or expect that our valuation as indicated in the appraisal means that after the conversion and offering the shares of our common stock will trade at or above the $10.00 per share purchase price.  Furthermore, the pricing ratios presented in the appraisal were utilized by RP Financial, LC. to estimate our pro forma appraised value for regulatory purposes and not to compare the relative value of shares of our common stock with the value of the capital stock of the peer group.  The value of the capital stock of a particular company may be affected by a number of factors such as financial performance, asset size and market location.

For a more complete discussion of the amount of common stock we are offering for sale and the independent appraisal, see Proposal 1—Approval of the Plan of Conversion and Reorganization—Stock Pricing and Number of Shares to be Issued.”

After-Market Stock Price Performance Provided by Independent Appraiser

The following table presents stock price performance information for all mutual holding company second-step conversions completed between January 1, 2011 and February 24, 2012.  None of these companies were included in the group of ten comparable public companies utilized in RP Financial, LC.’s valuation analysis.

Completed Second-Step Conversion Offerings
Closing Dates between January 1, 2011 and February 24, 2012

			Percentage Price Change From Initial Trading Date
Company Name and Ticker Symbol	Conversion Date	Exchange	One Day	One Week	One Month	Through February 24, 2012

Cheviot Financial Corp. (CHEV)	1/18/12	Nasdaq	3.13%	2.63%	3.50%	3.17%
Naugatuck Valley Fin. Corp. (NVSL)	6/30/11	Nasdaq	(1.30)%	(2.50)%	1.90%	(11.63)%
Rockville Financial, Inc. (RCKB)	3/4/11	Nasdaq	6.00%	6.50%	5.00%	17.60%
Eureka Financial Corp. (EKFC)	3/1/11	OTCBB	22.50%	17.50%	28.50%	40.00%
Atlantic Coast Financial Corp. (ACFC)	2/4/11	Nasdaq	0.50%	0.00%	2.00%	(78.10)%
Alliance Bancorp, Inc. (ALLB)	1/18/11	Nasdaq	10.00%	6.80%	11.90%	13.30%
SI Financial Group, Inc. (SIFI)	1/13/11	Nasdaq	15.90%	12.90%	17.50%	28.13%
Minden Bancorp, Inc.(MDNB)	1/5/11	OTCBB	28.00%	28.50%	30.00%	42.50%
Average			10.59%	9.04%	12.49%	6.87%
Median			8.00%	6.65%	8.45%	15.45%

Stock price performance is affected by many factors, including, but not limited to:  general market and economic conditions; the interest rate environment; the amount of proceeds a company raises in its offering; and numerous company-specific factors, including the experience and ability of management, historical and anticipated operating results, the nature and quality of the company’s assets, and the company’s market area.  None of the companies listed in the table above are exactly similar to New Georgetown, the pricing ratios for their stock offerings may have been different from the pricing ratios for New Georgetown shares of common stock and the market conditions in which these offerings were completed may have been different from current market conditions.  Furthermore, this table presents only short-term performance with respect to companies that recently completed their second-step conversions and may not be indicative of the longer-term stock price performance of these companies.  The performance of these stocks may not be indicative of how our stock will perform.

Our stock price may trade below $10.00 per share, as the stock prices of certain second-step conversions have decreased below the initial offering price.  Before you make an investment decision, we urge you to carefully read this proxy statement/prospectus, including, but not limited to, the section entitled “Risk Factors” beginning on page 22.

The Exchange of Existing Shares of Georgetown-Federal Common Stock

If you are a shareholder of Georgetown-Federal, your shares as of the completion date of the conversion will be cancelled and exchanged for shares of common stock of New Georgetown.  The number of shares of common stock you receive will be based on the exchange ratio, which will depend upon our final appraised value.  The following table shows how the exchange ratio will adjust, based on the valuation of New Georgetown and the number of shares of common stock issued in the offering, with share ownership percentages as of February 29, 2012.  The table also shows the number of shares of New Georgetown common stock a hypothetical owner of Georgetown-Federal common stock would receive in exchange for 100 shares of Georgetown-Federal common stock owned at the completion of the conversion, depending on the number of shares of common stock issued in the offering.

	Shares to be Sold in This Offering		Shares of New Georgetown to be Issued in Exchange for Shares of Georgetown-Federal		Total Shares of Common Stock to be Issued in Exchange and	Exchange	Equivalent Value of Shares Based Upon Offering	Equivalent Pro Forma Tangible Book Value Per Exchanged	Shares to be Received for 100 Shares of Georgetown-
	Amount	Percent	Amount	Percent	Offering	Ratio	Price (1)	Share (2)	Federal (3)

Minimum	850,000	56.7%	650,082	43.3%	1,500,082	0.55647	$5.56	$9.93	55
Midpoint	1,000,000	56.7	764,802	43.3	1,764,802	0.65467	6.55	10.42	65
Maximum	1,150,000	56.7	879,522	43.3	2,029,522	0.75287	7.53	10.89	75
Adjusted Maximum	1,322,500	56.7	1,011,450	43.3	2,333,950	0.86580	8.66	11.45	86

(1)          Represents the value of shares of New Georgetown common stock to be received in the conversion by a holder of one share of Georgetown-Federal, pursuant to the exchange ratio, assuming a $10.00 market price.

(2)          Represents the pro forma tangible book value per share at December 31, 2011 at each level of the offering range multiplied by the respective exchange ratio.

(3)          Cash will be paid in lieu of issuing fractional shares.

No fractional shares of New Georgetown common stock will be issued to any public shareholder of Georgetown-Federal.  For each fractional share that otherwise would be issued, New Georgetown will pay in cash an amount equal to the product obtained by multiplying the fractional share interest to which the holder otherwise would be entitled by the $10.00 per share offering price.

Outstanding options to purchase shares of Georgetown-Federal common stock will convert into and become options to purchase shares of New Georgetown common stock based upon the exchange ratio. The aggregate exercise price, duration and vesting schedule of these options will not be affected by the conversion.  At December 31, 2011, there were 41,498 outstanding options to purchase shares of Georgetown-Federal common stock, 4,946 of which have vested.  Such outstanding options will be converted into options to purchase 23,092 shares of common stock at the minimum of the offering range and 35,929 shares of common stock at the adjusted maximum of the offering range.

How We Intend to Use the Proceeds From the Offering

We intend to invest at least 50% of the net proceeds from the stock offering in Georgetown Savings Bank.  We also intend to loan funds to our employee stock ownership plan to fund its purchase of shares of common stock in the stock offering and retain the remainder of the net proceeds from the offering.  Assuming we sell 1,000,000 shares of common stock in the stock offering, and we have net proceeds of $8.9 million, we intend to invest $4.5 million in Georgetown Savings Bank, loan $800,000 to our employee stock ownership plan to fund its purchase of shares of common stock and retain the remaining $3.6 million of the net proceeds.

We may use the funds we retain to pay cash dividends, to repurchase shares of common stock, for investments and for other general corporate purposes.  Georgetown Savings Bank may use the proceeds it receives from us to support increased lending (with a primary emphasis on commercial and multi-family real estate lending, one- to four-family investment property lending and commercial business lending, to expand its retail banking franchise and to support other products and services.

Please see the section of this proxy statement/prospectus entitled “How We Intend to Use the Proceeds from the Offering” for more information on the proposed use of the proceeds from the offering.

Purchases by Executive Officers and Directors

We expect our directors and executive officers, together with their associates, to subscribe for 29,950 shares of common stock in the offering, representing 3.5% of shares to be sold at the minimum of the offering range.  The purchase price paid by them will be the same $10.00 per share price paid by all other persons who purchase shares of common stock in the offering.  Following the conversion, our directors and executive officers, together with their associates, are expected to beneficially own 145,739 shares of common stock (including exercisable options), or 9.7% of our total outstanding shares of common stock at the minimum of the offering range.  Their ownership will include shares they will receive in exchange for their shares of Georgetown-Federal.

Any purchases made by our directors or executive officers, or their associates, for the explicit purpose of meeting the minimum number of shares of common stock required to be sold in order to complete the offering shall be made for investment purposes only and not with a view toward redistribution.

See “Subscriptions by Directors and Executive Officers” for more information on the proposed purchases of shares of common stock by our directors and executive officers.

Our Dividend Policy

Our Board of Directors intends to declare a cash dividend on our shares of common stock after the first full fiscal quarter following the completion of the stock offering.  However, no decision has been made with respect to the amount of dividends to be paid.  In addition, no assurances can be given that any dividends will be paid or that, if paid, will not be eliminated or reduced in the future.  The payment and amount of any dividend payments will depend upon a number of factors.  For further information, see “Our Dividend Policy.”

Our Market Area

We conduct our operations from our main office in Georgetown, Massachusetts and two full-service branches, all of which are located in Essex County, Massachusetts.   We primarily serve communities located in Essex County, Massachusetts for deposit products and the eastern Massachusetts and southern New Hampshire regions for lending products, and we also serve customers in the Boston metropolitan area.

For more information, see “Business of Georgetown-Federal and Georgetown Savings Bank—Market Area.”

Conditions to Completion of the Conversion

We cannot complete the conversion and offering unless:

•                                          The plan of conversion and reorganization is approved by at least a majority of votes eligible to be cast by depositors of Georgetown Savings Bank as of April 30, 2012;

•                                          The plan of conversion and reorganization is approved by votes representing at least two-thirds of the outstanding shares of common stock of Georgetown-Federal as of April 30, 2012, including shares held by Georgetown Bancorp, MHC;

•                                          The plan of conversion and reorganization is approved by votes representing at least a majority of the outstanding shares of common stock of Georgetown-Federal as of April 30, 2012, excluding those shares held by Georgetown Bancorp, MHC;

•                                          The plan of conversion and reorganization is approved by at least a majority of the votes cast by corporators of Georgetown Bancorp, MHC;

•                                          We sell at least the minimum number of shares of common stock offered; and

•                                          We receive the final approval of the Board of Governors of the Federal Reserve System to complete the conversion and offering.

Georgetown Bancorp, MHC intends to vote its shares in favor of the plan of conversion and reorganization.  At April 30, 2012, Georgetown Bancorp, MHC owned 56.7% of the outstanding shares of common stock of

Georgetown-Federal.  The directors and executive officers of Georgetown-Federal and their affiliates owned 196,628 shares of Georgetown-Federal (excluding exercisable options), or 7.2% of the outstanding shares of common stock and 16.8% of the outstanding shares of common stock excluding shares owned by Georgetown Bancorp, MHC. They intend to vote those shares in favor of the plan of conversion and reorganization.

Steps We May Take if We Do Not Receive Orders for the Minimum Number of Shares

If we do not receive orders for at least 850,000 shares of common stock, we may take several steps in order to issue the minimum number of shares of common stock in the offering range.  Specifically, we may:

(i)                                     increase the purchase and ownership limitations; and/or

(ii)                                  seek regulatory approval to extend the offering beyond August 3, 2012; and/or

(iii)                               increase the number of shares purchased by the employee stock ownership plan.

If we extend the offering beyond August 3, 2012, all subscribers will be notified and given an opportunity to confirm, change or cancel their orders.  If you do not respond to this notice, we will promptly return your funds with interest at 0.05% per annum or cancel your deposit account withdrawal authorization.  If one or more purchase limitations are increased, subscribers in the subscription offering who ordered the maximum amount and who indicated a desire to be resolicited on the stock order form will be and, in our sole discretion, some other large purchasers may be, given the opportunity to increase their subscriptions up to the then-applicable limit.

Possible Change in the Offering Range

RP Financial, LC. will update its appraisal before we complete the offering.  If, as a result of demand for the shares or changes in market conditions, RP Financial, LC. determines that our pro forma market value has increased, we may sell up to 1,322,500 shares in the offering without further notice to you.  If our pro forma market value at that time is either below $15.0 million or above $23.3 million, then, after consulting with the Board of Governors of the Federal Reserve System, we may:

•                                          terminate the stock offering and promptly return all funds (with interest paid on funds received in the subscription and community offerings);

•                                          set a new offering range; or

•                                          take such other actions as may be permitted by the Board of Governors of the Federal Reserve System and the Securities and Exchange Commission.

If we set a new offering range, we will promptly return funds, with interest at 0.05% per annum for funds received for purchases in the subscription and community offerings, and cancel authorizations to withdraw funds from deposit accounts for the purchase of shares of common stock.  We will contact subscribers, allowing them to place a new stock order for a period of time.

Possible Termination of the Offering

We may terminate the offering at any time prior to the special meeting of depositors of Georgetown Bancorp, MHC that is being called to vote on the conversion, and at any time after depositor approval with the concurrence of the Board of Governors of the Federal Reserve System.  If we terminate the offering, we will promptly return funds, with interest at 0.05% per annum, and we will cancel deposit account withdrawal authorizations.

Benefits to Management and Potential Dilution to Shareholders Resulting from the Conversion

We expect our employee stock ownership plan, which is a tax-qualified retirement plan for the benefit of all of our employees, to purchase up to 8% of the shares of common stock we sell in the offering.

Federal regulations permit us to implement one or more new stock-based benefit plans no earlier than six months after completion of the conversion.  Our current intention is to implement one or more new stock-based incentive plans, but we have not determined whether we will adopt the plans within 12 months following the completion of the conversion or more than 12 months following the completion of the conversion.  Shareholder approval of these plans will be required.  If we implement stock-based benefit plans within 12 months following the completion of the conversion, the stock-based benefit plans would reserve a number of shares (i) up to 4% of the shares of common stock sold in the offering (reduced by amounts purchased in the stock offering by our 401(k) plan using its purchase priority in the subscription offering) for awards of restricted stock to key employees and directors, at no cost to the recipients, and (ii) up to 10% of the shares of common stock sold in the offering for issuance pursuant to the exercise of stock options by key employees and directors.  The total number of shares available under the stock-based benefit plans is subject to adjustment as may be required by Board of Governors of the Federal Reserve System regulations or policy to reflect shares of common stock or stock options previously granted by Georgetown-Federal or Georgetown Savings Bank.  For stock-based benefit plans adopted within 12 months following the completion of the conversion, current Board of Governors of the Federal Reserve System policy would require that the total number of shares of restricted stock and the total number of shares available for the exercise of stock options not exceed 4% and 10%, respectively, of our total outstanding shares following the conversion.  If the stock-based benefit plan is adopted more than 12 months after the completion of the conversion, it would not be subject to the percentage limitations set forth above.  We have not yet determined the number of shares that would be reserved for issuance under these plans.  For a description of our current stock-based benefit plan, see “Management—Outstanding Equity Awards at Year End.”

The following table summarizes the number of shares of common stock and the aggregate dollar value of grants that are available under one or more stock-based benefit plans if such plans reserve a number of shares of common stock equal to not more than 4% and 10% of the shares sold in the stock offering for restricted stock awards and stock options, respectively.  The table shows the dilution to shareholders if all such shares are issued from authorized but unissued shares, instead of shares purchased in the open market.  A portion of the stock grants shown in the table below may be made to non-management employees or consultants. The table also sets forth the number of shares of common stock to be acquired by the employee stock ownership plan for allocation to all qualifying employees.

	Number of Shares to be Granted or Purchased			Dilution
			As a	Resulting	Value of Grants (1)
		At	Percentage	From		At
	At Minimum of Offering Range	Adjusted Maximum of Offering Range	of Common Stock to be Sold in the Offering	Issuance of Shares for Stock-Based Benefit Plans	At Minimum of Offering Range	Adjusted Maximum of Offering Range

Employee stock ownership plan	68,000	92,000	8.0%	N/A (2)	$680,000	$920,000
Restricted stock awards	34,000	46,000	4.0	2.22%	340,000	460,000
Stock options	85,000	115,000	10.0	5.36%	268,600	363,400
Total	187,000	253,000	22.0%	7.35%	$1,288,600	$1,743,400

(1)

The actual value of restricted stock awards will be determined based on their fair value as of the date grants are made. For purposes of this table, fair value for stock awards is assumed to be the same as the offering price of $10.00 per share. The fair value of stock options has been estimated at $3.16 per option using the Black-Scholes option pricing model, adjusted for the exchange ratio, with the following assumptions: a grant-date share price and option exercise price of $10.00; an expected option life of 10 years; a dividend yield of 0%; a risk-free rate of return of 1.89%; and a volatility rate of 19.34%. The actual value of option grants will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted.

(2)	No dilution is reflected for the employee stock ownership plan because such shares are assumed to be purchased in the stock offering.

We may fund our stock-based benefit plans through open market purchases, as opposed to new issuances of stock; however, if any options previously granted under our existing 2009 Equity Incentive Plan are exercised during the first year following completion of the offering, they will be funded with newly issued shares as Board of Governors of the Federal Reserve System regulations do not permit us to repurchase our shares during the first year following the completion of the offering except to fund the grants of restricted stock under our stock-based benefit plan or under extraordinary circumstances.  We expect that the exercise of outstanding options and cancellation of treasury shares in the conversion will not constitute an extraordinary circumstance for purposes of this test.

The following table presents information as of February 29, 2012 regarding our employee stock ownership plan, our 2009 Equity Incentive Plan and our proposed stock-based benefit plan.  The table below assumes that 2,029,522 shares are outstanding after the offering, which includes the sale of 1,150,000 shares in the offering at the maximum of the offering range and the issuance of shares in exchange for shares of Georgetown-Federal using an exchange ratio of 0.75287.  It also assumes that the value of the stock is $10.00 per share, and that the fair value of stock options is $3.16 per option, using the assumptions set forth in the footnote to the table, above.

Existing and New Stock Benefit Plans	Participants	Shares at Maximum of Offering Range		Estimated Value of Shares		Percentage of Shares Outstanding After the Conversion

Employee Stock Ownership Plan:	Employees (Including Officers)
Shares purchased in 2005 offering (1)		75,273	(2)	$752,727		3.71%
Shares to be purchased in this offering		92,000		920,000		4.53
Total employee stock ownership plan shares		167,273		$1,672,727		8.24%

Restricted Stock Awards:	Directors, Officers and Employees
2009 Equity Incentive Plan (1)		60,230	(3)(4)	$602,300	(5)	2.97%
New shares of restricted stock		46,000		460,000	(5)	2.27
Total shares of restricted stock		106,230		$1,062,300		5.24	% (6)

Stock Options:	Directors, Officers and Employees
2009 Equity Incentive Plan (1)		127,987	(3)(7)	$404,439		6.31%
New stock options		115,000		363,400		5.67
Total stock options		242,987		$767,839		11.98	% (6)

Total of stock benefit plans		516,490		$3,502,866		25.46%

(1)          The number of shares indicated has been adjusted for the 0.75287 exchange ratio at the maximum of the offering range.

(2)          As of February 29, 2012, 53,742 of these shares, or 71,384 shares prior to adjustment for the exchange, have been allocated.

(3)          The 2009 Equity Incentive Plan allows for the award of a total of 188,217 shares of stock, or 250,000 shares prior to adjustment, through a combination of stock options and shares of restricted stock.  For purposes of this table, it is assumed that, under the 2009 Equity Incentive Plan, up to 60,230 shares (80,000 prior to adjustment) may be awarded as shares of restricted stock and up to 127,987 shares (170,000 prior to adjustment) may be awarded through the exercise of stock options.

(4)          As of February 29, 2012, 31,883 of these shares, or 42,348 shares prior to adjustment for the exchange, have been awarded, and 11,710 of these shares, or 15,554 shares prior to adjustment for the exchange, have vested.

(5)          The value of restricted stock awards is determined based on their fair value as of the date grants are made.  For purposes of this table, the fair value of awards under the new stock-based benefit plan is assumed to be the same as the offering price of $10.00 per share.

(6)          In the event a stock-based incentive plan is implemented within 12 months of the completion of the conversion, the number of new shares of restricted stock and shares reserved for stock options would have to be reduced such that the aggregate amount of stock awards and shares reserved for stock options would be 4% or less and 10% or less, respectively, of our outstanding shares, unless we obtain a waiver from the Board of Governors of the Federal Reserve System.  We have not determined whether we will implement a new stock-based incentive plan earlier than 12 months after completion of the conversion or more than 12 months after the completion of the conversion.

(7)          As of February 29, 2012, options to purchase 44,413 of these shares, or 58,992 shares prior to adjustment for the exchange, have been awarded, and options to purchase 11,070 of these shares, or 14,704 shares prior to adjustment for the exchange, have vested.

Market for Common Stock

Publicly held shares of Georgetown-Federal’s common stock are quoted on the OTC Bulletin Board under the symbol “GTWN.”  Upon completion of the conversion, the shares of common stock of New Georgetown will replace the existing shares.  We expect the shares of New Georgetown common stock to be traded on the Nasdaq Capital Market.  For a period of 20 trading days after the completion of the conversion and offering, the shares of New Georgetown common stock will trade under the symbol “GTWND.” Thereafter, the trading symbol will revert to “GTWN.”  In order to list our stock on the Nasdaq Capital Market, we are required to have at least three broker-dealers who will make a market in our common stock, and we believe we will be able to comply with this requirement.  Keefe, Bruyette & Woods, Inc. has advised us that it intends to make a market in our common stock following the offering, but it is under no obligation to do so.

Tax Consequences

Georgetown Bancorp, MHC, Georgetown-Federal, Georgetown Savings Bank and New Georgetown have received an opinion of counsel, Luse Gorman Pomerenk & Schick, P.C., regarding the material federal income tax consequences of the conversion, and have received an opinion of Shatswell, MacLeod & Company, P.C. regarding the material Massachusetts state tax consequences of the conversion.  As a general matter, the conversion will not be a taxable transaction for purposes of federal or state income taxes to Georgetown Bancorp, MHC, Georgetown-Federal (except for cash paid for fractional shares), Georgetown Savings Bank, New Georgetown, persons eligible to subscribe in the subscription offering, or existing shareholders of Georgetown-Federal.  The federal tax opinion also indicates that it is more likely than not that the fair market value of the subscription rights to purchase shares of common stock in the offering is zero.  Existing shareholders of Georgetown-Federal who receive cash in lieu of fractional share interests in shares of New Georgetown will recognize a gain or loss equal to the difference between the cash received and the tax basis of the fractional share.

Changes in Shareholders’ Rights for Existing Shareholders of Georgetown-Federal

As a result of the conversion, existing shareholders of Georgetown-Federal will become shareholders of New Georgetown. Some rights of shareholders of New Georgetown will be reduced compared to the rights shareholders currently have in Georgetown-Federal.  The reduction in shareholder rights results from differences between the federal and Maryland charters and bylaws, and from distinctions between federal and Maryland law.  Many of the differences in shareholder rights under the articles of incorporation and bylaws of New Georgetown are not mandated by Maryland law but have been chosen by management as being in the best interests of New Georgetown and all of its shareholders.  The differences in shareholder rights in the articles of incorporation and bylaws of New Georgetown include the following:  (i) greater lead time required for shareholders to submit proposals for certain provisions of new business or to nominate directors; (ii) approval by at least 80% of outstanding shares required to amend the bylaws and certain provisions of the articles of incorporation; and (iii) a limit on voting rights of shares beneficially owned in excess of 10% of New Georgetown’s outstanding voting stock. See “Comparison of Shareholders’ Rights For Existing Shareholders of Georgetown-Federal” for a discussion of these differences.

Dissenters’ Rights

Shareholders of Georgetown-Federal do not have dissenters’ rights in connection with the conversion and offering.

Important Risks in Owning New Georgetown’s Common Stock

Before you decide to purchase stock, you should read the “Risk Factors” section beginning on page 22 of this proxy statement/prospectus.

RISK FACTORS

You should consider carefully the following risk factors when deciding how to vote on the conversion and before purchasing shares of New Georgetown common stock.

Risks Related to Our Business

Historically low interest rates may adversely affect our net interest income and profitability.

In recent years it has been the policy of the Board of Governors of the Federal Reserve System to maintain interest rates at historically low levels through its targeted federal funds rate and the purchase of mortgage-backed securities.  As a result, interest rates on the loans we have originated and the yields on securities we have purchased have been at historically low levels.  As a general matter, our interest-bearing liabilities reprice or mature more quickly than our interest-earning assets, which has resulted in increases in net interest income in the short term.  However, our ability to reduce our interest expense is limited at these interest rate levels while the average yield on our interest-earning assets may continue to decrease.  The Board of Governors of the Federal Reserve System has indicated its intention to maintain low interest rates in the near future.  Accordingly, our net interest income (the difference between interest income earned on assets and interest expense paid on liabilities) may decrease, which may have an adverse affect on our profitability.  For information with respect to changes in interest rates, see “—Changes in interest rates could adversely affect our results of operations and financial condition.”

Our emphasis on commercial lending may expose us to increased lending risks, which could hurt our profits.

We originate commercial business loans, commercial real estate loans and residential investment property loans generally within our primary lending market area.  These loans, which totaled $59.4 million, or 36.5% of our loan portfolio at December 31, 2011, generally have a higher risk of loss compared to our one- to four-family residential real estate loans.  Commercial business loans and commercial real estate loans may expose us to greater credit risk than our loans secured by residential real estate because the collateral securing these loans may not be sold as easily as residential real estate.  In addition, commercial business loans and commercial real estate loans may also involve relatively large loan balances to individual borrowers or groups of borrowers.  These loans also have greater credit risk than residential real estate loans for the following reasons:

•                                          commercial business loans - repayment is generally dependent upon the successful operation of the borrower’s business.

•                                          commercial real estate loans - repayment is dependent on income being generated in amounts sufficient to cover operating expenses and debt service.

•                                          residential investment property loans (one- to four-family and multi-family) — repayment is dependent on income being generated in amounts sufficient to cover property maintenance and debt service.

In addition, if loans that are collateralized by real estate become troubled and the value of the real estate has been significantly impaired, then we may not be able to recover the full contractual amount of principal and interest that we anticipated at the time we originated the loan, which could cause us to increase our provision for loan losses and adversely affect our operating results and financial condition.  Also, the collateral underlying commercial business loans may fluctuate in value.  Some of our commercial business loans are collateralized by equipment, inventory, accounts receivable or other business assets, and the liquidation of collateral in the event of default is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories may be obsolete or of limited use.

Our construction lending may expose us to increased lending risks, which could hurt our profits.

At December 31, 2011, we had $23.2 million of construction loans, representing 14.3% of our total loan portfolio at that date.  These loans generally have a higher risk of loss compared to our one- to four-family residential real estate loans.  Construction lending involves additional risks because of the inherent difficulty in estimating a property’s value both before and at completion of the project.  Construction costs may exceed original estimates as a result of increased materials, labor or other costs.  In addition, because of current uncertainties in the residential and commercial real estate markets, property values have become more difficult to determine than they have been historically.  Repayment of construction loans often depends on the ability of the borrower to sell or lease the property.  These loans also require ongoing monitoring.

Our level of non-performing loans increased to $3.1 million, or 1.92% of total loans at December 31, 2011 from $253,000, or 0.14% of total loans at December 31, 2010, primarily due to three construction loans with aggregate principal balances of $2.4 million and three residential mortgage loans with aggregate principal balances of $696,000 categorized as non-performing at December 31, 2011.  Such continued increases could result in charge-offs or provisions for loan losses that are higher than our historical levels.  See “—If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.”

A significant portion of our loan portfolio consists of recently originated loans.

Our commercial loan portfolio (including commercial and multi-family real estate loans, residential investment property loans, and business loans and construction loans) has grown to $82.6 million at December 31, 2011 from $24.0 million at June 30, 2006.  It is difficult to predict how these recently originated loans will perform.  As a result, these loans may have delinquency or charge-off levels above our historical experience, which could adversely affect our future performance.

Our business may be adversely affected by continued weak conditions in the financial markets and economic conditions generally and locally.

Recent economic conditions have resulted in continued uncertainty in the financial markets and continued expectations of weak general economic conditions.  The resulting economic pressure on consumers and businesses has adversely affected our business, financial condition and results of operations.  The credit quality of loan and investment securities portfolios has deteriorated at many financial institutions and the values of real estate collateral securing many commercial loans and home mortgages have declined and may continue to decline.  Financial companies’ stock prices have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets.  A continuation or worsening of these conditions could result in reduced loan demand and further increases in loan delinquencies, loan losses, loan loss provisions, costs associated with monitoring delinquent loans and disposing of foreclosed property, and otherwise negatively affect our operations, financial condition and earnings.  Further, a decline in the stock market in general, or for stocks of financial institutions and their holding companies, could affect our stock performance.

Our local economy may affect our future growth possibilities and operations in our primary market area.  Our future growth opportunities depend on the growth and stability of our regional economy and our ability to expand the market area we serve.  In addition, nearly all of our loans are to customers in the Commonwealth of Massachusetts, and particularly Essex County.  A continued downturn in our local economy may limit funds available for deposit and may negatively affect our borrowers’ ability to repay their loans on a timely basis, both of which could have an impact on our profitability.  Also, a decline in real estate valuations in this market would lower the value of the collateral securing our loans.

Income from secondary mortgage market operations is volatile, and we may incur losses or charges with respect to our secondary mortgage market operations which would negatively affect our earnings.

We generally sell in the secondary market the longer term fixed-rate residential mortgage loans that we originate, earning non-interest income in the form of gains on sale. When interest rates rise, the demand for mortgage loans tends to fall and may reduce the number of loans available for sale. In addition to interest rate levels, weak or deteriorating economic conditions also tend to reduce loan demand. Although we sell loans in the secondary market without recourse, we are required to give customary representations and warranties to the buyers. If we breach those representations and warranties, the buyers can require us to repurchase the loans and we may incur a loss on the repurchase. Because we generally retain the servicing rights on the loans we sell in the secondary market, we are required to record a mortgage servicing right asset, which we test quarterly for impairment. The value of mortgage servicing rights tends to increase with rising interest rates and to decrease with falling interest rates. If we are required to take an impairment charge on our mortgage servicing rights, that would adversely affect our earnings.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease. Our loan customers may not repay their loans according to their terms and the collateral securing the payment of these loans may be insufficient to pay any remaining loan balance. We therefore may experience significant loan losses, which could have a material adverse effect on our operating results.  At December 31, 2011, our allowance for loan losses totaled $1.8 million, or 1.12% of total loans and 58.22% of non-performing loans at that date.

Material additions to our allowance for loan losses also would materially decrease our net income, and the charge-off of loans may cause us to increase the allowance. We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We rely on our experience and our evaluation of economic conditions, among other factors, in determining the amount of the allowance for loan losses. If our assumptions prove to be incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, which would require additions to our allowance.

The Standard & Poor’s downgrade in the U.S. Government’s sovereign credit rating, and in the credit ratings of instruments issued, insured or guaranteed by certain related institutions, agencies and instrumentalities, could result in risks to us and general economic conditions that we are not able to predict.

On August 5, 2011, Standard & Poor’s downgraded the United States’ long-term debt rating from its AAA rating to AA+.   On August 8, 2011, Standard & Poor’s downgraded the credit ratings of certain long-term debt instruments issued by Fannie Mae and Freddie Mac and other U.S. government agencies linked to long-term U.S. debt.  Instruments of this nature are key assets on the balance sheets of financial institutions, including Georgetown Savings Bank.  These downgrades could adversely affect the market value of such instruments, and could adversely affect our ability to obtain funding that is collateralized by such instruments, as well as the pricing of that funding when it is available.  We cannot predict if, when or how these changes to the credit ratings will affect economic conditions.  However, these ratings downgrades could result in a significant adverse impact on us, and could exacerbate other risks to which we are subject, including those described in this proxy statement/prospectus.

Changes in interest rates could adversely affect our results of operations and financial condition.

Our profitability depends substantially on our net interest income, which is the difference between the interest income earned on our interest-earning assets and the interest expense paid on our interest-bearing liabilities. Increases in interest rates may decrease loan demand (which would also decrease our ability to generate non-interest income through the sale of loans into the secondary market and related fees for continuing to service those sold loans) and make it more difficult for borrowers to repay adjustable-rate loans. In addition, as market interest rates rise, we will have competitive pressures to increase the rates we pay on deposits.  Because interest rates we pay on our deposits would be expected to increase more quickly than the increase in the yields we earn on our interest-earning assets, our net interest income would be adversely affected.

We also are subject to reinvestment risk associated with changes in interest rates. Changes in interest rates may affect the average life of loans and mortgage-related securities. Decreases in interest rates can result in increased prepayments of loans and mortgage-related securities, as borrowers refinance to reduce borrowing costs.

Under these circumstances, we are subject to reinvestment risk to the extent that we are unable to reinvest the cash received from such prepayments at rates that are comparable to the interest rates on existing loans and securities.

We operate in a highly regulated environment, and changes in laws and regulations to which we are subject may adversely affect our results of operations.

Georgetown Savings Bank is subject to extensive regulation, supervision and examination by the Office of the Comptroller of the Currency, as its chartering authority, and by the Federal Deposit Insurance Corporation as the insurer of its deposits up to certain limits. In addition, the Board of Governors of the Federal Reserve System will regulate and oversee Georgetown Bancorp, Inc. We also belong to the Federal Home Loan Bank System and, as a member of such system, we are subject to certain limited regulations promulgated by the Federal Home Loan Bank of Boston.  This regulation and supervision limits the activities in which we may engage and is intended primarily to protect our depositors and borrowers and, in the case of Federal Deposit Insurance Corporation regulation, the Federal Deposit Insurance Corporation’s insurance fund.  Regulatory authorities have extensive discretion in the exercise of their supervisory and enforcement powers. They may, among other things, impose restrictions on the operation of a banking institution, the classification of assets by an institution and an institution’s allowance for loan losses.  Regulatory and law enforcement authorities also have wide discretion and extensive enforcement powers under various consumer protection and civil rights laws, including the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Housing Act, and the Real Estate Settlement Procedures Act.  Any change in the laws or regulations applicable to us, or in banking regulators’ supervisory policies or examination procedures, whether by the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, other state or federal regulators, or the U.S. Congress could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Government responses to economic conditions may adversely affect our operations, financial condition and earnings.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) has changed the bank regulatory framework.  For example, it has created an independent Consumer Financial Protection Bureau that has assumed the consumer protection responsibilities of the various federal banking agencies, established more stringent capital standards for banks and bank holding companies and given the Board of Governors of the Federal Reserve System exclusive authority to regulate savings and loan holding companies.  The legislation has also resulted in new regulations affecting the lending, funding, trading and investment activities of banks and bank holding companies.   The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions such as Georgetown Savings Bank, including the authority to prohibit “unfair, deceptive or abusive” acts and practices.  Banks and savings institutions with $10.0 billion or less in assets will continue to be examined by their applicable bank regulators.  The new legislation also weakens the federal preemption available for national banks and federal savings associations, and gives state attorneys general the ability to enforce applicable federal consumer protection laws.  The Dodd-Frank Act also requires the federal banking agencies to promulgate rules requiring mortgage lenders to retain a portion of the credit risk related to sold loans.  We expect that such rules would make it more difficult for us to sell loans into the secondary market.  Bank regulatory agencies also have been responding aggressively to concerns and adverse trends identified in examinations.  Ongoing uncertainty and adverse developments in the financial services industry and in the domestic and international credit markets, and the effect of new legislation and regulatory actions in response to these conditions, may adversely affect our operations by restricting our business activities, including our ability to originate or sell loans, modify loan terms, or foreclose on property securing loans.  These measures are likely to increase our costs of doing business and increase our costs related to regulatory compliance, and may have a significant adverse effect on our lending activities, financial performance and operating flexibility.  In addition, these risks could affect the performance and value of our loan and investment securities portfolios, which also would negatively affect our financial performance.

Furthermore, the Board of Governors of the Federal Reserve System, in an attempt to help the overall economy, has, among other things, kept interest rates low through its targeted federal funds rate and the purchase of mortgage-backed securities.  If the Board of Governors of the Federal Reserve System increases the federal funds rate, market interest rates would likely rise, which may negatively affect the housing markets and the U.S. economic recovery.  In addition, deflationary pressures, while possibly lowering our operating costs, could have a significant negative effect on our borrowers, especially our business borrowers, and the values of underlying collateral securing loans, which could negatively affect our financial performance.

Strong competition within our market area may limit our growth and profitability.

Competition in the banking and financial services industry within our market area is intense.  In our market area we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere.  Many of these competitors have substantially greater resources and lending limits than we have and offer certain services that we do not or cannot provide.  Our profitability depends upon our continued ability to successfully compete in our market area.  The greater resources and broader range of deposit and loan products offered by our competition may limit our ability to increase our interest-earning assets and profitability.  We expect competition to remain intense in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Competition for deposits and the origination of loans could limit our ability to successfully implement our business plan, and could adversely affect our results of operations in the future.

If our investment in the Federal Home Loan Bank of Boston is classified as other-than-temporarily impaired, our earnings and/or shareholders’ equity could decrease and our liquidity position could be negatively impacted.

We own common stock of the Federal Home Loan Bank of Boston. We are required to hold this stock in order to qualify for membership in the Federal Home Loan Bank System and to be eligible to borrow funds under the Federal Home Loan Bank of Boston’s advance program. The aggregate cost of our Federal Home Loan Bank of Boston common stock as of December 31, 2011 was $3.1 million based on its par value. There is no market for our Federal Home Loan Bank of Boston common stock.

Published reports indicate that several banks in the Federal Home Loan Bank System may be subject to asset quality and other risks that could adversely affect their regulatory capital levels. In an extreme situation, it is possible that the capital of the Federal Home Loan Bank of Boston could be substantially diminished or reduced to zero. Consequently, we believe that there may be a risk that our investment in Federal Home Loan Bank of Boston common stock could be deemed other-than-temporarily impaired at some time in the future and if this occurs, it would cause our earnings and shareholders’ equity to decrease by the after-tax amount of the impairment charge.  Furthermore, a reduction in the Federal Home Loan Bank of Boston’s capital would have a significant adverse impact on our liquidity as we have relied on borrowings from the Federal Home Loan Bank of Boston to fund a portion of our operations and as a source of liquidity.

We rely on our management team for the successful implementation of our business strategy.

We depend on our executive officers and key personnel to continue the implementation of our long-term business strategy. We believe that our continued growth and future success will depend in large part upon the skills of our management team. The competition for qualified personnel in the financial services industry is intense, and the loss of our key personnel or an inability to continue to attract, retain and motivate key personnel could adversely affect our business. We cannot assure you that we will be able to retain our existing key personnel or attract additional qualified personnel. Although we have employment agreements with our President and Chief Executive Officer and our Chief Financial Officer, the loss of the services of one or more of our executive officers and key personnel could impair our ability to continue to develop our business strategy.

Risks associated with system failures, interruptions, or breaches of security could negatively affect our earnings.

Information technology systems are critical to our business. We use various technology systems to manage our customer relationships, general ledger, securities, deposits, and loans. We have established policies and procedures to prevent or limit the impact of system failures, interruptions, and security breaches, but such events may still occur and may not be adequately addressed if they do occur. In addition any compromise of our systems could deter customers from using our products and services. Although we rely on security systems to provide security and authentication necessary to effect the secure transmission of data, these precautions may not protect our systems from compromises or breaches of security.

In addition, we outsource a majority of our data processing to certain third-party providers. If these third-party providers encounter difficulties, or if we have difficulty communicating with them, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely affected. Threats to information security also exist in the processing of customer information through various other vendors and their personnel.

The occurrence of any system failures, interruption, or breach of security could damage our reputation and result in a loss of customers and business thereby subjecting us to additional regulatory scrutiny.  It could also expose us to litigation and possible financial liability. Any of these events could have a material adverse effect on our financial condition and results of operations.

Risks Related to the Offering and the Exchange

The market value of New Georgetown common stock received in the share exchange may be less than the market value of Georgetown-Federal common stock exchanged.

The number of shares of New Georgetown common stock you receive will be based on an exchange ratio that will be determined as of the date of completion of the conversion and offering. The exchange ratio will be based on the percentage of Georgetown-Federal common stock held by the public prior to the completion of the conversion and offering, the final independent appraisal of New Georgetown common stock prepared by RP Financial, LC. and the number of shares of common stock sold in the offering. The exchange ratio will ensure that existing public shareholders of Georgetown-Federal common stock will own the same percentage of New Georgetown common stock after the conversion and offering as they owned of Georgetown-Federal common stock immediately prior to completion of the conversion and offering (excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares).  The exchange ratio will not depend on the market price of Georgetown-Federal common stock.

The exchange ratio ranges from 0.55647 shares at the minimum to 0.75287 shares at the maximum (or 0.86580 at the adjusted maximum) of the offering range of New Georgetown common stock per share of Georgetown-Federal common stock. Shares of New Georgetown common stock issued in the share exchange will have an initial value of $10.00 per share. Depending on the exchange ratio and the market value of Georgetown-Federal common stock at the time of the exchange, the initial market value of the New Georgetown common stock that you receive in the share exchange could be less than the market value of the Georgetown-Federal common stock that you currently own. Based on the most recent closing price of Georgetown-Federal common stock prior to the date of this proxy statement/prospectus, which was $7.55, unless at least 1,153,253 shares of New Georgetown common stock are sold in the offering (which is between the maximum and the adjusted maximum of the offering range), the initial value of the New Georgetown common stock you receive in the share exchange would be less than the market value of the Georgetown-Federal common stock you currently own.

The future price of the shares of common stock may be less than the $10.00 purchase price per share in the offering.

If you purchase shares of common stock in the offering, you may not be able to sell them later at or above the $10.00 purchase price in the offering.  In several cases, shares of common stock issued by newly converted savings institutions or mutual holding companies have traded below the initial offering price.  The aggregate purchase price of the shares of common stock sold in the offering will be based on an independent appraisal. The independent appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock. The independent appraisal is based on certain estimates, assumptions and projections, all of which are subject to change from time to time.  After the shares begin trading, the trading price of our common stock will be determined by the marketplace, and may be influenced by many factors, including prevailing interest rates, the overall performance of the economy, investor perceptions of New Georgetown, market volatility and the outlook for the financial services industry in general.  Price fluctuations may be unrelated to the operating performance of particular companies.

Our failure to effectively deploy the net proceeds may have an adverse effect on our financial performance and the value of our common stock.

We intend to invest between $3.7 million and $5.2 million of the net proceeds of the offering (or $6.1 million at the adjusted maximum of the offering range) in Georgetown Savings Bank.  We may use the remaining net proceeds to invest in short-term investments, repurchase shares of common stock, pay dividends or for other general corporate purposes.  We also expect to use a portion of the net proceeds we retain to fund a loan for the purchase of shares of common stock in the offering by the employee stock ownership plan.  Georgetown Savings Bank may use the net proceeds it receives to fund new loans, expand its retail banking franchise by acquiring new branches or by acquiring other financial institutions or other financial services companies, or for other general corporate purposes.  However, with the exception of the loan to the employee stock ownership plan, we have not allocated specific amounts of the net proceeds for any of these purposes, and we will have significant flexibility in determining the amount of the net proceeds we apply to different uses and the timing of such applications. Also, certain of these uses, such as opening new branches or acquiring other financial institutions, may require the approval of the Office of the Comptroller of the Currency and/or the Board of Governors of the Federal Reserve System.  We have not established a timetable for reinvesting the net proceeds, and we cannot predict how long it will take to reinvest the net proceeds.

Our return on equity is expected to be low following the stock offering.  This could negatively affect the trading price of our shares of common stock.

Net income divided by average equity, known as “return on equity,” is a ratio many investors use to compare the performance of a financial institution to its peers.  Following the stock offering, we expect our consolidated equity to be between $26.8 million at the minimum of the offering range and $30.9 million at the adjusted maximum of the offering range.  Based upon our net income for the year ended December 31, 2011, and these pro forma equity levels, our return on equity would be 3.8% and 3.3% at the minimum and adjusted maximum of the offering range, respectively.  We expect our return on equity to remain low until we are able to leverage the additional capital we receive from the stock offering.  Although we will be able to increase net interest income using proceeds of the stock offering, our return on equity will be negatively affected by added expenses associated with our employee stock ownership plan and the stock-based benefit plan we intend to adopt.  Until we can increase our net interest income and non-interest income and leverage the capital raised in the stock offering, we expect our return on equity to remain low, which may reduce the market price of our shares of common stock.

Our stock-based benefit plans would increase our expenses and reduce our income.

We intend to adopt one or more new stock-based benefit plans after the conversion, subject to shareholder approval, which would increase our annual compensation and benefit expenses related to the stock options and shares granted to participants under our stock-based benefit plan.  The actual amount of these new stock-related compensation and benefit expenses will depend on the number of options and stock awards actually granted under the plan, the fair market value of our stock or options on the date of grant, the vesting period and other factors which we cannot predict at this time.  In the event we adopt the plan within 12 months following the conversion, under current Board of Governors of the Federal Reserve System policy the total shares of common stock reserved for issuance pursuant to awards of restricted stock and grants of options under our existing and proposed stock-based benefit plans would be limited to 4% and 10%, respectively, of the total shares of our common stock outstanding.  If we award restricted shares of common stock or grant options in excess of these amounts under stock-based benefit plans adopted more than 12 months after the completion of the conversion, the stock-based benefit plans would not be subject to such restrictions and our costs could increase further.

In addition, we will recognize expense for our employee stock ownership plan when shares are committed to be released to participants’ accounts, and we will recognize expense for restricted stock awards and stock options over the vesting period of awards made to recipients.  We estimate the expense in the first year following the offering for shares purchased by our employee stock ownership plan in the offering to be approximately $71,000 ($42,000 after tax) at the adjusted maximum of the offering range as set forth in the pro forma financial information under “Pro Forma Data,” assuming the $10.00 per share purchase price as fair market value. Actual expenses, however, may be higher or lower, depending on the price of our common stock.  For further discussion of our proposed stock-based plans, see “Management—Benefits to be Considered Following Completion of the Conversion.”

The implementation of stock-based benefit plans may dilute your ownership interest.  Historically, shareholders have approved these stock-based benefit plans.

We intend to adopt one or more new stock-based benefit plans following the stock offering. These plans may be funded either through open market purchases or from the issuance of authorized but unissued shares of common stock.  Our ability to repurchase shares of common stock to fund these plans will be subject to many factors, including, but not limited to, applicable regulatory restrictions on stock repurchases, the availability of stock in the market, the trading price of the stock, our capital levels, alternative uses for our capital and our financial performance.  While our intention is to fund the new stock-based benefit plan through open market purchases, shareholders would experience a 7.35% reduction in ownership interest at the adjusted maximum of the offering range in the event newly issued shares of our common stock are used to fund stock options and shares of restricted common stock in an amount equal to up to 10% and 4%, respectively, of the shares sold in the offering.  In the event we adopt the plan more than 12 months following the conversion, the plan would not be subject to these limitations.

Although the implementation of the stock-based benefit plan will be subject to shareholder approval, historically, the overwhelming majority of stock-based benefit plans adopted by savings institutions and their holding companies following mutual-to-stock conversions have been approved by shareholders.

We have not determined when we will adopt one or more new stock-based benefit plans.  Stock-based benefit plans adopted more than 12 months following the completion of the conversion may exceed regulatory restrictions on the size of stock-based benefit plans adopted within 12 months, which would further increase our costs.

If we adopt stock-based benefit plans more than 12 months following the completion of the conversion, then grants of shares of common stock or stock options under our existing and proposed stock-based benefit plans may exceed 4% and 10%, respectively, of our total outstanding shares.  Stock-based benefit plans that provide for awards in excess of these amounts would increase our costs beyond the amounts estimated in “Pro Forma Data.”  Stock-based benefit plans that provide for awards in excess of these amounts could also result in dilution to shareholders in excess of that described in “—The implementation of stock-based benefit plans may dilute your ownership interest.  Historically, shareholders have approved these stock-based benefit plans.”  Although the implementation of stock-based benefit plans would be subject to shareholder approval, the determination as to the timing of the implementation of such plans will be at the discretion of our board of directors.

Various factors may make takeover attempts more difficult to achieve.

Our board of directors has no current intention to sell control of New Georgetown. Provisions of our articles of incorporation and bylaws, federal regulations, Georgetown Savings Bank’s federal stock charter, Maryland law, shares of restricted stock and stock options that we have granted or may grant to employees and directors, stock ownership by our management and directors and employment agreements that we have entered into with our executive officers, and various other factors may make it more difficult for companies or persons to acquire control of New Georgetown without the consent of our board of directors.  You may want a takeover attempt to succeed because, for example, a potential acquiror could offer a premium over the then prevailing price of our common stock.  For additional information, see “Restrictions on Acquisition of New Georgetown,” “Management—Employment Agreements” and “—Benefits to be Considered Following Completion of the Conversion.”

An active trading market for our common stock may not develop.

Georgetown-Federal’s common stock is currently quoted on the OTC Bulletin Board.  Upon completion of the conversion, the common stock of New Georgetown will replace the existing shares, and we expect the common stock will be traded on the Nasdaq Capital Market.  An active public trading market for New Georgetown’s common stock may not develop or be sustained after this stock offering.  If an active trading market for our common stock does not develop, you may not be able to sell all of your shares of common stock on short notice, and the sale of a large number of shares at one time could depress the market price.

INFORMATION ABOUT THE SPECIAL MEETING

General

This proxy statement/prospectus is being furnished to you in connection with the solicitation by the board of directors of Georgetown-Federal of proxies to be voted at the special meeting of shareholders to be held at the executive offices of Georgetown Savings Bank, 2 East Main Street, Georgetown, Massachusetts 01833, on June 25, 2012, at 4:00 p.m., Eastern Time, and any adjournment or postponement thereof.

At the special meeting, shareholders will consider and vote upon the plan of conversion and reorganization of Georgetown Bancorp, MHC.

In addition, shareholders will vote on a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the plan of conversion and reorganization.

Voting in favor of or against the plan of conversion and reorganization includes a vote for or against the conversion of Georgetown Bancorp, MHC to a stock holding company as contemplated by the plan of conversion and reorganization.  Voting in favor of the plan of conversion and reorganization will not obligate you to purchase any shares of common stock in the offering and will not affect the balance, interest rate or federal deposit insurance of any deposits at Georgetown Savings Bank.

Who Can Vote at the Meeting

You are entitled to vote your Georgetown-Federal common stock if our records show that you held your shares as of the close of business on April 30, 2012.  If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you by your broker or nominee.  As the beneficial owner, you have the right to direct your broker or nominee how to vote.

As of the close of business on April 30, 2012, there were 2,694,341 shares of Georgetown-Federal common stock outstanding.  Each share of common stock has one vote.

Attending the Meeting

If you are a shareholder as of the close of business on April 30, 2012, you may attend the meeting.  However, if you hold your shares in street name, you will need proof of stock ownership to be admitted to the meeting.  A recent brokerage statement or a letter from a bank or broker are examples of proof of ownership.  If you want to vote your shares of Georgetown-Federal common stock held in street name in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Quorum; Vote Required

The special meeting will be held only if there is a quorum.  A quorum exists if a majority of the outstanding shares of common stock entitled to vote, represented in person or by proxy, is present at the meeting.  If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting.  Broker non-votes also will be counted for purposes of determining the existence of a quorum.  A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Proposal 1: Approval of the Plan of Conversion and Reorganization.  We must obtain the affirmative vote of the holders of (i) two-thirds of the outstanding common stock of Georgetown-Federal entitled to be cast at the special meeting, including shares held by Georgetown Bancorp, MHC, and (ii) a majority of the outstanding shares of common stock of Georgetown-Federal entitled to be cast at the special meeting, other than shares held by Georgetown Bancorp, MHC.

Proposal 2:  Approval of the adjournment of the special meeting.  We must obtain the affirmative vote of at least a majority of the votes cast by Georgetown-Federal shareholders at the special meeting to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposal to approve the plan of conversion and reorganization.

Informational Proposals 3a through 3c.  The provisions of New Georgetown’s articles of incorporation that are summarized as informational proposals were approved as part of the process in which the board of directors of Georgetown-Federal approved the plan of conversion and reorganization. These proposals are informational in nature only, because the Board of Governors of the Federal Reserve System’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion and reorganization.  While we are asking you to vote with respect to each of the informational proposals listed above, the proposed provisions for which an informational vote is requested will become effective if shareholders approve the plan of conversion and reorganization, regardless of whether shareholders vote to approve any or all of the informational proposals.  The provisions of New Georgetown’s articles of incorporation that are summarized as informational proposals may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of New Georgetown, if such attempts are not approved by the board of directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

Other Matters.  We must obtain the affirmative vote of the majority of the votes cast by holders of outstanding shares of common stock of Georgetown-Federal. At this time, we know of no other matters that may be presented at the special meeting.

Shares Held by Georgetown Bancorp, MHC and Our Executive Officers and Directors

As of April 30, 2012, Georgetown Bancorp, MHC beneficially owned 1,527,487 shares of Georgetown-Federal common stock.  This equals approximately 56.7% of our outstanding shares.  Georgetown Bancorp, MHC intends to vote all of its shares in favor of each proposal presented by Georgetown-Federal at the meeting.

As of April 30, 2012, our executive officers and directors beneficially owned 196,628 shares of Georgetown-Federal common stock, not including shares that they may acquire upon the exercise of outstanding stock options.  This equals 7.2% of our outstanding shares and 16.8% of shares held by persons other than Georgetown Bancorp, MHC.

Voting by Proxy

Our board of directors is sending you this proxy statement/prospectus to request that you allow your shares of Georgetown-Federal common stock to be represented at the special meeting by the persons named in the enclosed proxy card.  All shares of Georgetown-Federal common stock represented at the meeting by properly executed and dated proxies will be voted according to the instructions indicated on the proxy card.  If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by our board of directors.  Our board of directors recommends that you vote “FOR” approval of the plan of conversion and reorganization, “FOR” approval of the adjournment of the special meeting, and “FOR” each of the Informational Proposals 3a through 3c.

If any matters not described in this proxy statement/prospectus are properly presented at the special meeting, the board of directors will use their judgment to determine how to vote your shares.  We do not know of any other matters to be presented at the special meeting.

If your Georgetown-Federal common stock is held in street name, you will receive instructions from your broker, bank or other nominee that you must follow to have your shares voted.  Your broker or other nominee may allow you to deliver your voting instructions via the telephone or the Internet.  Please see the instruction form provided by your broker or other nominee that accompanies this proxy statement/prospectus.

Revocability of Proxies

You may revoke your proxy at any time before the vote is taken at the special meeting.  To revoke your proxy, you must advise the corporate secretary of Georgetown-Federal in writing before your common stock has been voted at the special meeting, deliver a later-dated proxy or attend the special meeting and vote your shares in person.  Attendance at the special meeting will not in itself constitute revocation of your proxy.

Solicitation of Proxies

This proxy statement/prospectus and the accompanying proxy card are being furnished to you in connection with the solicitation of proxies for the special meeting by the board of directors.  Georgetown-Federal will pay the costs of soliciting proxies from its shareholders.  To the extent necessary to permit approval of the plan of conversion and reorganization and the other proposals being considered,  Phoenix Advisory Partners, our proxy solicitor, directors, officers or employees of Georgetown-Federal and Georgetown Savings Bank may solicit proxies by mail, telephone and other forms of communication.  We will reimburse such persons for their reasonable out-of-pocket expenses incurred in connection with such solicitation. For its services as shareholder information agent and shareholder proxy solicitor, we will pay Phoenix Advisory Partners $5,000 for shareholder solicitation services and $2,000 for shareholder information agent services plus reasonable out-of-pocket expenses and charges for telephone calls made and received in connection with the solicitation.

We will also reimburse banks, brokers, nominees and other fiduciaries for the expenses they incur in forwarding the proxy materials to you.

Participants in the Employee Stock Ownership Plan

If you participate in Georgetown Savings Bank Employee Stock Ownership Plan, you will receive a voting instruction form that reflects all shares you may direct the trustees to vote on your behalf under the Employee Stock Ownership Plan. Under the terms of the Employee Stock Ownership Plan, the Employee Stock Ownership Plan trustee votes all shares held by the Employee Stock Ownership Plan, but each Employee Stock Ownership Plan participant may direct the trustee how to vote the shares of common stock allocated to his or her account. The Employee Stock Ownership Plan trustee, subject to the exercise of its fiduciary duties, will vote all unallocated shares of Georgetown-Federal common stock held by the Employee Stock Ownership Plan and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions. The deadline for returning your voting instructions to the plan’s trustee or its designee is June 18, 2012.

Participants in the 401(k) Plan

If you invest in Georgetown-Federal common stock through the SBERA 401(k) Plan as adopted by Georgetown Savings Bank (the “401(k) Plan”), your interests in the Georgetown-Federal common stock held in the 401(k) Plan will be voted by SBERA, as the plan administrator.  Under the terms of the 401(k) Plan, the plan administrator votes all shares of Georgetown-Federal credited to your account, except for votes involving a change in control, in which case participants and beneficiaries will vote using a  pass-through arrangement.  The plan administrator has a fiduciary obligation to vote the shares of Georgetown-Federal common stock held by the 401(k) Plan solely in the best interests of the plan’s participants and beneficiaries.

Recommendation of the Board of Directors

The board of directors recommends that you promptly vote the enclosed proxy card in favor of the above described proposals, including the adoption of the plan of conversion and reorganization.  Voting the proxy card will not prevent you from voting in person at the special meeting.  For information on submitting your proxy card by mail or voting by telephone or Internet, please refer to the instructions on the enclosed proxy card.

Your prompt vote is very important. Failure to vote will have the same effect as voting against the plan of conversion and reorganization.

PROPOSAL 1 — APPROVAL OF THE PLAN OF CONVERSION AND REORGANIZATION

The boards of directors of Georgetown-Federal and of Georgetown Bancorp, MHC have approved the plan of conversion and reorganization.  The plan of conversion and reorganization must also be approved by the depositors of Georgetown Savings Bank, the corporators of Georgetown Bancorp, MHC and the shareholders of Georgetown-Federal.  Special meetings have been called for this purpose. The Board of Governors of the Federal Reserve System has conditionally approved the plan of conversion and reorganization; however, such approval does not constitute a recommendation or endorsement of the plan of conversion and reorganization by that agency.

General

Pursuant to the plan of conversion and reorganization, our organization will convert from the mutual holding company form of organization to the fully stock form.  Currently, Georgetown Savings Bank is a wholly-owned subsidiary of Georgetown-Federal and Georgetown Bancorp, MHC owns approximately 56.7% of Georgetown-Federal’s common stock. The remaining 43.3% of Georgetown-Federal’s common stock is owned by public shareholders. As a result of the conversion, our newly formed company, New Georgetown, will replace Georgetown-Federal as the holding company of Georgetown Savings Bank.  Each share of Georgetown-Federal common stock owned by the public will be exchanged for between 0.55647 shares at the minimum and 0.75287 shares at the maximum of the offering range (or 0.86580 at the adjusted maximum of the offering range) of New Georgetown common stock, so that Georgetown-Federal’s existing public shareholders will own the same percentage of New Georgetown common stock as they owned of Georgetown-Federal’s common stock immediately prior to the conversion (excluding any new shares purchased by them in the offering and their receipt of cash in lieu of fractional exchange shares).  The actual number of shares that you will receive will depend on the percentage of Georgetown-Federal common stock held by the public at the completion of the conversion, the final independent appraisal of New Georgetown and the number of shares of New Georgetown common stock sold in the offering described in the following paragraph. It will not depend on the market price of Georgetown-Federal common stock.

Concurrently with the exchange offer, we are offering up to 1,322,500 shares of common stock of New Georgetown, representing the 56.7% ownership interest of Georgetown Bancorp, MHC in Georgetown-Federal, for

sale to eligible depositors and to the public at a price of $10.00 per share. After the conversion and offering are completed, Georgetown Savings Bank will be a wholly-owned subsidiary of New Georgetown, and 100% of the common stock of New Georgetown will be owned by public shareholders. As a result of the conversion and offering, Georgetown-Federal and Georgetown Bancorp, MHC will cease to exist.

New Georgetown intends to contribute between $3.7 million and $6.1 million of the net proceeds to Georgetown Savings Bank and to retain between $3.1 million and $5.0 million of the net proceeds.  The conversion will be consummated only upon the issuance of at least the minimum number of shares of our common stock offered pursuant to the plan of conversion and reorganization.

The plan of conversion and reorganization provides that we will offer shares of common stock in a “subscription offering” in the following descending order of priority:

(i)                                     First, to depositors with accounts at Georgetown Savings Bank with aggregate balances of at least $50 at the close of business on June 30, 2010.

(ii)                                  Second, to our tax-qualified employee benefit plans (specifically Georgetown Savings Bank’s employee stock ownership plan and 401(k) plan), which will receive, without payment therefor, nontransferable subscription rights to purchase in the aggregate up to 10% of the shares of common stock sold in the offering.  We expect our employee stock ownership plan to purchase 8% of the shares of common stock sold in the offering, although we reserve the right to have the employee stock ownership plan purchase more than 8% of the shares sold in the offering to the extent necessary to complete the offering at the minimum of the offering range.

(iii)                               Third, to depositors with accounts at Georgetown Savings Bank with aggregate balances of at least $50 at the close of business on March 31, 2012.

(iv)                              Fourth, to depositors of Georgetown Savings Bank at the close of business on April 30, 2012.

Shares of common stock not purchased in the subscription offering may be offered for sale in a community offering, with a preference given first to natural persons (including trusts of natural persons) residing in the Massachusetts counties of Suffolk, Middlesex and Essex and the New Hampshire county of Rockingham, then to Georgetown-Federal’s public shareholders as of April 30, 2012 and then to other members of the general public.  The community offering may begin concurrently with, during or after the subscription offering.  We also may offer for sale shares of common stock not purchased in the subscription offering or the community offering through a syndicated community offering, which will be managed by Keefe, Bruyette & Woods, Inc.  We have the right to accept or reject, in our sole discretion, orders received in the community offering or syndicated community offering.  Any determination to accept or reject stock orders in the community offering and the syndicated community offering will be based on the facts and circumstances available to management at the time of the determination.

The community offering, if any, may begin at the same time as, during, or after the subscription offering and must be completed within 45 days after the completion of the subscription offering unless otherwise extended by the Board of Governors of the Federal Reserve System. See “—Community Offering.”  The syndicated community offering may begin at any time following the commencement of the subscription offering and must be completed within 45 days after the completion of the subscription offering unless otherwise extended by us, with approval of the Board of Governors of the Federal Reserve System.

We determined the number of shares of common stock to be offered in the offering based upon an independent valuation of the estimated pro forma market value of New Georgetown.  All shares of common stock to be sold in the offering will be sold at $10.00 per share. Investors will not be charged a commission to purchase shares of common stock in the offering.  The independent valuation will be updated and the final number of shares of common stock to be issued in the offering will be determined at the completion of the offering. See “—Stock Pricing and Number of Shares to be Issued” for more information as to the determination of the estimated pro forma market value of the common stock.

A copy of the plan of conversion and reorganization is available for inspection at each branch office of Georgetown Savings Bank and at the Federal Reserve Bank of Boston. The plan of conversion and reorganization is also filed as an exhibit to Georgetown Bancorp, MHC’s application to convert from mutual to stock form of which this proxy statement/prospectus is a part, copies of which may be obtained from the Board of Governors of the Federal Reserve System. The plan of conversion and reorganization is also filed as an exhibit to the registration statement we have filed with the Securities and Exchange Commission, of which this proxy statement/prospectus is a part, copies of which may be obtained from the Securities and Exchange Commission or online at the Securities and Exchange Commission’s website.  See “Where You Can Find Additional Information.”

The board of directors recommends that you vote “FOR” the Plan of conversion and reorganization of Georgetown Bancorp, MHC.

Reasons for the Conversion

Our primary reasons for converting and undertaking the stock offering are to:

•                                          increase our capital to support continued growth and future business activities.  While Georgetown Savings Bank currently exceeds all regulatory capital requirements and is not subject to any directive or recommendation from any banking regulatory agency to raise capital, the proceeds from the sale of common stock will increase our capital during a period of significant economic and regulatory uncertainty, particularly for the financial services industry, and will support our continued growth and future business activities.

•                                          transition us from the mutual holding company structure to a more familiar and flexible organizational structure.   The stock holding company structure is a more familiar form of organization, which we believe will make our common stock more appealing to investors, and will give us greater flexibility to structure mergers and acquisitions and to access the capital markets through possible future equity and debt offerings, although we have no current plans, agreements or understandings regarding any mergers and acquisitions or additional securities offerings.

•                                          improve the trading liquidity of our shares of common stock.  The larger number of shares that will be outstanding after completion of the conversion and offering is expected to result in a more liquid and active market than currently exists for Georgetown-Federal common stock.  A more liquid and active market would make it easier for our shareholders to buy and sell our common stock and would give us greater flexibility in implementing capital management strategies.

•                                          eliminate the uncertainties associated with the mutual holding company structure resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act and the sunset of the Office of Thrift Supervision.  The Dodd-Frank Act has changed our primary bank and holding company regulator, which has resulted in changes in regulations applicable to us, including regulations governing mutual holding companies and conversions to stock form.  Under the Dodd-Frank Act, the Federal Reserve Board is now the sole federal regulator of all bank and savings and loan holding companies, including mutual holding companies, and the Federal Reserve Board historically has not allowed mutual holding companies to waive the receipt of dividends from their mid-tier holding company subsidiaries.  The Federal Reserve Board has adopted interim regulations that would make it more difficult for Georgetown Bancorp, MHC to waive dividends in the future.  The conversion will eliminate our mutual holding company structure and any regulatory uncertainty associated with potential dividend waivers by our mutual holding company, including the treatment of waived dividends in a conversion of our mutual holding company to stock form.

Approvals Required

The affirmative vote of a majority of the total votes eligible to be cast by the depositors of Georgetown Savings Bank is required to approve the plan of conversion and reorganization. By their approval of the plan of conversion and reorganization, the depositors of Georgetown Savings Bank will also be approving the merger of Georgetown Bancorp, MHC into Georgetown-Federal.  The affirmative vote of the holders of at least two-thirds of the outstanding shares of common stock of Georgetown-Federal and the affirmative vote of the holders of a majority of the outstanding shares of common stock of Georgetown-Federal held by the public shareholders of Georgetown-Federal are also required to approve the plan of conversion and reorganization. In addition, the affirmative vote of a majority of votes cast by corporators of Georgetown Bancorp, MHC is required to approve the plan of conversion and reorganization.  The plan of conversion and reorganization also must be approved by the Board of Governors of the Federal Reserve System, which has given its approval of the application that includes the plan of conversion and reorganization.

Share Exchange Ratio for Shareholders of Georgetown-Federal

Federal regulations provide that in a conversion of a mutual holding company to fully stock form, the public shareholders will be entitled to exchange their shares for common stock of the new holding company, provided that the mutual holding company demonstrates to the satisfaction of the Board of Governors of the Federal Reserve System that the basis for the exchange is fair and reasonable.  At the completion of the conversion, each publicly held share of Georgetown-Federal common stock will be converted automatically into the right to receive a number of shares of New Georgetown common stock.  The number of shares of common stock will be determined pursuant to the exchange ratio, which ensures that the public shareholders will own the same percentage of common stock in New Georgetown after the conversion as they held in Georgetown-Federal immediately prior to the conversion, exclusive of their purchase of shares of common stock in the offering and their receipt of cash in lieu of fractional exchange shares. The exchange ratio will not depend on the market value of New Georgetown common stock.  The exchange ratio will be based on the percentage of Georgetown-Federal common stock held by the public, the independent valuation of New Georgetown, and the number of shares of common stock issued in the offering.  The exchange ratio is expected to range from 0.55647 exchange shares for each publicly held share of Georgetown-Federal at the minimum of the offering range to 0.86580 exchange shares for each publicly held share of Georgetown-Federal at the adjusted maximum of the offering range.

The following table shows how the exchange ratio will adjust, based on the number of shares of common stock issued in the offering, with share ownership percentages as of February 29, 2012.  The table also shows how many shares of New Georgetown a hypothetical owner of Georgetown-Federal common stock would receive in the exchange for 100 shares of common stock owned at the completion of the conversion, depending on the number of shares issued in the offering.

	Shares to be Sold in This Offering		Shares of New Georgetown to be Issued in Exchange for Shares of Georgetown-Federal		Total Shares of Common Stock to be Issued in Exchange and	Exchange	Equivalent Value of Shares Based Upon Offering	Equivalent Pro Forma Tangible Book Value Per Exchanged	Shares to be Received for 100 Shares of Georgetown-
	Amount	Percent	Amount	Percent	Offering	Ratio	Price (1)	Share (2)	Federal (3)

Minimum	850,000	56.7%	650,082	43.3%	1,500,082	0.55647	$5.56	$9.93	55
Midpoint	1,000,000	56.7	764,802	43.3	1,764,802	0.65467	6.55	10.42	65
Maximum	1,150,000	56.7	879,522	43.3	2,029,522	0.75287	7.53	10.89	75
Adjusted Maximum	1,322,500	56.7	1,011,450	43.3	2,333,950	0.86580	8.66	11.45	86

(1)         Represents the value of shares of New Georgetown common stock to be received in the conversion by a holder of one share of Georgetown-Federal, pursuant to the exchange ratio, assuming a $10.00 market price.

(2)          Represents the pro forma tangible book value per share at December 31, 2011 at each level of the offering range multiplied by the respective exchange ratio.

(3)          Cash will be paid in lieu of fractional shares.

Options to purchase shares of Georgetown-Federal common stock that are outstanding immediately prior to the completion of the conversion will be converted into options to purchase shares of New Georgetown common stock, with the number of shares subject to the option and the exercise price per share to be adjusted based upon the exchange ratio.  The aggregate exercise price, term and vesting period of the options will remain unchanged.

Effects of Conversion on Depositors and Borrowers

Continuity. The conversion will not affect the normal business of Georgetown Savings Bank of accepting deposits and making loans. Georgetown Savings Bank will continue to be a federally chartered savings bank and will continue to be regulated by the Office of the Comptroller of the Currency. After the conversion, Georgetown Savings Bank will continue to offer existing services to depositors, borrowers and other customers.  The directors serving Georgetown-Federal at the time of the conversion will be the directors of New Georgetown after the conversion.

Effect on Deposit Accounts. Pursuant to the plan of conversion and reorganization, each depositor of Georgetown Savings Bank at the time of the conversion will automatically continue as a depositor after the conversion, and the deposit balance, interest rate and other terms of such deposit accounts will not change as a result of the conversion. Each such account will be insured by the Federal Deposit Insurance Corporation to the same extent as before the conversion. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

Effect on Loans. No loan outstanding from Georgetown Savings Bank will be affected by the conversion, and the amount, interest rate, maturity and security for each loan will remain as it was contractually fixed prior to the conversion.

Effect on Voting Rights of Depositors and Corporators. Depositors of Georgetown Savings Bank generally do not have voting rights in Georgetown Bancorp, MHC, subject to certain exceptions such as the right to vote on the plan of conversion and reorganization. Instead, voting rights in Georgetown Bancorp, MHC are vested in its corporators.  Upon completion of the conversion, depositors and corporators will no longer have voting rights, and all voting rights in Georgetown Savings Bank will be vested in New Georgetown as the sole shareholder of Georgetown Savings Bank.   The shareholders of New Georgetown will possess exclusive voting rights with respect to New Georgetown common stock.

Tax Effects. We have received opinions of counsel and our tax advisor with regard to federal and state income tax consequences of the conversion to the effect that the conversion will not be a taxable transaction for federal or state income tax purposes to Georgetown Bancorp, MHC, Georgetown-Federal, Georgetown Savings Bank, the public shareholders of Georgetown-Federal (except for cash paid in lieu of fractional shares), eligible account holders, supplemental eligible account holders or other depositors.  See “—Material Income Tax Consequences.”

Effect on Liquidation Rights.  Each depositor in Georgetown Savings Bank has both a deposit account in Georgetown Savings Bank and a pro rata ownership interest in the net worth of Georgetown Bancorp, MHC based upon the deposit balance in his or her account. This ownership interest is tied to the depositor’s account and has no tangible market value separate from the deposit account. This interest may only be realized in the event of a complete liquidation of Georgetown Bancorp, MHC and Georgetown Savings Bank.  Any depositor who opens a deposit account obtains a pro rata ownership interest in Georgetown Bancorp, MHC without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her account receives a portion or all of the balance in the deposit account but nothing for his or her ownership interest in the net worth of Georgetown Bancorp, MHC, which is lost to the extent that the balance in the account is reduced or closed.

Consequently, depositors in a stock bank subsidiary of a mutual holding company normally have no way of realizing the value of their ownership interest, which has realizable value only in the unlikely event that Georgetown Bancorp, MHC and Georgetown Savings Bank are liquidated. If this occurs, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of Georgetown Bancorp, MHC after other claims, including claims of depositors to the amounts of their deposits, are paid.

Under the plan of conversion and reorganization, Eligible Account Holders and Supplemental Eligible Account Holders will receive an interest in liquidation accounts maintained by New Georgetown and Georgetown Savings Bank in an aggregate amount equal to (i) Georgetown Bancorp, MHC’s ownership interest in Georgetown-Federal’s total shareholders’ equity as of the date of the latest statement of financial condition used in this proxy statement/prospectus plus (ii) the value of the net assets of Georgetown Bancorp, MHC as of the date of the latest statement of financial condition of Georgetown Bancorp, MHC prior to the consummation of the conversion (excluding its ownership of Georgetown-Federal). New Georgetown and Georgetown Savings Bank will hold the liquidation accounts for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in Georgetown Savings Bank after the conversion.  The liquidation accounts would be distributed to Eligible Account Holders and Supplemental Eligible Account Holders who maintain their deposit accounts in Georgetown Savings Bank only in the event of a liquidation of (a) New Georgetown and Georgetown Savings Bank or (b) Georgetown Savings Bank.  The liquidation account in Georgetown Savings Bank would be used only in the event that New Georgetown does not have sufficient assets to fund its obligations under its liquidation account.  The total obligation of New Georgetown and Georgetown Savings Bank under their respective liquidation accounts will never exceed the dollar amount of New Georgetown’s liquidation account as adjusted from time to time pursuant to the plan of conversion and reorganization and federal regulations.  See “—Liquidation Rights.”

Stock Pricing and Number of Shares to be Issued

The plan of conversion and reorganization and federal regulations require that the aggregate purchase price of the common stock sold in the offering must be based on the appraised pro forma market value of the common stock of New Georgetown, as determined by an independent valuation.  We have retained RP Financial, LC. to prepare an independent valuation.  For its services in preparing the initial valuation, RP Financial, LC. will receive a fee of $27,000, as well as payment for reimbursable expenses and an additional $5,000 for each valuation update, as necessary.  We have paid no other fees to RP Financial, LC. during the previous three years.  We have agreed to indemnify RP Financial, LC. and its employees and affiliates against specified losses, including any losses in connection with claims under the federal securities laws, arising out of its services as independent appraiser, except where such liability results from RP Financial, LC.’s bad faith or negligence.

The independent valuation was prepared by RP Financial, LC. in reliance upon the information contained in this proxy statement/prospectus, including the consolidated financial statements of Georgetown-Federal.  RP Financial, LC. also considered the following factors, among others:

•                                          the present results and financial condition of Georgetown-Federal and the projected results and financial condition of New Georgetown;

•                                          the economic and demographic conditions in Georgetown-Federal’s existing market area;

•                                          certain historical, financial and other information relating to Georgetown-Federal;

•                                          a comparative evaluation of the operating and financial characteristics of Georgetown-Federal with those of other similarly situated publicly traded savings institutions located in the northeast region of the U.S.;

•                                          the effect of the conversion and offering on New Georgetown’s shareholders’ equity and earnings potential;

•                                          the proposed dividend policy of New Georgetown; and

•                                          the trading market for securities of comparable institutions and general conditions in the market for such securities.

The independent valuation is also based on an analysis of a peer group of publicly traded savings and loan holding companies that RP Financial, LC. considered comparable to Georgetown-Federal under regulatory guidelines applicable to the independent valuation.  Under these guidelines, a minimum of ten peer group companies are selected from the universe of all publicly-traded savings institutions with relatively comparable resources, strategies and financial and other operating characteristics.   Such companies must also be traded on an exchange (such as Nasdaq or the New York Stock Exchange).  The peer group companies selected for New Georgetown also consisted of fully-converted stock institutions that were not subject to an actual or rumored acquisition and that had been in fully-converted form for at least one year.  In addition, RP Financial, LC. limited the peer group companies to those who are headquartered in the New England states and had assets less than $700 million, or in the states of New York or New Jersey and had assets less than $1.1 billion.

The independent valuation considered the pro forma effect of the offering.  Consistent with federal appraisal guidelines, the appraisal applied three primary methodologies:  (i) the pro forma price-to-book value approach applied to both reported book value and tangible book value; (ii) the pro forma price-to-earnings approach applied to reported and core earnings; and (iii) the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based on the current market valuations of the peer group companies. RP Financial, LC. placed the greatest emphasis on the price-to-earnings and price-to-book approaches in estimating pro forma market value.  RP Financial, LC. did not consider a pro forma price-to-assets approach to be meaningful in preparing the appraisal, as this approach is more meaningful when a company has low equity or earnings.  The price-to-assets approach is less meaningful for a company like us, as we have equity in excess of regulatory capital requirements and positive reported and core earnings.

In applying each of the valuation methods, RP Financial, LC. considered adjustments to the pro forma market value based on a comparison of New Georgetown with the peer group.  RP Financial, LC. made a slight upward adjustment for financial condition, slight downward adjustments for asset growth, dividends and marketing of the issue and a moderate downward adjustment for liquidity of the shares.  No adjustments were made for profitability, growth and viability of earnings, primary market area, management and the effect of government regulations and regulatory reform.

RP Financial, LC. made a slight upward adjustment for financial condition based on Georgetown Savings Bank’s greater investment in loans and more loan diversification coupled with more favorable credit quality ratios than those of the peer group.  A slight downward adjustment was applied for asset growth based on the reported historical asset growth of the peer group and our asset size being smaller than that of the peer group.  A slight downward adjustment was applied for dividends, as we do not currently pay a dividend.  RP Financial, LC. made a slight downward adjustment for marketing of the issue, following its analysis of trends in the market for thrift stocks, the market for new second-step conversion offerings and the acquisition market for companies that have completed second-step conversions.  A moderate downward adjustment was applied for liquidity of the issue as our market capitalization and shares of common stock outstanding will be well below the comparable measures for the peer group.

Included in RP Financial, LC.’s independent valuation were certain assumptions as to the pro forma earnings of New Georgetown after the conversion that were utilized in determining the appraised value.  These assumptions included estimated expenses, an assumed after-tax rate of return of 0.50% for the twelve months ended December 31, 2011 on the net offering proceeds and purchases in the open market of 4% of the common stock issued in the offering by the stock-based benefit plan at the $10.00 per share purchase price. See “Pro Forma Data” for additional information concerning these assumptions. The use of different assumptions may yield different results.

The independent valuation states that as of February 24, 2012, the estimated pro forma market value of New Georgetown was $17.6 million.  Based on federal regulations, this market value forms the midpoint of a range with a minimum of $15.0 million and a maximum of $20.3 million.  The aggregate offering price of the shares will be equal to the valuation range multiplied by the percentage of Georgetown-Federal common stock owned by Georgetown Bancorp, MHC.  The number of shares offered will be equal to the aggregate offering price of the shares divided by the price per share. Based on the valuation range, the percentage of Georgetown-Federal common stock owned by Georgetown Bancorp, MHC and the $10.00 price per share, the minimum of the offering range will be 850,000 shares, the midpoint of the offering range will be 1,000,000 shares and the maximum of the offering range will be 1,150,000 shares.

The boards of directors of New Georgetown and Georgetown Bancorp, MHC reviewed the independent valuation and, in particular, considered the following:

•                                          Georgetown-Federal’s financial condition and results of operations;

•                                          a comparison of financial performance ratios of Georgetown-Federal to those of other financial institutions of similar size;

•                                          market conditions generally and in particular for financial institutions; and

•                                          the historical trading price of the publicly held shares of Georgetown-Federal common stock.

All of these factors are set forth in the independent valuation. The board of directors also reviewed the methodology and the assumptions used by RP Financial, LC. in preparing the independent valuation and believes that such assumptions were reasonable. The offering range may be amended with the approval of the Board of Governors of the Federal Reserve System, if required, as a result of subsequent developments in the financial condition of Georgetown-Federal or Georgetown Savings Bank or market conditions generally. In the event the independent valuation is updated to amend the pro forma market value of New Georgetown to less than $15.0 million or more than $23.3 million, the new appraisal will be filed with the Securities and Exchange Commission by a post-effective amendment to New Georgetown’s registration statement.

The following table presents a summary of selected pricing ratios for New Georgetown (on a pro forma basis) and the peer group companies based on earnings and other information as of and for the twelve months ended December 31, 2011, and stock price information for the peer group companies as of February 24, 2012, as reflected in the appraisal report.  Compared to the average pricing of the peer group, our pro forma pricing ratios at the midpoint of the offering range indicated a discount of 22.5% on a price-to-book value basis, a discount of 25.8% on a price-to-tangible book value basis and a discount of 4.9% on a price-to-earnings basis.  Our board of directors, in reviewing and approving the appraisal, considered the range of price-to-earnings multiples and the range of price-to-book value and price-to-tangible book value ratios at the different amounts of shares to be sold in the offering.  The appraisal did not consider one valuation approach to be more important than the other.  The estimated appraised value and the resulting premium/discount took into consideration the potential financial effect of the conversion and offering as well as the trading price of Georgetown-Federal’s common stock. The closing price of the common stock was $6.00 per share on November 28, 2011, the last trading day immediately preceding the announcement of the conversion, and $6.50 per share on February 24, 2012, the effective date of the appraisal.

	Price-to-earnings multiple (1)	Price-to-book value ratio	Price-to-tangible book value ratio
New Georgetown (on a pro forma basis, assuming completion of the conversion)
Adjusted Maximum	26.45x	75.64%	75.64%
Maximum	22.59x	69.11%	69.11%
Midpoint	19.34x	62.85%	62.85%
Minimum	16.19x	56.02%	56.02%

Valuation of peer group companies, all of which are fully converted (on an historical basis)
Averages	20.33x	81.08%	84.71%
Medians	15.30x	81.30%	87.46%

(1)          Price-to-earnings multiples calculated by RP Financial, LC. in the independent appraisal are based on an estimate of “core,” or recurring, earnings.  These ratios are different than those presented in “Pro Forma Data.”

The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our shares of common stock. RP Financial, LC. did not independently verify our consolidated financial statements and other information that we provided to them, nor did RP Financial, LC. independently value our assets or liabilities. The independent valuation considers Georgetown Savings Bank as a going concern and should not be considered as an indication of the liquidation value of Georgetown Savings Bank.  Moreover, because the valuation is necessarily based upon estimates and projections of a number of matters, all of which may change from time to time, no assurance can be given that persons purchasing our common stock in the offering will thereafter be able to sell their shares at prices at or above the $10.00 price per share.

Following commencement of the subscription offering, the maximum of the valuation range may be increased by up to 15%, or up to $23.3 million, without resoliciting subscribers, which will result in a corresponding increase of up to 15% in the maximum of the offering range to up to 1,322,500 shares, to reflect changes in the market and financial conditions or demand for the shares.  We will not decrease the minimum of the valuation range and the minimum of the offering range without a resolicitation of subscribers.  The subscription price of $10.00 per share will remain fixed.  See “—Additional Limitations on Common Stock Purchases” as to the method of distribution of additional shares to be issued in the event of an increase in the offering range of up to 1,322,500 shares.

If the update to the independent valuation at the conclusion of the offering results in an increase in the maximum of the valuation range to more than $23.3 million and a corresponding increase in the offering range to more than 1,322,500 shares, or a decrease in the minimum of the valuation range to less than $15.0 million and a corresponding decrease in the offering range to fewer than 850,000 shares, then we will promptly return, with interest at 0.05% per annum, all funds previously delivered to purchase shares of common stock in the subscription and community offerings and cancel deposit account withdrawal authorizations and, after consulting with the Board of Governors of the Federal Reserve System, we may terminate the plan of conversion and reorganization.  Alternatively, we may establish a new offering range, extend the offering period and commence a resolicitation of subscribers or take other actions as permitted by the Board of Governors of the Federal Reserve System in order to complete the offering.  In the event that we extend the offering and conduct a resolicitation, we will notify subscribers of the extension of time and of the rights of subscribers to place a new stock order for a specified period of time.  Any single offering extension will not exceed 90 days; aggregate extensions may not conclude beyond June 25, 2014, which is two years after the special meeting of depositors to vote on the conversion.

An increase in the number of shares to be issued in the offering would decrease both a subscriber’s ownership interest and New Georgetown’s pro forma earnings and shareholders’ equity on a per share basis while increasing pro forma earnings and shareholders’ equity on an aggregate basis. A decrease in the number of shares to be issued in the offering would increase both a subscriber’s ownership interest and New Georgetown’s pro forma earnings and shareholders’ equity on a per share basis, while decreasing pro forma earnings and shareholders’ equity on an aggregate basis.

Copies of the independent valuation appraisal report of RP Financial, LC. and the detailed memorandum setting forth the method and assumptions used in the appraisal report are available for inspection at the main office of Georgetown Savings Bank and as specified under “Where You Can Find Additional Information.”

Subscription Offering and Subscription Rights

In accordance with the plan of conversion and reorganization, rights to subscribe for shares of common stock in the subscription offering have been granted in the following descending order of priority.  The filling of all subscriptions that we receive will depend on the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and to the maximum, minimum and overall purchase and ownership limitations set forth in the plan of conversion and reorganization and as described below under “—Additional Limitations on Common Stock Purchases.”

Priority 1: Eligible Account Holders. Each Georgetown Savings Bank depositor with aggregate account balances of $50.00 or more (a “Qualifying Deposit”) at the close of business on September 30, 2010 (an “Eligible Account Holder”) will receive, without payment therefor, nontransferable subscription rights to purchase up to $400,000 (40,000 shares) of our common stock, subject to the overall purchase and ownership limitations.  See “—Additional Limitations on Common Stock Purchases.”  If there are not sufficient shares available to satisfy all subscriptions, shares will first be allocated so as to permit each Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares for which he or she subscribed. Thereafter, any remaining shares will be allocated to each Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more Eligible Account Holders, the excess shall be reallocated among those Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.

To ensure proper allocation of our shares of common stock, each Eligible Account Holder must list on his or her stock order form all deposit accounts in Georgetown Savings Bank in which he or she had an ownership interest on September 30, 2010.  In the event of an oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.  In the event of an oversubscription, the subscription rights of Eligible Account Holders who are also directors or executive officers of Georgetown-Federal or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to their increased deposits in the 12 months preceding September 30, 2010.

Priority 2: Tax-Qualified Plans. Our tax-qualified employee plans, specifically our employee stock ownership plan and 401(k) plan, will receive, without payment therefor, nontransferable subscription rights to purchase in the aggregate up to 10% of the shares of common stock sold in the offering.  Our employee stock ownership plan intends to purchase 8% of the shares of common stock sold in the offering.  If market conditions warrant, in the judgment of its trustees, the employee stock ownership plan may elect to fill some or all of its intended purchase by buying shares in the open market following the completion of the conversion, subject to the approval of the Board of Governors of the Federal Reserve System.  The amount of the subscription requests by the 401(k) plan will be determined by its participants, who will have the right to invest all or a portion of their 401(k) plan accounts in our common stock, subject to the maximum and overall purchase and ownership limitations.  However, to comply with the 10% limitation applicable to our tax-qualified employee plans, our 401(k) plan may purchase no more than 2% of the shares of common stock sold in the offering.

Priority 3: Supplemental Eligible Account Holders.  To the extent that there are shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders and our tax-qualified employee stock benefit plans, each Georgetown Savings Bank depositor with a Qualifying Deposit at the close of business on March 31, 2012 who is not an Eligible Account Holder (“Supplemental Eligible Account Holder”) will receive, without payment therefor, nontransferable subscription rights to purchase up to $400,000 (40,000 shares) of common stock, subject to the overall purchase and ownership limitations. See “—Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed. Thereafter, unallocated shares will be allocated to each Supplemental Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all Supplemental Eligible Account Holders whose subscriptions remain unfilled.

To ensure proper allocation of common stock, each Supplemental Eligible Account Holder must list on the stock order form all deposit accounts in which he or she had an ownership interest at March 31, 2012.  In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.

Priority 4: Other Depositors. To the extent that there are shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders, our tax-qualified employee stock benefit plans, and Supplemental Eligible Account Holders, each depositor of Georgetown Savings Bank as of the close of business on April 30, 2012 who is not an Eligible Account Holder or Supplemental Eligible Account Holder (“Other Depositors”) will receive, without payment therefor, nontransferable subscription rights to purchase up to $400,000 (40,000 shares) of common stock, subject to the overall purchase and ownership limitations. See “—Additional Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each Other Depositor to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed.  Thereafter, available shares will be allocated in the proportion that the amount of the subscription of each Other Depositor bears to the total amount of the subscriptions of all Other Depositors whose subscriptions remain unsatisfied.

To ensure proper allocation of common stock, each Other Depositor must list on the stock order form all deposit accounts in which he or she had an ownership interest at April 30, 2012.  In the event of oversubscription, failure to list an account could result in fewer shares being allocated than if all accounts had been disclosed.

Expiration Date. The subscription offering will expire at 12:00 noon, Eastern Time, on June 19, 2012, unless extended by us for up to 45 days or such additional periods with the approval of the Board of Governors of the Federal Reserve System, if necessary. Subscription rights will expire whether or not each eligible depositor can be located.  We may decide to extend the expiration date of the subscription offering for any reason, whether or not subscriptions have been received for shares at the minimum, midpoint or maximum of the offering range. Subscription rights which have not been exercised prior to the expiration date will become void.

We will not execute orders until at least the minimum number of shares of common stock have been sold in the offering.  If at least 850,000 shares have not been sold in the offering by August 3, 2012 and the Board of Governors of the Federal Reserve System has not consented to an extension, all funds delivered to us to purchase shares of common stock in the offering will be returned promptly, with interest at 0.05% per annum for funds received in the subscription and community offerings, and all deposit account withdrawal authorizations will be canceled.  If an extension beyond August 3, 2012 is granted by the Board of Governors of the Federal Reserve System, we will resolicit purchasers in the offering as described under “—Procedure for Purchasing Shares—Expiration Date.”

Community Offering

To the extent that shares of common stock remain available for purchase after satisfaction of all subscriptions of Eligible Account Holders, our tax-qualified employee stock benefit plans, Supplemental Eligible Account Holders and Other Depositors, we may offer shares pursuant to the plan of conversion and reorganization to members of the public in a community offering.  If a community offering is held, shares will be offered with the following preferences prior to shares being offered to members of the general public:

(i)            Natural persons (including trusts of natural persons) residing in the Massachusetts counties of Suffolk, Middlesex and Essex and the New Hampshire county of Rockingham (the “Community”); and

(ii)           Georgetown-Federal’s public shareholders as of April 30, 2012.

Persons who place orders in the community offering may purchase up to $400,000 (40,000 shares) of common stock, subject to the overall purchase and ownership limitations. See “—Additional Limitations on Common Stock Purchases.” The minimum purchase is 25 shares. The opportunity to purchase shares of common stock in the community offering is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date of the offering.

If we do not have sufficient shares of common stock available to fill the orders of natural persons (including trusts of natural persons) residing in the Community, we will allocate the available shares among those persons in a manner that permits each of them, to the extent possible, to purchase the lesser of 100 shares or the number of shares subscribed for by such person.  Thereafter, unallocated shares will be allocated among natural persons residing in the Community whose orders remain unsatisfied on an equal number of shares basis per order.  If an oversubscription instead occurs due to the orders of public shareholders of Georgetown-Federal or members of the general public, the allocation procedures described above will apply to the stock orders of such persons.  In connection with the allocation process, orders received for shares of common stock in the community offering will first be filled up to a maximum of 2% of the shares sold in the offering, and thereafter any remaining shares will be allocated on an equal number of shares basis per order until all shares have been allocated.

The term “residing” or “resident” as used in this proxy statement/prospectus means any person who occupies a dwelling within the Community, has a present intent to remain within the Community for a period of time, and manifests the genuineness of that intent by establishing an ongoing physical presence within the Community, together with an indication that this presence within the Community is something other than merely transitory in nature.  We may utilize deposit or loan records or other evidence provided to us to decide whether a person is a resident. In all cases, however, the determination shall be in our sole discretion.

Expiration Date.  The community offering may begin concurrently with, during or after the subscription offering, and may terminate at the same time as the subscription offering, but must terminate no more than 45 days following the subscription offering, unless extended with regulatory approval.  New Georgetown may decide to extend the community offering for any reason and is not required to give purchasers notice of any such extension unless such period extends beyond August 3, 2012.

Syndicated Community Offering

Our board of directors may decide to offer for sale shares of common stock not subscribed for or purchased in the subscription and community offerings in a syndicated community offering, subject to such terms, conditions and procedures as we may determine, in a manner that will achieve a widespread distribution of our shares of common stock.  If a syndicated community offering is held, Keefe, Bruyette & Woods, Inc. will serve as sole manager and will assist us in selling our common stock on a best efforts basis.  In such capacity, Keefe, Bruyette & Woods, Inc. may form a syndicate of other broker-dealers who are Financial Industry Regulatory Authority member firms.  Neither Keefe, Bruyette & Woods, Inc. nor any registered broker-dealer will have any obligation to take or purchase any shares of the common stock in the syndicated community offering.

In the syndicated community offering, any person may purchase up to $400,000 (40,000 shares) of common stock, subject to the overall purchase and ownership limitations.  See “—Additional Limitations on Common Stock Purchases.”  We retain the right to accept or reject in whole or in part any orders in the syndicated community offering.  Unless the Board of Governors of the Federal Reserve System permits otherwise, accepted orders for our common stock in the syndicated community offering will first be filled up to a maximum of 2% of the shares sold in the offering on a basis that will promote a widespread distribution of our common stock.  Thereafter any remaining shares will be allocated on an equal number of shares per order basis until all shares have been allocated or orders have been filled, as the case may be.  Unless the syndicated community offering begins during the subscription offering or the community offering, the syndicated community offering will begin as soon as possible after the completion of the subscription and community offerings.

Normal customer ticketing will be used for orders through Keefe, Bruyette & Woods, Inc. or other participating broker-dealers.  Alternatively, order forms may be used to purchase shares of common stock in the syndicated offering.  Investors in the syndicated offering electing to use stock order forms would follow the same procedures applicable to purchasing shares in the subscription and community offering. See “—Procedure for Purchasing Shares.”

The syndicated community offering will be conducted in accordance with certain Securities and Exchange Commission rules applicable to best efforts “min/max” offerings.  Keefe, Bruyette & Woods, Inc. and the other broker-dealers participating in the syndicated community offering may accept payment for shares of common stock to be purchased in the syndicated community offering, to the extent consistent with these Securities and Exchange Commission rules applicable to best efforts “min/max” offerings, through a “sweep” arrangement.  Under a “sweep” arrangement, a customer’s brokerage account at the applicable participating broker-dealer will be debited in the amount of the purchase price for the shares of common stock that such customer intends to purchase in the syndicated community offering on or prior to the closing date, as determined in compliance with Securities and Exchange Commission rules, and such customers must authorize participating broker-dealers to debit their brokerage accounts and must have the funds for full payment in their accounts on such date.  Funds received through a sweep arrangement, if utilized, will be promptly transmitted to a segregated account at Georgetown Savings Bank.  If the closing of the offering does not occur, either as a result of not confirming receipt of $8,500,000 in gross proceeds (the minimum of the offering range) or the inability to satisfy other closing conditions to the offering, the funds will be promptly returned.

The closing of the syndicated community offering is subject to conditions set forth in an agency agreement among New Georgetown, Georgetown-Federal, Georgetown Bancorp, MHC and Georgetown Savings Bank on the one hand and Keefe, Bruyette & Woods, Inc. on the other hand.  If and when all the conditions for the closing are met, funds for common stock sold in the syndicated community offering, less fees and commissions payable, will be delivered promptly to us.

If for any reason we cannot affect a syndicated community offering of shares of common stock not purchased in the subscription and community offerings, or in the event that there are an insignificant number of shares remaining unsold after such offerings, we will try to make other arrangements for the sale of unsubscribed shares, if possible.  The Board of Governors of the Federal Reserve System and the Financial Industry Regulatory Authority must approve any such arrangements.

Expiration Date.  The syndicated community offering may begin concurrently with, during or after the subscription offering, and may terminate at the same time as the subscription offering, but must terminate no more than 45 days following the subscription offering, unless extended with regulatory approval. New Georgetown may decide to extend the community offering for any reason and is not required to give purchasers notice of any such extension unless such period extends beyond August 3, 2012.

If for any reason we cannot affect a syndicated community offering of shares of common stock not purchased in the subscription and community offerings, or in the event that there are a significant number of shares remaining unsold after such offerings, we will try to make other arrangements for the sale of unsubscribed shares, if possible.  The Board of Governors of the Federal Reserve System and the Financial Industry Regulatory Authority must approve any such arrangements.

Additional Limitations on Common Stock Purchases

The plan of conversion and reorganization includes the following additional limitations on the number of shares of common stock that may be purchased in the offering:

(i)            No person may purchase fewer than 25 shares of common stock;

(ii)           Tax qualified employee benefit plans, specifically our employee stock ownership plan and 401(k) plan, may purchase in the aggregate up to 10% of the shares of common stock issued in the offering, including shares issued in the event of an increase in the offering range of up to 15%;

(iii)          Except for our tax qualified employee benefit plans, as described above, no person or entity, together with associates or persons acting in concert with such person or entity, may purchase more than $400,000 (40,000 shares) of common stock in all categories of the offering combined;

(iv)          Shareholders of Georgetown-Federal are subject to an ownership limitation.  As previously described, public shareholders of Georgetown-Federal will receive shares of New Georgetown common stock in exchange for their shares of Georgetown-Federal common stock. The number of shares of common stock that a shareholder may purchase in the offering, together with associates or persons acting in concert with such shareholder, when combined with the shares that the shareholder and his or her associates will receive in exchange for existing Georgetown-Federal common stock, may not exceed 5% of the shares of common stock of New Georgetown to be issued and outstanding at the completion of the conversion.  However, if, based on a shareholder’s current ownership level, the shareholder will own more than 5% of the total shares of common stock to be issued and outstanding after the completion of the conversion, the shareholder will not need to divest any of his or her shares; and

(v)           The maximum number of shares of common stock that may be purchased in all categories of the offering combined by executive officers and directors of Georgetown Savings Bank and their associates, in the aggregate, when combined with shares of common stock they receive in exchange for existing shares, may not exceed 32% of the total shares issued in the conversion.

Depending upon market or financial conditions, our board of directors, with the approval of the Board of Governors of the Federal Reserve System and without further approval of depositors of Georgetown Savings Bank, may decrease or increase the purchase and ownership limitations.  If a purchase limitation is increased, subscribers in the subscription offering who ordered the maximum amount and who indicated a desire to be resolicited on the stock order form will be given and, in our sole discretion, some other large purchasers may be given, the opportunity to increase their orders, up to the then applicable limit.  The effect of this type of resolicitation will be an increase in the number of shares of common stock owned by persons who choose to increase their orders.  In the event that a maximum purchase limitation is increased to 5% of the shares sold in the offering, such limitation may be further increased to up to 9.99%, provided that orders for shares of common stock exceeding 5% of the shares sold in the offering shall not exceed in the aggregate 10% of the total shares sold in the offering.  Requests to purchase additional shares of common stock in the event that the purchase limitation is so increased will be determined by the boards of directors of New Georgetown and Georgetown Bancorp, MHC in their sole discretion.

In the event of an increase in the offering range of up to 1,322,500 shares of common stock, shares will be allocated in the following order of priority in accordance with the plan of conversion and reorganization:

(i)            to fill the subscriptions of our tax-qualified employee benefit plans, specifically the employee stock ownership plan and our 401(k) plan, for up to 10% of the total number of shares of common stock issued in the offering;

(ii)           in the event that there is an oversubscription at the Eligible Account Holder, Supplemental Eligible Account Holder or Other Depositor levels, to fill unfilled subscriptions of these subscribers according to their respective priorities; and

(iii)          to fill unfilled subscriptions in the community offering, with preference given first to natural persons (including trusts of natural persons) residing in the Massachusetts counties of Suffolk, Middlesex and Essex and the New Hampshire county of Rockingham, then to Georgetown-Federal’s public shareholders as of April 30, 2012, and then to members of the general public.

The term “associate” of a person means:

(i)            any corporation or organization, other than Georgetown-Federal, Georgetown Savings Bank or a majority-owned subsidiary of Georgetown Savings Bank, of which the person is a senior officer, partner or 10% beneficial shareholder;

(ii)           any trust or other estate in which the person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; provided, however, it does not include any employee stock benefit plan in which the person has a substantial beneficial interest or serves as trustee or in a similar fiduciary capacity; and

(iii)          any blood or marriage relative of the person, who either has the same home as the person or who is a director or officer of Georgetown-Federal or Georgetown Savings Bank.

The term “acting in concert” means:

(i)            knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement; or

(ii)           a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

A person or company that acts in concert with another person or company (“other party”) will also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee stock benefit plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether common stock held by the trustee and common stock held by the employee stock benefit plan will be aggregated.

We have the sole discretion to determine whether prospective purchasers are “associates” or “acting in concert.”  Persons having the same address, and persons exercising subscription rights through qualifying deposits registered at the same address will be deemed to be acting in concert unless we determine otherwise.

Our directors are not treated as associates of each other solely because of their membership on the board of directors. Common stock purchased in the offering will be freely transferable except for shares purchased by directors and certain officers of New Georgetown or Georgetown Savings Bank and except as described below.  Any purchases made by any associate of New Georgetown or Georgetown Savings Bank for the explicit purpose of meeting the minimum number of shares of common stock required to be sold in order to complete the offering shall be made for investment purposes only and not with a view toward redistribution.  In addition, under Financial Industry Regulatory Authority guidelines, members of the Financial Industry Regulatory Authority and their associates are subject to certain restrictions on transfer of securities purchased in accordance with subscription rights and to certain reporting requirements upon purchase of these securities.  For a further discussion of limitations on purchases of our shares of common stock at the time of conversion and thereafter, see “—Certain Restrictions on Purchase or Transfer of Our Shares after Conversion” and “Restrictions on Acquisition of New Georgetown.”

Plan of Distribution; Selling Agent Compensation

To assist in the marketing of our shares of common stock, we have retained Keefe, Bruyette & Woods, Inc., which is a broker-dealer registered with the Financial Industry Regulatory Authority.  In its role as financial advisor, Keefe, Bruyette & Woods, Inc. will:

•                                         provide advice on the financial and securities market implications of the plan of conversion and reorganization and related corporate documents, including our business plan;

•                                          assist in structuring our stock offering, including developing and assisting in implementing a market strategy for the stock offering;

•                                          review all offering documents, including the prospectus, stock order forms and related offering materials (we are responsible for the preparation and filing of such documents);

•                                          assist us in preparing for and scheduling meetings with potential investors and broker-dealers, as necessary;

•                                          assist us in analyzing proposals from outside vendors retained in connection with the stock offering, including printers, transfer agents and appraisal firms;

•                                          assist us in the drafting and distribution of press releases as required or appropriate in connection with the stock offering;

•                                          meet with the board of directors and management to discuss any of these services; and

•                                          provide such other financial advisory and investment banking services in connection with the stock offering as may be agreed upon by Keefe, Bruyette & Woods, Inc. and us.

For these services, Keefe, Bruyette & Woods, Inc. has received an advisory and administrative fee of $25,000, and will receive a fee of 1% of the dollar amount of all shares of common stock sold in the subscription and community offerings.  The $25,000 advisory and administrative fee will be credited against the 1% sales fee.  No sales fee will be payable to Keefe, Bruyette & Woods, Inc. with respect to shares purchased by officers, directors, employees or their immediate families and shares purchased by our tax-qualified and stock-based compensation plans (except individual retirement accounts) or similar plans we have established for our directors or employees, and no sales fee will be payable with respect to the exchange shares.

The plan of conversion provides that, if necessary, all shares of common stock not purchased in the subscription offering and community offering may be offered for sale to the general public in a syndicated community offering to be managed by Keefe, Bruyette & Woods, Inc.  In such capacity, Keefe, Bruyette & Woods, Inc. may form a syndicate of other broker-dealers.  Neither Keefe, Bruyette & Woods, Inc. nor any registered broker-dealer will have any obligation to take or purchase any shares of common stock in the syndicated community offering; however, Keefe, Bruyette & Woods, Inc. has agreed to use its best efforts in the sale of shares in any syndicated community offering.  If there is a syndicated community offering, Keefe, Bruyette & Woods, Inc. will receive a management fee not to exceed 6.00% of the aggregate dollar amount of the common stock sold in the syndicated community offering.  Of this amount, Keefe, Bruyette & Woods, Inc. will pass on to selected broker-dealers, who assist in the syndicated community offering, an amount competitive with gross underwriting discounts charged at such time for comparable amounts of stock sold at a comparable price per share in a similar market environment.

As disclosed under “—Syndicated Community Offering,” the syndicated community offering will be conducted in accordance with certain Securities and Exchange Commission rules applicable to best efforts “min/max” offerings.   Keefe, Bruyette & Woods, Inc. and the other broker-dealers participating in the syndicated community offering may accept payment for shares of common stock to be purchased in the syndicated community offering, to the extent consistent with these Securities and Exchange Commission rules applicable to best efforts “min/max” offerings, through a “sweep” arrangement.    Under a “sweep” arrangement, a customer’s brokerage account at the applicable participating broker-dealer will be debited in the amount of the purchase price for the shares of common stock that such customer intends to purchase in the syndicated community offering on or prior to the closing date, as determined in compliance with Securities and Exchange Commission rules, and such customers must authorize participating broker-dealers to debit their brokerage accounts and must have the funds for full payment in their accounts on such date.  Funds received through a sweep arrangement, if utilized, will be promptly transmitted to a segregated account at Georgetown Savings Bank.  If the closing of the offering does not occur, either as a result of not confirming receipt of $8,500,000 in gross proceeds (the minimum of the offering range) or the inability to satisfy other closing conditions to the offering, the funds will be promptly returned.

The closing of the syndicated community offering is subject to conditions set forth in an agency agreement among New Georgetown, Georgetown-Federal, Georgetown Bancorp, MHC and Georgetown Savings Bank on the one hand and Keefe, Bruyette & Woods, Inc. on the other hand.  If and when all the conditions for the closing are met, funds for common stock sold in the syndicated community offering, less fees and commissions payable, will be delivered promptly to us.  If gross proceeds equal to at least the minimum of the offering range are not received, or other closing conditions are not satisfied, the offering will not close and funds will be returned promptly.

Keefe, Bruyette & Woods, Inc. also will be reimbursed for reasonable expenses in an amount not to exceed $5,000 and for attorney’s fees and expenses not to exceed $55,000.  In the event of unusual circumstances or delays or a re-solicitation in connection with the offering, Keefe, Bruyette & Woods, Inc. may be reimbursed for additional allowable expenses not to exceed $5,000 and additional attorney’s fees and expenses not to exceed $25,000, provided that the aggregate of all reimbursable expenses and legal fees and expenses shall not exceed $90,000.  If the plan of conversion is terminated or if Keefe, Bruyette & Woods, Inc.’s engagement is terminated in accordance with the provisions of the agreement, Keefe, Bruyette & Woods, Inc. will only receive reimbursement of its reasonable out-of-pocket expenses and the portion of the management fee payable and will return any amounts paid or advanced by us in excess of these amounts.

We will indemnify Keefe, Bruyette & Woods, Inc. against liabilities and expenses (including legal fees) related to or arising out of Keefe, Bruyette & Woods, Inc.’s engagement as our financial advisor and performance of services as our financial advisor.

Some of our directors and executive officers may participate in the solicitation of offers to purchase common stock. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the solicitation. Other regular employees of Georgetown Savings Bank may assist in the offering, but only in ministerial capacities, and may provide clerical work in effecting a sales transaction.  No offers or sales may be made by tellers or at the teller counters.  Investment-related questions of prospective purchasers will be directed to executive officers or registered representatives of Keefe, Bruyette & Woods, Inc.  Our other employees have been instructed not to solicit offers to purchase shares of common stock or provide advice regarding the purchase of common stock.  We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock. None of our officers, directors or employees will be compensated in connection with their participation in the offering.

We have also engaged Keefe, Bruyette & Woods, Inc. to act as our conversion agent in connection with the stock offering. In its role as conversion agent, Keefe, Bruyette & Woods, Inc. will, among other things:

•              consolidate accounts and develop a central file;

•              prepare proxy forms and proxy materials;

•              tabulate proxies and ballots;

•              act as inspector of election at the special meeting of depositors;

•              assist us in establishing and managing the Stock Information Center;

•              assist our financial printer with labeling of stock offering materials;

•              process stock order forms and produce daily reports and analysis;

•              assist our transfer agent with the generation and mailing of stock certificates;

•              perform interest and refund calculations; and

•              create tax forms for interest reporting.

For these services, Keefe, Bruyette & Woods, Inc. will receive a fee of $15,000, and we have made an advance payment of $5,000 to Keefe, Bruyette & Woods, Inc. with respect to this fee.  We also will reimburse Keefe, Bruyette & Woods, Inc. for its reasonable out-of-pocket expenses associated with its acting as conversion agent up to a maximum of $10,000.  We will indemnify Keefe, Bruyette & Woods, Inc. against liabilities and expenses (including legal fees) related to or arising out of Keefe, Bruyette & Woods, Inc.’s engagement as our conversion agent and performance of services as our conversion agent.

Lock-up Agreements

We, and each of our directors and executive officers have agreed, subject to certain exceptions, that during the period beginning on the date of the prospectus and ending 90 days after the closing of the offering, without the prior written consent of Keefe, Bruyette & Woods, Inc., we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Georgetown-Federal or New Georgetown common stock or any securities convertible into or exercisable or exchangeable for shares of New Georgetown stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares of Georgetown-Federal or New Georgetown common stock, (iii) exercise any stock options providing for the issuance of shares of Georgetown-Federal or New Georgetown common stock during the offering, or (iv) announce any intention to take any of the foregoing actions.  In the event that either (1) during the last 17 days of the restricted period described above we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the restricted period described above, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Procedure for Purchasing Shares

Expiration Date. The subscription offering will expire at 12:00 noon, Eastern Time, on June 19, 2012.  If held, the community offering is expected to expire at the same time.  We may, however, extend one or both deadlines for up to 45 days, with the approval of the Board of Governors of the Federal Reserve System, if required. This extension may be approved by us, in our sole discretion, without notice to subscribers in the offering. Any extension of the subscription and/or community offering beyond August 3, 2012 would require the Board of Governors of the Federal Reserve System’s approval.  If the offering is so extended, all subscribers will be notified and given an opportunity to confirm, change or cancel their orders.  If you do not respond to this notice, we will promptly return your funds with interest at 0.05% per annum or cancel your deposit account withdrawal authorization.  If the offering range is decreased below the minimum of the offering range or is increased above the adjusted maximum of the offering range, all subscribers’ stock orders will be cancelled, their deposit account withdrawal authorizations will be cancelled, and funds submitted for the purchase of stock in the subscription and community offerings will be returned promptly, with interest at 0.05% per annum.  We will then resolicit the subscribers, giving them an opportunity to place a new stock order for a period of time.

We reserve the right in our sole discretion to terminate the offering at any time and for any reason, in which case we will cancel any deposit account withdrawal authorizations and promptly return all funds submitted, with interest at 0.05% per annum from the date of processing as described above.

Use of Order Forms in the Subscription and Community Offerings. In order to purchase shares of common stock in the subscription offering or community offering, you must properly complete an original stock order form and remit full payment.  We are not required to accept orders submitted on photocopied or facsimiled order forms.  All stock order forms must be received (not postmarked) prior to 12:00 noon, Eastern Time, on June 19, 2012.  We are not required to accept stock order forms that are not received by that time, are not signed or are otherwise executed defectively or are received without full payment or without appropriate deposit account withdrawal instructions.  We are not required to notify subscribers of incomplete or improperly executed stock order forms.  We have the right to waive or permit the correction of incomplete or improperly executed stock order forms.  We do not represent, however, that we will do so.  You may submit your order form and payment by mail using the return envelope provided, by bringing your order form to our Stock Information Center or to any branch office or by overnight delivery to the indicated address on the order form.  Due to recent reductions in U.S. Postal Service 1st Class Mail delivery standards, we encourage subscribers to consider in-person or overnight delivery to enhance the likelihood that your order is received before the deadline.

Once tendered, a stock order form cannot be modified or revoked without our consent.  We reserve the absolute right, in our sole discretion, to reject orders received in the community offering, in whole or in part, at the time of receipt or at any time prior to completion of the offering.  If you are ordering shares in the subscription offering, you must represent that you are purchasing shares for your own account and that you have no agreement or understanding with any person for the sale or transfer of the shares.  We have the right to reject any order submitted in the offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan of conversion and reorganization.  Our interpretation of the terms and conditions of the plan of conversion and reorganization and of the acceptability of the stock order forms will be final.

By signing the stock order form, you will be acknowledging that the common stock is not a deposit or savings account and is not federally insured or otherwise guaranteed by Georgetown Savings Bank or the federal government, and that you received a copy of the prospectus. However, signing the order form will not result in you waiving your rights under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Payment for Shares. Payment for all shares of common stock will be required to accompany all completed stock order forms for the purchase to be valid. Payment for shares in the subscription and community offerings may only be made by:

(i)            personal check, bank check or money order, made payable to Georgetown Bancorp, Inc.; or

(ii)           authorization of withdrawal of available funds from the types of Georgetown Savings Bank deposit accounts described on the stock order form.

Appropriate means for designating withdrawals from deposit accounts at Georgetown Savings Bank are provided on the stock order form. The funds designated must be available in the account(s) at the time the stock order form is received. A hold will be placed on these funds, making them unavailable to the depositor. Funds authorized for withdrawal will continue to earn interest within the account at the contractual rate until the offering is completed, at which time the designated withdrawal will be made. Interest penalties for early withdrawal applicable to certificate accounts will not apply to withdrawals authorized for the purchase of shares of common stock; however, if a withdrawal results in a certificate account with a balance less than the applicable minimum balance requirement, the certificate will be canceled at the time of withdrawal without penalty and the remaining balance will earn interest at the current passbook rate subsequent to the withdrawal.  In the case of payments made by personal check, these funds must be available in the account(s). Checks and money orders received in the subscription and community offerings will be immediately cashed and placed in a segregated account at Georgetown

Savings Bank and will earn interest at 0.05% per annum from the date payment is processed until the offering is completed or terminated.

You may not remit cash, wire transfers, Georgetown Savings Bank line of credit checks or any type of third-party checks (including those payable to you and endorsed over to New Georgetown).  You may not designate on your stock order form direct withdrawal from a Georgetown Savings Bank IRA or other retirement account.  See “—Using Retirement Account Funds.”  Additionally, you may not designate a direct withdrawal from Georgetown Savings Bank accounts with check-writing privileges.  Please provide a check instead.  If you request that we directly withdraw the funds, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount, and we will immediately withdraw the amount from your checking account.  If permitted by the Board of Governors of the Federal Reserve System, in the event we resolicit large purchasers, as described above in “—Additional Limitations on Common Stock Purchases,” such purchasers who wish to increase their purchases will not be able to use personal checks to pay for the additional shares but may be allowed to pay by wire transfer.

Regulations prohibit Georgetown Savings Bank from lending funds or extending credit to any persons to purchase shares of common stock in the offering.

We shall have the right, in our sole discretion, to permit institutional investors to submit irrevocable orders together with the legally binding commitment for payment and to thereafter pay for the shares of common stock for which they subscribe in the community offering at any time prior to 48 hours before the completion of the conversion.  This payment may be made by wire transfer.

If our employee stock ownership plan purchases shares in the offering, it will not be required to pay for such shares until completion of the offering, provided that there is a loan commitment from an unrelated financial institution or New Georgetown to lend to the employee stock ownership plan the necessary amount to fund the purchase.  In addition, if our 401(k) plan purchases shares in the offering, it will not be required to pay for such shares until completion of the offering.

Using Retirement Account Funds.  If you are interested in using funds in your IRA or other retirement account to purchase shares of common stock, you must do so through a self-directed retirement account.  By regulation, Georgetown Savings Bank’s retirement accounts are not self-directed, so they cannot be invested in our shares of common stock.  Therefore, if you wish to use funds that are currently in a Georgetown Savings Bank IRA or other retirement account, you may not designate on the stock order form that you wish funds to be withdrawn from the account for the purchase of common stock. Prior to placing your stock order, the funds you wish to use for the purchase of common stock must be transferred to an independent trustee or custodian, such as a brokerage firm, offering self-directed retirement accounts.  Your stock order must be made through that account.  If you do not have such an account, you will need to establish one.  An annual administrative fee may be payable to the independent trustee or custodian.  There will be no early withdrawal or Internal Revenue Service interest penalties for these transfers.  Individuals interested in using funds in an IRA or any other retirement account, whether held at Georgetown Savings Bank or elsewhere, to purchase shares of common stock should contact our Stock Information Center for guidance as soon as possible, preferably at least two weeks prior to the June 19, 2012 offering deadline.  Processing such transactions takes additional time, and whether such funds can be used may depend on limitations imposed by the institution where such funds are currently held. We cannot guarantee that you will be able to use such funds.

Delivery of Stock Certificates. Certificates representing shares of common stock sold in the subscription offering and community offering will be mailed to the certificate registration address noted by purchasers on the stock order form.  It is possible that until certificates for the common stock are delivered to purchasers, purchasers might not be able to sell the shares of common stock that they ordered, even though the shares of common stock will have begun trading.  Your ability to sell the shares of common stock before receiving your stock certificate will depend on arrangements you may make with a brokerage firm.

Exchange of Georgetown-Federal Public Shareholders’ Shares

The conversion of outstanding publicly held shares of Georgetown-Federal common stock into the right to receive shares of New Georgetown common stock will occur automatically at the completion of the conversion. As soon as practicable after the completion of the conversion, our exchange agent will send a transmittal form to each public shareholder of Georgetown-Federal who holds physical stock certificates.  The transmittal forms will contain instructions on how to exchange certificates evidencing Georgetown-Federal common stock for certificates evidencing New Georgetown common stock.  We expect that stock certificates evidencing shares of New Georgetown common stock will be distributed within five business days after the exchange agent receives properly executed transmittal forms, Georgetown-Federal stock certificates and other required documents.  Shares held by public shareholders in street name (such as in a brokerage account) will be exchanged automatically upon the completion of the conversion; no transmittal forms will be mailed relating to these shares.

No fractional shares of New Georgetown common stock will be issued to any public shareholder of Georgetown-Federal when the conversion is completed. For each fractional share that would otherwise be issued to a shareholder who holds a stock certificate, we will pay by check an amount equal to the product obtained by multiplying the fractional share interest to which the holder would otherwise be entitled by the $10.00 offering purchase price per share. Payment for fractional shares will be made as soon as practicable after the receipt by the exchange agent of the transmittal forms and the surrendered Georgetown-Federal stock certificates.  If your shares of common stock are held in street name, you will automatically receive cash in lieu of a fractional share in your account.

You should not forward your stock certificate(s) until you have received transmittal forms, which will include forwarding instructions.  After the conversion, shareholders will not receive shares of New Georgetown common stock and will not be paid dividends on the shares of New Georgetown common stock until certificates representing shares of Georgetown-Federal common stock are surrendered for exchange in compliance with the terms of the transmittal form. When shareholders surrender their certificates, any unpaid dividends will be paid without interest. For all other purposes, however, each certificate that represents shares of Georgetown-Federal common stock outstanding at the effective date of the conversion will be considered to evidence ownership of shares of New Georgetown common stock into which those shares have been converted by virtue of the conversion.

If a certificate for Georgetown-Federal common stock has been lost, stolen or destroyed, our exchange agent will issue a new stock certificate upon receipt of appropriate evidence as to the loss, theft or destruction of the certificate, appropriate evidence as to the ownership of the certificate by the claimant, and appropriate and customary indemnification, which is normally effected by the purchase of a bond from a surety company at the shareholder’s expense.

All shares of New Georgetown common stock that we issue in exchange for existing shares of Georgetown-Federal common stock will be considered to have been issued in full satisfaction of all rights pertaining to such shares of common stock, subject, however, to our obligation to pay any dividends or make any other distributions with a record date prior to the effective date of the conversion that may have been declared by us on or prior to the effective date, and which remain unpaid at the effective date.

Restrictions on Transfer of Subscription Rights and Shares

Federal regulations prohibit any person with subscription rights, including Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of conversion and reorganization or the shares of common stock to be issued upon their exercise. These rights may be exercised only by the person to whom they are granted and only for his or her account.  When registering your stock purchase on the stock order form, you should not add the name(s) of persons who do not have subscription rights or who qualify only in a lower subscription offering purchase priority than you do.  Doing so may jeopardize your subscription rights.  You may add only those who were eligible to purchase shares of common stock in the subscription offering at your date of eligibility.  Each person exercising subscription rights will be required to certify that he or she is purchasing shares solely for his or her own account and that he or she has no agreement or understanding regarding the sale or transfer of such shares. The regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock to be issued upon their exercise prior to completion of the offering.

We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights, and we will not honor orders that we believe involve the transfer of subscription rights.

Other Restrictions

Notwithstanding any other provision of the plan of conversion and reorganization, no person is entitled to purchase any shares of common stock to the extent the purchase would be illegal under any federal or state law or regulation, including state “blue sky” regulations, or would violate regulations or policies of the Financial Industry Regulatory Authority, particularly those regarding free riding and withholding. We may ask for an acceptable legal opinion from any purchaser as to the legality of his or her purchase and we may refuse to honor any purchase order if an opinion is not timely furnished.  In addition, we are not required to offer shares of common stock to any person who resides in a foreign country, or in a state of the United States with respect to which any of the following apply:

(i)                                     a small number of persons otherwise eligible to subscribe for shares under the plan of conversion and reorganization reside in such state;

(ii)                                  the issuance of subscription rights or the offer or sale of shares of common stock to such persons would require us, under the securities laws of such state, to register as a broker, dealer, salesman or agent or to register or otherwise qualify our securities for sale in such state; or

(iii)                               such registration or qualification would be impracticable for reasons of cost or otherwise.

Stock Information Center

If you have any questions regarding the offering, please call our information hotline at (877) 860-2086 to speak to a representative of Keefe, Bruyette & Woods, Inc.  Representatives are available by telephone Monday through Friday, 10:00 a.m. to 6:00 p.m., Eastern Time.  You may also meet in person with a representative by visiting our stock information center located in our office at 2 East Main Street, Georgetown, Massachusetts on Mondays from 12:00 noon to 4:00 p.m. and Tuesdays and Wednesdays from 8:30 a.m. to 4:00 p.m.  The stock information center will be closed on weekends and bank holidays.

Liquidation Rights

Liquidation prior to the conversion.  In the unlikely event that Georgetown Bancorp, MHC is liquidated prior to the conversion, all claims of creditors of Georgetown Bancorp, MHC would be paid first. Thereafter, if there were any assets of Georgetown Bancorp, MHC remaining, these assets would first be distributed to certain depositors of Georgetown Savings Bank under such depositors’ liquidation rights.  The amount received by such depositors would be equal to their pro rata interest in the remaining value of Georgetown Bancorp, MHC after claims of creditors, based on the relative size of their deposit accounts.

Liquidation following the conversion.  The plan of conversion and reorganization provides for the establishment, upon the completion of the conversion, of a liquidation account by New Georgetown for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to (i) Georgetown Bancorp, MHC’s ownership interest in Georgetown-Federal’s total shareholders’ equity as of the date of the latest statement of financial condition used in this proxy statement/prospectus plus (ii) the value of the net assets of Georgetown Bancorp, MHC as of the date of the latest statement of financial condition of Georgetown Bancorp, MHC prior to the consummation of the conversion (excluding its ownership of Georgetown-Federal). The plan of conversion and reorganization also provides for the establishment of a parallel liquidation account in Georgetown

Savings Bank to support the New Georgetown liquidation account in the event New Georgetown does not have sufficient assets to fund its obligations under the New Georgetown liquidation account.

In the unlikely event that Georgetown Savings Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first.  However, except with respect to the liquidation account to be established in New Georgetown, a depositor’s claim would be solely for the principal amount of his or her deposit accounts plus accrued interest. Depositors generally would not have an interest in the value of the assets of Georgetown Savings Bank or New Georgetown above that amount.

The liquidation account established by New Georgetown is designed to provide qualifying depositors a liquidation interest (exchanged for the liquidation interests such persons had in Georgetown Bancorp, MHC) after the conversion in the event of a complete liquidation of New Georgetown and Georgetown Savings Bank or a liquidation solely of Georgetown Savings Bank.  Specifically, in the unlikely event that either (i) Georgetown Savings Bank or (ii) New Georgetown and Georgetown Savings Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by a distribution to depositors as of September 30, 2010 and March 31, 2012 of their interests in the liquidation account maintained by New Georgetown.  Also, in a complete liquidation of both entities, or of Georgetown Savings Bank only, when New Georgetown has insufficient assets (other than the stock of Georgetown Savings Bank) to fund the liquidation account distribution due to Eligible Account Holders and Supplemental Eligible Account Holders and Georgetown Savings Bank has positive net worth, Georgetown Savings Bank shall immediately make a distribution to fund New Georgetown’s remaining obligations under the liquidation account. In no event will any Eligible Account Holder or Supplemental Eligible Account Holder be entitled to a distribution that exceeds such holder’s interest in the liquidation account maintained by New Georgetown as adjusted from time to time pursuant to the plan of conversion and reorganization and federal regulations.  If New Georgetown is completely liquidated or sold apart from a sale or liquidation of Georgetown Savings Bank, then the New Georgetown liquidation account will cease to exist and Eligible Account Holders and Supplemental Eligible Account Holders will receive an equivalent interest in the Georgetown Savings Bank liquidation account, subject to the same rights and terms as the New Georgetown liquidation account.

Pursuant to the plan of conversion and reorganization, after two years from the date of conversion and upon the written request of the Board of Governors of the Federal Reserve System, New Georgetown will eliminate or transfer the liquidation account and the depositors’ interests in such account to Georgetown Savings Bank and the liquidation account shall thereupon be subsumed into the liquidation account of Georgetown Savings Bank.

Under federal rules and regulations, a post-conversion merger, consolidation, or similar combination or transaction with another depository institution or depository institution holding company in which New Georgetown or Georgetown Savings Bank is not the surviving institution, would not be considered a liquidation.  In such a transaction, the liquidation account would be assumed by the surviving institution or company.

Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial pro-rata interest in the liquidation account for each deposit account, including savings accounts, transaction accounts such as negotiable order of withdrawal accounts, money market deposit accounts, and certificates of deposit, with a balance of $50.00 or more held in Georgetown Savings Bank on September 30, 2010 or March 31, 2012 equal to the proportion that the balance of each Eligible Account Holder’s and Supplemental Eligible Account Holder’s deposit account on September 30, 2010 and March 31, 2012, respectively, bears to the balance of all deposit accounts of Eligible Account Holders and Supplemental Eligible Account Holders in Georgetown Savings Bank on such date.

If, however, on any December 31 annual closing date commencing after the effective date of the conversion, the amount in any such deposit account is less than the amount in the deposit account on September 30, 2010 or March 31, 2012, or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced from time to time by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Payment pursuant to liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders would be separate and apart from the payment of any insured deposit accounts to such depositor. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be available for distribution to shareholders.

Material Income Tax Consequences

Completion of the conversion is subject to the prior receipt of an opinion of counsel or tax advisor with respect to federal and state income tax consequences of the conversion to Georgetown Bancorp, MHC, Georgetown-Federal, Georgetown Savings Bank, Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors.  Unlike private letter rulings, opinions of counsel or tax advisors are not binding on the Internal Revenue Service or any state taxing authority, and such authorities may disagree with such opinions. In the event of such disagreement, there can be no assurance that New Georgetown or Georgetown Savings Bank would prevail in a judicial proceeding.

Georgetown Bancorp, MHC, Georgetown-Federal, Georgetown Savings Bank and New Georgetown have received an opinion of counsel, Luse Gorman Pomerenk & Schick, P.C., regarding all of the material federal income tax consequences of the conversion, which includes the following:

1.                                       The merger of Georgetown Bancorp, MHC with and into Georgetown-Federal will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code.

2.                                       The constructive exchange of Eligible Account Holders’ and Supplemental Eligible Account Holders’ liquidation interests in Georgetown Bancorp, MHC for liquidation interests in Georgetown-Federal will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Federal Income Tax Regulations.

3.                                       Neither Georgetown Bancorp, MHC nor Georgetown-Federal will recognize any gain or loss on the transfer of the assets of Georgetown Bancorp, MHC to Georgetown-Federal in constructive exchange for liquidation interests in Georgetown-Federal or the constructive distribution of such liquidation interests to Eligible Account Holders or Supplemental Eligible Account Holders.   Neither Eligible Account Holders nor Supplemental Eligible Account Holders will recognize any gain or loss on the constructive receipt of the liquidation interests in Georgetown-Federal in exchange for their liquidation interests and voting rights in Georgetown Bancorp, MHC.

4.                                       The basis of the assets of Georgetown Bancorp, MHC to be received by Georgetown-Federal will be the same as the basis of such assets when held by Georgetown Bancorp, MHC.  The holding period of the assets received by Georgetown-Federal will include the period such assets where held by Georgetown Bancorp, MHC.

5.                                       The merger of Georgetown-Federal with and into New Georgetown will constitute a mere change in identity, form or place of organization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code and, therefore, will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code. Neither Georgetown-Federal nor New Georgetown will recognize gain or loss as a result of such merger.

6.                                       The basis of the assets of Georgetown-Federal to be received by New Georgetown will be the same as the basis of such assets when held by Georgetown-Federal.   The holding period of the assets received by New Georgetown will include the period such assets where held by Georgetown-Federal.

7.                                       Current shareholders of Georgetown-Federal will not recognize any gain or loss upon their exchange of Georgetown-Federal common stock for New Georgetown common stock, except to the extent of their receipt of fractional share interests.

8.                                       Eligible Account Holders and Supplemental Eligible Account Holders will not recognize any gain or loss upon the constructive exchange of their liquidation interests in Georgetown-Federal for interests in the liquidation account in New Georgetown.

9.                                       The exchange by the Eligible Account Holders and Supplemental Eligible Account Holders of the liquidation interests that they constructively received in Georgetown-Federal for interests in the liquidation account established in New Georgetown will satisfy the continuity of interest requirement of Section 1.368-1(b) of the Federal Income Tax Regulations.

10.                                 Each shareholder’s aggregate basis in shares of New Georgetown common stock (including fractional share interests) received in the exchange will be the same as the aggregate basis of Georgetown-Federal common stock surrendered in the exchange.

11.                                 Each shareholder’s holding period in his or her New Georgetown common stock received in the exchange will include the period during which the Georgetown-Federal common stock surrendered was held, provided that the Georgetown-Federal common stock surrendered is a capital asset in the hands of the shareholder on the date of the exchange.

12.                                 Cash received by any current shareholder of Georgetown-Federal in lieu of a fractional share interest in shares of New Georgetown common stock will be treated as having been received as a distribution in full payment in exchange for a fractional share interest of New Georgetown common stock, which such shareholder would otherwise be entitled to receive. Accordingly, a shareholder will recognize gain or loss equal to the difference between the cash received and the basis of the fractional share. If the common stock is held by the shareholder as a capital asset, the gain or loss will be capital gain or loss.

13.                                 It is more likely than not that the fair market value of the nontransferable subscription rights to purchase New Georgetown common stock is zero. Accordingly, no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders or Other Depositors upon distribution to them of nontransferable subscription rights to purchase shares of New Georgetown common stock. Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors will not realize any taxable income as the result of the exercise by them of the nontransferable subscriptions rights.

14.                                 It is more likely than not that the fair market value of the benefit provided by the liquidation account of Georgetown Savings Bank supporting the payment of the New Georgetown liquidation account in the event New Georgetown lacks sufficient net assets is zero.  Accordingly, it is more likely than not that no gain or loss will be recognized by Eligible Account Holders and Supplemental Eligible Account Holders upon the constructive distribution to them of such rights in the Georgetown Savings Bank liquidation account as of the effective date of the merger of Georgetown-Federal with and into New Georgetown.

15.                                 It is more likely than not that the basis of the shares of New Georgetown common stock purchased in the offering by the exercise of nontransferable subscription rights will be the purchase price. The holding period of the New Georgetown common stock purchased pursuant to the exercise of nontransferable subscription rights will commence on the date the right to acquire such stock was exercised.

16.                                 No gain or loss will be recognized by New Georgetown on the receipt of money in exchange for New Georgetown common stock sold in the offering.

We believe that the tax opinions summarized above address all material federal income tax consequences that are generally applicable to Georgetown Bancorp, MHC, Georgetown-Federal, Georgetown Savings Bank, New Georgetown and persons receiving subscription rights and shareholders of Georgetown-Federal.  With respect to items

13 and 15 above, Luse Gorman Pomerenk & Schick, P.C. noted that the subscription rights will be granted at no cost to the recipients, are legally non-transferable and of short duration, and will provide the recipient with the right only to purchase shares of common stock at the same price to be paid by members of the general public in any community offering. The firm further noted that RP Financial, LC. has issued a letter that the subscription rights have no ascertainable fair market value.  The firm also noted that the Internal Revenue Service has not in the past concluded that subscription rights have value. Based on the foregoing, Luse Gorman Pomerenk & Schick, P.C. believes that it is more likely than not that the nontransferable subscription rights to purchase shares of common stock have no value. However, the issue of whether or not the nontransferable subscription rights have value is based on all the facts and circumstances. If the subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors are deemed to have an ascertainable value, receipt of these rights could result in taxable gain to those Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors who exercise the subscription rights in an amount equal to the ascertainable value, and we could recognize gain on a distribution. Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors are encouraged to consult with their own tax advisors as to the tax consequences in the event that subscription rights are deemed to have an ascertainable value.

The opinion as to item 14 above is based on the position that:  (i) no holder of an interest in a liquidation account has ever received any payment attributable to a liquidation account; (ii) the interests in the liquidation accounts are not transferable; (iii) the amounts due under the liquidation account with respect to each Eligible Account Holder and Supplemental Eligible Account Holder will be reduced as their deposits in Georgetown Savings Bank are reduced; and (iv) the Georgetown Savings Bank liquidation account payment obligation arises only if New Georgetown lacks sufficient assets to fund the liquidation account.

In addition, we have received a letter from RP Financial, LC. stating its belief that the benefit provided by the Georgetown Savings Bank liquidation account supporting the payment of the liquidation account in the event New Georgetown lacks sufficient net assets does not have any economic value at the time of the conversion.  Based on the foregoing, Luse Gorman Pomerenk & Schick, P.C. believes it is more likely than not that such rights in the Georgetown Savings Bank liquidation account have no value.  If such rights are subsequently found to have an economic value, income may be recognized by each Eligible Account Holder or Supplemental Eligible Account Holder in the amount of such fair market value as of the date of the conversion.

The opinion of Luse Gorman Pomerenk & Schick, P.C., unlike a letter ruling issued by the Internal Revenue Service, is not binding on the Internal Revenue Service and the conclusions expressed therein may be challenged at a future date. The Internal Revenue Service has issued favorable rulings for transactions substantially similar to the proposed reorganization and stock offering, but any such ruling may not be cited as precedent by any taxpayer other than the taxpayer to whom the ruling is addressed.  We do not plan to apply for a letter ruling concerning the transactions described herein.

We have also received an opinion from Shatswell, MacLeod & Company, P.C. that the Massachusetts state income tax consequences are consistent with the federal income tax consequences.

The federal and state tax opinions have been filed with the Securities and Exchange Commission as exhibits to New Georgetown’s registration statement.

Certain Restrictions on Purchase or Transfer of Our Shares after Conversion

All shares of common stock purchased in the offering by a director or certain officers of Georgetown Savings Bank generally may not be sold for a period of one year following the closing of the conversion, except in the event of the death of the director or executive officer.  Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within this time period of any certificate or record ownership of the shares other than as provided above is a violation of the restriction.  Any shares of common stock issued at a later date as a stock dividend, stock split, or otherwise, with respect to the restricted stock will be similarly restricted. The directors and executive officers of New Georgetown also will be restricted by the insider trading rules under the Securities Exchange Act of 1934.

Purchases of shares of our common stock by any of our directors, certain officers and their associates, during the three-year period following the closing of the conversion may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Board of Governors of the Federal Reserve System. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to purchases of our common stock by our stock option plan or any of our tax-qualified employee stock benefit plans or non-tax-qualified employee stock benefit plans, including any restricted stock plans.

Federal regulations prohibit New Georgetown from repurchasing its shares of common stock during the first year following conversion unless compelling business reasons exist for such repurchases.  In addition, the repurchase of shares of common stock is subject to Board of Governors of the Federal Reserve System policy related to repurchases of shares by financial institution holding companies.

PROPOSAL 2 — ADJOURNMENT OF THE SPECIAL MEETING

If there are not sufficient votes to constitute a quorum or to approve the plan of conversion and reorganization at the time of the special meeting, the proposals may not be approved unless the special meeting is adjourned to a later date or dates in order to permit further solicitation of proxies.  In order to allow proxies that have been received by Georgetown-Federal at the time of the special meeting to be voted for an adjournment, if necessary, Georgetown-Federal has submitted the question of adjournment to its shareholders as a separate matter for their consideration.  The board of directors of Georgetown-Federal recommends that shareholders vote “FOR” the adjournment proposal.  If it is necessary to adjourn the special meeting, no notice of the adjourned special meeting is required to be given to shareholders (unless the adjournment is for more than 30 days or if a new record date is fixed), other than an announcement at the special meeting of the hour, date and place to which the special meeting is adjourned.

The board of directors recommends that you vote “FOR” the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the plan of conversion and reorganization.

PROPOSALS 3a THROUGH 3c — INFORMATIONAL PROPOSALS RELATED TO THE

ARTICLES OF INCORPORATION OF NEW GEORGETOWN

By their approval of the plan of conversion and reorganization as set forth in Proposal 1, the board of directors of Georgetown-Federal has approved each of the informational proposals numbered 3a through 3c, all of which relate to provisions included in the articles of incorporation of New Georgetown. Each of these informational proposals is discussed in more detail below.

As a result of the conversion, the public shareholders of Georgetown-Federal, whose rights are presently governed by the charter and bylaws of Georgetown-Federal, will become shareholders of New Georgetown, whose rights will be governed by the articles of incorporation and bylaws of New Georgetown.  The following informational proposals address the material differences between the governing documents of the two companies.  This discussion is qualified in its entirety by reference to the charter and bylaws of Georgetown-Federal and the articles of incorporation and bylaws of New Georgetown.  See “Where You Can Find Additional Information” for procedures for obtaining a copy of those documents.

The provisions of New Georgetown’s articles of incorporation that are summarized as informational proposals 3a through 3c were approved as part of the process in which the board of directors of Georgetown-Federal approved the plan of conversion and reorganization.  These proposals are informational in nature only, because the Board of Governors of the Federal Reserve System’s regulations governing mutual-to-stock conversions do not provide for votes on matters other than the plan of conversion and reorganization.  Georgetown-Federal’s shareholders are not being asked to approve these informational proposals at the special meeting.  While we are asking you to vote with respect to each of the informational proposals set forth below, the proposed provisions for which an informational vote is requested will become effective if shareholders approve the plan of conversion and reorganization, regardless of whether shareholders vote to approve any or all of the informational proposals.  The provisions of New Georgetown’s articles of incorporation which are summarized as informational proposals may have the effect of deterring or rendering more difficult attempts by third parties to obtain control of New Georgetown, if such attempts are not approved by the board of directors, or may make the removal of the board of directors or management, or the appointment of new directors, more difficult.

Informational Proposal 3a. — Approval of a Provision in New Georgetown’s Articles of Incorporation Requiring a Super-Majority Vote to Approve Certain Amendments to New Georgetown’s Articles of Incorporation.  No amendment of the charter of Georgetown-Federal may be made unless it is first proposed by the board of directors, then preliminarily approved by the Board of Governors of the Federal Reserve System, and thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting.  The articles of incorporation of New Georgetown generally may be amended by the holders of a majority of the shares entitled to vote; provided, however, that any amendment of Section C, D, E or F of Article Fifth (Preferred Stock, Restrictions on Voting Rights of the Corporation’s Equity Securities, Majority Vote and Quorum), Article 7 (Directors), Article 8 (Bylaws), Article 9 (Evaluation of Certain Offers), Article 10 (Indemnification, etc. of Directors and Officers), Article 11 (Limitation of Liability) and Article 12 (Amendment of the Articles of Incorporation) must be approved by the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote, except that the board of directors may amend the articles of incorporation without any action by the shareholders to increase or decrease the aggregate number of shares of capital stock.

These limitations on amendments to specified provisions of New Georgetown’s articles of incorporation are intended to ensure that the referenced provisions are not limited or changed upon a simple majority vote.  While this limits the ability of shareholders to amend those provisions, Georgetown Bancorp, MHC, as a 56.7% shareholder, currently can effectively block any shareholder proposed change to the charter.

The requirement of a super-majority shareholder vote to amend specified provisions of New Georgetown’s articles of incorporation could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through amendments to the articles of incorporation is an important element of the takeover strategy of the potential acquiror.  The board of directors believes that the provisions limiting certain amendments to the articles of incorporation will put the board of directors in a stronger position to negotiate with third parties with respect to transactions potentially affecting the corporate structure of New Georgetown and the fundamental rights of its shareholders, and to preserve the ability of all shareholders to have an effective voice in the outcome of such matters.

The board of directors recommends that you vote “FOR” the approval of a provision in New Georgetown’s articles of incorporation requiring a super-majority vote to approve certain amendments to New Georgetown’s articles of incorporation.

Informational Proposal 3b. — Approval of a Provision in New Georgetown’s Articles of Incorporation Requiring a Super-Majority Vote of Shareholders to Approve Shareholder Proposed Amendments to New Georgetown’s Bylaws.  An amendment to Georgetown-Federal’s bylaws proposed by shareholders must be approved by the holders of a majority of the total votes eligible to be cast at a legal meeting subject to applicable approval by the Board of Governors of the Federal Reserve System. The articles of incorporation of New Georgetown provide that shareholders may only amend the bylaws if such proposal is approved by the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote.

The requirement of a super-majority shareholder vote to amend the bylaws of New Georgetown is intended to ensure that the bylaws are not limited or changed upon a simple majority vote of shareholders.  While this limits the ability of shareholders to amend the bylaws, Georgetown Bancorp, MHC, as a 56.7% shareholder, currently can effectively block any shareholder proposed change to the bylaws. Also, the board of directors of both Georgetown-Federal and New Georgetown may by a majority vote amend either company’s bylaws.

This provision in New Georgetown’s articles of incorporation could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through amendments to the bylaws is an important element of the takeover strategy of the potential acquiror. The board of directors believes that the provision limiting amendments to the bylaws will put the board of directors in a stronger position to negotiate with third parties with respect to transactions potentially affecting the corporate structure of New Georgetown and the fundamental rights of its shareholders, and to preserve the ability of all shareholders to have an effective voice in the outcome of such matters.

The board of directors recommends that you vote “FOR” the approval of the provision in New Georgetown’s articles of incorporation requiring a super-majority vote of shareholders to approve shareholder proposed amendments to New Georgetown’s bylaws.

Informational Proposal 3c. — Approval of a Provision in New Georgetown’s Articles of Incorporation to Limit the Voting Rights of Shares Beneficially Owned in Excess of 10% of New Georgetown’s Outstanding Voting Stock.  The articles of incorporation of New Georgetown provide that in no event shall any person, who directly or indirectly beneficially owns in excess of 10% of the then-outstanding shares of common stock as of the record date for the determination of shareholders entitled or permitted to vote on any matter, be entitled or permitted to vote in respect of the shares held in excess of the 10% limit. Beneficial ownership is determined pursuant to the federal securities laws and includes, but is not limited to, shares as to which any person and his or her affiliates (i) have the right to acquire pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options and (ii) have or share investment or voting power (but shall not be deemed the beneficial owner of any voting shares solely by reason of a revocable proxy granted for a particular meeting of shareholders, and that are not otherwise beneficially, or deemed by New Georgetown to be beneficially, owned by such person and his or her affiliates).

The foregoing restriction does not apply to any employee benefit plan of New Georgetown or any subsidiary or a trustee of a plan.

The charter of Georgetown Savings Bank will provide that, for a period of five years from the effective date of the conversion, no person shall directly or indirectly offer to acquire or acquire more than 10% of the then-outstanding shares of common stock.  The foregoing restriction does not apply to:

•                                          the purchase of shares by underwriters in connection with a public offering; or

•                                          the purchase of shares by any employee benefit plan of Georgetown-Federal or any subsidiary.

The provision in New Georgetown’s articles of incorporation limiting the voting rights of beneficial owners of more than 10% of New Georgetown’s outstanding voting stock is intended to limit the ability of any person to acquire a significant number of shares of New Georgetown common stock and thereby gain sufficient voting control so as to cause New Georgetown to effect a transaction that may not be in the best interests of New Georgetown and its shareholders generally.  This provision will not prevent a shareholder from seeking to acquire a controlling interest in New Georgetown, but it will prevent a shareholder from voting more than 10% of the outstanding shares of common stock unless that shareholder has first persuaded the board of directors of the merits of the course of action proposed by the shareholder.  The board of directors of New Georgetown believes that fundamental transactions generally should be first considered and approved by the board of directors as it generally believes that it is in the best position to make an initial assessment of the merits of any such transaction and that its ability to make the initial assessment could be impeded if a single shareholder could acquire a sufficiently large voting interest so as to control a shareholder vote on any given proposal.  This provision in New Georgetown’s articles of incorporation makes an acquisition, merger or other similar corporate transaction less likely to occur, even if such transaction is supported by most shareholders, because it can prevent a holder of shares in excess of the 10% limit from voting the excess shares in favor of the transaction.  Thus, it may be deemed to have an anti-takeover effect.

The board of directors recommends that you vote “FOR” the approval of a provision in New Georgetown’s articles of incorporation to limit the voting rights of shares beneficially owned in excess of 10% of New Georgetown’s outstanding voting stock.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

OF GEORGETOWN BANCORP, INC. AND SUBSIDIARY

The following tables set forth selected consolidated historical financial and other data of Georgetown-Federal and its subsidiary for the periods and at the dates indicated.  The following is only a summary and you should read it in conjunction with the consolidated financial statements of Georgetown-Federal and notes beginning on page F-1 of this proxy statement/prospectus.  The information at December 31, 2011 and 2010 and for the years ended December 31, 2011 and 2010 is derived in part from the audited consolidated financial statements that appear in this proxy statement/prospectus.  The information at June 30, 2010 and 2009, for the six months ended December 31, 2010 and for the year ended June 30, 2010 is derived in part from audited consolidated financial statements that do not appear in this proxy statement/prospectus.  The information for the six months ended December 31, 2009 is unaudited and reflects only normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim period presented.

	At December 31,		At June 30,
	2011	2010	2010	2009
	(In thousands)
Selected Financial Condition Data:
Total assets	$199,375	$205,015	$211,545	$201,191
Cash and cash equivalents	19,083	3,298	7,340	11,356
Loans receivable, net	161,120	178,524	175,867	163,825
Allowance for loan losses	1,824	1,651	1,676	1,455
Investment securities	6,496	10,421	14,643	14,487
Deposits	151,085	151,463	147,286	141,126
Borrowings (1)	25,694	32,173	43,368	40,788
Total stockholders’ equity	20,329	19,169	18,368	17,317

	Years Ended December 31,		Six Months Ended December 31,		Year Ended June 30,
	2011	2010	2010	2009	2010
				(Unaudited)
	(In thousands, except per share data)
Selected Operating Data:
Interest and dividend income	$10,705	$11,179	$5,679	$5,234	$10,734
Interest expense	2,416	3,330	1,594	1,944	3,680
Net interest income	8,289	7,849	4,085	3,290	7,054
Provision for loan losses	949	188	23	196	361
Net interest income, after provision for loan losses	7,340	7,661	4,062	3,094	6,693
Non-interest income	990	1,339	778	524	1,085
Non-interest expense	6,736	6,692	3,497	3,125	6,320
Income before income taxes	1,594	2,308	1,343	493	1,458
Income tax provision	583	855	511	175	519
Net income	$1,011	$1,453	$832	$318	$939

Net income per share: Basic and diluted	$0.38	$0.56	$0.32	$0.12	$0.36

	At or For the Years Ended December 31,		At or For the Six Months Ended December 31, (2)		At or For the Year Ended
	2011	2010	2010	2009	June 30, 2010
				(Unaudited)
Selected Financial Ratios and Other Data:

Performance Ratios:
Return on assets (ratio of net income to average total assets)	0.51%	0.70%	0.80%	0.32%	0.47%
Return on equity (ratio of net income to average equity)	5.14%	7.92%	8.87%	3.63%	5.30%
Interest rate spread (3)	4.18%	3.73%	3.89%	3.22%	3.41%
Net interest margin (4)	4.39%	3.99%	4.13%	3.55%	3.70%
Efficiency ratio (5)	72.59%	72.83%	71.92%	81.93%	77.64%
Non-interest expense to average total assets	3.37%	3.23%	3.36%	3.18%	3.14%
Average interest-earning assets to average interest-bearing liabilities	116.73%	115.21%	115.37%	115.40%	115.22%
Dividend payout ratio	—	—	—	—	—

Asset Quality Ratios:
Non-performing assets to total assets	1.59%	0.15%	0.15%	0.37%	0.21%
Non-performing loans to total loans	1.92%	0.14%	0.14%	0.40%	0.21%
Allowance for loan losses to non-performing loans	58.22%	652.57%	652.57%	236.85%	452.97%
Allowance for loan losses to total loans	1.12%	0.92%	0.92%	0.95%	0.94%

Capital Ratios:
Stockholders’ equity to total assets at end of period	10.20%	9.35%	9.35%	8.85%	8.68%
Total capital to risk-weighted assets (6)	14.20%	12.30%	12.30%	11.30%	11.40%
Tier 1 capital to risk-weighted assets (6)	13.20%	11.30%	11.30%	10.30%	10.40%
Tier 1 capital to average assets (6)	9.60%	8.60%	8.60%	8.10%	8.50%

(1)          Includes securities sold under agreements to repurchase.

(2)          Percentage calculations for the six month periods have been annualized.

(3)          The interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.

(4)          The net interest margin represents net interest income as a percent of average interest-earning assets for the period.

(5)          The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.

(6)          Calculation is for Georgetown Savings Bank.

RECENT DEVELOPMENTS

The following tables set forth selected consolidated historical financial and other data of Georgetown-Federal and its subsidiary for the periods and at the dates indicated.  The following is only a summary and you should read it in conjunction with the consolidated financial statements of Georgetown-Federal and notes beginning on page F-1 of this proxy statement/prospectus.  The information at December 31, 2011 is derived in part from the audited consolidated financial statements that appear in this proxy statement/prospectus.  The information at March 31, 2012 and for the three months ended March 31, 2012 and 2011 is unaudited and reflects only normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim period presented.  The results of operations for the three months ended March 31, 2012, are not necessarily indicative of the results to be achieved for all of 2012.

	At March 31, 2012	At December 31, 2011
	(In thousands)
Selected Financial Condition Data:
Total assets	$205,756	$199,375
Cash and cash equivalents	27,127	19,083
Loans receivable, net	155,959	161,120
Allowance for loan losses	1,698	1,824
Investment securities	10,140	6,496
Deposits	155,233	151,085
Borrowings (1)	25,527	25,694
Total stockholders’ equity	20,503	20,329

	Three Months Ended March 31,
	2012	2011
	(In thousands, except per share data)
Selected Operating Data:
Interest and dividend income	$2,321	$2,797
Interest expense	502	670
Net interest income	1,819	2,127
Provision for loan losses	64	64
Net interest income, after provision for loan losses	1,755	2,063
Non-interest income	283	226
Non-interest expense	1,805	1,759
Income before income taxes	233	530
Income tax provision	80	198
Net income	$153	$332

Net income per share: Basic and diluted	$0.06	$0.13

	At or For the Three Months Ended March 31, (2)
	2012	2011
Selected Financial Ratios and Other Data:

Performance Ratios:
Return on assets (ratio of net income to average total assets)	0.30%	0.65%
Return on equity (ratio of net income to average equity)	2.99%	6.85%
Interest rate spread (3)	3.60%	4.12%
Net interest margin (4)	3.79%	4.34%
Efficiency ratio (5)	85.92%	74.75%
Non-interest expense to average total assets	3.60%	3.42%
Average interest-earning assets to average interest-bearing liabilities	118.22%	115.79%
Dividend payout ratio	—	—

Asset Quality Ratios:
Non-performing assets to total assets	1.00%	0.39%
Non-performing loans to total loans	1.29%	0.40%
Allowance for loan losses to non-performing loans	83.65%	231.98%
Allowance for loan losses to total loans	1.08%	0.94%

Capital Ratios:
Stockholders’ equity to total assets at end of period	9.96%	9.46%
Total capital to risk-weighted assets (6)	15.60%	12.50%
Tier 1 capital to risk-weighted assets (6)	14.30%	11.50%
Tier 1 capital to average assets (6)	9.60%	8.90%

(1)          Includes securities sold under agreements to repurchase.

(2)          Percentage calculations for the three month periods have been annualized.

(3)          The interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.

(4)          The net interest margin represents net interest income as a percent of average interest-earning assets for the period.

(5)          The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.

(6)         Calculation is for Georgetown Savings Bank.  2012 ratios are calculated based upon completion of call report filed with Office of the Comptroller of the Currency.  2011 ratios are based upon completion of thrift financial report filed with the Office of Thrift Supervision.

Comparison of Financial Condition at March 31, 2012 and December 31, 2011

Total assets increased $6.4 million, or 3.2%, to $205.8 million at March 31, 2012 from $199.4 million at December 31, 2011.  The increase resulted from increases in cash and cash equivalents and securities, partially offset by a decrease in loans.

Cash and cash equivalents increased $8.0 million, or 42.2%, to $27.1 million at March 31, 2012 from $19.1 million at December 31, 2011.  The increase in cash and cash equivalents resulted primarily from loan repayments and prepayments during the three months ended March 31, 2012, as well as an increase in deposits, and, specifically, increases in NOW accounts and money market deposit accounts.

Our total securities portfolio increased $3.6 million, or 56.1%, to $10.1 million at March 31, 2012 from $6.5 million at December 31, 2011.  We used excess cash for securities purchases during the quarter ended March 31, 2012.

Loans (excluding loans held for sale) decreased $5.3 million, or 3.3%, to $157.5 million at March 31, 2012 from $162.8 million at December 31, 2011, due primarily to decreases in construction and commercial loans.  Total commercial loans decreased $2.1 million, or 3.5%, to $57.3 million at March 31, 2012 from $59.4 million at December 31, 2011.  Although we continue to emphasize the origination of commercial loans, despite the current competitive market, we have determined to maintain our historical underwriting standards instead of relaxing these standards and we have not reduced interest rates on loans we originate below levels at which we could operate profitably.  Construction loans decreased $3.1 million, or 13.5%, to $20.1 million at March 31, 2012 from $23.2 million at December 31, 2011, as residential housing units continued to be sold.  The significant majority of our construction loans remains collateralized by residential real estate (96.9% at March 31, 2012 and 97.3% at December 31, 2011).

Deposits increased $4.1 million, or 2.7%, to $155.2 million at March 31, 2012 from $151.1 million at December 31, 2011.  Our continued focus on generating lower-cost “core” deposits (which we define as non-certificate of deposit accounts) resulted in such core deposits increasing $4.2 million, or 4.0%, to $109.8 million at March 31, 2012 from $105.6 million at December 31, 2011, with such deposits representing 70.8% of our deposit portfolio at March 31, 2012 and 69.9% of our deposit portfolio at December 31, 2011.

Total borrowings were $25.5 million at March 31, 2012 and $25.7 million at December 31, 2011.

Stockholders’ equity increased $174,000 to $20.5 million at March 31, 2012 from $20.3 million at December 31, 2011.  The increase resulted primarily from net income of $153,000 for the three months ended March 31, 2012.

Comparison of Operating Results for the Three Months Ended March 31, 2012 and 2011

General. Net income decreased $179,000, or 53.9%, to $153,000 for the three months ended March 31, 2012 from $332,000 for the three months ended March 31, 2011.  The decrease was due primarily to a decrease in net interest income, which was partially offset by an increase in non-interest income.

Interest and Dividend Income. Interest and dividend income decreased $476,000, or 17.0%, to $2.3 million for the three months ended March 31, 2012 from $2.8 million for the three months ended March 31, 2011.  We experienced decreases in interest and dividend income from both loans and securities.  Interest income on loans decreased $447,000, or 16.6%, to $2.3 million for the three months ended March 31, 2012 from $2.7 million for the three months ended March 31, 2011, due to a $22.5 million, or 12.3%, decrease in the average balance of loans as well as a 28 basis point decrease in yield to 5.62% for the three months ended March 31, 2012 from 5.90% for the three months ended March 31, 2011.   We experienced decreases in loans through 2011 which, as noted above, continued through the quarter ended March 31, 2012, and the new loans we have been originating have been at lower interest rates due to continued low market interest rates.

Interest and dividend income on investment securities decreased $36,000, or 36.4%, to $63,000 for the three months ended March 31, 2012 from $99,000 for the three months ended March 31, 2011, due to decreases in both the yields earned on investment securities as well as the average balance of investment securities.  As noted above, we have begun to increase our securities portfolio, which we allowed to decrease during the past several quarters, as maturities were used to fund loan demand.

Interest Expense. Interest expense decreased $168,000, or 25.1%, to $502,000 for the three months ended March 31, 2012 from $670,000 for the three months ended March 31, 2011.  We experienced decreases in interest expense on both deposits and borrowings (primarily long-term Federal Home Loan Bank advances).  Interest expense on deposits decreased $134,000, or 32.1%, to $283,000 for the three months ended March 31, 2012 from $417,000 for the three months ended March 31, 2011, due to a decrease in rates we paid on interest-bearing deposits.  The average rate we paid on interest-bearing deposits decreased to 0.83% for the three months ended March 31, 2012 compared to 1.24% for the three months ended March 31, 2011.  We have been able to increase our lower cost “core” deposits, as described above, while also reducing rates in the current low interest rate environment.

Interest expense on Federal Home Loan Bank advances decreased $34,000, or 13.5%, to $218,000 for the three months ended March 31, 2012 from $252,000 for the three months ended March 31, 2011.  The decrease was due to a decrease in the average balance, which decreased $9.2 million, or 26.8%, to $25.1 million for the three months ended March 31, 2012 from $34.3 million for the three months ended March 31, 2011.  We have been able to reduce our reliance on borrowings, as we have had excess cash to fund our operations.

Net Interest Income. Net interest income decreased $308,000, or 14.5%, to $1.8 million for the three months ended March 31, 2012 compared to $2.1 million for the three months ended March 31, 2011.  Our net interest margin decreased 55 basis points, to 3.79% for the three months ended March 31, 2012 compared to 4.34% for the three months ended March 31, 2011, as the yield we earned on interest-earning assets decreased 86 basis points to 4.84% for the three months ended March 31, 2012 compared to 5.70% for the three months ended March 31, 2011, while the rate we paid on interest-bearing liabilities decreased 34 basis points to 1.24% for the three months ended March 31, 2012 compared to 1.58% for the three months ended March 31, 2011.  Our net interest margin may continue to compress in the future due to current competitive pricing in our market area.

Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, at a level necessary to absorb known and inherent losses that are both probable and reasonably estimable at the date of the financial statements.  In evaluating the level of the allowance for loan losses quarterly, management analyzes several qualitative loan portfolio risk factors including but not limited to, charge-off history over a relevant period, changes in management or underwriting policies, current economic conditions, delinquency statistics, geographic and industry concentrations, the adequacy of the underlying collateral, the financial strength of the borrower and results of internal and external loan reviews.  This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.  After an evaluation of these factors, we recorded a $64,000 provision for loan losses for each of the three months ended March 31, 2012 and 2011.  The provisions recorded resulted in an allowance for loan losses of $1.7 million, or 1.08% of total loans and 83.65% of non-performing loans at March 31, 2012 compared to an allowance for loan losses of $1.8 million, or 1.12% of total loans and 58.22% of non-performing loans at December 31, 2011, and an allowance for loan losses of $1.7 million, or 0.94% of total loans and 231.98% of non-performing loans at March 31, 2011.  We experienced $192,000 of charge-offs during the quarter ended March 31, 2012.  In addition, non-performing loans decreased to $2.0 million at March 31, 2012 from $3.1 million at December 31, 2011.

Historically, our loan portfolio has primarily consisted of one- to four-family residential mortgage loans. The composition of our loan portfolio has gradually changed in recent years to include more multi-family, commercial real estate, investment property and commercial business loans.  In addition, we intend to emphasize increased originations of these loans.  Management’s evaluation of the allowance for loan losses, the composition of the loan portfolio and increased risk associated with multi-family, commercial real estate and commercial business loans (because they present larger non-homogeneous credits and because they may be more sensitive to changes in economic conditions) may result in continued larger additions to the allowance for loan losses in future periods.

To the best of our knowledge, we have recorded all losses that are both probable and reasonable to estimate at March 31, 2012, December 31, 2011 and March 31, 2011.  However, future changes in the factors described above, including, but not limited to, actual loss experience with respect to our loan portfolio, could result in material increases in our provisions for loan losses.  In addition, the Office of the Comptroller of the Currency, as an integral part of its examination process, will periodically review our allowance for loan losses.  Such agency may require us to recognize adjustments to the allowance, based on its judgments about information available to it at the time of its examination.

Non-interest Income. Non-interest income increased $57,000, or 25.2%, to $283,000 for the three months ended March 31, 2012 from $226,000 for the three months ended March 31, 2011.  Mortgage banking income increased $58,000, or 86.6%, to $125,000 for the three months ended March 31, 2012 from $67,000 for the three months ended March 31, 2011.  We sold $8.4 million of loans during the three months ended March 31, 2012 compared to $2.7 million of such sales for the three months ended March 31, 2011.

Non-interest Expense. Non-interest expense increased $46,000, or 2.6%, totaling $1.8 million for each of the three months ended March 31, 2012 and 2011.  There were no material changes in any categories of non-interest expense between the periods.

Income Tax Expense. Income tax expense was $80,000 for the three months ended March 31, 2012 compared to $198,000 for the three months ended March 31, 2011, reflecting a decrease in pre-tax income.  The effective income tax rate was 34.3% for the three months ended March 31, 2012 compared to 37.4% for the three months ended March 31, 2011. The decrease in the effective rate for the three months ended March 31, 2012, compared to the effective tax rate for the three months ended March 31, 2011 was primarily due to income from bank-owned life insurance, which is non-taxable income, being a larger percentage of total income during the quarter ended March 31, 2012.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements, which can be identified by the use of words such as “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect” and words of similar meaning. These forward-looking statements include, but are not limited to:

•                                          statements of our goals, intentions and expectations;

•                                          statements regarding our business plans, prospects, growth and operating strategies;

•                                          statements regarding the quality of our loan and investment portfolios; and

•                                          estimates of our risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•                                          general economic conditions, either nationally or in our market areas, that are worse than expected;

•                                          competition among depository and other financial institutions;

•                                          inflation and changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments;

•                                          adverse changes in the securities markets;

•                                          changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

•                                          our ability to enter new markets successfully and capitalize on growth opportunities;

•                                          our ability to successfully integrate acquired entities, if any;

•                                          changes in consumer spending, borrowing and savings habits;

•                                          changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission and the Public Company Accounting Oversight Board;

•                                          changes in our organization, compensation and benefit plans; and

•                                          changes in the financial condition, results of operations or future prospects of issuers of securities that we own.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements.  Please see “Risk Factors” beginning on page 22.

HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING

Although we cannot determine what the actual net proceeds from the sale of the shares of common stock in the offering will be until the offering is completed, we anticipate that the net proceeds will be between $7.5 million and $10.4 million, or $12.1 million if the offering range is increased by 15%.

We intend to distribute the net proceeds as follows:

	Based Upon the Sale at $10.00 Per Share of
	850,000 Shares		1,000,000 Shares		1,150,000 Shares		1,322,500 Shares (1)
	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds
	(Dollars in thousands)

Offering proceeds	$8,500		$10,000		$11,500		$13,225
Less offering expenses	(1,023)		(1,054)		(1,085)		(1,120)
Net offering proceeds	$7,477	100.0%	$8,946	100.0%	$10,415	100.0%	$12,105	100.0%

Distribution of net proceeds:
To Georgetown Savings Bank	$3,739	50.0%	$4,473	50.0%	$5,208	50.0%	$6,052	50.0%
To fund loan to employee stock ownership plan	$680	9.1%	$800	8.9%	$920	8.8%	$1,058	8.7%
Retained by New Georgetown (2)	$3,058	40.9%	$3,673	41.1%	$4,287	41.2%	$4,995	41.3%

(1)          As adjusted to give effect to an increase in the number of shares, which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.

(2)          In the event the stock-based benefit plan providing for stock awards and stock options is approved by shareholders, and assuming shares are purchased for the stock awards at $10.00 per share, an additional $340,000, $400,000, $460,000 and $529,000 respectively, at the minimum, midpoint, maximum and adjusted maximum of the offering range, of net proceeds will be used by New Georgetown.  In this case, the net proceeds retained by New Georgetown would be $2.7 million, $3.3 million, $3.8 million and $4.5 million, respectively, at the minimum, midpoint, maximum and adjusted maximum of the offering range.

Payments for shares of common stock made through withdrawals from existing deposit accounts will not result in the receipt of new funds for investment but will result in a reduction of Georgetown Savings Bank’s deposits.  The net proceeds may vary because total expenses relating to the offering may be more or less than our estimates.  For example, our expenses would increase if a syndicated community offering were used to sell more shares of common stock not purchased in the subscription and community offerings than we currently estimate.

New Georgetown may use the proceeds it retains from the offering:

•                                          to pay cash dividends to shareholders;

•                                          to invest in securities;

•                                          to repurchase shares of our common stock; and

•                                          for other general corporate purposes.

Initially, a substantial portion of the net proceeds retained by New Georgetown will be invested in short-term investments, investment-grade debt obligations and mortgage-backed securities.

See “Our Dividend Policy” for a discussion of our expected dividend policy following the completion of the conversion.  Under current Board of Governors of the Federal Reserve System regulations, we may not repurchase shares of our common stock during the first year following the completion of the conversion, except when extraordinary circumstances exist and with prior regulatory approval, or except to fund management recognition plans (which would require notification to the Board of Governors of the Federal Reserve System) or tax qualified employee stock benefit plans.  In addition, New Georgetown will be subject to notice provisions for stock repurchases of the Board of Governors of the Federal Reserve System.  See “Supervision and Regulation—Holding Company Regulation.”

Georgetown Savings Bank may use the net proceeds it receives from the offering:

•                                          to fund new loans, with a primary emphasis on commercial and multi-family real estate lending, one- to four-family investment property lending and commercial business lending;

•                                          to enhance existing products and services, to support the development of new products and services and to support technological growth;

•                                          to invest in mortgage-backed securities and collateralized mortgage obligations, and debt securities issued by the U.S. Government, U.S. Government agencies, U.S. Government sponsored enterprises or municipalities;

•                                          to expand its retail banking franchise by establishing or acquiring new branches or other offices as opportunities arise, although we do not currently have any understandings or agreements to establish any new branch or other offices; and

•                                          for other general corporate purposes.

Initially, a substantial portion of the net proceeds received by Georgetown Savings Bank will be invested in short-term investments, investment-grade debt obligations and mortgage-backed securities.  We have not determined specific amounts of the net proceeds that would be used for the purposes described above.  The use of the proceeds outlined above may change based on many factors, including, but not limited to, changes in interest rates, equity markets, laws and regulations affecting the financial services industry, our relative position in the financial services industry, the attractiveness of potential acquisitions to expand our operations, overall market conditions and the ability to receive any required regulatory approvals.

OUR DIVIDEND POLICY

Our Board of Directors intends to declare a cash dividend on our shares of common stock after the first full fiscal quarter following the completion of the stock offering.  However, no decision has been made with respect to the amount of dividends to be paid.  In determining whether to pay a cash dividend and the amount of such cash dividend, the Board of Directors is expected to take into account a number of factors, including capital requirements, our consolidated financial condition and results of operations, tax considerations, statutory and regulatory limitations and general economic conditions.  No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in the future.  Special cash dividends, stock dividends or returns of capital, to the extent permitted by Board of Governors of the Federal Reserve System or Office of the Comptroller of the Currency policy and regulations, may be paid in addition to, or in lieu of, regular cash dividends.

After the completion of the conversion, Georgetown Savings Bank will not be permitted to pay dividends on its capital stock to New Georgetown, its sole shareholder, if Georgetown Savings Bank’s shareholder’s equity would be reduced below the amount of the liquidation account established in connection with the conversion.  Georgetown Savings Bank will be required to file a notice with the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency prior to making a capital distribution.  In addition, any payment of dividends by Georgetown Savings Bank to us that would be deemed to be drawn out of Georgetown Savings Bank’s bad debt reserves, if any, would require a payment of taxes at the then-current tax rate by Georgetown Savings Bank on the amount of earnings deemed to be removed from the reserves for such distribution.  Georgetown Savings Bank does not intend to make any distribution to us that would create such a federal tax liability.  See Proposal 1—Approval of the Plan of Conversion and Reorganization—Liquidation Rights.” For further information concerning additional federal law and regulations regarding the ability of Georgetown Savings

Bank to make capital distributions, including the payment of dividends to Georgetown-Federal, see “Taxation—Federal Taxation” and “Supervision and Regulation—Federal Banking Regulation.”

New Georgetown will not be permitted to pay dividends on its common stock if its shareholders’ equity would be reduced below the amount of the liquidation account established by New Georgetown in connection with the conversion.  In addition, the source of dividends will depend on the net proceeds retained by New Georgetown and earnings thereon, and dividends from Georgetown Savings Bank.  In addition, New Georgetown will be subject to state law limitations and federal banking regulatory policy on the payment of dividends. Maryland law generally limits dividends to our capital surplus or, if there is no capital surplus, our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.  For further information, see “Supervision and Regulation—Holding Company Regulation.”

We will file a consolidated federal tax return with Georgetown Savings Bank.  Accordingly, it is anticipated that any cash distributions made by us to our shareholders would be treated as cash dividends and not as a non-taxable return of capital for federal tax purposes.  Additionally, pursuant to Board of Governors of the Federal Reserve System regulations, during the three-year period following the conversion, we will not take any action to declare an extraordinary dividend to shareholders that would be treated by recipients as a tax-free return of capital for federal income tax purposes.

MARKET FOR THE COMMON STOCK

Georgetown-Federal’s publicly held shares of common stock are currently quoted on the OTC Bulletin Board under the symbol “GTWN.”  Upon completion of the conversion, the shares of common stock of New Georgetown will replace the existing shares.  We expect the shares of New Georgetown common stock to be traded on the Nasdaq Capital Market.  We have determined to list the shares of New Georgetown common stock for trading on the Nasdaq Capital Market as we believe this will enhance our ability to complete the stock offering and provide market stability for our shares following the completion of the stock offering, as many institutional investors are not permitted to purchase shares of stock of entities whose shares are traded on the OTC Bulletin Board.

For a period of 20 trading days after the completion of the conversion and offering, the shares of New Georgetown common stock will trade under the symbol “GTWND.” Thereafter, the trading symbol will revert to “GTWN.”  In order to list our stock on the Nasdaq Capital Market, we are required to have at least three broker-dealers who will make a market in our common stock, and we believe we will be able to comply with this requirement.  Keefe, Bruyette & Woods, Inc. has advised us that it intends to make a market in our common stock following the offering, but it is under no obligation to do so.

The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends on the existence of willing buyers and sellers, the presence of which is not within our control or that of any market maker.  The number of active buyers and sellers of our common stock at any particular time may be limited, which may have an adverse effect on the price at which our common stock can be sold.  There can be no assurance that persons purchasing the common stock will be able to sell their shares at or above the $10.00 price per share in the offering.  Purchasers of our common stock should have a long-term investment intent and should recognize that there may be a limited trading market in our common stock.

The following table sets forth the high and low trading prices for shares of Georgetown-Federal common stock for the periods indicated, and the dividends declared during those periods.  As of the close of business on April 30, 2012, there were approximately 300 shareholders of record.

The high and low closing prices for the quarterly periods noted below were obtained from the OTC Bulletin Board.

	Price Per Share		Dividends
	High	Low	Declared
2012
Second quarter (through May 11, 2012)	$7.80	$6.90	$ —
First quarter	$7.80	$6.25	$ —

2011
Fourth quarter	$7.25	$5.06	$ —
Third quarter	$7.95	$6.40	$ —
Second quarter	$8.00	$6.11	$ —
First quarter	$8.00	$5.67	$ —

2010
Fourth quarter	$5.75	$4.80	$ —
Third quarter	$5.25	$4.70	$ —
Second quarter	$5.25	$4.75	$ —
First quarter	$5.25	$4.60	$ —

On November 28, 2011, the business day immediately preceding the public announcement of the conversion, and on May 11, 2012, the closing prices of Georgetown-Federal common stock as reported on the OTC Bulletin Board were $6.00 per share and $7.55 per share, respectively.  On the effective date of the conversion, all publicly held shares of Georgetown-Federal common stock, including shares of common stock held by our officers and directors, will be converted automatically into and become the right to receive a number of shares of New Georgetown common stock determined pursuant to the exchange ratio.  See Proposal 1—Approval of the Plan of Conversion and Reorganization—Share Exchange Ratio for Shareholders of Georgetown-Federal.”  Options to purchase shares of Georgetown-Federal common stock will be converted into options to purchase a number of shares of New Georgetown common stock determined pursuant to the exchange ratio, for the same aggregate exercise price. See “Beneficial Ownership of Common Stock.”

HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE

At December 31, 2011, Georgetown Savings Bank exceeded all of the applicable regulatory capital requirements and was considered “well capitalized.” The table below sets forth the historical equity capital and regulatory capital of Georgetown Savings Bank at December 31, 2011, and the pro forma equity capital and regulatory capital of Georgetown Savings Bank, after giving effect to the sale of shares of common stock at $10.00 per share.  The table assumes the receipt by Georgetown Savings Bank of 50% of the net offering proceeds.  See “How We Intend to Use the Proceeds from the Offering.”

	Georgetown Savings		Pro Forma at December 31, 2011, Based Upon the Sale in the Offering of (1)
	Bank Historical at December 31, 2011		850,000 Shares		1,000,000 Shares		1,150,000 Shares		1,322,500 Shares (2)
	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)	Amount	Percent of Assets (3)
	(Dollars in thousands)

Equity	$19,239	9.65%	$22,298	11.01%	$22,912	11.28%	$23,527	11.55%	$24,234	11.86%

Core capital	$19,105	9.59%	$22,164	10.96%	$22,778	11.22%	$23,393	11.49%	$24,099	11.80%
Core requirement (4)	9,963	5.00	10,116	5.00	10,146	5.00	10,177	5.00	10,212	5.00
Excess	$9,142	4.59%	$12,048	5.96%	$12,632	6.22%	$13,216	6.49%	$13,887	6.80%

Tier 1 risk-based capital (5)	$19,105	13.16%	$22,164	15.21%	$22,778	15.62%	$23,393	16.02%	$24,099	16.49%
Risk-based requirement	8,708	6.00	8,745	6.00	8,752	6.00	8,759	6.00	8,768	6.00
Excess	$10,397	7.16%	$13,419	9.21%	$14,026	9.62%	$14,634	10.02%	$15,331	10.49%

Total risk-based capital (5)	$20,608	14.20%	$23,667	16.24%	$24,281	16.65%	$24,896	17.05%	$25,602	17.52%
Risk-based requirement	14,513	10.00	14,575	10.00	14,587	10.00	14,599	10.00	14,613	10.00
Excess	$6,095	4.20%	$9,092	6.24%	$9,694	6.65%	$10,297	7.05%	$10,989	7.52%

Reconciliation of capital infused into Georgetown Savings Bank:
Net proceeds			$3,739		$4,473		$5,208		$6,053
Less: Common stock acquired by employee stock ownership plan			(680)		(800)		(920)		(1,058)
Pro forma increase			$3,059		$3,673		$4,288		$4,995

(1)          Pro forma capital levels assume that the employee stock ownership plan purchases 8% of the shares of common stock sold in the stock offering with funds we lend.  Pro forma generally accepted accounting principles (“GAAP”) and regulatory capital have been reduced by the amount required to fund this plan.  See “Management” for a discussion of the employee stock ownership plan.

(2)          As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.

(3)          Tangible and core capital levels are shown as a percentage of total adjusted assets of $199.3 million. Risk-based capital levels are shown as a percentage of risk-weighted assets of $145.1 million.

(4)          The current core capital requirement is 3% of total adjusted assets for financial institutions that receive the highest supervisory rating for safety and soundness and a 4% to 5% core capital ratio requirement for all other financial institutions.

(5)          Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk weighting.

CAPITALIZATION

The following table presents the historical consolidated capitalization of Georgetown-Federal at December 31, 2011 and the pro forma consolidated capitalization of New Georgetown after giving effect to the conversion and offering, based upon the assumptions set forth in the “Pro Forma Data” section.

	Georgetown- Federal	Pro Forma at December 31, 2011 Based upon the Sale in the Offering at $10.00 per Share of
	Historical at December 31, 2011	850,000 Shares	1,000,000 Shares	1,150,000 Shares	1,322,500 Shares (1)
	(Dollars in thousands)

Deposits (2)	$151,085	$151,085	$151,085	$151,085	$151,085
Borrowed funds	25,694	25,694	25,694	25,694	25,694
Total deposits and borrowed funds	$176,779	$176,779	$176,779	$176,779	$176,779

Shareholders’ equity:
Preferred stock, $0.01 par value, 50,000,000 shares authorized (post-conversion) (3)	—	—	—	—	—
Common stock, $0.01 par value, 100,000,000 shares authorized (post-conversion); shares to be issued as reflected (3) (4)	278	15	18	20	23
Additional paid-in capital (3)	11,496	19,236	20,702	22,169	23,856
Retained earnings (5)	10,010	10,010	10,010	10,010	10,010
MHC capital contribution	—	5	5	5	5
Accumulated other comprehensive income	134	134	134	134	134
Less:
Treasury stock	(1,136)	(1,136)	(1,136)	(1,136)	(1,136)
Common stock held by employee stock ownership plan (6)	(286)	(966)	(1,086)	(1,206)	(1,344)
Common stock to be acquired by stock-based benefit plan (7)	(167)	(507)	(567)	(627)	(696)
Total shareholders’ equity	$20,329	$26,791	$28,080	$29,369	$30,852

Pro Forma Shares Outstanding
Shares offered for sale	—	850,000	1,000,000	1,150,000	1,322,500
Exchange shares issued	—	650,082	764,802	879,522	1,011,450
Total shares outstanding	—	1,500,082	1,764,802	2,029,522	2,333,950

Total shareholders’ equity as a percentage of total assets (2)	10.20%	13.02%	13.56%	14.09%	14.70%
Tangible equity as a percentage of total assets	10.20%	13.02%	13.56%	14.09%	14.70%

(1)          As adjusted to give effect to an increase in the number of shares of common stock that could occur due to a 15% increase in the offering range to reflect demand for shares or changes in market conditions following the commencement of the subscription and community offerings.

(2)          Does not reflect withdrawals from deposit accounts to purchase of shares of common stock in the conversion and offering. These withdrawals would reduce pro forma deposits and assets by the amount of the withdrawals.

(3)          Georgetown-Federal currently has 1,000,000 authorized shares of preferred stock, par value $0.10 per share, and 10,000,000 authorized shares of common stock, par value $0.10 per share.  On a pro forma basis, common stock and additional paid-in capital have been revised to reflect the number of shares of New Georgetown common stock to be outstanding.

(4)          No effect has been given to the issuance of additional shares of New Georgetown common stock pursuant to the exercise of options under one or more stock-based benefit plans. If the plans are implemented within the first year after the closing of the offering, an amount up to 10% of the shares of New Georgetown common stock sold in the offering will be reserved for issuance upon the exercise of options under the plans, subject to adjustment as may be required by federal regulations or policy to reflect stock options previously granted by Georgetown-Federal or Georgetown Savings Bank so that the total shares available for issuance upon the exercise of stock options does not exceed 10% of New Georgetown’s outstanding shares immediately after the conversion and offering.  No effect has been given to the exercise of options currently outstanding. See “Management.”

(5)          The retained earnings of Georgetown Savings Bank will be substantially restricted after the conversion.  See Proposal 1—Approval of the Plan of Conversion and Reorganization—Liquidation Rights” and “Supervision and Regulation.”

(Footnotes continue on following page)

(continued from previous page)

(6)          Assumes that 8% of the shares sold in the offering will be acquired by the employee stock ownership plan financed by a loan from New Georgetown.  The loan will be repaid principally from Georgetown Savings Bank’s contributions to the employee stock ownership plan.  Since New Georgetown will finance the employee stock ownership plan debt, this debt will be eliminated through consolidation and no liability will be reflected on New Georgetown’s consolidated financial statements.  Accordingly, the amount of shares of common stock acquired by the employee stock ownership plan is shown in this table as a reduction of total shareholders’ equity.

(7)          Assumes a number of shares of common stock equal to 4% of the shares of common stock to be sold in the offering will be purchased for grant by one or more stock-based benefit plans.  If the stock-based benefit plans are adopted within 12 months following the conversion, the amount reserved for restricted stock awards would be subject to adjustment as may be required by federal regulations or policy to reflect restricted stock previously granted by Georgetown-Federal so that the total shares reserved for restricted stock awards does not exceed 4% of New Georgetown’s outstanding shares immediately after the conversion and offering. The funds to be used by the plan to purchase the shares will be provided by New Georgetown.  The dollar amount of common stock to be purchased is based on the $10.00 per share subscription price in the offering and represents unearned compensation. This amount does not reflect possible increases or decreases in the value of common stock relative to the subscription price in the offering. As New Georgetown accrues compensation expense to reflect the vesting of shares pursuant to the plan, the credit to capital will be offset by a charge to operations.

PRO FORMA DATA

The following table summarizes historical data of Georgetown-Federal and pro forma data at and for the year ended December 31, 2011.  This information is based on assumptions set forth below and in the table, and should not be used as a basis for projections of market value of the shares of common stock following the conversion and offering.

The net proceeds are based upon the following assumptions:

(i)                                     75% of all shares of common stock will be sold in the subscription and community offerings and 25% of all shares of common stock will be sold in the syndicated and community offering;

(ii)                                  our executive officers, directors and employees, and their associates, will purchase 29,950 shares of common stock;

(iii)                               our employee stock ownership plan will purchase 8% of the shares of common stock sold in the offering, with a loan from New Georgetown.  The loan will be repaid in substantially equal payments of principal and interest (at the prime rate of interest, calculated as of the date of the origination of the loan) over a period of 15 years.  Interest income that we earn on the loan will offset the interest paid by Georgetown Savings Bank;

(iv)                              Keefe, Bruyette & Woods, Inc. will receive a fee equal to 1.0% of the dollar amount of shares of common stock sold in the subscription offering and community offering and 6.0% of the dollar amount of shares sold in the syndicated community offering, as well as other fees and expenses payable to Keefe, Bruyette & Woods, Inc. of $115,000.  No fee will be paid with respect to shares of common stock purchased by our qualified and non-qualified employee stock benefit plans, or stock purchased by our officers, directors and employees, and their immediate families, and no fee will be paid with respect to exchange shares; and

(v)                                 total expenses of the offering, other than the fees to be paid to Keefe, Bruyette & Woods, Inc., and other broker-dealers in the syndicated community offering, will be $853,300.

We calculated pro forma consolidated net income for the year ended December 31, 2011 as if the estimated net proceeds we received had been invested at the beginning of the period at an assumed interest rate of 0.83% (0.50% on an after-tax basis).  This represents the yield on the five-year U.S. Treasury Note as of December 31, 2011, which, in light of current market interest rates, we consider to more accurately reflect the pro forma reinvestment rate than the arithmetic average of the weighted average yield earned on our interest earning assets and the weighted average rate paid on our deposits, which is the reinvestment rate generally required by federal regulations.

We further believe that the reinvestment rate is factually supportable because:

•                                          the yield on the U.S Treasury Note can be determined and/or estimated from third-party sources; and

•                                          we believe that U.S. Treasury securities are not subject to credit losses due to a U.S. Government guarantee of payment of principal and interest.

We calculated historical and pro forma per share amounts by dividing historical and pro forma amounts of consolidated net income and shareholders’ equity by the indicated number of shares of common stock.  We adjusted these figures to give effect to the shares of common stock purchased by the employee stock ownership plan.  We computed per share amounts for the year as if the shares of common stock were outstanding at the beginning of the year, but we did not adjust per share historical or pro forma shareholders’ equity to reflect the earnings on the estimated net proceeds.

The pro forma table gives effect to the implementation of one or more stock-based benefit plans.  Subject to the receipt of shareholder approval, we have assumed that the stock-based benefit plans will acquire  a number of shares of common stock equal to 4% of the shares sold in the stock offering, at the same $10.00 price for which they were sold in the stock offering, and that such shares have been awarded to participants.  We have assumed that awards of common stock granted under the plans vest over a five-year period.

We also have assumed that the stock-based benefit plans will grant options to acquire shares of common stock equal to 10% of the shares of common stock sold in the stock offering.  In preparing the table below, we assumed that shareholder approval was obtained, that the exercise price of the stock options and the market price of the stock at the date of grant were $10.00 per share, and that the stock options had a term of ten years and vested over five years.  We applied the Black-Scholes option pricing model to estimate a grant-date fair value of $3.16 for each option.  In addition to the terms of the options described above, the Black-Scholes option pricing model assumed an estimated volatility rate of 19.34% for the shares of common stock, a dividend yield of 0%, an expected option life of 10 years and a risk-free rate of return of 1.89%.

We may grant options and award shares of common stock under one or more stock-based benefit plans in excess of 10% and 4%, respectively, of the shares of common stock sold in the stock offering and that vest sooner than over a five-year period if the stock-based benefit plans are adopted more than one year following the stock offering.

As discussed under “How We Intend to Use the Proceeds from the Offering,” we intend to contribute 50% of the net proceeds from the stock offering to Georgetown Savings Bank, and we will retain the remainder of the net proceeds from the stock offering.  We will use a portion of the proceeds we retain to make a loan to the employee stock ownership plan and retain the rest of the proceeds for future use.

The pro forma table does not give effect to:

•                                          withdrawals from deposit accounts to purchase shares of common stock in the stock offering;

•                                          our results of operations after the stock offering; or

•                                          changes in the market price of the shares of common stock after the stock offering.

The following pro forma information may not be representative of the financial effects of the offering at the dates on which the offering actually occurs, and should not be taken as indicative of future results of operations. Pro forma consolidated shareholders’ equity represents the difference between the stated amounts of our assets and liabilities.  The pro forma shareholders’ equity is not intended to represent the fair market value of the shares of common stock and may be different than the amounts that would be available for distribution to shareholders if we liquidated.  Moreover, pro forma shareholders’ equity per share does not give effect to the liquidation accounts to be established in the conversion or, in the unlikely event of a liquidation of Georgetown Savings Bank, to the tax effect of the recapture of the bad debt reserve.  See Proposal 1—Approval of the Plan of Conversion and Reorganization—Liquidation Rights.”

At or for the Year Ended December 31, 2011 Based upon the Sale at $10.00 Per Share of
850,000 Shares	1,000,000 Shares	1,150,000 Shares	1,322,500 Shares (1)
(Dollars in thousands, except per share amounts)

Gross proceeds of offering	$8,500	$10,000	$11,500	$13,225
Market value of shares issued in the exchange	—	—	—	—
Pro forma market capitalization	$8,500	$10,000	$11,500	$13,225

Gross proceeds of offering	$8,500	$10,000	$11,500	$13,225
Expenses	(1,023)	(1,054)	(1,085)	(1,120)
Estimated net proceeds	7,477	8,946	10,415	12,105
Common stock purchased by employee stock ownership plan	(680)	(800)	(920)	(1,058)
Common stock purchased by stock-based benefit plan	(340)	(400)	(460)	(529)
Estimated net proceeds, as adjusted	$6,457	$7,746	$9,035	$10,518

For the Year Ended December 31, 2011
Consolidated net earnings:
Historical	$1,011	$1,011	$1,011	$1,011
Pro forma adjustments:
Income on adjusted net proceeds	32	39	45	52
Employee stock ownership plan (2)	(27)	(32)	(37)	(42)
Stock awards (3)	(41)	(48)	(55)	(63)
Stock options (4)	(48)	(57)	(65)	(75)
Pro forma net income	$927	$913	$899	$883

Earnings per share (5):
Historical	$0.70	$0.60	$0.52	$0.45
Pro form adjustments:
Income on adjusted net proceeds	0.02	0.02	0.02	0.02
Employee stock ownership plan (2)	(0.02)	(0.02)	(0.02)	(0.02)
Stock awards (3)	(0.03)	(0.03)	(0.03)	(0.03)
Stock options (4)	(0.03)	(0.03)	(0.03)	(0.03)
Pro forma earnings per share (5)	$0.64	$0.54	$0.46	$0.39

Offering price to pro forma net earnings per share	15.63	x	18.51	x	21.74	x	25.64	x
Number of shares used in earnings per share calculations	1,436,615	1,690,135	1,943,655	2,235,203

At December 31, 2011
Shareholders’ equity:
Historical	$20,329	$20,329	$20,329	$20,329
Estimated net proceeds	7,477	8,946	10,415	12,105
Equity increase from the mutual holding company	5	5	5	5
Common stock acquired by employee stock ownership plan (2)	(680)	(800)	(920)	(1,058)
Common stock acquired by stock-based benefit plan (3)	(340)	(400)	(460)	(529)
Pro forma shareholders’ equity	$26,791	$28,080	$29,369	$30,852
Intangible assets	$—	$—	$—	$—
Pro forma tangible shareholders’ equity (6)	$26,791	$28,080	$29,369	$30,852

Shareholders’ equity per share: (5)
Historical	$13.55	$11.52	$10.02	$8.71
Estimated net proceeds	4.98	5.07	5.13	5.19
Plus: Assets received from the mutual holding company	0.00	0.00	0.00	0.00
Common stock acquired by employee stock ownership plan (2)	(0.45)	(0.45)	(0.45)	(0.45)
Common stock acquired by stock-based benefit plan (3)	(0.23)	(0.23)	(0.23)	(0.23)
Pro forma shareholders’ equity per share (5) (6)	$17.85	$15.91	$14.47	$13.22
Intangible assets	$—	$—	$—	$—
Pro forma tangible shareholders’ equity per share (5) (6)	$17.85	$15.91	$14.47	$13.22

Offering price as percentage of pro forma shareholders’ equity per share	56.02%	62.85%	69.11%	75.64%
Offering price as percentage of pro forma tangible shareholders’ equity per share	56.02%	62.85%	69.11%	75.64%
Number of shares outstanding for pro forma book value per share calculations	1,500,082	1,764,802	2,029,522	2,333,950

(Footnotes begin on following page)

(1)          As adjusted to give effect to an increase in the number of shares that could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the stock offering.

(2)          Assumes that 8% of the shares of common stock sold in the offering (68,000, 80,000, 92,000 and 105,800 at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively) will be purchased by the employee stock ownership plan.  For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from New Georgetown.  Georgetown Savings Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt.  Georgetown Savings Bank’s total annual payments on the employee stock ownership plan debt are based upon 15 equal annual installments of principal and interest.  Financial Accounting Standards Board Accounting Standards Codification 718-40, “Employers’ Accounting for Employee Stock Ownership Plans” (“ASC 718-40”) requires that an employer record compensation expense in an amount equal to the fair value of the shares committed to be released to employees.  The pro forma adjustments assume that the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by Georgetown Savings Bank, the fair value of the common stock remains equal to the subscription price and the employee stock ownership plan expense reflects an effective combined federal and state tax rate of 40.0%.  The unallocated employee stock ownership plan shares are reflected as a reduction of shareholders’ equity.  No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan.  The pro forma net income further assumes that 4,533, 5,333, 6,133 and 7,053 shares were committed to be released during the period at the minimum, midpoint, maximum, and adjusted maximum of the offering range, respectively, and in accordance with ASC 718-40, only the employee stock ownership plan shares committed to be released during the period were considered outstanding for purposes of net income per share calculations.

(3)          Assumes that, if approved by New Georgetown’s shareholders, one or more stock-based benefit plans purchase an aggregate number of shares of common stock equal to 4% of the shares to be sold in the offering (34,000, 40,000, 46,000 and 52,900 at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively).  Such amount is subject to adjustment as may be required by federal regulations or policy to reflect restricted stock previously granted by Georgetown-Federal or Georgetown Savings Bank (or may be a greater number of shares if the plan is implemented more than one year after completion of the conversion).  Shareholder approval of the plans and purchases by the plans may not occur earlier than six months after the completion of the conversion. The shares may be acquired directly from New Georgetown or through open market purchases. Shares in the stock-based benefit plan are assumed to vest over a period of five years. The funds to be used to purchase the shares will be provided by New Georgetown.  The table assumes that (i) the stock-based benefit plan acquires the shares through open market purchases at $10.00 per share, (ii) 20% of the amount contributed to the plan is amortized as an expense during the year ended December 31, 2011, and (iii) the plan expense reflects an effective combined federal and state tax rate of 40.0%.  Assuming shareholder approval of the stock-based benefit plans and that shares of common stock (equal to 4% of the shares sold in the offering) are awarded through the use of authorized but unissued shares of common stock, shareholders would have their ownership and voting interests diluted by approximately 2.22% at the adjusted maximum of the offering range.

(4)          Assumes that, if approved by New Georgetown’s shareholders, one or more stock-based benefit plans grant options to acquire an aggregate number of shares of common stock equal to 10% of the shares to be sold in the offering (85,000, 100,000, 115,000 and 132,250 at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively).  Such amount is subject to adjustment as may be required by federal regulations or policy to reflect stock options previously granted by Georgetown-Federal or Georgetown Savings Bank (or may be a greater number of shares if the plan is implemented more than one year after completion of the conversion). Shareholder approval of the plans may not occur earlier than six months after the completion of the conversion.  In calculating the pro forma effect of the stock-based benefit plans, it is assumed that the exercise price of the stock options and the trading price of the common stock at the date of grant were $10.00 per share, the estimated grant-date fair value determined using the Black-Scholes option pricing model was $3.16 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period of the options, and that 25% of the amortization expense (or the assumed portion relating to options granted to directors) resulted in a tax benefit using an assumed tax rate of 40.0%.  The actual expense will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted.  Under the above assumptions, the adoption of the stock-based benefit plans will result in no additional shares under the treasury stock method for purposes of calculating earnings per share.  There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share.  If a portion of the shares used to satisfy the exercise of options comes from authorized but unissued shares, our net income per share and shareholders’ equity per share would decrease.  The issuance of authorized but unissued shares of common stock pursuant to the exercise of options under such plan would dilute shareholders’ ownership and voting interests by approximately 5.36% at the adjusted maximum of the offering range.

(5)          The number of shares used to calculate pro forma net income per share is equal to the total number of shares to be outstanding upon completion of the conversion, less the number of shares purchased by the employee stock ownership plan not committed to be released within one year following the conversion.  The number of shares used to calculate pro forma shareholders’ equity per share is equal to the total number of shares to be outstanding upon completion of the offering.

(6)          The retained earnings of Georgetown Savings Bank will be restricted after the conversion. See “Our Dividend Policy,” Proposal 1—Approval of the Plan of Conversion and Reorganization—Liquidation Rights” and “Supervision and Regulation—Capital Distributions.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This discussion and analysis reflects our consolidated financial statements and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations.  The information in this section has been derived from the audited and unaudited consolidated financial statements, which appear beginning on page F-1 of this proxy statement/prospectus.  You should read the information in this section in conjunction with the business and financial information regarding Georgetown-Federal provided in this proxy statement/prospectus.

Overview

Our results of operations depend primarily on our net interest income.  Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans, investment securities and other interest-earning assets (primarily cash equivalents), and the interest we pay on our interest-bearing liabilities, consisting primarily of savings accounts, NOW accounts, money market accounts, certificates of deposit and borrowings.  Our results of operations also are affected by our provisions for loan losses, non-interest income and non-interest expense.  Non-interest income consists of fees and service charges, mortgage banking income, income from bank-owned life insurance and miscellaneous other income.  Non-interest expense consists primarily of salaries and employee benefits, occupancy and equipment, data processing, professional fees, advertising and other administrative expenses.

Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.  Additionally, because our lending activity is concentrated in loans secured by residential and commercial real estate located in the Essex and Suffolk counties, Massachusetts region and southern New Hampshire, downturns in this regional economy could have a negative impact on our earnings.

We have continued our trend of net income, reporting earnings of $1.0 million for the year ended December 31, 2011 and $1.5 million for the year ended December 31, 2010.  Earnings were positively affected by an increase in our net interest income, which totaled $8.3 million for the year ended December 31, 2011 compared to $7.8 million for the year ended December 31, 2010.  However, the decrease in net income was due primarily to a $949,000 provision for loan losses for the year ended December 31, 2011 compared to a $188,000 provision for loan losses for the year ended December 31, 2010, reflecting a $698,000 charge-off relating to one large, out-of-market home equity loan.  In addition, despite an increase in non-performing loans to $3.1 million, or 1.92% of total loans at December 31, 2011, compared to $253,000, or 0.14% of total loans at December 31, 2010, our allowance for loan losses increased to $1.8 million at December 31, 2011 compared to $1.7 million at December 31, 2010, as described in “Comparison of Operating Results for the Years Ended December 31, 2011 and 2010—Provision for Loan Losses.”

Total assets decreased $5.6 million, or 2.8%, to $199.4 million at December 31, 2011 from $205.0 million at December 31, 2010.  The decrease resulted from decreases in loans and securities, partially offset by an increase in cash and cash equivalents.  Loan originations during 2011 were negatively affected by a change in lending staff in 2011.   However, we now have a fully staffed loan department, including a fully staffed commercial loan department, as discussed in “—Business Strategy.”

We do not originate subprime, Alt-A or option ARM residential mortgage loans.  All of our mortgage-backed securities have been issued by Freddie Mac, Fannie Mae or Ginnie Mae, which are U.S. Government agencies or Government-sponsored enterprises.  These entities guarantee the payment of principal and interest on our mortgage-backed securities.  We do not own any common or preferred stock issued by Fannie Mae or Freddie Mac.

As of December 31, 2011, our available credit lines and other sources of liquidity had not been reduced compared to levels from December 31, 2010.

Following the completion of the conversion, our non-interest expense is expected to increase because of the increased compensation expenses associated with the purchase of shares of common stock by our employee stock ownership plan and the possible implementation of one or more stock-based benefit plans, if approved by our shareholders no earlier than six months after the completion of the conversion.  For further information, see “Summary—Benefits to Management and Potential Dilution to Shareholders Resulting from the Conversion;” “Risk Factors—Our stock-based benefit plans would increase our expenses and reduce our income;” and “Management—Benefits to be Considered Following Completion of the Conversion.”

Business Strategy

Our principal objective is to build long-term value for our shareholders by operating a profitable community bank dedicated to meeting the banking needs of our customers.  Our board of directors has sought to accomplish this objective with a strategy designed to increase profitability, while maintaining a strong capital position and high asset quality.  We cannot assure you that we will successfully implement our business strategy.

Highlights of our business strategy are as follows:

•                                          Continuing to emphasize the origination of commercial loans.  In recent years, we have diversified our lending activities by increasing our origination of commercial and multi-family real estate loans, residential (one- to four-family) investment property loans and commercial business loans.  We have established a fully staffed commercial loan department that includes two commercial loan officers, a credit manager and analyst, a commercial loan assistant, and a commercial loan servicing representative. Our commercial loan portfolio, including commercial construction loans, has grown significantly since 2006, to $82.6 million, or 50.8% of our total loan portfolio as of December 31, 2011 compared to $24.0 million, or 18.5% of our loan portfolio at June 30, 2006.  While commercial construction loans increased to $23.2 million or 14.3% of our loan portfolio at December 31, 2011 from $10.6 million or 8.2% of our loan portfolio at June 30, 2006, we intend to focus on the origination of more permanent, longer term loans that will help us establish more profitable relationships with our borrowers and grow our core deposit base. The additional capital raised in the offering will further increase our ability to originate commercial loans.  However, originating more one- to four-family investment property, multi-family, commercial real estate and commercial business loans exposes us to increased risks, as discussed in the “Risk Factors” section of this proxy statement/prospectus.

•                                          Continuing to emphasize core deposit growth to reduce our funding costs.  Our balance of demand deposit accounts, NOW accounts, savings accounts and money market deposits, which we consider core deposits, has increased to 69.9% of total deposits at December 31, 2011 from 58.0% of deposits at June 30, 2006.  This, along with a significantly lower interest rate environment, has helped to lower the weighted average cost of our total deposits to 0.78% at December 31, 2011 from 2.53% at June 30, 2006. We intend to continue to increase core deposits by cross-selling existing customers and establishing new relationships. With our continued focus on building commercial loan and deposit service relationships, we will continue to seek lower cost core deposits, primarily in the form of our commercial demand deposit and money market accounts. Additionally, we will continue to promote the growth of retail core deposits through the continued marketing of our retail checking accounts. Finally, our overall deposit growth has enabled us to reduce our need for borrowings, which generally have a higher cost than core deposits. Total Federal Home Loan Bank borrowings decreased to $25.1 million at December 31, 2011 from $51.2 million at June 30, 2006.

•                                          Maintaining high asset quality through conservative underwriting and aggressive monitoring of our assets.  We have emphasized maintaining strong asset quality by following conservative underwriting criteria, and primarily originating loans secured by real estate, and when appropriate, guaranteed by state or government programs like the U.S. Small Business Administration.  In the current economic environment, we intend to continue to aggressively monitor our loan portfolio.  We use an outside loan review firm to review a majority of our commercial loan portfolio on an annual basis. This review provides management with an objective third-party analysis of the quality of our commercial loan portfolio. In addition, we conduct periodic reviews of individual commercial credits and meet periodically, in person and at their place of business, with our commercial customers in order to stay abreast of any and all issues that may affect the quality of the credit relationship. In light of the poor residential real estate market since 2008, we have also conducted multiple reviews of our home equity line of credit portfolio to determine the effect of the housing market on the quality of this portion of our loan portfolio. We plan to continue this practice annually.  The most recent review, conducted in May 2011, indicated that 94% of our home equity lines of credit had combined loan-to-value ratios of 85% or less. We will continue to emphasize strong asset quality as we further diversify our loan portfolio.  At December 31, 2011 and 2010, our ratio of non-performing assets to total assets was 1.59% and 0.15%, respectively.  This compares with the ratios of 3.59% and 3.71%, respectively, as of the same dates (or the latest date for which information was available as of March 2, 2012) for all Nasdaq-listed banks and thrifts and 1.51% and 1.48%, respectively as of the same dates (or the latest date for which information was available as of March 2, 2012) for all Nasdaq-listed banks and thrifts located in Massachusetts.

•                                          Expanding our secondary mortgage marketing capabilities.  Historically, we emphasized the origination of one- to four-family residential lending within our market area and we retained in our portfolio substantially all loans that we originated.  Recently, we have developed a mortgage banking operation, as we sold $19.4 million of residential loans in the secondary market during the year ended December 31, 2011, generating $403,000 in net gain on sale income.  The loans we sold consisted primarily of one- to four-family residential real estate loans with terms of 15 years or more and were primarily sold on a servicing-retained basis, which has allowed us to maintain customer relationships for future cross-selling opportunities.  Selling these longer-term loans also assists us in managing interest rate risk and provides us with added liquidity to fund our commercial lending activity.  We expect to have a greater emphasis in this activity in the future as, among other things, we intend to expand our residential mortgage origination staff and possibly expand our geographic locations.

•                                          Remaining a community bank.  We were established in Georgetown, Massachusetts in 1868 and we have been operating continuously since that time.  We have been, and continue to be, committed to meeting the financial needs of the communities in which we operate, and we are dedicated to providing exceptional personal service to our customers.  We emphasize personalized banking, competitive pricing strategies and the advantage of local decision-making in our banking business.  In addition, our senior management has an average experience of 27 years in the banking industry and has extensive knowledge of our local markets.

Critical Accounting Policies

Critical accounting policies are those that involve significant judgments and assumptions made by management and that have, or could have, a material impact on our income or the carrying value of our assets.  Our critical accounting policies are those related to our allowance for loan losses and deferred income taxes.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a monthly basis by management and is based upon management’s monthly review of the collectibility of the loans in light of known and inherent risks in the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions.  Additionally, as part of the evaluation of the level of the allowance for loan losses, on a quarterly basis management analyzes several qualitative loan portfolio risk factors including, but not limited to, charge-off history, changes in management or underwriting policies, current economic conditions, delinquency statistics, geographic and industry concentrations, the adequacy of the underlying collateral, the financial strength of the borrower and results of internal and external loan reviews. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance for loan losses consists of specific, general and unallocated components.  The specific component relates to loans that are classified as impaired.  For such loans that are classified as impaired, an allowance for loan losses is established when the discounted cash flows or the fair value of the existing collateral (less cost to sell) of the impaired loan is lower than the carrying value of that loan.  The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors.  An unallocated component may be maintained to cover uncertainties that could affect management’s estimate of probable losses.

A loan is considered impaired when, based on current information and events, it is probable that Georgetown Savings Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.

We periodically may agree to modify the contractual terms of loans. When a loan is modified and a concession is made to a borrower experiencing financial difficulty, the modification is considered a troubled debt restructuring.  All troubled debt restructurings are initially classified as impaired.

Adjustable-rate mortgage loans decrease the risk associated with changes in market interest rates by periodically repricing, but involve other risks because, as interest rates increase, the underlying payments by the borrower increase, thus increasing the potential for default by the borrower. At the same time, the marketability of the underlying collateral may be adversely affected by higher interest rates. Upward adjustment of the contractual interest rate is also limited by the maximum periodic and lifetime interest rate adjustments permitted by our loan documents and, therefore, the effectiveness of adjustable-rate mortgage loans may be limited during periods of rapidly rising interest rates.

Loans secured by commercial real estate, multi-family and one- to four-family investment properties, generally involve larger principal amounts and a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by commercial real estate, including multi-family and one- to four-family investment properties, are often dependent on the successful operation or management of the properties, repayment of such loans may be affected by adverse conditions in the real estate market or the economy.

Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans generally are made on the basis of the borrower’s ability to repay the loan from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial business loans may depend substantially on the success of the business itself. Further, any collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Construction and development financing is generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction cost proves to be inaccurate, we may be required to advance funds beyond the amount originally committed in order to protect the value of the property. Additionally, if the estimate of value proves to be inaccurate, we may be confronted with a project, when completed, having a value that is insufficient to assure full repayment.

Income Taxes. Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method.  Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.  A valuation allowance is established against deferred tax assets when, based upon the available evidence including historical and projected taxable income, it is more likely than not that some or all of the deferred tax assets will not be realized.

Comparison of Financial Condition at December 31, 2011 and 2010

Total assets decreased $5.6 million, or 2.8%, to $199.4 million at December 31, 2011 from $205.0 million at December 31, 2010.  The decrease resulted from decreases in loans and securities, partially offset by an increase in cash and cash equivalents.  Loan originations during 2011 were negatively affected by a change in lending staff in 2011.   However, we now have a fully staffed loan department, including a fully staffed commercial loan department, as discussed above in “—Business Strategy.”

Cash and cash equivalents increased $15.8 million to $19.1 million at December 31, 2011 from $3.3 million at December 31, 2010.  The increase in cash and cash equivalents resulted primarily from loan repayments and prepayments and securities maturities during the year ended December 31, 2011, as well as our origination and sale of $19.4 million of loans during the year ended December 31, 2011 (comprised primarily of 30-year, fixed-rate conforming residential mortgage loans sold on a servicing-retained basis), as described below.

Our total securities portfolio decreased $3.9 million, or 37.7%, to $6.5 million at December 31, 2011 from $10.4 million at December 31, 2010.  At this time, we have not replaced maturing securities in the current low-yield environment.  However, we anticipate that we will use excess cash for future securities purchases.

Loans (excluding loans held for sale) decreased $17.3 million, or 9.6%, to $162.8 million at December 31, 2011 from $180.1 million at December 31, 2010.  We experienced decreases in all categories of our loan portfolio except for multi-family construction loans.  One- to four-family residential real estate loans decreased $8.1 million, or 11.4%, to $62.6 million at December 31, 2011 from $70.7 million at December 31, 2010, as we continue to sell newly-originated residential real estate loans, with such sales totaling $19.4 million during the year ended December 31, 2011.  Total commercial loans decreased $6.8 million, or 10.3%, to $59.4 million at December 31, 2011 from $66.2 million at December 31, 2010.  Although we continue to emphasize the origination of commercial loans, despite the current competitive market, we have determined to maintain our historical underwriting standards instead of relaxing these standards and we have not reduced loan rates below levels at which we could not operate profitably.  One- to four-family construction loans decreased $4.8 million, or 28.6%, partially offset by an increase of $2.9 million, or 37.9%, in multi-family construction loans.  The significant majority of our construction loans remain collateralized by residential real estate (97.3% at December 31, 2011 and 97.1% at December 31, 2010).  Loan originations during 2011 were negatively affected by a change in lending staff in 2011.   However, we now have a fully staffed loan department, including a fully staffed commercial loan department, as discussed above.

Deposits remained relatively unchanged, totaling $151.1 million at December 31, 2011 and $151.5 million at December 31, 2010.  However, our focus on generating lower-cost “core” deposits (which we define as non-certificate of deposit accounts) resulted in such core deposits increasing $4.2 million, or 4.1%, to $105.6 million at December 31, 2011 from $101.4 million at December 31, 2010, and such deposits representing 69.9% of our deposit portfolio at December 31, 2011 compared to 67.0% of our deposit portfolio at December 31, 2010.

Total borrowings decreased $6.5 million, or 20.1%, to $25.7 million at December 31, 2011 from $32.2 million at December 31, 2010, as we used excess cash to pay off maturing Federal Home Loan Bank advances.

Stockholders’ equity increased $1.2 million, or 6.1%, to $20.3 million at December 31, 2011 from $19.2 million at December 31, 2010.  The increase resulted primarily from net income of $1.0 million for the year ended December 31, 2011.

Comparison of Operating Results for the Years Ended December 31, 2011 and 2010

General. Net income decreased $442,000, or 30.4%, to $1.0 million for the year ended December 31, 2011 from $1.5 million for the year ended December 31, 2010.  The decrease was due primarily to an increase in the provision for loan losses as well as an increase in net interest income, which were partially offset by a decrease in non-interest income and an increase in non-interest expense.

Interest and Dividend Income. Interest and dividend income decreased $474,000, or 4.2%, to $10.7 million for the year ended December 31, 2011 from $11.2 million for the year ended December 31, 2010.  We experienced decreases in interest and dividend income from both loans and securities.  Interest income on loans decreased $282,000, or 2.7%, to $10.4 million for the year ended December 31, 2011 from $10.6 million for the year ended December 31, 2010, due to a nine basis point decrease in yield to 5.91% for the year ended December 31, 2011 from 6.00% for the year ended December 31, 2010 as well as a $1.9 million, or 1.1%, decrease in the average balance of loans.  As noted above, we experienced decreases in almost all categories of loans, and the new loans we have been originating have been at lower interest rates due to continued low market interest rates.

Interest and dividend income on investment securities decreased $191,000, or 35.4%, to $349,000 for the year ended December 31, 2011 from $540,000 for the year ended December 31, 2010, due to decreases in both the yields earned on investment securities as well as the average balance of investment securities.  At this time, we have not replaced maturing securities in the current low-yield environment.

Interest Expense. Interest expense decreased $914,000, or 27.4%, to $2.4 million for the year ended December 31, 2011 from $3.3 million for the year ended December 31, 2010.  We experienced decreases in interest expense on both deposits and borrowings (primarily long-term Federal Home Loan Bank advances).  Interest expense on deposits decreased $562,000, or 27.4%, to $1.5 million for the year ended December 31, 2011 from $2.0 million for the year ended December 31, 2010, due primarily to a decrease in rates we paid on interest-bearing deposits.  The average rate we paid on interest-bearing deposits decreased to 1.12% for the year ended December 31, 2011 compared to 1.56% for the year ended December 31, 2010.  We have been able to increase our lower cost “core” deposits, as described above, while also reducing rates in the current low interest rate environment.

Interest expense on Federal Home Loan Bank advances decreased $352,000, or 27.5%, to $928,000 for the year ended December 31, 2011 from $1.3 million for the year ended December 31, 2010.  The decrease was due primarily to a decrease in the average balance, which decreased $10.1 million, or 25.9%, to $28.9 million for the year ended December 31, 2011 from $39.0 million for the year ended December 31, 2010.  We have been able to reduce our reliance on borrowings, as we have had excess cash to fund our operations.

Net Interest Income. Net interest income increased $440,000, or 5.6%, to $8.3 million for the year ended December 31, 2011 compared to $7.8 million for the year ended December 31, 2010.  Our net interest margin increased 40 basis points to 4.39% for the year ended December 31, 2011 compared to 3.99% for the year ended December 31, 2010, as the rates we paid on interest-bearing liabilities decreased 46 basis points to 1.49% for the year ended December 31, 2011 compared to 1.95% for the year ended December 31, 2010, while the yield we earned on interest-earning assets remained almost flat (5.67% for the year ended December 31, 2011 compared to 5.68% for the year ended December 31, 2010).  In addition, our net interest-earning assets increased $1.1 million, or 4.3%, to $27.1 million for the year ended December 31, 2011 compared to $26.0 million for the year ended December 31, 2010.  We expect that our net interest margin will compress in the future due to current competitive pricing in our market area.

Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, at a level necessary to absorb known and inherent losses that are both probable and reasonably estimable at the date of the financial statements.  In evaluating the level of the allowance for loan losses quarterly, management analyzes several qualitative loan portfolio risk factors including but not limited to, charge-off history over a relevant period, changes in management or underwriting policies, current economic conditions, delinquency statistics, geographic and industry concentrations, the adequacy of the underlying collateral, the financial strength of the borrower and results of internal and external loan reviews.  During the year ended December 31, 2010, we revised our methodology to identify more categories that have increased risk based on their specific loan type or adverse ratings.  This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.  After an evaluation of these factors, we recorded a $949,000 provision for loan losses for the year ended December 31, 2011, as compared to a $188,000 provision for loan losses for the year ended December 31, 2010.  The provisions recorded resulted in an allowance for loan losses of $1.8 million, or 1.12% of total loans and 58.22% of non-performing loans at December 31, 2011, compared to an allowance for loan losses of $1.7 million, or 0.92% of total loans and 652.57% of non-performing loans at December 31, 2010.  The increase in the allowance for loan losses was primarily due to an increase in the valuation allowance for impaired loans.  The increase in the provision was primarily due to a $645,000 increase in loan charge-offs during 2011 compared to 2010.  The increase in loan charge-offs was primarily due to the charge-off of one large, out-of-market home equity loan.  The provision replenished the general valuation allowance applicable to home equity loans and lines of credit.

Historically, our loan portfolio has primarily consisted of one- to four-family residential mortgage loans. The composition of our loan portfolio has gradually changed in recent years to include more multi-family, commercial real estate, investment property and commercial business loans.  In addition, we intend to increase originations of these loans.  Management’s evaluation of the allowance for loan losses, the composition of the loan portfolio and increased risk associated with multi-family, commercial real estate and commercial business loans (because they present larger non-homogeneous credits and because they may be more sensitive to changes in economic conditions) may result in continued larger additions to the allowance for loan losses in future periods.

To the best of our knowledge, we have recorded all losses that are both probable and reasonable to estimate at December 31, 2011 and 2010.  However, future changes in the factors described above, including, but not limited to, actual loss experience with respect to our loan portfolio, could result in material increases in our provisions for loan losses.  In addition, the Office of the Comptroller of the Currency, as an integral part of its examination process, will periodically review our allowance for loan losses.  Such agency may require us to recognize adjustments to the allowance, based on its judgments about information available to it at the time of its examination.

Non-interest Income. Non-interest income decreased $349,000, or 26.1%, to $990,000 for the year ended December 31, 2011 from $1.3 million for the year ended December 31, 2010.  Mortgage banking income decreased $254,000, or 41.4%, to $359,000 for the year ended December 31, 2011 from $613,000 for the year ended December 31, 2010.  We sold $19.4 million of loans during the year ended December 31, 2011 compared to $40.6 million of such sales for the year ended December 31, 2010, primarily due to a higher level of refinancing activity in 2010.  In addition, customer service fees decreased $94,000, or 15.1%, to $527,000 for the year ended December 31, 2011 from $621,000 for the year ended December 31, 2010, primarily due to a decline in checking account overdraft fees of $116,000, or 35.4%, partially offset by an increase in ATM service charges of $22,000, or 12.3%.

Non-interest Expense. Non-interest expense increased $44,000, or 0.7%, totaling $6.7 million for each of the years ended December 31, 2011 and 2010.  Salaries and employee benefits expense increased $91,000, or 2.4%, to $3.8 million for the year ended December 31, 2011 from $3.7 million for the year ended December 31, 2010.  This increase was lower than our historical increases as we had several positions that remained unfilled during 2011.  In addition, advertising expense decreased $50,000, or 18.2%, reflecting reduced business development staff.  We expect non-interest expense to increase in future periods, reflecting normalized staffing.

Income Tax Expense. Income tax expense was $583,000 for the year ended December 31, 2011 compared to $855,000 for the year ended December 31, 2010, reflecting a decrease in pre-tax income.  The effective income tax rate was 36.5% for the year ended December 31, 2011 compared to 37.1% for the year ended December 31, 2010.

Average Balance Sheet

The following tables set forth average balance sheets, average yields and costs, and certain other information for the periods indicated.  There were no tax-equivalent yield adjustments made.  All average balances are daily average balances.  Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield.  The yields set forth below include the effect of deferred fees and costs, discounts and premiums that are amortized or accreted to interest income or expense.

			Years Ended December 31,
	At December 31, 2011		2011			2010
	Outstanding Balance	Weighted Average Rate	Average Outstanding Balance	Interest	Yield/ Rate	Average Outstanding Balance	Interest	Yield/ Rate
	(Dollars in thousands)
Interest-earning assets:
Loans (1)	$163,713	5.65%	$175,320	$10,355	5.91%	$177,250	$10,637	6.00%
Investment securities (2)	9,607	2.69%	11,906	349	2.93%	16,796	540	3.22%
Short-term investments	9,485	0.03%	1,693	1	0.06%	2,632	2	0.08%
Total interest-earning assets	182,805	5.21%	188,919	10,705	5.67%	196,678	11,179	5.68%
Non-interest-earning assets	16,570		10,840	—		10,363	—
Total assets	$199,375		$199,759	10,705		$207,041	11,179

Interest-bearing liabilities:
Savings deposits	$11,390	0.23%	$11,682	25	0.21%	$12,030	25	0.21%
NOW accounts	17,122	0.45%	14,834	66	0.44%	13,441	75	0.56%
Money market accounts	59,846	0.72%	56,992	477	0.84%	49,322	552	1.12%
Certificates of deposit	45,438	1.43%	48,961	918	1.87%	56,412	1,396	2.47%
Total interest-bearing deposits	133,796	0.89%	132,469	1,486	1.12%	131,205	2,048	1.56%
FHLB advances	25,121	3.44%	28,921	928	3.21%	39,049	1,280	3.28%
Repurchase agreements	573	0.50%	455	2	0.44%	463	2	0.43%
Total interest-bearing liabilities	159,490	1.29%	161,845	2,416	1.49%	170,717	3,330	1.95%
Non-interest-bearing liabilities:
Demand deposits	17,289		16,535			16,012
Other non-interest-bearing liabilities	2,267		1,703			1,964
Total liabilities	179,046		180,083			188,693
Stockholders’ equity	20,329		19,676			18,348
Total liabilities and equity	$199,375		$199,759			$207,041

Net interest income				$8,289			$7,849
Net interest rate spread (3)					4.18%			3.73%
Net interest-earning assets (4)	$23,315		$27,074			$25,961
Net interest margin (5)					4.39%			3.99%
Average of interest-earning assets to interest-bearing liabilities					116.73%			115.21%

(1)          Includes loans held for sale.

(2)          Consists entirely of taxable investment securities and Federal Home Loan Bank stock.

(3)          Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(4)          Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.

(5)          Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on our net interest income for the periods indicated.  The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume).  The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate).  The net column represents the sum of the prior columns.  For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume.

	Years Ended December 31, 2011 vs. 2010
	Increase (Decrease) Due to
	Volume	Rate	Net
		(In thousands)
Interest-earning assets:
Loans	$(116)	$(166)	$(282)
Investment securities (1)	(157)	(34)	(191)
Short-term investments	(1)	—	(1)

Total interest-earning assets	(274)	(200)	(474)

Interest-bearing liabilities:
Savings deposits	(1)	1	—
NOW accounts	8	(17)	(9)
Money market accounts	86	(161)	(75)
Certificates of deposit	(184)	(294)	(478)

Total interest-bearing deposits	(91)	(471)	(562)

FHLB advances	(332)	(20)	(352)

Total interest-bearing liabilities	(423)	(491)	(914)

Change in net interest income	$149	$291	$440

(1)          Consists entirely of taxable investment securities.

Management of Market Risk

General. The majority of our assets and liabilities are monetary in nature. Consequently, our most significant form of market risk is interest rate risk.  Our assets, consisting primarily of mortgage loans, have longer maturities than our liabilities, consisting primarily of deposits.  As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates.  Accordingly, our Board of Directors has established an Asset/Liability Committee, which is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors.  Senior management monitors the level of interest rate risk on a regular basis and the Asset/Liability Committee meets on a monthly basis to review our asset/liability policies and position, interest rate risk position and to discuss and implement interest rate risk strategies.

We have sought to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates.  We have implemented the following strategies to manage our interest rate risk: (1) offering a variety of adjustable rate loan products, including adjustable rate one- to four-family, multi-family and non-residential mortgage loans, and short-term consumer loans; (2) offering shorter-term fixed-rate mortgage loans; (3) using alternative funding sources, such as advances from the Federal Home Loan Bank of Boston; and (4) deposit pricing strategies and short duration investments.  By following these strategies, we believe that we are better positioned to react to changes in market interest rates.

Net Interest Income Simulation. Interest rate risk can result from timing differences in the maturity/repricing of an institution’s assets, liabilities and off-balance sheet contracts; the effect of embedded options, such as call or convertible options, loan prepayments, interest rate caps, and deposit withdrawals; unexpected shifts of the yield curve that affect both the slope and shape of the yield curve and differences in the behavior of lending and funding rates, sometimes referred to as basis risk.  Given the potential types and differing related characteristics of interest rate risk, it is important that we maintain an appropriate process and measurement tools to enable us to identify and quantify our sources of interest rate risk.  Our primary tool for measuring interest rate risk in this manner is an income simulation model.  This model measures the net interest income at risk primarily under three different interest rate scenarios.  Specifically, net interest income is measured assuming market interest rates remain unchanged, where rates increase 200 basis points and where rates decrease 100 basis points from current market rates over a one-year time horizon.  The changes in net interest income due to changes in market interest rates reflect the rate sensitivity of our interest-bearing assets and liabilities.

The following table presents the estimated changes in net interest income of Georgetown Savings Bank, calculated on a bank-only basis, that would result from changes in market interest rates over twelve-month periods beginning December 31, 2011 and 2010.

	At December 31,
Changes in	2011		2010
Interest Rates (Basis Points)	Net Interest Income	% Change	Net Interest Income	% Change
(Dollars in thousands)
200	$7,113	0.6%	$8,056	(1.1%)
0	$7,074	—	$8,144	—
-100	$7,132	0.8%	$8,136	(0.1%)

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement.  Modeling changes in net interest income simulation requires making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates.  In this regard, the net interest income simulation table presented assumes that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities.  Accordingly, although the net interest income simulation table provides an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our net interest income and will differ from actual results.

Liquidity and Resources

Liquidity is the ability to meet current and future financial obligations of a short-term nature.  Our primary sources of funds consist of deposit inflows, loan repayments and maturities and sales of securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly review the need to adjust our investments in liquid assets based upon our assessment of: (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, and (4) the objectives of our asset/liability management program.  Excess liquid assets are invested generally in interest-earning deposits and short- and intermediate-term securities.

Our most liquid assets are cash and cash equivalents.  The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period.  At December 31, 2011, cash and cash equivalents totaled $19.1 million.  This amount is higher than historical amounts due to significant loan repayments and prepayments during 2011.  We expect to reduce our level of cash and cash equivalents in the future as we use excess cash to fund loan originations, securities purchases and the payoff of Federal Home Loan Bank borrowings.  Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $4.2 million at

December 31, 2011.  In addition, at December 31, 2011, we had the ability to borrow a total of approximately $37.3 million from the Federal Home Loan Bank of Boston.  On that date, we had $25.1 million in advances outstanding.

During 2011, we continued our mortgage banking activities by selling residential loans in the secondary market, primarily on a servicing-retained basis.  These activities have a positive effect on liquidity by providing us with an additional source of funds.  During the years ended December 31, 2011 and 2010, we sold $19.4 million and $40.6 million of residential loans, respectively.

We have no material commitments or demands that are likely to affect our liquidity other than set forth below.  In the event loan demand were to increase faster than expected, or any unforeseen demand or commitment were to occur, we would access our borrowing capacity with the Federal Home Loan Bank of Boston.

At December 31, 2011 and 2010, we had $6.1 million and $9.1 million in loan commitments outstanding, respectively.  In addition to commitments to originate loans, at December 31, 2011 and 2010, we had $18.5 million and $22.4 million in unadvanced funds to borrowers, respectively.  We also had $125,000 in outstanding letters of credit at December 31, 2011 and 2010.  We also had $3.6 million and $1.8 million of forward loan sale commitments at December 31, 2011 and 2010, respectively. These forward loan sale commitments were used to offset the interest rate risk associated with fixed-rate mortgage loans.  We also had $769,000 and $685,000 of loans held for sale at December 31, 2011 and 2010, respectively.  Certificates of deposit due within one year of December 31, 2011 totaled $27.6 million, or 18.2% of total deposits.  If these deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and Federal Home Loan Bank of Boston advances.  Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit at December 31, 2011.  We believe, however, based on past experience that a significant portion of our certificates of deposit will remain with us.  We have the ability to attract and retain deposits by adjusting the interest rates offered.

Our primary investing activities are the origination of loans and the purchase of securities.  During the year ended December 31, 2011, we originated $75.8 million of loans, including $56.3 million of loans to be held in our portfolio, and we purchased $983,000 of securities.  During the year ended December 31, 2010, we originated $116.1 million of loans, including $75.5 million of loans to be held in our portfolio, and we purchased $5.0 million of securities.

Financing activities consist primarily of activity in deposit accounts and Federal Home Loan Bank advances.  We experienced a net decrease in total deposits of $378,000 and a net increase in total deposits of $14.8 million for the years ended December 31, 2011 and 2010, respectively.  Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive.  Federal Home Loan Bank advances reflected net decreases of $6.6 million and $11.1 million during the years ended December 31, 2011 and 2010, respectively.  Federal Home Loan Bank advances have primarily been used to fund loan demand and purchase securities during periods of lower liquidity.

The net proceeds from the stock offering will significantly increase our liquidity and capital resources.  Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of loans.  Our financial condition and results of operations will be enhanced by the net proceeds from the stock offering, resulting in increased net interest-earning assets and net interest income.  However, due to the increase in equity resulting from the net proceeds raised in the stock offering, our return on equity will be adversely affected following the stock offering.

Capital

Georgetown Savings Bank is subject to various regulatory capital requirements administered by the Office of the Comptroller of the Currency, including a risk-based capital measure.  The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories.  At December 31, 2011, Georgetown Savings Bank exceeded all applicable regulatory capital requirements, and was considered “well capitalized” under regulatory guidelines.  See “Historical and Pro Forma Regulatory Capital Compliance” and Note 12 of the Notes to the consolidated financial statements for additional information.

Periodically, the Office of the Thrift Supervision, as the former primary federal regulator of federal savings banks, recommended certain of those institutions take voluntary steps to reduce risk to the institutions and the federal deposit insurance fund.  In light of the then-existing economic environment and our then-anticipated loan growth, the Office of the Thrift Supervision requested, and Georgetown Savings Bank’s Board of Directors agreed, in October 2008, to certain voluntary constraints on Georgetown Savings Bank’s leveraged growth strategy, which constraints have been modified over time.  The voluntary constraints were as follows: (i) Georgetown Savings Bank would maintain a Tier 1 (core) capital ratio of at least 7.1%; and (ii) in the event the Tier 1 (core) capital ratio decreases below 7.5%, the ratio of “high-risk” loans, as defined, to Tier 1 (core) capital would not exceed 450%; the ratio of classified assets to Tier 1 (core) capital (plus the allowance for loan losses) would not exceed 15%; and the ratio of nonperforming assets to total assets would not exceed 1.5%.  As of December 31, 2011, Georgetown Savings Bank was in compliance with the requested targets.  As of December 31, 2011, Georgetown Bancorp, Inc. also had approximately $700,000 of cash available to downstream to Georgetown Savings Bank to support its future capital needs, if necessary.  In April 2012, the Office of the Comptroller of the Currency advised Georgetown Savings Bank that it was no longer subject to the voluntary restraints.

Off-Balance Sheet Arrangements and Contractual Obligations

Georgetown Savings Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, which involve elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. Our exposure to credit loss is represented by the contractual amount of the instruments. We use the same credit policies in making commitments as we do for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for all lines of credit may expire without being drawn upon, therefore, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer’s credit worthiness on a case-by-case basis. Substantially all of these financial instruments, except for unadvanced lines of credit on unsecured personal loans and commercial lines of credit, are secured by real estate.

Standby letters of credit are conditional commitments we issue to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Our outstanding letters of credit generally have a term of less than one year.  If a letter of credit is drawn upon, we may seek recourse through the customer’s underlying line of credit. If the customer’s line of credit is also in default, we may take possession of the collateral, if any, securing the line of credit.

In the ordinary course of our operations, we enter into certain contractual obligations.  Such obligations include operating leases for premises and equipment, agreements with respect to borrowed funds and deposit liabilities, agreements with respect to investments and employment agreements with certain of our executive officers.

For information, please see “—Liquidity and Capital Resources” and note 14 of the notes to Georgetown-Federal’s consolidated financial statements beginning on page F-1.

Recent Accounting Pronouncements

For information with respect to recent accounting pronouncements that are applicable to Georgetown-Federal, please see note 2 of the notes to Georgetown-Federal’s consolidated financial statements beginning on page F-1.

Effect of Inflation and Changing Prices

The consolidated financial statements and related consolidated financial data presented herein regarding Georgetown-Federal have been prepared in accordance with accounting principles generally accepted in the United States of America, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation.  Unlike most industrial companies, virtually all of Georgetown-Federal’s assets and liabilities are monetary in nature.  As a result, interest rates generally have a more significant impact on Georgetown-Federal’s performance than does the effect of inflation.  Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, because such prices are affected by inflation to a larger extent than interest rates.

BUSINESS OF NEW GEORGETOWN

New Georgetown is a Maryland corporation, organized in March 2012.  Upon completion of the conversion, New Georgetown will become the holding company of Georgetown Savings Bank and will succeed to all of the business and operations of Georgetown-Federal and each of Georgetown-Federal and Georgetown Bancorp, MHC will cease to exist.

Initially following the completion of the conversion, New Georgetown’s assets will be the stock of Georgetown Savings Bank as well as the net proceeds it retains from the offering, part of which will be used to make a loan to the Georgetown Savings Bank Employee Stock Ownership Plan, and will have no significant liabilities.  See “How We Intend to Use the Proceeds From the Offering.”  New Georgetown intends to use the support staff and offices of Georgetown Savings Bank and will pay Georgetown Savings Bank for these services.  If New Georgetown expands or changes its business in the future, it may hire its own employees.

New Georgetown intends to invest the net proceeds of the offering as discussed under “How We Intend to Use the Proceeds From the Offering.”  In the future, we may pursue other business activities, including mergers and acquisitions, investment alternatives and diversification of operations.  There are, however, no current understandings or agreements for these activities.

BUSINESS OF GEORGETOWN-FEDERAL AND GEORGETOWN SAVINGS BANK

Georgetown-Federal

Georgetown-Federal is a federally chartered corporation that owns all of the outstanding shares of common stock of Georgetown Savings Bank.  At December 31, 2011, Georgetown-Federal had consolidated assets of $199.4 million, deposits of $151.1 million and shareholders’ equity of $20.3 million.

Georgetown-Federal became the holding company for Georgetown Savings Bank when Georgetown Savings Bank reorganized in the two-tiered mutual holding company structure in 2005.  Concurrently, Georgetown-Federal sold a 45.0% minority interest in its shares of common stock to the public and issued a 55.0% majority interest in its shares of common stock to Georgetown Bancorp, MHC.

Georgetown-Federal’s home office is located at 2 East Main Street, Georgetown, Massachusetts 01833 and the telephone number is (978) 352-8600.

Georgetown Savings Bank

Georgetown Savings Bank is a federally chartered savings bank that was originally founded in 1868.  In 2005, in connection with its mutual holding company reorganization, Georgetown Savings Bank converted from a Massachusetts-chartered savings bank to a federally chartered savings bank.  Georgetown Savings Bank conducts business from its home office located in Georgetown, Massachusetts and its two branch offices, located in North Andover and Rowley, Massachusetts.  Georgetown Savings Bank is subject to comprehensive regulation and examination by the Office of the Comptroller of the Currency.

Our principal business consists of attracting deposits from businesses and the general public primarily in Essex County, Massachusetts, and investing those deposits, together with borrowings and funds generated from operations, in commercial and multi-family real estate loans, one- to four-family investment property loans and commercial business loans, one- to four-family residential real estate loans, home equity loans and lines of credit and consumer loans, as well as investing in investment securities.  We primarily originate loans in eastern Massachusetts (which includes the Boston metropolitan area) and southern New Hampshire.   For a description of our business strategy, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Strategy.”

Our revenues are derived principally from interest on loans and securities, customer service fees and our mortgage banking operation. Our primary sources of funds are deposits, borrowings and principal and interest payments on loans and securities, as well as the sale of residential loans in the secondary market.

In March 2011, Georgetown Bancorp, MHC, Georgetown Bancorp, Inc., Georgetown Savings Bank and its subsidiary changed their fiscal year end from June 30 to December 31.

Market Area

We primarily serve communities located in Essex County, Massachusetts for deposit products and eastern Massachusetts (which includes the Boston metropolitan area) and southern New Hampshire for lending products.

Essex County is located in the northeastern portion of Massachusetts, a largely suburban area adjacent to the city of Boston. Georgetown is located 30 miles north of Boston near Interstate 95, the major north-south highway along the East Coast of the United States. Consistent with suburban areas located near large metropolitan areas, the economy of our primary deposit market area is a mixture of service, manufacturing, wholesale/retail trade, and state and local government. The primary deposit market area is also a bedroom community for individuals employed in nearby Boston. Maintaining operations near a large metropolitan area benefits us in periods of economic growth, while at the same time fosters significant competition for financial services. Our future growth opportunities depend in part on national economic growth, the future economic growth in our primary deposit market area and the intensity of competition for financial services.  Rockingham County, New Hampshire, where the majority of our business in southern New Hampshire is located, has market characteristics similar to Essex County.

The greater Boston metropolitan area is the 10th largest metropolitan area in the United States.  Located adjacent to major transportation corridors, the Boston metropolitan area provides a highly diversified economic base, with major employment sectors ranging from services, manufacturing and wholesale/retail trade, to finance, technology and medical care.

The population in Essex County, Massachusetts grew 2.7% from 2000 to 2010, compared to a growth rate of 6.4% for Rockingham County, New Hampshire (located in southern New Hampshire), 3.1% for the Commonwealth of Massachusetts and 9.7% for the United States as a whole during the same time period.  Median household income for 2010 was $61,789 in Essex County, Massachusetts compared to $73,925, $62,072 and $50,046 for Rockingham County, New Hampshire, the Commonwealth of Massachusetts and the United States as a whole, respectively, for the same year.  The average unemployment rate for Essex County, Massachusetts, was 7.9% for 2011, compared to 8.9% for 2010.   The average unemployment rate for Rockingham County, New Hampshire decreased to 5.4% for 2011 compared to 6.3% for 2010, and the average unemployment rate for the Commonwealth of Massachusetts decreased to 6.5% for 2011 compared to 8.5% for 2010.  By comparison, the average unemployment rates for the United States as a whole were 8.9% for 2011 and 9.6% for 2010.

Competition

We face intense competition within our primary market area both in making loans and attracting deposits. Our primary market area has a high concentration of financial institutions including large money center and regional banks, community banks and credit unions. Some of our competitors offer products and services that we currently do not offer, such as trust services and private banking.

Our competition for loans and deposits comes principally from commercial banks, savings and cooperative institutions, mortgage banking firms and credit unions. We face additional competition for deposits from short-term money market funds, brokerage firms, mutual funds and insurance companies. Our primary focus is to build and develop profitable customer relationships across all lines of business, while maintaining our role as a community bank.

As of June 30, 2011 (the latest date for which information is available), our market share was 0.89% of total deposits in Essex County, Massachusetts, making us the 23rd largest out of 41 financial institutions in Essex County based upon deposit share as of that date.

Lending Activities

In recent years, we have diversified our lending activities by increasing our origination of commercial and multi-family real estate loans, one- to four-family investment property loans and commercial business loans.  Our commercial loan portfolio, including construction loans, has grown significantly since 2006, to $82.6 million, or 50.8% of our total loan portfolio as of December 31, 2011 compared to $24.0 million, or 18.5% of our loan portfolio at June 30, 2006.  One- to four-family investment property, commercial and multi-family real estate loans totaled $49.3 million, or 30.2% of our loan portfolio at December 31, 2011.  Commercial business loans totaled $10.1 million, or 6.2% of our loan portfolio at December 31, 2011, and construction loans totaled $23.2 million, or 14.3% of our loan portfolio at December 31, 2011.  One- to four-family residential real estate mortgage loans represented $62.6 million, or 38.5% of our total loan portfolio at December 31, 2011, compared to 39.3% as of December 31, 2010.  We also originate consumer loans that are not secured by real estate, including automobile loans, deposit account loans and unsecured personal loans. At December 31, 2011, such loans totaled $451,000, or 0.3% of our loan portfolio.

In accordance with our strategy of developing a mortgage banking operation, we sold $19.4 million of residential loans in the secondary market during the year ended December 31, 2011, generating $403,000 in non-interest income. We expect to have a greater emphasis in this activity in the future.

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio by type of loan as of the dates indicated.

	At December 31,
	2011		2010
	Amount	Percent	Amount	Percent
	(Dollars in thousands)

Residential loans:
One- to four-family	$62,613	38.46%	$70,685	39.25%
Home equity loans and lines of credit	17,118	10.51	17,305	9.61
Total residential mortgage loans	79,731	48.97	87,990	48.86

Commercial loans:
One- to four-family investment property	10,816	6.64	11,892	6.60
Multi-family real estate	13,037	8.01	14,121	7.84
Commercial real estate	25,399	15.60	27,688	15.38
Commercial business	10,137	6.23	12,475	6.93
Total commercial loans	59,389	36.48	66,176	36.75

Construction loans:
One- to four-family	11,941	7.33	16,725	9.29
Multi-family	10,656	6.55	7,730	4.29
Non-residential	629	0.39	733	0.41
Total construction loans	23,226	14.27	25,188	13.99

Consumer	451	0.28	726	0.40

Total loans	162,797	100.00%	180,080	100.00%

Other items:
Net deferred loan costs	147		95
Allowance for loan losses	(1,824)		(1,651)

Total loans, net	$161,120		$178,524

Loan Portfolio Maturities and Yields. The following table summarizes the scheduled repayments of our loan portfolio at December 31, 2011. Demand loans, loans having no stated repayment schedule or maturity and overdraft loans are reported as being due in one year or less.

	Residential				Commercial
	One- to four-family		Home equity loans and lines of credit		One- to four-family investment property		Multi-family real estate		Commercial real estate		Commercial business
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
(Dollars in thousands)
Due During the Years
Ending December 31,
2012	$848	6.51%	$5	6.75%	$1,380	6.71%	$—	—%	$2,172	6.73%	$305	5.69%
2013	515	4.92%	—	—%	222	7.00%	981	6.53%	3,361	6.92%	263	6.47%
2014	306	4.81%	15	6.71%	370	6.75%	—	—%	390	6.94%	869	5.00%
2015 to 2016	570	5.19%	101	6.68%	1,019	6.84%	—	—%	1,749	6.45%	2,588	5.33%
2017 to 2021	6,229	5.14%	1,407	6.03%	6,610	6.11%	10,888	6.03%	12,103	6.42%	5,845	5.15%
2022 to 2026	3,492	5.28%	3,464	4.13%	482	7.00%	1,168	6.88%	862	6.51%	—	—%
2027 and beyond	50,653	4.92%	12,126	4.50%	733	5.78%	—	—%	4,762	6.05%	267	3.25%

Total	$62,613	4.99%	$17,118	4.57%	$10,816	6.31%	$13,037	6.14%	$25,399	6.46%	$10,137	5.18%

Construction
	One- to four-family		Multi-family		Non-residential		Consumer		Total
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
(Dollars in thousands)
Due During the Years
Ending December 31,
2012	$10,165	7.05%	$7,291	6.97%	$533	6.06%	$136	15.67%	$22,835	6.96%
2013	860	6.75%	2,942	7.00%	96	7.00%	32	7.87%	9,272	6.77%
2014	—	—%	—	—%	—	—%	93	6.35%	2,043	5.73%
2015 to 2016	57	6.50%	—	—%	—	—%	183	6.18%	6,267	5.93%
2017 to 2021	264	7.00%	423	6.58%	—	—%	—	—%	43,769	5.92%
2022 to 2026	—	—%	—	—%	—	—%	—	—%	9,468	5.26%
2027 and beyond	595	5.08%	—	—%	—	—%	7	3.36%	69,143	4.93%

Total	$11,941	6.93%	$10,656	6.96%	$629	6.20%	$451	9.15%	$162,797	5.65%

The following table sets forth the scheduled repayments of fixed and adjustable-rate loans at December 31, 2011 that are contractually due after December 31, 2012.

	Due After December 31, 2012
	Fixed	Adjustable	Total
	(Dollars in thousands)

Residential:
One- to four-family	$41,228	$20,537	$61,765
Home equity loans and lines of credit	2,585	14,528	17,113
Total residential mortgage loans	43,813	35,065	78,878

Commercial:
One- to four-family investment property	2,127	7,309	9,436
Multi-family real estate	1,543	11,494	13,037
Commercial real estate	8,987	14,240	23,227
Commercial business	1,317	8,515	9,832
Total commercial loans	13,974	41,558	55,532

Construction:
One- to four-family	969	807	1,776
Multi-family	3,365	—	3,365
Non-residential	96	—	96
Total construction	4,430	807	5,237

Consumer	315	—	315

Total loans	$62,532	$77,430	$139,962

One- to Four-Family Residential Loans. At December 31, 2011, $62.6 million, or 38.5% of our loan portfolio consisted of one- to four-family residential mortgage loans. Our business strategy includes expanding our mortgage banking operation, whereby the majority of fixed-rate, residential loan originations are sold, primarily consisting of loans with 30-year terms, which we generally sell on a servicing-retained basis. We sold $19.4 million of residential mortgage loans during the year ended December 31, 2011, representing 57.9% of one- to four-family residential real estate loans originated during the year, as we continued developing our mortgage banking operations. One- to four-family mortgage loan originations are generally obtained from our outside and in-house loan representatives, from existing or past customers, through advertising, and through referrals from local real estate brokers and attorneys.  These loans are underwritten pursuant to our policies and standards. Generally, one- to four-family residential mortgage loans are originated in amounts up to 80% of the lesser of the appraised value or purchase price of the property, with private mortgage insurance required on loans with a loan-to-value ratio in excess of 80%. Fixed-rate mortgage loans generally are originated for terms of 10 to 40 years. Generally, all fixed-rate residential mortgage loans are underwritten according to secondary market policies and procedures, which allows us to sell the loans in the secondary market, consistent with our asset-liability management and portfolio needs.

We also offer adjustable-rate mortgage loans for one- to four-family properties, primarily with an interest rate based on the one-year LIBOR Index, which adjusts annually from the outset of the loan or which adjusts annually after a three-or five-year initial fixed-rate period. We originated $5.0 million of adjustable-rate, one- to four-family residential loans during the year ended December 31, 2011, and $28.5 million of fixed-rate one- to four-family residential loans during the same period. Of these fixed-rate loan originations, $19.5 million, or 68.4%, were originated for sale in the secondary mortgage market. Our adjustable-rate mortgage loans generally provide for maximum rate adjustments of 2% per adjustment, with a lifetime maximum adjustment up to 5%, regardless of the initial rate. Our adjustable-rate mortgage loans amortize over terms of up to 30 years. Generally, all adjustable-rate residential mortgage loans are underwritten according to secondary market policies and procedures.

Adjustable-rate mortgage loans decrease the risk associated with changes in market interest rates by periodically repricing, but involve other risks because, as interest rates increase, the underlying payments by the borrower increase, thus increasing the potential for default by the borrower. At the same time, the marketability of the underlying collateral may be adversely affected by higher interest rates. Upward adjustment of the contractual interest rate is also limited by the maximum periodic and lifetime interest rate adjustments permitted by our loan documents and, therefore, the effectiveness of adjustable-rate mortgage loans may be limited during periods of rapidly rising interest rates. At December 31, 2011, $20.5 million, or 32.8% of our one- to four-family residential loans, had adjustable-rates of interest.

In an effort to provide financing for first-time homebuyers, we offer the first-time homebuyer loan programs from Massachusetts Housing Finance Agency (“Mass Housing”). This program offers one- to four-family residential mortgage loans to qualified individuals. These loans are offered with terms and fixed-rates of interest similar to our other one- to four-family mortgage loan products.  Such loans must be secured by an owner-occupied residence. These loans are originated using Mass Housing “expanded” underwriting guidelines.  Such loans are originated in amounts of up to 95% of the lower of the property’s appraised value or the sale price. Private mortgage insurance is required for loans with loan-to-value ratios of over 80%.

All residential mortgage loans that we originate include “due-on-sale” clauses, which give us the right to declare a loan immediately due and payable in the event that, among other things, the borrower sells or otherwise disposes of the real property subject to the mortgage and the loan is not repaid. Regulations limit the amount that a savings bank may lend relative to the appraised value of the real estate securing the loan, as determined by an appraisal of the property at the time the loan is originated. All borrowers are required to obtain title insurance for the benefit of Georgetown Savings Bank. We also require homeowner’s insurance and fire and casualty insurance and, where circumstances warrant, flood insurance on properties securing real estate loans. Our loan policy provides that we will not originate loans secured by real estate that contains underground fuel storage tanks. At December 31, 2011, our largest residential mortgage loan had a principal balance of $1.5 million and was secured by a residence located in Wellesley, Massachusetts. This loan was performing in accordance with its repayment terms.

Home Equity Loans and Home Equity Lines of Credit. We also offer home equity loans and home equity lines of credit, both of which are secured by one- to four-family residences. At December 31, 2011, home equity loans and equity lines of credit totaled $17.1 million, or 10.5% of total loans, consisting of $14.5 million of home equity lines of credit and $2.6 million of home equity loans. Additionally, at December 31, 2011, the unadvanced amounts of home equity lines of credit totaled $9.0 million. The underwriting standards utilized for home equity loans and equity lines of credit include a determination of the applicant’s credit history, an assessment of the applicant’s ability to meet existing obligations and payments on the proposed loan and the value of the collateral securing the loan. The combined loan-to-value ratio for home equity loans and equity lines of credit is generally limited to 85%. Home equity loans are offered with fixed-rates of interest and with terms of up to 20 years.  All of our home equity lines of credit have a 20-year term with an initial 10-year draw period and a 10-year repayment period.  Our home equity lines of credit have adjustable-rates of interest that are generally equal to the prime rate, as reported in The Wall Street Journal, plus 0.50% with a floor rate of 4.00%.

As of December 31, 2011, based upon principal balance, 2.3% of our home equity line of credit portfolio was in the repayment period and the other 97.3% was in the draw period.  As of that date, based upon principal balance, we held the first lien on $5.6 million of our home equity lines of credit, or 38.8% of our home equity line of credit portfolio (48.4% based upon number of loans).  In addition, as of that date, based upon principal balance, we held the first lien on $713,000 of our home equity loans, or 27.5% of our home equity loan portfolio (35.3% based upon number of loans).

For our previous review of our home equity line of credit portfolio, conducted in May 2011, we initially prepared a list of all such credits with either (i) a credit score of under 700 or (ii) a combined loan-to-value ratio of 70% or more.  This list was further refined to include only (a) all accounts with credit scores that decreased since the prior review or (b) have a credit score of under 700 and have a combined loan-to-value ratio of 70% or more.

For all loans on this final list, we reviewed credit reports and estimated the current value of the property as well as the percentage change in value since the prior review, using the valuation search engines Zillow.com, Homes.com and Data.visionappraisals.com.  Following this review, we determined whether any of the reviewed home equity lines of credit needed to be placed on the watch list or whether the lines should be decreased or frozen.

Going forward, we intend to conduct a regular, detailed review of credit reports for the entire home equity line of credit portfolio, and not just that portion of the portfolio that we reviewed under our prior review criteria.

Commercial Real Estate Loans. We originate commercial real estate loans, including commercial lines of credit, generally in our primary lending market area, that are secured by properties used for business purposes such as small office buildings or retail facilities. At December 31, 2011, commercial real estate loans totaled $25.4 million, which amounted to 15.6% of total loans. Our real estate underwriting policies provide that such loans may be made in amounts of up to 80% of the appraised value of the property, provided such loan complies with our loans-to-one borrower limit for these types of loans. Our loans-to-one borrower limit is 15% of Georgetown Savings Bank’s unimpaired capital, which limit was $3.1 million at December 31, 2011, but we generally target commercial real estate loans with balances of up to $2.5 million. At December 31, 2011, our average commercial real estate loan had a balance of $498,000.  Our commercial real estate loans may be made with terms of up to 10 years with an amortization of 25 years and are offered with interest rates that are fixed or adjust periodically and are generally indexed to Federal Home Loan Bank of Boston advance rates. When possible these loans provide for a pre-payment penalty.

In reaching a decision on whether to make a commercial real estate loan, we consider the net operating income of the property, the borrower’s expertise and credit history, and the profitability of the underlying business and the value of the underlying property. In addition, with respect to real estate rental properties, we will also consider the term of the lease and the quality of the tenants. We generally require that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.20 times. Environmental surveys are generally required for commercial real estate loans. Generally, commercial real estate loans made to corporations, partnerships and other business entities require the principals to execute the loan agreements in their individual capacity, as well as signing on behalf of such business entity.

A commercial borrower’s financial information is monitored on an ongoing basis by requiring periodic financial statement updates, payment history reviews and periodic face-to-face meetings with the borrower. We require commercial borrowers to provide annually updated financial statements and federal tax returns. These requirements also apply to the individual principals of our commercial borrowers. We also require borrowers with rental investment property to provide an annual report of income and expenses for the property, including a tenant list and copies of leases, as applicable. The largest commercial real estate loan in our portfolio at December 31, 2011 was a $2.2 million loan collateralized by two commercial properties located in Boston, Massachusetts. This loan was performing according to its terms at December 31, 2011.

Loans secured by commercial real estate properties generally involve larger principal amounts and a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by one- to four-family investment properties are often dependent on successful operation or management of the properties, repayment of such loans may be affected by adverse conditions in the real estate market or the economy.

One- to Four-Family Investment Property Loans. We originate commercial real estate loans on one- to four-family investment properties. The subject properties are non-owner occupied and generally under a business name or in individual’s name in instances where an individual owns more investment property than what is allowed under Fannie Mae guidelines. At December 31, 2011, one- to four-family investment property loans totaled $10.8 million, which amounted to 6.6% of total loans. Our real estate underwriting policies provide that such loans may be made in amounts of up to 80% of the appraised value of the property, provided such loan complies with our loans-to-one borrower limit for these types of loans. We generally target one- to four-family investment property loans with balances up to $750,000. At December 31, 2011, our average one- to four-family investment property had a balance of $230,000. Our loans for one- to four-family investment properties may be made with terms of up to 10 years with an amortization of up to 25 years and are offered with interest rates that are fixed or adjust periodically and are generally indexed to Federal Home Loan Bank of Boston advance rates. When possible these loans provide for a pre-payment penalty.

In reaching a decision on whether to make one- to four-family investment loans, we consider the net operating income of the property, the borrower’s expertise and credit history, the global cash flow of the borrowers and the value of the underlying property. We generally require that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.20 times. Generally, one- to four-family real estate loans made to business entities require the principals to execute the loan agreements in their individual capacity, as well as signing on behalf of such business entity.

A commercial borrower’s financial information is monitored on an ongoing basis by requiring periodic financial statement updates, payment history reviews and periodic face-to-face meetings with the borrower. We require commercial borrowers to provide annually updated financial statements and federal tax returns. These requirements also apply to the individual principals of our commercial borrowers. We also require borrowers with rental investment property to provide an annual report of income and expenses for the property, including a rent roll and copies of leases, as applicable. The largest one- to four-family investment property loan in our portfolio at December 31, 2011 was an $854,000 loan collateralized by a four-unit residential property located in South Boston, Massachusetts. This loan was performing according to its terms at December 31, 2011.

Loans secured by one- to four-family investment properties generally involve larger principal amounts and a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by one- to four-family investment properties are often dependent on successful operation or management of the properties, repayment of such loans may be affected by adverse conditions in the real estate market or the economy.

Multi-Family Real Estate Loans. We originate commercial real estate loans on multi-family properties.  The subject properties are non-owner occupied rental properties greater than four units and generally under a business name or in individual’s name. At December 31, 2011, multi-family real estate loans totaled $13.0 million, which amounted to 8.0% of total loans. Our real estate underwriting policies provide that such loans may be made in amounts of up to 80% of the appraised value of the property, provided such loan complies with our loans-to-one borrower limit for these types of loans. We generally target multi-family loans with balances up to $2.5 million.  At December 31, 2011, our average multi-family real estate loan had a balance of $767,000. Our loans for multi-family real estate properties may be made with terms of up to 10 years with an amortization of up to 25 years and are offered with interest rates that are fixed or adjust periodically and are generally indexed to Federal Home Loan Bank of Boston advance rates. When possible these loans provide for a pre-payment penalty.

In reaching a decision on whether to make multi-family real estate loans, we consider the net operating income of the property, the borrower’s expertise and credit history, the global cash flow of the borrowers and the value of the underlying property. We generally require that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.20 times. Environmental surveys may be required for multi-family real estate loans. Generally, multi-family real estate loans made to business entities require the principals to execute the loan agreements in their individual capacity, as well as signing on behalf of such business entity.

A commercial borrower’s financial information is monitored on an ongoing basis by requiring periodic financial statement updates, payment history reviews and periodic face-to-face meetings with the borrower. We require commercial borrowers to provide annually updated financial statements and federal tax returns. These requirements also apply to the individual principals of our commercial borrowers. We also require borrowers with rental investment property to provide an annual report of income and expenses for the property, including a rent roll and copies of leases, as applicable. The largest multi-family real estate loan in our portfolio at December 31, 2011 was a $2.0 million loan collateralized by an eight unit multi-family property located in Concord, Massachusetts. This loan was performing according to its terms at December 31, 2011.

Loans secured by multi-family real investment loans generally involve larger principal amounts and a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by multi-family real investment properties are often dependent on successful operation or management of the properties, repayment of such loans may be affected by adverse conditions in the real estate market or the economy.

Commercial Business Loans.  At December 31, 2011, we had $10.1 million in commercial business loans, which amounted to 6.2% of total loans. We make commercial business loans in our primary lending market area to a variety of professionals, sole proprietorships and small businesses. Commercial lending products include term loans and revolving lines of credit. The maximum amount of a commercial business loan is limited by our loans-to-one-borrower limit, which was $3.1 million at December 31, 2011. Such loans are generally used for short and long-term working capital purposes such as purchasing inventory, equipment or furniture. Commercial business loans are made with either adjustable or fixed-rates of interest and fixed maturity or lines of credit. Variable rates are generally based on the prime rate, as published in The Wall Street Journal, plus a margin. Fixed-rate commercial business loans are set either at a margin above the Federal Home Loan Bank of Boston comparable advance rate or the prime rate swap curve. When making commercial business loans, we consider the financial statements of the borrower, our lending history with the borrower, the debt service capabilities of the borrower, the projected cash flows of the business and the value of the collateral, if applicable. Commercial business loans are generally secured by a variety of collateral, primarily accounts receivable, inventory and equipment, and we also require the business principals to execute such loans in their individual capacities. Depending on the amount of the loan and the collateral used to secure the loan, commercial business loans are made in amounts of up to 80% of the value of the collateral securing the loan. Commercial business loans generally have greater credit risk than residential mortgage loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans generally are made on the basis of the borrower’s ability to repay the loan from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial business loans may depend substantially on the success of the business itself. Further, any collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value. We seek to minimize these risks through our underwriting standards. At December 31, 2011, our largest outstanding commercial business loan and line of credit was a $1.0 million line of credit with an outstanding balance of $999,000, which was secured by commercial real estate and business assets located in Rowley, Massachusetts. This loan was performing according to its terms at December 31, 2011.

Construction Loans. We originate construction loans for the development of one- to four and multi-family residential properties and non-residential properties located in our primary lending market area to experienced local developers and to individuals for the construction of their personal residences. At December 31, 2011, one- to four-family residential construction loans amounted to $11.9 million, or 7.3% of total loans. At December 31, 2011, the unadvanced portion of these residential construction loans totaled $2.7 million. At December 31, 2011, construction loans collateralized by multi-family properties totaled $10.7 million, or 6.6% of total loans. The unadvanced portion of these construction loans totaled $3.8 million at December 31, 2011. Construction loans collateralized by non-residential properties totaled $629,000, or 0.4% of total loans. There was no unadvanced portion of these construction loans at December 31, 2011.

Our one- to four and multi-family residential construction loans generally provide for the payment of interest only during the construction phase, which is usually 12 months. We originate one- to four and multi-family residential construction loans with a maximum loan-to-value ratio of 90% for single unit owner occupied construction projects, provided that the borrower obtains private mortgage insurance on the loan if the loan balance exceeds 80% of the appraised value or sales price, whichever is less, of the secured property. The maximum loan-to-value on two- to four and multi-family residential properties is 80% of the appraised value or sales price, whichever is less, of the secured property.  Before making a commitment to fund a one- to four or multi-family residential construction loans, we require an appraisal on the property by an independent licensed appraiser. We also review and inspect each property before disbursement of funds during the term of the construction loan. Loan proceeds are disbursed after inspection based on the percentage of completion method. At December 31, 2011, the largest outstanding one- to four-family residential construction loan commitment was for $1.3 million for the construction of four residential condominium units located in Cambridge, Massachusetts, $436,000 of which was outstanding. This loan was not performing according to its terms at December 31, 2011. At December 31, 2011, the largest multi-family construction loan commitment was for a $3.0 million property, located in South Boston, Massachusetts, $1.5 million of which was outstanding. This loan was performing according to its terms at December 31, 2011.

To a lesser extent, our construction loan projects include apartment, retail and office buildings, and strip malls. These loans generally have an interest-only phase during construction and are generally set at a fixed-rate. Disbursement of funds is at our sole discretion and is based on independent third-party inspections of the progress of construction. The maximum loan-to-value ratio limit applicable to these loans is generally 80%. At December 31, 2011, the largest non-residential construction loan commitment was for $490,000 collateralized by land, located in Newburyport, Massachusetts, all of which was outstanding. This loan was performing according to its terms at December 31, 2011.

Construction and development financing is generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction cost proves to be inaccurate, we may be required to advance funds beyond the amount originally committed in order to protect the value of the property. Additionally, if the estimate of value proves to be inaccurate, we may be confronted with a project, when completed, having a value that is insufficient to assure full repayment.

The maximum amount of a construction loan is limited by our loans-to-one-borrower limit, which was $3.1 million at December 31, 2011.

Consumer Loans.  We offer consumer loans to customers residing in our primary lending market area with acceptable credit ratings. Our consumer loans generally consist of loans on new and used automobiles, loans secured by deposit accounts and unsecured personal loans. Consumer loans totaled $451,000 or 0.3% of our total loan portfolio at December 31, 2011.

Largest Lending Relationship.  At December 31, 2011, our largest lending relationship was a $3.0 million, consisting of a multi-family construction loan commitment, of which $1.5 million was outstanding at December 31, 2011.  At December 31, 2011, this loan was performing in accordance with its terms.

Origination, Participation and Servicing of Loans.  Lending activities are conducted primarily by our loan personnel operating at our main and branch office locations. All loans we originate are underwritten pursuant to our policies and procedures. We originate both adjustable-rate and fixed-rate loans. Our ability to originate fixed or adjustable-rate loans depends upon the relative customer demand for such loans, which is affected by the current and expected future levels of market interest rates. From time to time, we will participate in loans, sometimes as the “lead lender”. Whether we are the lead lender or not, we underwrite our participation portion of the loan according to our own underwriting criteria and procedures. At December 31, 2011, we had $5.3 million in loan participation interests in which we were the lead bank and $2.2 million in loan participation interests in which we were the participating bank.

Historically, we have generally retained in our portfolio and serviced all loans that we originated. However, in accordance with our strategic plan, we began selling primarily longer-term, fixed rate residential mortgage loans in the secondary market in January 2009. It is expected that a majority of future residential loan originations will be sold on a servicing-retained basis. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults, making certain insurance and tax payments on behalf of the borrowers and generally administering the loans. During the year ended December 31, 2011, we originated $33.5 million of fixed-rate and adjustable-rate one- to four-family loans, $14.0 million of which were placed in our portfolio.

The following table shows our loan originations and repayment activities for the years indicated.

	Year Ended December 31,
	2011	2010
	(In thousands)

Total loans at beginning of year	$180,080	$168,317
Loans originated:
Residential mortgage	37,383	62,383
Commercial	15,294	19,977
Construction	22,966	33,184
Consumer	165	534

Total loans originated	75,808	116,078

Deduct:
Principal repayments	(72,912)	(63,037)
Loan sales	(19,410)	(40,593)
Loans held for sale	(769)	(685)

Net loan activity	(17,283)	11,763

Total loans at end of year	$162,797	$180,080

Loan Approval Procedures and Authority.  Our lending activities follow written, non-discriminatory underwriting standards and loan origination procedures established by Georgetown Savings Bank’s Board of Directors. The loan approval process is intended to assess the borrower’s ability to repay the loan, the viability of the loan, and the adequacy of the value of the collateral that will secure the loan. To assess the borrower’s ability to repay, we review the employment and credit history and information on the historical and projected income and expenses of borrowers.

Our policies and loan approval limits are established by the Board of Directors. The Board of Directors has designated certain individuals of Georgetown Savings Bank (ranging from senior management to senior loan underwriter) (the “Designated Individuals”) to consider and approve loans within their designated authority. Loans in amounts above the authorized limits of the Designated Individuals and loans outside of the designated authority of the Designated Individuals require the approval of our Loan Committee. The Loan Committee consists of three non-employee directors and four employees of Georgetown Savings Bank. All loans that are approved by the Designated Individuals are reviewed and ratified by the Loan Committee and the full Board of Directors.

With regard to the lending authority of the Designated Individuals, our President and Chief Executive Officer, Senior Vice President and Chief Lending Officer, and our Vice President/Senior Commercial Lender each possess individual authority to approve all residential types of credit in amounts up to $750,000. Our President and Chief Executive Officer and our Senior Vice President/Chief Lending Officer may approve all residential types of credits in amounts up to $1.0 million on a combined basis. Our President and Chief Executive Officer and Senior Vice President and Chief Lending Officer and Vice President Senior Commercial Lending Officer each possess individual authority to approve all commercial types of credit in amounts up to $750,000.  The Vice President and Commercial Loan Officer possesses individual authority to approve all commercial types of credit in amounts up to $250,000.  Our President and Chief Executive Officer and Senior Vice President and Chief Lending Officer may also approve all commercial types of credits in amounts up to $1.0 million on a combined basis. Our Assistant Vice President and Retail Lending Manager possesses individual authority to approve one- to four-family mortgage loans that meet the eligibility requirements for sale to Fannie Mae on the secondary mortgage market.

We typically require appraisals of all real property securing loans. Appraisals are performed by independent licensed appraisers. All appraisers are approved by the Board of Directors annually. We require fire and extended coverage insurance in amounts at least equal to the principal amount of the loan.

Non-performing and Problem Assets

We commence collection efforts when a loan becomes ten days past due with system generated reminder notices. Subsequent late charge and delinquent notices are issued and the account is monitored on a regular basis thereafter. Personal, direct contact with the borrower is attempted early in the collection process as a courtesy reminder and later to determine the reason for the delinquency and to safeguard the collateral. When a loan is more than 60 days past due, the credit file is reviewed and, if deemed necessary, information is updated or confirmed and collateral re-evaluated. We make every effort to contact the borrower and develop a plan of repayment to cure the delinquency. All loans 30 days past due are reported to the Loan Committee and the Board of Directors. Upon direction of the Loan Committee, if no repayment plan is in process, the file is referred to counsel for the commencement of foreclosure or other collection efforts.

Loans are generally placed on non-accrual status when they are 90 days or more delinquent, unless the credit is well secured and in process of collection. When loans are placed on a non-accrual status, unpaid accrued interest is fully reserved, and further income is recognized only to the extent cash payments are received.

Non-Performing Loans and Non-Performing Assets. At December 31, 2011, $3.1 million, or 1.92%, of our total loans were non-performing loans. These loans consisted of six loans to five individual borrowers. All of these loans are secured by real estate.

The table below sets forth the amounts and categories of our non-performing assets at the dates indicated. Delinquent loans that are 90 days or more past due are generally considered non-performing assets.  Not included in the table below is one loan that has been modified and classified as a troubled debt restructuring as of December 31, 2011.  The pre-modification outstanding recorded investment of this loan was $312,000 and the post-modification outstanding recorded investment was $315,000. At December 31, 2011 this loan has a recorded investment of $313,000 and was in default of its modified terms. This modification did not result in a material impact to the allowance for loan losses.  For the year ended December 31, 2011, gross interest income that would have been recorded had the troubled debt restructuring been current in accordance with their original terms amounted to $21,000. Interest income recognized on this loan for the year ended December 31, 2011 was $17,000.

	At December 31,
	2011	2010
	(Dollars in thousands)

Non-accrual loans:
Residential mortgage	$696	$45
Commercial	—	—
Construction	2,437	—
Consumer	—	—

Total non-accrual loans	3,133	45

Loans 90 days or greater delinquent and still accruing	—	—

Non-performing restructured loans	—	208

Total non-performing loans	3,133	253

Other real estate owned	30	53

Total non-performing assets	$3,163	$306

Ratios:
Non-performing loans to total loans	1.92%	0.14%
Non-performing assets to total assets	1.59%	0.15%

At December 31, 2011, the non-accrual residential mortgage loans consisted of two one- to four-family residential real estate loans with aggregate principal balances of $682,000 and one home equity loan with a principal balance of $13,000.  The non-accrual construction loans consisted of two one- to four-family construction loans with aggregate principal balances of $1.2 million and one multi-family construction loan with a principal balance of $1.3 million.  At December 31, 2011, the multi-family construction loan was current as to loan payments, but continued to be classified as non-performing based on past history.  Subsequent to December 31, 2011, payment was received on the multi-family construction loan, reducing its principal balance by $326,000.

At December 31, 2011, non-accrual loans totaled $3.1 million (six loans). For the year ended December 31, 2011, gross interest income that would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to $250,000. Interest income recognized on all non-performing loans for the year ended December 31, 2011 was $184,000.

Delinquent Loans. The following table sets forth the number and amount of delinquent loans by type at the dates indicated.

	Loans Delinquent For
	60-89 Days		90 Days and Over		Total
	Number	Amount	Number	Amount	Number	Amount
	(Dollars in thousands)

At December 31, 2011
Residential mortgage loans	1	$175	1	$391	2	$566
Commercial loans	—	—	—	—	—	—
Construction loans	1	100	2	1,168	3	1,268
Consumer loans	–	—	—	—	—	—

Total	2	$275	3	$1,559	5	$1,834

At December 31, 2010
Residential mortgage loans	1	$138	1	$45	2	$183
Commercial loans	—	—	—	—	—	—
Construction loans	—	—	—	—	—	—
Consumer loans	1	1	—	—	1	1

Total	2	$139	1	$45	3	$184

At December 31, 2011, the construction loans that were 90 days or more delinquent consisted of two one- to four-family construction loans.

Potential problem loans are loans that are currently performing and are not included in non-accrual loans above, but may be delinquent. These loans require an increased level of management attention, because we have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and as a result such loans may be included at a later date in non-accrual loans. At December 31, 2011, $5.4 million, or 3.31% of total loans, had been identified as potential problem loans, of which one totaling $313,000 was delinquent.

Classified Assets.  Federal regulations provide that loans and other assets of lesser quality should be classified as “substandard”, “doubtful” or “loss” assets. An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” that we will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard,” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. We designate an asset as “special mention” if the asset has a potential weakness that warrants management’s close attention.

On the basis of management’s review of our assets, at December 31, 2011, we had designated $747,000 of our assets as special mention, which consisted of three loans to two separate borrowers. At December 31, 2011, we had classified $7.8 million of our assets as substandard, which consisted of 14 loans, one of which has been restructured.  These loans consisted of three one- to four-family residential real estate loans with total principal balances of $898,000, one home equity loan with a principal balance of $13,000, three commercial real estate loans with total principal balances of $3.3 million, three commercial business loans with total principal balances of $640,000, two one- to four-family construction loans with total principal balances of $1.2 million, one multi-family construction loan with a principal balance of $1.2 million and one non-residential construction loan with a principal balance of $490,000.  At December 31, 2011, we had valuation allowances of $429,000 related to the loans classified as substandard.  At December 31, 2010, we had designated $4.0 million of our assets as special mention, which consisted of a one- to four-family investment property loan with a principal balance of $397,000 and three commercial real estate loans with total principal balances of $3.6 million.  At December 31, 2010, we had classified $253,000 of our assets as substandard.  At December 31, 2011 and 2010, we had no loans classified as doubtful or loss. The loan portfolio is reviewed on a regular basis to determine whether any loans require classification in accordance with applicable regulations.  Not all classified assets constitute non-performing assets.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a monthly basis by management and is based upon management’s monthly review of the collectibility of the loans in light of known and inherent risks in the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions.  Additionally, as part of the evaluation of the level of the allowance for loan losses, on a quarterly basis management analyzes several qualitative loan portfolio risk factors including, but not limited to, charge-off history, changes in management or underwriting policies, current economic conditions, delinquency statistics, geographic and industry concentrations, the adequacy of the underlying collateral, the financial strength of the borrower and results of internal and external loan reviews. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance for loan losses consists of specific, general and unallocated components.  The specific component relates to loans that are classified as impaired.  For such loans that are classified as impaired, an allowance for loan losses is established when the discounted cash flows or the fair value of the existing collateral (less cost to sell) of the impaired loan is lower than the carrying value of that loan.  The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors.  An unallocated component may be maintained to cover uncertainties that could affect management’s estimate of probable losses.

A loan is considered impaired when, based on current information and events, it is probable that Georgetown Savings Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.

As described above, we periodically may agree to modify the contractual terms of loans. When a loan is modified and a concession is made to a borrower experiencing financial difficulty, the modification is considered a troubled debt restructuring.  All troubled debt restructurings are initially classified as impaired.

Adjustable-rate mortgage loans decrease the risk associated with changes in market interest rates by periodically repricing, but involve other risks because, as interest rates increase, the underlying payments by the borrower increase, thus increasing the potential for default by the borrower. At the same time, the marketability of the underlying collateral may be adversely affected by higher interest rates. Upward adjustment of the contractual interest rate is also limited by the maximum periodic and lifetime interest rate adjustments permitted by our loan documents and, therefore, the effectiveness of adjustable-rate mortgage loans may be limited during periods of rapidly rising interest rates.

Loans secured by commercial real estate, multi-family and one- to four-family investment properties generally involve larger principal amounts and a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by commercial real estate, including multi-family and one- to four-family investment properties, are often dependent on successful operation or management of the properties, repayment of such loans may be affected by adverse conditions in the real estate market or the economy.

Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans generally are made on the basis of the borrower’s ability to repay the loan from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial business loans may depend substantially on the success of the business itself. Further, any collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Construction and development financing is generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction cost proves to be inaccurate, we may be required to advance funds beyond the amount originally committed in order to protect the value of the property. Additionally, if the estimate of value proves to be inaccurate, we may be confronted with a project, when completed, having a value that is insufficient to assure full repayment.

The following table sets forth activity in our allowance for loan losses for the years indicated.

	Year Ended December 31,
	2011	2010
	(Dollars in thousands)

Balance at beginning of period	$1,651	$1,594

Charge-offs:
Residential mortgage loans	741	103
Commercial loans	13	7
Construction loans	—	—
Consumer	34	33

Total charge-offs	788	143

Recoveries:
Residential mortgage loans	9	9
Commercial loans	1	2
Construction loans	—	—
Consumer	2	1

Total recoveries	12	12

Net (charge-offs) recoveries	(776)	(131)
Provision for loan losses	949	188

Balance at end of period	$1,824	$1,651

Ratios:
Net (charge-offs) recoveries to average loans outstanding	(0.44)%	(0.07)%
Allowance for loan losses to non-performing loans at end of period	58.22%	652.57%
Allowance for loan losses to total loans at end of period	1.12%	0.92%

Allocation of Allowance for Loan Losses.  The following table sets forth the allowance for loan losses allocated by loan category, the total loan balances by category, and the percent of loans in each category to total loans at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At December 31,
	2011			2010
	Allowance for Loan Losses	Percent of Allowance to Total Allowance	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Allowance to Total Allowance	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)

Residential mortgage loans:
One- to four-family	$346	18.97%	38.46%	$233	14.11%	39.25%
Home equity loans and lines of credit	341	18.70	10.51	320	19.38	9.61
Total residential mortgage loans	687	37.67	48.97	553	33.49	48.86

Commercial loans:
One- to four-family investment property	59	3.23	6.64	60	3.63	6.60
Multi-family real estate	98	5.37	8.01	106	6.42	7.84
Commercial real estate	400	21.93	15.60	431	26.12	15.38
Commercial business	234	12.83	6.23	304	18.41	6.93
Total commercial loans	791	43.36	36.48	901	54.58	36.75

Construction loans:
One- to four-family	228	12.50	7.33	93	5.63	9.29
Multi-family	98	5.38	6.55	83	5.03	4.29
Non-residential	11	0.60	0.39	6	0.36	0.41
Total construction loans	337	18.48	14.27	182	11.02	13.99

Consumer	9	0.49	0.28	15	0.91	0.40

Total	$1,824	100.00%	100.00%	$1,651	100.00%	100.00%

Management establishes provisions for loan losses, which are charged to operations, at a level necessary to absorb known and inherent losses that are both probable and reasonably estimable at the date of the financial statements. In evaluating the level of the allowance for loan losses quarterly, management analyzes several qualitative loan portfolio risk factors including, but not limited to, charge-off history, changes in management or underwriting policies, current economic conditions, delinquency statistics, geographic and industry concentrations, the adequacy of the underlying collateral, the financial strength of the borrower and results of internal and external loan reviews. During the year ended December 31, 2010, we revised our methodology to identify more categories that have increased risk based on their specific loan type or adverse ratings.  This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Historically, our loan portfolio has primarily consisted of one- to four-family residential mortgage loans. The composition of our loan portfolio has gradually changed in recent years to include more one- to four-family residential investment properties, multi-family, commercial real estate and commercial business loans. In addition, our current strategic plan calls for increases in these loans. Management’s evaluation of the allowance for loan losses, the composition of the loan portfolio and increased risk associated with multi-family, commercial real estate and commercial business loans (because they present larger non-homogeneous credits and because they may be more sensitive to changes in economic conditions) may result in larger additions to the allowance for loan losses in future periods.

Although we believe that we use the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary, based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. In addition, the Office of the Comptroller of the Currency, as an

integral part of its examination process, will periodically review our allowance for loan losses. Such agency may require us to recognize adjustments to the allowance, based on its judgments about information available to it at the time of its examination.

Investments

The Investment Policy is reviewed annually by management and any changes to the policy are recommended to and are subject to the approval of our Board of Directors. Authority to make investments under the approved Investment Policy guidelines is delegated to appropriate officers. While general investment strategies are developed by the Asset/Liability Committee and authorized by the Board of Directors, the execution of specific actions rests with our President and Chief Executive Officer or our Chief Financial Officer, who may act individually or jointly. Our President and Chief Executive Officer and Chief Financial Officer are both responsible for ensuring that the guidelines and requirements included in the Investment Policy are followed and that all securities are considered prudent for investment. Each of these individuals is authorized to execute investment transactions (purchases and sales) up to $2.0 million per transaction without the prior approval of the Executive Committee and within the scope of the established Investment Policy. Each transaction in excess of $2.0 million must receive prior approval of the Executive Committee. All investment transactions are reviewed at regularly scheduled meetings of the Board of Directors. The Executive Committee is comprised of our Chairman, Vice Chairman and five other non-employee directors.

Federally chartered savings institutions have authority to invest in various types of assets, including government-sponsored enterprise obligations, securities of various federal agencies, residential mortgage-backed securities, certain certificates of deposit of insured financial institutions, overnight and short-term loans to other banks, corporate debt instruments, debt instruments of municipalities and Fannie Mae and Freddie Mac equity securities.

Our investment portfolio at December 31, 2011, at amortized cost, included $502,000 in government-sponsored enterprise obligations. We also invest in residential mortgage-backed securities, all of which are guaranteed by United States Government agencies and government-sponsored enterprise obligations. At December 31, 2011, the amortized cost of our residential mortgage-backed securities portfolio totaled $5.8 million, or 2.9% of total assets, and included $4.8 million in fixed-rate and $1.0 million in adjustable-rate securities guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. Securities are classified as held-to-maturity or available-for-sale at the date of purchase. At December 31, 2011, we owned $3.1 million in Federal Home Loan Bank of Boston stock. As a member of Federal Home Loan Bank of Boston, we are required to purchase stock in the Federal Home Loan Bank of Boston, an amount of which is based on our level of outstanding advances.

The following table sets forth the amortized cost and fair value of our securities portfolio at the dates indicated.

	At December 31,
	2011		2010
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Securities available for sale
Government-sponsored enterprise obligations	$502	$503	$3,006	$2,974
Residential mortgage-backed securities	3,464	3,671	4,028	4,245

Total securities available for sale	$3,966	$4,174	$7,034	$7,219

Securities held to maturity

Residential mortgage-backed securities	$2,322	$2,506	$3,202	$3,398

Portfolio Maturities and Yields.  The composition and maturities of the investment securities portfolio at December 31, 2011 are summarized in the following table. Maturities are based on the final contractual payment dates and do not reflect the impact of prepayments or early redemptions that may occur.

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total Securities
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield
	(Dollars in thousands)
Securities available for sale

Government-sponsored enterprise obligations	$502	1.38%	$—	—%	$—	—%	$—	—%	$502	$503	1.38%
Residential mortgage-backed securities	—	—%	678	4.21%	388	5.27%	2,398	3.94%	3,464	3,671	4.14%

Total securities available for sale	$502	1.38%	$678	4.21%	$388	5.27%	$2,398	3.94%	$3,966	$4,174	3.62%

Securities held to maturity

Residential mortgage-backed securities	$—	—%	$527	4.23%	$62	6.00%	$1,733	3.84%	$2,322	$2,506	3.99%

Sources of Funds

General.  Deposits have traditionally been our primary source of funds for use in lending and investment activities. We also use borrowings, primarily Federal Home Loan Bank of Boston advances and to a lesser extent brokered deposits, to supplement cash flow needs, lengthen the maturities of liabilities for interest rate risk purposes and to manage the cost of funds. In addition, funds are derived from scheduled loan payments, investment maturities, loan prepayments, loan sales, retained earnings and income on earning assets. While scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.

Deposits.  Our deposits are generated primarily from residents within our primary deposit market area, as 86.9% of total deposits at December 31, 2011, were from the Essex County market. Our strategic plan includes a greater emphasis on developing commercial business activities, both deposit and lending customer relationships. We offer a selection of deposit accounts, including demand accounts, NOW accounts, money market accounts, savings accounts and certificates of deposit. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate. We have used brokered deposits in the past and it is anticipated that their future use could increase. As of December 31, 2011, brokered deposits totaled $996,000.

Interest rates paid, maturity terms, service fees and withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market rates, liquidity requirements, rates paid by competitors and growth goals. Personalized customer service and long-standing relationships with customers are relied upon to attract and retain deposits.

The flow of deposits is influenced significantly by general economic conditions, changes in money market and other prevailing interest rates and competition. The variety of deposit accounts offered allows us to be competitive in obtaining funds and responding to changes in consumer demand. Based on experience, we believe that our deposits are relatively stable. However, the ability to attract and maintain deposits and the rates paid on these deposits, has been and will continue to be significantly affected by market conditions. At December 31, 2011, $45.4 million, or 30.1% of our deposit accounts were certificates of deposit, of which $27.6 million had maturities of one year or less.

The following table sets forth the distribution of total deposits by account type and related weighted average rates, at the dates indicated.

	At December 31,
	2011			2010
	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
	(Dollars in thousands)
Deposit type
Demand deposits	$15,971	10.57%	—%	$15,892	10.49%	—%
On us accounts	1,318	0.87	—%	758	0.50	—%
NOW deposits	17,122	11.33	0.45%	15,148	10.00	0.46%
Money market deposits	59,846	39.61	0.72%	57,438	37.92	0.92%
Regular and other savings	11,390	7.54	0.23%	12,205	8.06	0.20%
Total non-certificate accounts	105,647	69.92	0.51%	101,441	66.97	0.61%

Certificates of deposit	45,438	30.08	1.43%	50,022	33.03	2.18%

Total deposits	$151,085	100.00%	0.78%	$151,463	100.00%	1.13%

The following table sets forth the deposit activities for the periods indicated.

	Year Ended December 31,
	2011	2010
	(In thousands)

Beginning balance	$151,463	$136,630

Net (decrease) increase in deposits before interest credited	(1,864)	12,785
Interest credited	1,486	2,048
Net (decrease) increase in deposits	(378)	14,833
Ending balance	$151,085	$151,463

As of December 31, 2011, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $100,000 was $21.9 million. The following table indicates the amount of those certificates of deposit as of December 31, 2011 by time remaining until maturity.

At December 31, 2011
(In thousands)

Three months or less	$2,116
Over three months through six months	2,757
Over six months through one year	6,735
Over one year to three years	8,535
Over three years	1,771

Total	$21,914

The following table presents, by rate category, our certificate of deposit accounts as of the dates indicated.

	At December 31,
	2011	2010
	(In thousands)
Interest Rate
Less than 2%	$36,680	$28,134
2.00% - 2.99%	7,458	9,076
3.00% - 3.99%	749	11,942
4.00% - 4.99%	551	536
5.00% - 5.99%	—	334

Total	$45,438	$50,022

The following table sets forth the amount and maturities of certificate of deposits at December 31, 2011.

	December 31,				After December 31,
	2012	2013	2014	2015	2015	Total
	(In thousands)
Interest Rate
Less than 2%	$25,107	$8,706	$2,130	$374	$363	$36,680
2.00% - 2.99%	1,640	571	2,167	413	2,667	7,458
3.00% - 3.99%	557	181	11	—	—	749
4.00% - 4.99%	267	284	—	—	—	551

Total	$27,571	$9,742	$4,308	$787	$3,030	$45,438

Borrowings.  Our borrowings consist primarily of advances from the Federal Home Loan Bank of Boston. As of December 31, 2011, we had Federal Home Loan Bank of Boston advances in the amount of $25.1 million, which represented 14.0% of total liabilities with a weighted average maturity of 2.49 years. We can currently borrow up to approximately $37.3 million from the Federal Home Loan Bank of Boston through our membership.

The following table sets forth information concerning balances and interest rates on our Federal Home Loan Bank of Boston advances at the dates and for the periods indicated.

	At or For the Year Ended December 31,
	2011	2010
	(Dollars in thousands)
Long-Term Borrowings
Balance at end of year	$25,121	$28,182
Average balance during year	25,973	32,884
Maximum outstanding at any month end	28,177	35,735
Weighted average rate at end of year	3.44%	3.62%
Average interest rate during year	3.55%	3.84%

Short-Term Borrowings (1)
Balance at end of year	$—	$3,500
Average balance during year	2,948	6,165
Maximum outstanding at any month end	6,800	12,700
Weighted average rate at end of year	0.00%	0.23%
Average interest rate during year	0.24%	0.28%

(1) Represents borrowings with original maturities of less than one year.

Securities sold under agreements to repurchase are funds borrowed from customers on an overnight basis that are secured by government-sponsored enterprises. The amount of securities collateralizing the agreements to repurchase is reflected in securities and the obligation to repurchase securities sold is reflected as a liability on our consolidated balance sheets.

Subsidiary Activities

Georgetown Securities Corporation is a wholly owned subsidiary of Georgetown Savings Bank established in 1995 as a Massachusetts securities corporation for the purpose of buying, selling and holding securities on its own behalf. The income earned on Georgetown Securities Corporation’s securities is subject to a significantly lower rate of state tax than that assessed on income earned on securities maintained at Georgetown Savings Bank. At December 31, 2011, Georgetown Securities Corporation had total assets of $8.4 million, all of which were in securities and cash to be invested.

Expense and Tax Allocation

Georgetown Savings Bank has entered into an agreement with Georgetown-Federal and Georgetown Bancorp, MHC to provide them with certain administrative support services for compensation not less than the fair market value of the services provided. In addition, Georgetown Savings Bank and Georgetown-Federal have entered into an agreement to establish a method for allocating and for reimbursing the payment of their consolidated tax liability.

Personnel

As of December 31, 2011, we had 42 full-time employees and six part-time employees. Our employees are not represented by any collective bargaining group. Management believes that we have good working relations with our employees.

Legal Proceedings

From time to time, we are involved as plaintiff or defendant in various legal proceedings arising in the ordinary course of business. At December 31, 2011, we were not involved in any legal proceedings, the outcome of which would be material to our financial condition or results of operations.

Properties

The net book value of our premises, land and equipment was $3.9 million at December 31, 2011.  The following table provides certain information with respect to our properties as of December 31, 2011.

Location	Owned or Leased	Year Acquired or Leased		Square Footage	Net Book Value of Real Property
					(In thousands)

Main Office:
2 East Main Street	Own	2003	(1)	14,400	$2,824
Georgetown, MA 01833

Branch Office:
303 Haverhill Street	Leased (2)	1999		3,500	$463
Rowley, MA 01969

Branch Office:
75 Turnpike Street/Route 114	Leased (3)	2005		2,437	$232
North Andover, MA 01845

Other Property (4):
8 Prospect Street	Own	1997		1,000	$91
Georgetown, MA 01833

(1)          In 2003, we constructed a new main office upon this property, which we have owned since 1985.

(2)          We own the building but lease the land.  The lease has a term of 40 years with an option to renew for an additional 10 years.

(3)          We are leasing the office space. The lease has a term of 10 years with an option to renew for an additional 10 years.

(4)          This property, which was acquired in foreclosure, is currently being used as a mortgage banking office.

SUPERVISION AND REGULATION

General

Georgetown Savings Bank is a federally chartered savings bank that is regulated, examined and supervised by the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation.  This regulation and supervision establishes a comprehensive framework of activities in which an institution may engage and is intended primarily for the protection of the Federal Deposit Insurance Corporation’s deposit insurance fund and depositors, and not for the protection of security holders.  Under this system of federal regulation, financial institutions are periodically examined to ensure that they satisfy applicable standards with respect to their capital adequacy, assets, management, earnings, liquidity and sensitivity to market interest rates.  Georgetown Savings Bank also is regulated to a lesser extent by the Board of Governors of the Federal Reserve System, or Federal Reserve Board, governing reserves to be maintained against deposits and other matters.  The Office of the Comptroller of the Currency examines Georgetown Savings Bank and prepares reports for the consideration of its Board of Directors on any operating deficiencies.  Georgetown Savings Bank’s relationship with its depositors and borrowers also is regulated to a great extent by federal law and, to a much lesser extent, state law, especially in matters concerning the ownership of deposit accounts and the form and content of Georgetown Savings Bank’s loan documents.  Georgetown Savings Bank is also a member of and owns stock in the Federal Home Loan Bank of Boston, which is one of the twelve regional banks in the Federal Home Loan Bank System.

As a savings and loan holding company following the conversion, New Georgetown will be required to comply with the rules and regulations of the Federal Reserve Board.  It will be required to file certain reports with and will be subject to examination by and the enforcement authority of the Federal Reserve Board.  New Georgetown will also be subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

Any change in applicable laws or regulations, whether by the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, the Federal Reserve Board or Congress, could have a material adverse impact on New Georgetown and Georgetown Savings Bank and their operations.

Set forth below is a brief description of material regulatory requirements that are or will be applicable to Georgetown Savings Bank and New Georgetown.  The description is limited to certain material aspects of the statutes and regulations addressed and is not intended to be a complete description of such statutes and regulations and their effects on Georgetown Savings Bank and New Georgetown.

Dodd-Frank Act

The Dodd-Frank Act significantly changed the bank regulatory structure and will affect the lending, investment, trading and operating activities of depository institutions and their holding companies.  The Dodd-Frank Act eliminated our primary federal regulator, the Office of Thrift Supervision, as of July 21, 2011, and required Georgetown Savings Bank to be supervised and examined by the Office of the Comptroller of the Currency, the primary federal regulator for national banks.  On the same date, the Federal Reserve Board assumed regulatory jurisdiction over savings and loan holding companies, in addition to its role of supervising bank holding companies.

The Dodd-Frank Act also created a new Consumer Financial Protection Bureau with expansive powers to supervise and enforce consumer protection laws.  The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit “unfair, deceptive or abusive” acts and practices.  The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets.  Banks and savings institutions with $10 billion or less in assets, such as Georgetown Savings Bank, will continue to be examined by their applicable federal bank regulators.  The legislation gives state attorneys general the ability to enforce applicable federal consumer protection laws.

The Dodd-Frank Act also broadened the base for Federal Deposit Insurance Corporation assessments for deposit insurance, permanently increased the maximum amount of deposit insurance to $250,000 per depositor and provided non-interest bearing transaction accounts with unlimited deposit insurance through December 31, 2012.  The legislation also, among other things, requires originators of certain securitized loans to retain a portion of the credit risk, stipulates regulatory rate-setting for certain debit card interchange fees, repealed restrictions on the payment of interest on commercial demand deposits and contains a number of reforms related to mortgage originations.  The Dodd-Frank Act increased shareholder influence over boards of directors by requiring companies to give shareholders a non-binding vote on executive compensation and so-called “golden parachute” payments.  The legislation also directs the Federal Reserve Board to promulgate rules prohibiting excessive compensation paid to company executives, regardless of whether the company is publicly traded or not.

Many of the provisions of the Dodd-Frank Act are subject to delayed effective dates and/or require the issuance of implementing regulations.  Their impact on operations cannot yet fully be assessed.  However, there is a significant possibility that the Dodd-Frank Act will, in the long run, increase regulatory burden, compliance costs and interest expense for Georgetown Savings Bank and New Georgetown.

Business Activities

A federal savings bank derives its lending and investment powers from the Home Owners’ Loan Act, as amended, and the regulations of the Office of the Comptroller of the Currency.  Under these laws and regulations, Georgetown Savings Bank may originate mortgage loans secured by residential and commercial real estate, commercial business loans and consumer loans, and it may invest in certain types of debt securities and certain other assets.  Certain types of lending, such as commercial and consumer loans, are subject to aggregate limits calculated as a specified percentage of Georgetown Savings Bank’s capital or assets.  Georgetown Savings Bank also may establish subsidiaries that may engage in a variety of activities, including some that are not otherwise permissible for Georgetown Savings Bank, including real estate investment and securities and insurance brokerage.

The Dodd-Frank Act removed federal statutory restrictions on the payment of interest on commercial demand deposit accounts, effective July 21, 2011.

Loans-to-One-Borrower

We generally may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of our unimpaired capital and unimpaired surplus.  An additional amount may be lent, equal to 10% of unimpaired capital and unimpaired surplus, if the loan is secured by readily marketable collateral, which is defined to include certain financial instruments and bullion, but generally does not include real estate.  As of December 31, 2011, we were in compliance with our loans-to-one-borrower limitations.

Qualified Thrift Lender Test

We are required to satisfy a qualified thrift lender (“QTL”) test, under which we either must qualify as a “domestic building and loan” association as defined by the Internal Revenue Code or maintain at least 65% of our “portfolio assets” in “qualified thrift investments.”  “Qualified thrift investments” consist primarily of residential mortgages and related investments, including mortgage-backed and related securities.  “Portfolio assets” generally means total assets less specified liquid assets up to 20% of total assets, goodwill and other intangible assets and the value of property used to conduct business.  A savings institution that fails the qualified thrift lender test must operate under specified restrictions.  The Dodd-Frank Act made noncompliance with the QTL test also subject to agency enforcement action for a violation of law.  As of December 31, 2011, we maintained 82.8% of our portfolio assets in qualified thrift investments and, therefore, we met the qualified thrift lender test.

Standards for Safety and Soundness

Federal law requires each federal banking agency to prescribe for insured depository institutions under its jurisdiction standards relating to, among other things, internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, employee compensation, and other operational and managerial standards as the agency deems appropriate.  The federal banking agencies adopted Interagency Guidelines Prescribing Standards for Safety and Soundness to implement the safety and soundness standards required under federal law.  The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired.  If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.  If an institution fails to submit or implement an acceptable plan, the appropriate federal banking agency may issue an enforceable order requiring correction of the deficiencies.

Capital Requirements

Federal regulations require savings institutions to meet three minimum capital standards: a 1.5% tangible capital ratio, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS rating system) and an 8% risk-based capital ratio.  In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS financial institution rating system) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard.  Federal regulations also require that in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard for savings institutions requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100%, assigned by capital regulations based on the risks believed inherent in the type of asset. Core capital is defined as common shareholders’ equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets, and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.  Additionally, a savings institution that retains credit risk in connection with an asset sale may be required to maintain additional regulatory capital because of the recourse back to the savings bank.  In assessing an institution’s capital adequacy, the Office of the Comptroller of the Currency takes into consideration not only these numeric factors but also qualitative factors as well, and has the authority to establish higher capital requirements for individual associations where necessary.

At December 31, 2011, Georgetown Savings Bank met each of its capital requirements.

Prompt Corrective Regulatory Action

Under federal Prompt Corrective Action statute, the Office of the Comptroller of the Currency is required to take supervisory actions against undercapitalized savings institutions under its jurisdiction, the severity of which depends upon the institution’s level of capital.  A savings institution that has total risk-based capital of less than 8% or a leverage ratio or a Tier 1 risk-based capital ratio that generally is less than 4% is considered to be undercapitalized.  A savings institution that has total risk-based capital less than 6%, a Tier 1 core risk-based capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be “significantly undercapitalized.”  A savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be “critically undercapitalized.”

Generally, the Office of the Comptroller of the Currency is required to appoint a receiver or conservator for a savings institution that is “critically undercapitalized” within specific time frames.  The regulations also provide that a capital restoration plan must be filed with the Office of the Comptroller of the Currency within 45 days of the date a savings institution receives notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.”  Any holding company for the savings institution required to submit a capital restoration plan must guarantee the lesser of an amount equal to 5% of the savings institution’s assets at the time it was notified or deemed to be undercapitalized by the Office of the Comptroller of the Currency, or the amount necessary to restore the savings institution to adequately capitalized status.  This guarantee remains in place until the Office of the Comptroller of the Currency notifies the savings institution that it has maintained adequately capitalized status for each of four consecutive calendar quarters, and the Office of the Comptroller of the Currency has the authority to require payment and collect payment under the guarantee.  Various restrictions, such as on capital distributions and growth, also apply to “undercapitalized” institutions.  The Office of the Comptroller of the Currency may also take any one of a number of discretionary supervisory actions against undercapitalized institutions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

Capital Distributions

Federal regulations restrict capital distributions by savings institutions, which include cash dividends, stock repurchases and other transactions charged to the capital account of a savings institution.  A federal savings institution must file an application with the Office of the Comptroller of the Currency for approval of the capital distribution if:

•                                          the total capital distributions for the applicable calendar year exceeds the sum of the institution’s net income for that year to date plus the institution’s retained net income for the preceding two years that is still available for dividend;

•                                          the institution would not be at least adequately capitalized following the distribution;

•                                          the distribution would violate any applicable statute, regulation, agreement or written regulatory condition; or

•                                          the institution is not eligible for expedited review of its filings (i.e., generally, institutions that do not have safety and soundness, compliance and Community Reinvestment Act ratings in the top two categories or fail a capital requirement).

A savings institutions that is a subsidiary of a holding company, which is the case with Georgetown Savings Bank, must file a notice with the Federal Reserve Board at least 30 days before the board of directors declares a dividend or approves a capital distribution.

Applications or notices may be denied if the institution will be undercapitalized after the dividend, the proposed dividend raises safety and soundness concerns or the proposed dividend would violate a law, regulation enforcement order or regulatory condition.

In the event that a savings institution’s capital falls below its regulatory requirements or it is notified by the regulatory agency that it is in need of more than normal supervision, its ability to make capital distributions would be restricted.  In addition, any proposed capital distribution could be prohibited if the regulatory agency determines that the distribution would constitute an unsafe or unsound practice.

Transactions with Related Parties

A savings institution’s authority to engage in transactions with related parties or “affiliates” is limited by Sections 23A and 23B of the Federal Reserve Act and its implementing regulation, Federal Reserve Board Regulation W.  The term “affiliate” generally means any company that controls or is under common control with an institution, including New Georgetown and its non-savings institution subsidiaries.  Applicable law limits the aggregate amount of “covered” transactions with any individual affiliate, including loans to the affiliate, to 10% of the capital and surplus of the savings institution.  The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution’s capital and surplus.  Certain covered transactions with affiliates, such as loans to or guarantees issued on behalf of affiliates, are required to be secured by specified amounts of collateral.  Purchasing low quality assets from affiliates is generally prohibited.  Regulation W also provides that transactions with affiliates, including covered transactions, must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies.  In addition, savings institutions are prohibited by law from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

Our authority to extend credit to executive officers, directors and 10% or greater shareholders (“insiders”), as well as entities controlled by these persons, is governed by Sections 22(g) and 22(h) of the Federal Reserve Act and its implementing regulation, Federal Reserve Board Regulation O.  Among other things, loans to insiders must be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment.  There is an exception for bank-wide lending programs that do not discriminate in favor of insiders.  Regulation O also places individual and aggregate limits on the amount of loans that may be made to insiders based, in part, on the institution’s capital position, and requires that certain prior board approval procedures be followed.  Extensions of credit to executive officers are subject to additional restrictions on the types and amounts of loans that may be made.  At December 31, 2011, we were in compliance with these regulations.

Enforcement

The Office of the Comptroller of the Currency has primary enforcement responsibility over federal savings institutions, including the authority to bring enforcement action against “institution-related parties,” including officers, directors, certain shareholders, and attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution.  Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors of the institution, receivership, conservatorship or the termination of deposit insurance.  Civil penalties cover a wide range of violations and actions, and range up to $25,000 per day, unless a finding of reckless disregard is made, in which case penalties may be as high as $1.0 million per day.

Deposit Insurance

Georgetown Savings Bank is a member of the Deposit Insurance Fund, which is administered by the Federal Deposit Insurance Corporation.  Deposit accounts in Georgetown Savings Bank are insured up to a maximum of $250,000 for each separately insured depositor. In addition, certain non-interest-bearing transaction accounts are fully insured, regardless of the dollar amount, until December 31, 2012.

The Federal Deposit Insurance Corporation imposes an assessment for deposit insurance on all depository institutions.  Under the Federal Deposit Insurance Corporation’s risk-based assessment system, insured institutions are assigned to risk categories based on supervisory evaluations, regulatory capital levels and certain other factors.  An institution’s assessment rate depends upon the category to which it is assigned and certain adjustments specified by Federal Deposit Insurance Corporation regulations, with less risky institutions paying lower rates.  Assessment rates (inclusive of possible adjustments) currently range from 2 ½ to 45 basis points of each institution’s total assets less tangible capital.  The Federal Deposit Insurance Corporation may increase or decrease the scale uniformly, except that no adjustment can deviate more than two basis points from the base scale without notice and comment rulemaking.  The Federal Deposit Insurance Corporation’s current system represents a change, required by the Dodd-Frank Act, from its prior practice of basing the assessment on an institution’s volume of deposits.

In addition to the Federal Deposit Insurance Corporation assessments, the Financing Corporation is authorized to impose and collect, through the Federal Deposit Insurance Corporation, assessments for anticipated payments, issuance costs and custodial fees on bonds issued by the Financing Corporation in the 1980s to recapitalize the former Federal Savings and Loan Insurance Corporation.  The bonds issued by the Financing Corporation are due to mature in 2017 through 2019.  For the quarter ended December 31, 2011, the annualized Financing Corporation assessment was equal to 0.68 basis points of total assets less tangible capital.

The Dodd-Frank Act increased the minimum target Deposit Insurance Fund ratio from 1.15% of estimated insured deposits to 1.35% of estimated insured deposits.  The Federal Deposit Insurance Corporation must seek to achieve the 1.35% ratio by September 30, 2020.  Insured institutions with assets of $10 billion or more are supposed to fund the increase.  The Dodd-Frank Act eliminated the 1.5% maximum fund ratio, instead leaving it to the discretion of the Federal Deposit Insurance Corporation and the Federal Deposit Insurance Corporation has exercised that discretion by establishing a long-term fund ratio of 2%.

The Federal Deposit Insurance Corporation has authority to increase insurance assessments.  Any significant increases would have an adverse effect on the operating expenses and results of operations of Georgetown Savings Bank.  Management cannot predict what assessment rates will be in the future.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.  Management of Georgetown Savings Bank does not know of any practice, condition or violation that may lead to termination of our deposit insurance.

Federal Home Loan Bank System

Georgetown Savings Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks.  The Federal Home Loan Bank System provides a central credit facility primarily for member institutions.  As a member of the Federal Home Loan Bank of Boston, we are required to acquire and hold a specified amount of shares of capital stock in Federal Home Loan Bank.

Community Reinvestment Act and Fair Lending Laws

Savings institutions have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income neighborhoods.  An institution’s failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in regulatory restrictions on certain activities such as branching and acquisitions.  Georgetown Savings Bank received a “Satisfactory” Community Reinvestment Act rating in its most recent examination.

Other Regulations

Interest and other charges collected or contracted for by Georgetown Savings Bank are subject to state usury laws and federal laws concerning interest rates.  Georgetown Savings Bank’s operations are also subject to federal laws applicable to credit transactions, such as the:

•                                          Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•                                          Real Estate Settlement Procedures Act, requiring that borrowers for mortgage loans for one- to four-family residential real estate receive various disclosures, including good faith estimates of settlement costs, lender servicing and escrow account practices, and prohibiting certain practices that increase the cost of settlement services;

•                                          Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•                                          Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•                                          Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

•                                          Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•                                          Truth in Savings Act; and

•                                          Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of Georgetown Savings Bank also are subject to the:

•                                          Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•                                          Electronic Funds Transfer Act, which governs automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services;

•                                          Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check;

•                                          The USA PATRIOT Act, which requires banks and savings institutions to, among other things, establish broadened anti-money laundering compliance programs and due diligence policies and controls to ensure the detection and reporting of money laundering.  Such required compliance programs are intended to supplement pre-existing compliance requirements that apply to financial institutions under the Bank Secrecy Act and the Office of Foreign Assets Control regulations; and

•                                          The Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties and requires all financial institutions offering products or services to retail customers to provide such customers with the financial institution’s privacy policy and allow such customers the opportunity to “opt out” of the sharing of certain personal financial information with unaffiliated third parties.

Holding Company Regulation

New Georgetown will be a unitary savings and loan holding company subject to regulation and supervision by the Federal Reserve Board, which replaced the Office of Thrift Supervision in that capacity due to the Dodd-Frank Act regulatory restructuring.  The Federal Reserve Board will have enforcement authority over New Georgetown and its non-savings institution subsidiaries.  Among other things, that authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a risk to Georgetown Savings Bank.

As a savings and loan holding company, New Georgetown’s activities will be limited to those activities permissible by law for financial holding companies or multiple savings and loan holding companies.  A financial holding company may engage in activities that are financial in nature, incidental to financial activities or complementary to a financial activity.  Such activities include lending activities, insurance and underwriting equity securities.  The Dodd-Frank Act added that any savings and loan holding company that engages in activities permissible for a financial holding company must meet the qualitative requirements for a bank holding company to be a financial holding company and conduct the activities in accordance with the requirements that would apply to a financial holding company’s conduct of the activity.

Federal law prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5% of another savings institution or savings and loan holding company without prior written approval of the Federal Reserve Board and from acquiring or retaining control of any depository not insured by the Federal Deposit Insurance Corporation.   In evaluating applications by holding companies to acquire savings institutions, the Federal Reserve Board must consider such things as the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the federal deposit insurance fund, the convenience and needs of the community and competitive factors.  An acquisition by a savings and loan holding company of a savings institution in another state to be held as a separate subsidiary may not be approved unless it is a supervisory acquisition under Section 13(k) of the Federal

Deposit Insurance Act or the law of the state in which the target is located authorizes such acquisitions by out-of-state companies.

Savings and loan holding companies have not historically been subjected to consolidated regulatory capital requirements.  However, the Dodd-Frank Act requires the Federal Reserve Board to set for all depository institution holding companies minimum consolidated capital levels that are as stringent as those required for the insured depository subsidiaries.  The components of Tier 1 capital would be restricted to capital instruments that are currently considered to be Tier 1 capital for insured depository institutions, which would exclude instruments such as trust preferred securities and cumulative preferred stock.  Instruments issued before May 19, 2010 are grandfathered for companies of consolidated assets of $15 billion or less.  Bank holding companies with assets of less than $500 million are exempt from the consolidated capital requirements, but it is not known at this time whether such an exemption will apply to savings and loan holding companies.  Holding companies that were not regulated by the Federal Reserve Board as of May 19, 2010 receive a five year phase-in from the July 21, 2010 date of enactment of the Dodd-Frank Act.

The Dodd-Frank Act extends the “source of strength” doctrine to savings and loan holding companies.  The regulatory agencies must promulgate regulations implementing the “source of strength” policy that requires holding companies act as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress.

The Federal Reserve Board has issued a policy statement regarding the payment of dividends and the repurchase of shares of common stock by bank holding companies that it has made applicable to savings and loan holding companies as well.  In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization’s capital needs, asset quality and overall financial condition.  Regulatory guidance provides for prior regulatory review of capital distributions in certain circumstances such as where the company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company’s overall rate of earnings retention is inconsistent with the company’s capital needs and overall financial condition.  The ability of a holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized.  The policy statement also provides for regulatory review prior to a holding company redeeming or repurchasing regulatory capital instruments when the holding company is experiencing financial weaknesses or redeeming or repurchasing common stock or perpetual preferred stock that would result in a net reduction as of the end of a quarter in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. These regulatory policies could affect the ability of New Georgetown to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

Federal Securities Laws

New Georgetown common stock will be registered with the Securities and Exchange Commission after the conversion and stock offering.  New Georgetown will be subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

The registration under the Securities Act of 1933 of shares of common stock issued in New Georgetown’s public offering does not cover the resale of those shares.  Shares of common stock purchased by persons who are not affiliates of New Georgetown may be resold without registration.  Shares purchased by an affiliate of New Georgetown will be subject to the resale restrictions of Rule 144 under the Securities Act of 1933.  If New Georgetown meets the current public information requirements of Rule 144 under the Securities Act of 1933, each affiliate of New Georgetown that complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of the outstanding shares of New Georgetown, or the average weekly volume of trading in the shares during the preceding four calendar weeks. In the future, New Georgetown may permit affiliates to have their shares registered for sale under the Securities Act of 1933.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. As directed by the Sarbanes-Oxley Act, our Chief Executive Officer and Chief Financial Officer will be required to certify that our quarterly and annual reports do not contain any untrue statement of a material fact.  The rules adopted by the Securities and Exchange Commission under the Sarbanes-Oxley Act have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal control over financial reporting; they have made certain disclosures to our auditors and the audit committee of the board of directors about our internal control over financial reporting; and they have included information in our quarterly and annual reports about their evaluation and whether there have been changes in our internal control over financial reporting or in other factors that could materially affect internal control over financial reporting.  We have existing policies, procedures and systems designed to comply with these regulations, and we are further enhancing and documenting such policies, procedures and systems to ensure continued compliance with these regulations.

Change in Control Regulations

Under the Change in Bank Control Act, no person may acquire control of a savings and loan holding company such as New Georgetown unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition.

In addition, federal regulations provide that no company may acquire control of a savings and loan holding company without the prior approval of the Federal Reserve Board.  Any company that acquires such control becomes a “savings and loan holding company” subject to registration, examination and regulation by the Federal Reserve Board.  Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the institution’s directors, or a determination by the regulator that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution.  Acquisition of more than 10% of any class of a savings and loan holding company’s voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where, as will be the case with New Georgetown, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

TAXATION

Georgetown-Federal and Georgetown Savings Bank are, and New Georgetown will be, subject to income taxation in the same general manner as other corporations, with some exceptions discussed below.  The following discussion of federal and state taxation is intended only to summarize certain pertinent income tax matters and is not a comprehensive description of the tax rules applicable to Georgetown-Federal, New Georgetown or Georgetown Savings Bank.

Federal Taxation

General.  Georgetown Savings Bank’s federal tax returns are not currently under audit, and have not been audited during the past five years.  In March 2011, Georgetown Bancorp, MHC, Georgetown-Federal, Georgetown Savings Bank and Georgetown Security Corporation changed their tax year from June 30 to December 31.  This change became effective with the December 31, 2010 tax returns.

Method of Accounting.  For federal income tax purposes, Georgetown-Federal currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal and state income tax returns.

Bad Debt Reserves.  Georgetown Savings Bank is permitted to establish a reserve for bad debts and to make annual additions to the reserve. These additions can, within specified formula limits, be deducted in arriving at our taxable income. Pursuant to the Small Business Protection Act of 1996 (the “1996 Act”), savings institutions were required to recapture any excess reserves over those established as of October 31, 1988 (base year reserve).

Taxable Distributions and Recapture.  Prior to the 1996 Act, bad debt reserves created prior to November 1, 1988 were subject to recapture into taxable income should Georgetown Savings Bank fail to meet certain thrift asset and definitional tests. Federal legislation has eliminated these thrift related recapture rules.

At December 31, 2011, our total federal pre-1988 base year reserve was $723,000. However, under current law, pre-1988 base year reserves remain subject to recapture should Georgetown Savings Bank make certain non-dividend distributions, repurchase any of its stock, pay dividends in excess of tax earnings and profits, or cease to maintain a bank charter.

Alternative Minimum Tax.  The Internal Revenue Code imposes an alternative minimum tax (“AMT”) at a rate of 20% on a base of regular taxable income plus certain tax preferences (“alternative minimum taxable income” or “AMTI”). The AMT is payable to the extent such AMTI is in excess of an exemption amount and the AMT exceeds the regular income tax. Net operating losses can offset no more than 90% of AMTI. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years.

Net Operating Loss Carryovers.  A financial institution may carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. At December 31, 2011, Georgetown Savings Bank had no net operating loss carryforwards for federal income tax purposes.

Capital Loss Carryovers.  A financial institution may carry back capital losses to the preceding three taxable years and forward to the succeeding five taxable years. At December 31, 2011, Georgetown Savings Bank had no capital loss carryforward for federal income tax purposes.

Corporate Dividends-Received Deduction.  Georgetown-Federal may exclude from its income 100% of dividends received from Georgetown Savings Bank as a member of the same affiliated group of corporations. The corporate dividends-received deduction is 80% in the case of dividends received from corporations in which a corporate recipient owns more than 20% of the stock of a corporation distributing a dividend, and corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct only 70% of dividends received or accrued on their behalf.

State Taxation

For Massachusetts income tax purposes, a consolidated tax return could not be filed for tax years beginning before January 1, 2009.  Instead, Georgetown-Federal, Georgetown Savings Bank, and Georgetown Savings Bank’s subsidiary, Georgetown Securities Corporation filed separate annual income tax returns.  For tax years beginning after December 31, 2008, Georgetown-Federal and Georgetown Savings Bank were required to file a combined return pursuant to a Massachusetts law change enacted in July 2008, unless Georgetown-Federal elects security corporation status.

Georgetown Savings Bank files Massachusetts Financial Institution income tax returns and was subject to an annual Massachusetts tax at a rate of 9.5% of its net income for the fiscal period ended December 31, 2011, 10.0% for the fiscal period ended December 31, 2010, and 10.5% for the fiscal periods ended June 30, 2010 and 2009. Massachusetts net income is defined as gross income from all sources without any exclusions, less the following deductions: all deductions (but not credits) which are allowable under the Internal Revenue Code except for those deductions under the Internal Revenue Code relating to (1) dividends received, (2) losses sustained in other taxable years, and (3) income or franchise taxes imposed by any state in the United States or a political subdivision.

Georgetown-Federal is required to file a Massachusetts income tax return and is generally subject to a state income tax rate that is the same rate as the tax rate for financial institutions in Massachusetts.  However, if Georgetown-Federal meets certain requirements, it may be eligible to be taxed as a Massachusetts securities corporation.  Bank holding companies that are so classified are subject to a state tax rate of 0.33% of their gross income.  As of December 31, 2011, Georgetown-Federal has not applied for security corporation status, as there is an immaterial amount of state taxable income.

Georgetown Securities Corporation is taxed as a Massachusetts securities corporation, and is subject to a state tax rate of 1.32% of its gross income.

On July 3, 2008, the financial institution tax rate was lowered from 10.5% to 10.0% for years beginning in 2010, 9.5% for years beginning in 2011, and 9.0% for years beginning in 2012 and thereafter. Therefore, the tax rate used to compute the deferred tax asset was reduced for the fiscal year ended June 30, 2009, which resulted in a reduction in the net deferred tax asset of $15,000.

As a Maryland business corporation, New Georgetown will be required to file an annual report with and pay franchise taxes to the state of Maryland.

The state tax returns of Georgetown Bancorp, Inc., Georgetown Savings Bank and Georgetown Securities Corporation are not currently under audit, and have not been audited during the past five years.

MANAGEMENT

Shared Management Structure

The directors of New Georgetown are the same persons who are the directors of Georgetown Savings Bank.  In addition, each executive officer of New Georgetown is also an executive officer of Georgetown Savings Bank.  We expect that New Georgetown and Georgetown Savings Bank will continue to have common executive officers and directors until there is a business reason to establish separate management structures.

Executive Officers of New Georgetown and Georgetown Savings Bank

The following table sets forth information regarding the executive officers of New Georgetown and Georgetown Savings Bank.  Age information is as of December 31, 2011.  The executive officers of New Georgetown and Georgetown Savings Bank are elected annually.

Name	Age	Position
Robert E. Balletto	55	President and Chief Executive Officer
Joseph W. Kennedy	52	Senior Vice President, Chief Financial Officer and Treasurer

The following table sets forth information regarding the executive officer of Georgetown Savings Bank who is not an executive officer of New Georgetown.

Name	Age	Position
Philip J. Bryan	47	Senior Vice President and Chief Lending Officer

Directors of New Georgetown and Georgetown Savings Bank

New Georgetown has 13 directors.  Directors serve three-year staggered terms so that approximately one-third of the directors are elected at each annual meeting.  Directors of Georgetown Savings Bank will be elected by New Georgetown as its sole shareholder.  The following table states our directors’ names, their ages as of December 31, 2011, the years when they began serving as directors of Georgetown Savings Bank (which includes, where applicable, the initial appointment to the board of trustees of Georgetown Savings Bank’s mutual predecessor) and when their current term expires.

Name	Position(s) Held With Georgetown-Federal	Age	Director Since	Current Term Expires
Robert E. Balletto	President, Chief Executive Officer and Director	55	2004	2014
Keith N. Congdon	Director	50	2007	2013
Anthony S. Conte, Jr.	Director	46	2000	2015
Stephen L. Flynn	Director	56	2001	2014
Thomas L. Hamelin	Director	55	2000	2014
Marybeth McInnis	Director	49	2007	2015
J. Richard Murphy	Director	67	2008	2014
Kathleen R. Sachs	Director	60	2007	2013
Richard F. Spencer	Director	68	1999	2013
David A. Splaine	Director	52	2007	2013
Mary L. Williams	Director	59	2005	2015
Robert T. Wyman	Director	47	2007	2013
John H. Yeaton	Director	41	2007	2015

The Business Background of Our Directors and Executive Officers

The business experience for the past five years of each of our directors and executive officers is set forth below.  With respect to directors, the biographies also contain information regarding the person’s experience, qualifications, attributes or skills that caused the Nominating Committee and the board of directors to determine that the person should serve as a director.  Each director is also a director of Georgetown Savings Bank and Georgetown Bancorp, MHC.  Unless otherwise indicated, directors and executive officers have held their positions for the past five years.

All of our directors are residents of the communities served by Georgetown-Federal and Georgetown Savings Bank and many of such individuals have operated, or currently operate, businesses located in such communities.  As a result, each director has significant knowledge of the businesses that operate in our market area, an understanding of the general real estate market, values and trends in such communities and an understanding of the overall demographics of such communities.  Additionally, as residents of such communities, each director has direct knowledge of the trends and developments occurring in such communities.  As the proposed holding company for a community banking institution, we believe that the local knowledge and experience of our directors will assist us in assessing the credit and banking needs of our customers, developing products and services to better serve our customers and assessing the risks inherent in our lending operations, and provides us with greater business development opportunities.  As local residents, our directors are also exposed to the advertising, product offerings and community development efforts of competing institutions which, in turn, assists us in structuring our marketing efforts and community outreach programs.

Directors

Robert E. Balletto has been employed with Georgetown Savings Bank since 1982 and has served as Chief Executive Officer since 1988.  In July 2004, Mr. Balletto was elected to the Board of Directors of Georgetown Savings Bank and was also appointed President.  Mr. Balletto has over 33 years experience in the banking industry. As Chief Executive Officer, Mr. Balletto’s experience in leading Georgetown-Federal and Georgetown Savings Bank and his responsibilities for the strategic direction and management of Georgetown-Federal’s day-to-day operations, bring broad industry and specific institutional knowledge and experience to the Board of Directors.

Keith N. Congdon is the President and owner of Ambrosi Donahue Congdon & Co., P.C., a certified public accounting firm based in Newburyport, Massachusetts. Prior to joining Ambrosi Donahue Congdon, Mr. Congdon began his career with Coopers & Lybrand (now PricewaterhouseCoopers) as an auditor of publicly traded companies.  He later joined The Stackpole Corporation in Boston, Massachusetts as a corporate officer and was actively involved in the initial public offering on the Toronto Stock Exchange of Stackpole Limited, a wholly-owned subsidiary as well as the divestiture of a number of U.S. subsidiaries.  With over 28 years of extensive experience in both private industry and public accounting, Mr. Congdon currently provides tax, accounting and auditing services for closely-held businesses and their shareholders, primarily in manufacturing, technology and service industries.  As a certified public accountant and Chairman of the Board’s Audit Committee, Mr. Congdon brings to the Board of Directors his valuable experience in dealing with accounting principles, internal controls and financial reporting rules and regulations.

Anthony S. Conte, Jr. is the owner of Conte Funeral Homes, Inc., located in North Andover, Andover, Newburyport and Georgetown, Massachusetts. Mr. Conte’s 22 years of experience as owner and manager of his own company bring valuable business and leadership skills and financial acumen to the Board in furtherance of the Board’s objective of maintaining a membership of experienced and dedicated individuals with diverse backgrounds, perspectives, skills, and other qualities that are beneficial to Georgetown-Federal.

Stephen L. Flynn is the President and owner of Nunan Florist and Greenhouse, Inc., located in Georgetown, Massachusetts. Mr. Flynn’s 27 years of experience as owner and manager of his own company bring valuable business and leadership skills and financial acumen to the Board in furtherance of the Board’s objective of maintaining a membership of experienced and dedicated individuals with diverse backgrounds, perspectives, skills, and other qualities that are beneficial to Georgetown-Federal.

Thomas L. Hamelin has been a mechanical engineer for Varian Semiconductor Equipment Associates, a semi-conductor manufacturing firm, located in Gloucester, Massachusetts, since October 2010. Prior to that, Mr. Hamelin was a mechanical engineer for Tokyo Electron, a semi-conductor manufacturing firm, located in Beverly and Billerica, Massachusetts, since March 1998. Mr. Hamelin’s 34 years of experience in the engineering field with large manufacturing firms, combined with his leadership skills, bring a unique perspective to the Board in furtherance of the Board’s objective of maintaining a membership of experienced and dedicated individuals with diverse backgrounds, perspectives, skills, and other qualities that are beneficial to Georgetown-Federal.

Marybeth McInnis, Esquire owns McInnis Law Offices, a boutique law firm located in North Andover, Massachusetts, that has provided full-service estate planning services to the Merrimack Valley for more than 45 years. The firm specializes in counseling individuals and families at all asset and income levels with estate, business, tax, charitable and long-term care planning. Ms. McInnis is actively involved with many local charitable organizations and has served on the Board of Trustees of Merrimack College since July of 2008 and the Board of Trustees of the James W. O’Brien Foundation, Inc., since June of 2000. As an experienced attorney, Ms. McInnis brings to the Board a unique and valuable perspective on legal and legal-related issues that may arise in the operations and management of Georgetown-Federal and Georgetown Savings Bank.

J. Richard Murphy is the President and Managing Director of Grey Rock Partners, LLC located in Boston, Massachusetts. Grey Rock Partners, LLC offers Corporate Advisory Services to mid-sized privately held companies and their owners. Grey Rock’s services include mergers and acquisitions (both sell-side and buy-side representations), the placement of senior and mezzanine debt, corporate divestiture, and strategic consulting centered on maximizing shareholder value. With his extensive financial experience in mergers and acquisitions and other transactions centered on maximizing shareholder value and more than 26 years of prior banking experience, including three years as a Chief Executive Officer of a $1.4 billion, 22 branch commercial bank, Mr. Murphy provides the Board with valuable insight on these and others matters that are beneficial to Georgetown-Federal in evaluating potential strategic transactions, in furtherance of the Board’s objective of maintaining a membership of experienced and dedicated individuals with diverse backgrounds, perspectives, skills, and other qualities that are beneficial to Georgetown-Federal.

Kathleen R. Sachs, CFP is the founder and a principal of Sachs Financial Planning, a financial planning firm.  Ms. Sachs also teaches risk management at Merrimack College. With her extensive financial experience in insurance, investments and risk management, Ms. Sachs provides the Board with valuable insight on these and others matters that are central to the operations of Georgetown Savings Bank in furtherance of the Board’s objective of maintaining a membership of experienced and dedicated individuals with diverse backgrounds, perspectives, skills, and other qualities that are beneficial to Georgetown-Federal.

Richard F. Spencer retired as Chief of Police for the town of Georgetown, Massachusetts in July 2002. As a well known community leader and long-time resident of Georgetown Savings Bank’s market area, Mr. Spencer brings a unique perspective to the Board on community issues affecting Georgetown Savings Bank and residents of Georgetown Savings Bank’s market area.

David A. Splaine is a partner in Ellis Insurance Agency, Inc. located in York, Maine and Portsmouth, New Hampshire.  He is also currently a partner in a consulting firm, specializing in the sports industry.  From 2001 to 2006 he served as Senior Vice President of Sales for the TDBank Garden and Boston Bruins.  Prior experience includes senior lending positions at Fleet Bank (now Bank of America).  He has served as a director of the Boston Celtics Limited Partnership (NYSE), and is currently a director of several private companies. Mr. Splaine’s extensive business experience in a range of industries and disciplines, combined with his leadership skills, knowledge of our market, and sensitivity to the economy, brings valuable insight and individual qualities to our Board in furtherance of the Board’s objective of maintaining a membership of experienced and dedicated individuals with diverse backgrounds, perspectives, skills, and other qualities that are beneficial to Georgetown-Federal.

Mary L. Williams has been employed since June 2002 at North Shore Community College providing budget management for institutional federal grants and the College’s Public Policy Institute. She also served as the Director of EdLink and coordinated development of a five-year strategic plan for the College. Prior to that and until June 2002, she was Vice President of Administration and Finance for Massachusetts College of Art. Ms. Williams’ extensive experience in higher education and management, combined with her leadership skills, knowledge of our market, and financial management experience, brings valuable insight and individual qualities to our Board in furtherance of the Board’s objective of maintaining a membership of experienced and dedicated individuals with diverse backgrounds, perspectives, skills, and other qualities that are beneficial to Georgetown-Federal.

Robert T. Wyman, Esquire is an attorney and partner at the law firm Wyman & Barton, LLC, of Andover and Chelmsford, Massachusetts, representing clients in the areas of civil and criminal litigation, real estate litigation and real estate conveyance. As an experienced attorney, Mr. Wyman brings to the Board a unique and valuable perspective on legal and legal-related issues that may arise in the operations and management of Georgetown-Federal and Georgetown Savings Bank.

John H. Yeaton has been employed since July 2010 by Quest Diagnostics as Controller for the Cambridge, Massachusetts Business Unit.  Prior to joining Quest Diagnostics Mr. Yeaton was the director of financial planning and analysis for the products division and controller for the pharmaceuticals business unit for Fresenius Medical Care North America of Waltham, Massachusetts, an $8.0 billion company that operates the nation’s largest network of dialysis clinics. In August 2011, Mr. Yeaton became a Certified Public Accountant, licensed in the State of New Hampshire. Mr. Yeaton’s extensive business experience in a range of industries and disciplines, combined with his leadership skills, knowledge of our market, and financial analysis experience, brings valuable insight and individual qualities to our Board in furtherance of the Board’s objective of maintaining a membership of experienced and dedicated individuals with diverse backgrounds, perspectives, skills, and other qualities that are beneficial to Georgetown-Federal.

Executive Officers Who are Not Directors

Joseph W. Kennedy began employment with Georgetown Savings Bank in 1999 as Vice President and Chief Financial Officer.  Mr. Kennedy has served as Senior Vice President and Chief Financial Officer since January 2004 and Treasurer since April 2003. In October 2006, Mr. Kennedy was elected as Corporate Secretary for Georgetown-Federal and Georgetown Savings Bank.  Prior to joining Georgetown Savings Bank, Mr. Kennedy served as Chief Financial Officer for National Grand Bank of Marblehead, Massachusetts for four years and Ipswich Savings Bank, Ipswich, Massachusetts for eight years. Both companies were stock institutions.

Philip J. Bryan began employment with Georgetown Savings Bank in October 2010 as Senior Vice President/Retail Lending Officer. Mr. Bryan was promoted to Senior Vice President and Chief Lending Officer in April 2011. From October 2009 to October 2010 Mr. Bryan was actively managing a business venture with his wife, which is still in operations today.  Prior to that, Mr. Bryan served as Senior Vice President/Retail Lending Officer for Metro Credit Union, Chelsea, Massachusetts from 2005 to 2009.  He also served as Senior Vice President and State Manager of Small Business Lending for TD Banknorth from 2002 to 2005.

Board Independence

The Board of Directors has determined that, except for Mr. Balletto, each member of the Board of Directors is an “independent director” within the meaning of Rule 5600(a)(2) of the Nasdaq corporate governance requirements.  Mr. Balletto is not considered independent because he serves as an executive officer of Georgetown-Federal.

In determining the independence of the independent directors, the Board of Directors reviewed the following transactions, which are not required to be reported under “—Transactions With Certain Related Persons,” below:

Loans made in the normal course of business with Georgetown Savings Bank:

Director	Total Potential/ Outstanding Loan Balances as of December 31, 2011

Anthony S. Conte Jr.	$2,266,001
Stephen L. Flynn	1,516,363
Richard F. Spencer	4,000
John H. Yeaton	307,438
Thomas L. Hamelin	150,000
Mary L. Williams	40,189
Kathleen R. Sachs	40,000
Total	$4,323,991

Sales of merchandise to Georgetown Savings Bank:

Director	Sales for the year ended December 31, 2011

Stephen L. Flynn	$2,669

Transactions With Certain Related Persons

All transactions between Georgetown-Federal and its executive officers, directors, holders of 10% or more of the shares of its common stock and affiliates thereof, are on terms no less favorable to Georgetown-Federal than could have been obtained by it in arm’s-length negotiations with unaffiliated persons.  Such transactions must be approved by the Audit Committee of Georgetown-Federal following a review for potential conflicts of interest.  In the ordinary course of business, Georgetown Savings Bank makes loans available to its directors, officers and employees.  These loans are made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to Georgetown Savings Bank.  These loans neither involve more than the normal risk of collectibility nor present other unfavorable features.

Section 402 of the Sarbanes-Oxley Act of 2002 generally prohibits an issuer from: (1) extending or maintaining credit; (2) arranging for the extension of credit; or (3) renewing an extension of credit in the form of a personal loan for an officer or director.  There are several exceptions to this general prohibition, one of which is applicable to Georgetown-Federal.  Section 402 of the Sarbanes-Oxley Act of 2002 does not apply to loans made by a depository institution that is insured by the Federal Deposit Insurance Corporation and is subject to the insider lending restrictions of the Federal Reserve Act.  All loans to Georgetown Savings Bank’s directors and officers are made in conformity with the Federal Reserve Act and applicable regulations.

Executive Compensation

The Board of Directors’ philosophy is to align executive compensation with the interests of its stockholders and to determine appropriate compensation levels that will enable it to meet the following objectives:

•                                          To attract, retain and motivate an experienced, competent executive management team;

•                                          To reward the executive management team for the enhancement of shareholder value based on annual earnings performance and the market price of Georgetown-Federal’s stock;

•                                          To provide compensation rewards that are adequately balanced between short-term and long-term performance goals;

•                                          To encourage ownership of Georgetown-Federal’s common stock through stock-based compensation; and

•                                          To maintain compensation levels that are competitive with other financial institutions and particularly those in Georgetown-Federal’s peer group based on asset size and market area.

The Board of Directors considers a number of factors in its decisions regarding executive compensation and benefits including, but not limited to, the level of responsibility and performance of the individual executive officer, the overall performance of Georgetown-Federal, and consideration of industry, community bank peers and local market conditions. Base salary levels of Georgetown-Federal’s and Georgetown Savings Bank’s executive officers are set to reflect the duties and responsibilities inherent in the position and to reflect competitive conditions in the banking business in Georgetown-Federal’s market area. In setting base salaries, the Board of Directors also considers a number of factors relating to each executive officer, including individual performance, job responsibilities, experience level, ability and the knowledge of the position, and overall performance of Georgetown-Federal and the Georgetown Savings Bank.  These factors are considered subjectively, and where possible quantitatively, and are weighted partially by those aspects deemed more significant than others.  Such a weighting of these evaluation factors will vary from year to year in response to the strategic plan and current market conditions. The Board of Directors also considers the recommendations of the Chief Executive Officer with respect to the compensation of the other executive officers.  The Board of Directors and the Chief Executive Officer review the same information in connection with these performance evaluations and related recommendations of these executives.

The Board of Directors increased the base salary levels of Messrs. Balletto, Kennedy and Bryan by $5,849, $3,840 and $4,650, respectively, in the year ended December 31, 2011.

The compensation committee did not use a compensation consultant in determining director or executive officer compensation for the year ended December 31, 2011.

Summary Compensation Table

The following table sets forth for the years ended December 31, 2011 and December 31, 2010 certain information as to the total remuneration paid by Georgetown-Federal to Mr. Balletto, who serves as President and Chief Executive Officer, Mr. Kennedy, Georgetown-Federal’s Senior Vice President and Chief Financial Officer and Treasurer, and Mr. Bryan, Georgetown Savings Bank’s Senior Vice President and Chief Lending Officer (“Named Executive Officers”).

SUMMARY COMPENSATION TABLE
Name and principal position	Year Ended	Salary ($)	Bonus ($)	Stock awards ($) (1)	Option awards ($) (1)	Non-equity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($) (2)	Total ($)

Robert E. Balletto,	December 31, 2011	188,151	—	30,875	14,440	3,320	—	66,209	302,995
President and	December 31, 2010	184,462	—	26,000	10,650	52,296	—	62,770	336,178
Chief Executive
Officer

Joseph W. Kennedy,	December 31, 2011	128,000	—	19,500	9,120	9,387	—	44,512	210,519
Senior Vice President	December 31, 2010	126,098	2,522	15,600	6,390	26,932	—	41,945	219,487
and Chief Financial
Officer and Treasurer

Philip J. Bryan,	December 31, 2011	150,788	5,000	9,750	4,560	2,211	—	1,788	174,097
Senior Vice President	December 31, 2010	24,769	—	—	—	—	—	—	24,769
and Chief Lending
Officer, Georgetown
Savings Bank

(1)          Reflects the aggregate grant date fair value of restricted stock or option awards granted during the applicable fiscal year.  The value is the amount recognized for financial statement reporting purposes in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718.  The assumptions used in the valuation of these awards are included in Notes 2 and 13 to Georgetown-Federal’s audited financial statements for the years ended December 31, 2011 and 2010 as included in our Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the Securities and Exchange Commission.

(2)          Consists of the following payments:

Officer	Year Ended	401(k) Plan ($)	Employee Stock Ownership Plan ($)	Term Life Insurance from Endorsement Agreement ($)	Executive Owned Life Insurance ($)	Executive Disability Insurance ($)	Club Membership Dues ($)

Robert E. Balletto	December 31, 2011	13,559	9,124	8,300	31,350	1,076	2,800
	December 31, 2010	12,329	4,415	7,300	31,350	1,076	6,300

Joseph W. Kennedy	December 31, 2011	8,408	6,304	2,810	26,338	652	—
	December 31, 2010	9,073	3,396	2,520	26,338	618	—

Philip J. Bryan	December 31, 2011	1,788	—	—	—	—	—
	December 31, 2010	—	—	—	—	—	—

Benefit Plans

401(k) Plan.  Georgetown Savings Bank maintains the Savings Bank Employee Retirement Association (SBERA) 401(k) Plan, which is a qualified, tax-exempt profit sharing plan with a salary deferral feature under Section 401(k) of the Code (the “401(k) Plan”).  All employees who have attained age 21 and have completed one year of employment during which they worked at least 1,000 hours are eligible to participate.  Under the 401(k) Plan, participants are permitted to make salary reduction contributions up to the lesser of 75% of compensation or $17,000 (as indexed annually).  For these purposes, “compensation” includes wages reported on federal income tax form W-2, with all pre-tax contributions added, but does not include compensation in excess of the tax law limits. Georgetown Savings Bank will make a matching contribution, equal to 50% of the employee’s contribution.  The matching contribution will not exceed 3% of an employee’s salary.  In addition, Georgetown Savings Bank will contribute an additional amount to participant accounts equal to at least 3% of the participant’s compensation. All employee and employer contributions and earnings thereon are fully and immediately vested. A participant may withdraw salary reduction contributions in the event the participant suffers a financial hardship.  The 401(k) Plan permits loans to participants.  The 401(k) Plan permits employees to direct the investment of their own accounts into various investment options.  Participants are entitled to benefit payments upon termination of employment due to normal retirement, early retirement at or after age 59½, disability or death.  Benefits will be distributed in the form of lump sum or installment payments.  Georgetown Savings Bank has established an employer stock fund in the 401(k) Plan so that participants can acquire an interest in the common stock of Georgetown-Federal through their accounts in the 401(k) Plan.

Incentive Compensation Plan.  Georgetown Savings Bank maintains an incentive compensation plan to provide incentives and awards to employees in order to support Georgetown Savings Bank’s organizational objectives and financial goals. Full-time and part-time employees employed for a minimum of six continuous months during the plan year are eligible to participate in the incentive compensation plan.  Eligible participants who have been employed by Georgetown Savings Bank for less than one year may receive a prorated incentive award.  The award is calculated based on the achievement of company-wide, department and individual goals, the mix and weighting of which will vary from year to year and which are approved annually by the Board of Directors. Distribution of the incentive award is generally made within 30 days of the end of the plan year. Employees whose performance level does not meet expectations may not be eligible for an incentive payout.

For the year ended December 31, 2011, Mr. Balletto’s plan provided for a target bonus of $33,867, or 18% of his current salary, with the following performance categories: (i) achievement of a return-on-assets (ROA) target; and (ii) achievement of an efficiency ratio target.  For the year ended December 31, 2011, Mr. Kennedy’s plan provided for a target bonus of $14,080, or 11% of his current salary, with the following performance categories: (i) achievement of an ROA target; (ii) achievement of a net interest margin percentage; and (iii) achievement of a non-interest expense level.  For the year ended December 31, 2011, Mr. Bryan’s plan provided for a target bonus of $16,578, or 11% of his current salary, with the following performance categories: (i) achievement of an ROA target; (ii) achievement of a mortgage banking income target; and (iii) achievement of a core interest rate spread (as defined) target.

Employment Agreements. Georgetown Savings Bank has entered into employment agreements with Messrs. Balletto and Kennedy, which agreements were amended and restated in April 2012.  Each of these agreements has a term of 36 months.  On an annual basis, the Board of Directors of Georgetown Savings Bank will conduct a performance review of Mr. Balletto’s performance and Mr. Balletto, as President and Chief Executive Officer, will conduct a performance review of Mr. Kennedy’s performance, which shall be further reviewed by the Board of Directors.  At least six months prior to the expiration of the term of the employment agreements, the Board of Directors will review each executive’s performance for purposes of determining whether to renew the agreements for an additional term of up to three years.  The Board’s decision whether or not to renew each agreement will be provided in a written notice to the applicable executive at least 60 days prior to the expiration of the term.

Under the agreements, the base salaries for Messrs. Balletto and Kennedy are $194,000 and $131,840, respectively.  In addition to the base salary, each agreement provides for, among other things, participation in other benefits as provided to other full time employees of Georgetown Savings Bank.  The agreements also acknowledge that the executives and Georgetown Savings Bank have entered into endorsement split dollar agreements with the executives with a pre-retirement death benefit of $2.0 million for Mr. Balletto and $1.0 million for Mr. Kennedy.  The employment agreements require Georgetown Savings Bank to make a tax-adjusted compensation payment towards the purchase of a life insurance policy to be owned by the executive with a death benefit of $1.0 million.

In addition, the agreements provide for reimbursement of ordinary and necessary business expenses, incurred in connection with the performance of the duties under the respective agreements and subject to the approval of the Board of Directors of Georgetown Savings Bank.

The agreements provide for termination by Georgetown Savings Bank for cause at any time, in which event the executive will have no right to receive compensation or other benefits for any period after termination.  In the event the executive’s employment is terminated by Georgetown Savings Bank for any reason, including a resignation for good reason (as defined in the employment agreements), but excluding termination due to retirement or disability or for cause or for termination following a change in control, the executive would be entitled to a payment equal to two times, in the case of Mr. Balletto, and one times, in the case of Mr. Kennedy,  the sum of the highest annual rate of base salary, as well as the continuation of life insurance (including coverage under the endorsement split dollar agreement), medical and dental insurance coverage for two years in the case of Mr. Balletto and one year in the case of Mr. Kennedy.  In addition, the executive would be entitled to a cash payment equal to two times, in the case of Mr. Balletto, and one times in the case of Mr. Kennedy, the tax-adjusted compensation payment towards the individually-owned life insurance policy.  The executive would also fully vest in all non-vested stock options and/or restricted stock that have been granted to him.  In the event such termination occurs following a change in control, each executive would be entitled to the payment of a cash severance payment equal to three times his highest annual rate of base salary and three times the tax-adjusted compensation payment towards individually-owned life insurance.  The executive would also fully vest in all non-vested stock options and/or restricted stock that have been granted to him.  For purposes of the executive’s ability to resign and receive a payment under the agreement, “good reason” would include the occurrence of any of the following events: (i) a failure to elect or reelect or to appoint or reappoint the executive to the executive position; (ii) a substantial adverse and material change in executive’s function, duties or responsibilities, (iii) a material reduction to base salary and benefits, from those being provided as of the effective date of the employment agreement (except for any reduction that is part of an employee-wide reduction in benefits), (iv) a relocation of executive’s principal place of employment more than 25 miles from Georgetown Savings Bank’s principal executive offices as determined at the date of the agreement, (v) a liquidation or dissolution of Georgetown Savings Bank, (vi) a material breach of the employment agreement by Georgetown Savings Bank, or (vii) the failure of the Board to renew the employment agreement or provide a similar employment agreement at the end of the current term by issuing a non-renewal notice to the executive no later than 60 days before the end of the term.  If an event constituting “good reason” occurs, the executive is required to give Georgetown Savings Bank notice within 90 days (15 days if the good reason is non-renewal of the agreement), and Georgetown Savings Bank will have 30 days to correct the good reason, however, the 30 day period may be waived by Georgetown Savings Bank.

Notwithstanding the foregoing, as a condition to receiving the payments set forth above, Messrs. Balletto and Kennedy shall be required to execute a release of claims against Georgetown Savings Bank, Georgetown-Federal and any affiliate.  If the payments to either executive under their respective agreements made in connection with a change in control would result in an excess parachute payment under Section 280G of the Internal Revenue Code, the benefits payable to such executive would be reduced to avoid the excess parachute payment. The reduction would be up to an amount, the value of which results in a benefit that is one dollar less than the amount that would trigger an excess parachute payment.

In the event that their employment was terminated for a reason entitling them to severance payments under the employment agreements, Messrs. Balletto and Kennedy would receive an aggregate cash severance payment of approximately $450,700 and $158,178, respectively, if the event of termination occurred prior to a change in control and $676,050 and $474,535, respectively, if the termination occurred following a change in control, based upon current levels of compensation, subject to reduction to avoid an excess parachute payment, if applicable. The cash severance payment will be paid within 30 days of termination.

Under each employment agreement, if an executive is terminated due to disability (as defined in his  employment agreement), he will be entitled to continued life insurance and non-taxable medical and dental coverage substantially comparable to the coverage maintained prior to termination due to disability (except to the extent such coverage is changed for all employees or not available on an individual basis following disability) until the earlier of:  (i) the executive’s return to full-time employment with Georgetown Savings Bank; (ii) the executive’s employment by another employer; (iii) the executive’s attainment of age 65; (iv) the executive’s death, or (v) 24 months following the executive’s termination due to disability.

Upon retirement at age 65 or in accordance with any retirement policy established by the Board of Directors and agreed to, in writing, by the executive, the executive will be entitled to benefits under such retirement policy and other plans to which he is a party but shall not be entitled to any benefit payments specifically as a result of the employment agreement.

Each employment agreement requires the executive not to compete with Georgetown Savings Bank for a period of one year following a termination of employment for which the executive receives severance payments as the result of an involuntary termination or resignation for good reason (other than a termination of employment following a change in control).

In addition, New Georgetown has entered into three-year employment agreements with Messrs. Balletto and Kennedy, on substantially the same terms as the employment agreements with Georgetown Savings Bank, except as follows.  The agreements with New Georgetown will not have an automatic reduction in benefits in the event of an excess parachute payment.  In addition, certain regulatory requirements that are only required to be included in employment agreements between the executives and Georgetown Savings Bank, have not been included in the employment agreements with New Georgetown.  The New Georgetown employment agreements will not provide duplicative benefits, but rather, reinforce the obligation of Georgetown Savings Bank by providing for the payments required under the employment agreements to the extent that such payments are not or cannot be made by Georgetown Savings Bank.  The New Georgetown employment agreements will become effective upon the completion of the conversion and offering.

Supplemental Disability Benefit Plan for Senior Executives.   In connection with the restatement of the Georgetown Savings Bank employment agreements in April 2012, Georgetown Savings Bank entered into a supplemental disability benefit plan for the benefit of Messrs. Balletto and Kennedy.   A similar benefit had previously been provided under the executives’ prior employment agreements but was removed in the 2012 employment agreements and incorporated into a separate plan document. Under this plan, in the event the executive suffers a disability covered under the plan, the executive will be entitled to 66% of the sum of their base salary and average bonus paid over the last 36 months, reduced by (x) the maximum disability benefit paid or expected to be paid to the executive under the group disability benefit program sponsored by Georgetown Savings Bank and (y) any disability benefit paid or expected to be paid under any disability insurance plan purchased by the executive with a payment from Georgetown Savings Bank.  In the event that the disability policy identified in “(x)” or “(y)” fails to pay a disability benefit to the executive that would be expected to be paid under said policy or program, Georgetown Savings Bank generally will not be liable to pay such benefit under this plan but will only be liable for payment of the disability benefit as determined under the formula set forth above.  The compensation committee of Georgetown Savings Bank will be the administrator of the plan.  The compensation committee shall determine, with objective medical input, whether an executive is disabled.  For these purposes, disability (or disabled) means that the executive has suffered a disability as defined in the Georgetown Savings Bank’s group disability policy.

Change in Control Agreement.  Georgetown Savings Bank has entered into a change in control agreement with Philip J. Bryan.  The change in control agreement has a term of 12 months.  Subject to a comprehensive review by the President and Chief Executive Officer of Georgetown Savings Bank within 30 days prior to the anniversary date of the agreement and his recommendation of renewal to the Board of Directors, the agreement may be renewed by the Board of Directors for an additional 12 months.  If the Board of Directors determines not to renew the agreement and gives Mr. Bryan timely written notice of non-renewal, the change in control agreement will terminate on the anniversary date. Notwithstanding the foregoing, if the change in control agreement is in effect on the effective date of a change in control, the agreement will automatically renew on such date and will expire 12 months following the change in control.

In the event of a change in control (as defined in the agreement) followed by the Mr. Bryan’s involuntary termination of employment (other than for cause) or his resignation for good reason, Mr. Bryan will receive a cash severance payment equal to one times his annual base salary, provided that, in the event that the payment under the change in control agreement when aggregated with other payments to which Mr. Bryan would be entitled as the result of a change in control would constitute parachute payments and trigger an excise tax on the excess parachute payment, then the payment under the change in control agreement would be reduced to avoid this result.  Under the change in control agreement, “good reason” would include any of the following events: (i) the failure to elect or reelect or appoint or reappoint Mr. Bryan to his executive position, unless consented to by Mr. Bryan; (ii) a substantial adverse and material change in Mr. Bryan’s function, duties and responsibilities; (iii) a substantial and material reduction in his annual compensation or benefits from those being provided immediately prior to the change in control (except for any reduction that is part of an employee-wide reduction in pay or benefits); (iv) a liquidation or dissolution of Georgetown Savings Bank; (v) a relocation of his principal place of employment by more than 25 miles from its location immediately prior to the change in control, or (vi) a material breach of the change in control agreement by  Georgetown Savings Bank.  In the event Mr. Bryan has good reason to terminate, he must give notice of his resignation for good reason within 90 days of the initial event that giving rise to the right to terminate and Georgetown Savings Bank, or its successor, and Georgetown Savings Bank, or its successor, will have 30 days to cure the good reason, provided that such 30-day period may be waived by Georgetown Savings Bank, or its successor.

In the event Mr. Bryan’s termination occurs following a change in control under circumstances that would entitle him to a benefit under the change in control agreement, he would be entitled to a severance payment of approximately $159,650 if such termination were to occur in 2012.

Supplemental Retirement Plan. Georgetown Savings Bank previously adopted an Executive Supplemental Retirement Agreement for Messrs. Balletto and Kennedy.  Effective June 30, 2008, Georgetown Savings Bank restructured the individual Executive Supplemental Retirement Agreements by establishing a Supplemental Retirement Plan. Like its predecessor, the Supplemental Retirement Plan is a non-tax-qualified, deferred compensation plan. The Supplemental Retirement Plan has been written to comply with Section 409A of the Internal Revenue Code. Messrs. Balletto and Kennedy are the only participants in the Supplemental Retirement Plan. Each participant is required to enter into a participation agreement evidencing his participation in the plan.

Each executive will receive the normal retirement benefit under the Supplemental Retirement Plan if he remains employed with Georgetown Savings Bank until he attains age 65 or has a separation from service within two years of a change in control. The normal retirement benefit is a lump sum amount that is the actuarial equivalent of an annual lifetime benefit of 45% of the executive’s final average compensation, multiplied by a fraction, the numerator of which is the executive’s years of employment with Georgetown Savings Bank and the denominator of which is 23.  The executive’s final average compensation is based on the three fiscal years of the last five fiscal years of employment with Georgetown Savings Bank in which the executive’s base salary and bonus was the highest. If the executive has a separation from service prior to age 65 (other than due to death, disability or cause), the executive is entitled to his accrued annuity benefit calculated in the manner set forth above, and if applicable multiplied by the executive’s vesting rate set forth in his participation agreement.  If the executive is less than age 62 at the time of commencement of the supplemental benefit, his benefit will be further reduced by 5% per year for each year prior to age 62 that the benefit payment commences.

If the executive dies prior to attaining age 65, while employed by Georgetown Savings Bank, the executive’s beneficiary will be entitled to a death benefit equal to the present value of executive’s accrued annuity benefit as of executive’s date of death, without any pre-retirement reductions.  In the event of the executive’s disability while employed at Georgetown Savings Bank, the executive will be entitled to a disability benefit, payable commencing at age 65 (unless an alternative commencement time is elected by the executive) as if executive had continued to work until age 65 and assuming that executive’s base salary increased 5% per year for each year until age 65.  Each executive entered into an election to have the disability benefit paid at the time of disability determination.

In the event of a change in control of Georgetown-Federal and/or the Georgetown Savings Bank followed within two years by executive’s involuntary termination of employment or voluntary termination for good reason, the executive will be entitled to a supplemental benefit calculated as if the executive had attained age 65 and his base salary had increased 5% per year until such time; provided, however, the benefit will be reduced, if necessary, to avoid an excess parachute payment under Section 280G of the Internal Revenue Code.

Georgetown-Federal accrued $111,000 and $112,000 in compensation expense for the years ended December 31, 2011 and December 31, 2010, respectively, towards the benefit applicable to these agreements for Messrs. Balletto and Kennedy.

Endorsement Split Dollar Death Benefits.  In January 2002, in conjunction with the adoption of the Executive Supplemental Retirement Agreement, Georgetown Savings Bank adopted collateral assignment Split Dollar Plan Agreements with the two executives covered by the Executive Supplemental Retirement Plan.  As the result of both the Sarbanes-Oxley Act of 2002 and recent tax law changes, including the enactment of Section 409A of the Internal Revenue Code, Georgetown Savings Bank determined that it was in the best interest of Georgetown Savings Bank to unwind the collateral assignment equity split dollar agreements by having the executives transfer the life insurance policies in their name to Georgetown Savings Bank.  In consideration for the termination of this agreement and policy transfer, effective June 30, 2008, Georgetown Savings Bank entered into endorsement split dollar life insurance agreements with each of Messrs. Balletto and Kennedy providing additional death benefits during employment and in limited circumstances thereafter, and also agreed to compensate the executives for their purchase of individually-owned life insurance policies that are intended to survive termination of employment (more fully discussed above under “Employment Agreements”).  Under the endorsement split dollar agreements, each executive (or his designated beneficiary) is entitled to share in the proceeds under a life insurance policy owned by Georgetown Savings Bank in the event of his death prior to termination of employment (or, in the event of a change in control, in the event of his death within 36 months of the change in control).  In addition, in the event of the executive’s involuntary termination of employment by Georgetown Savings Bank or executive’s resignation for “good reason” (as defined in each executive’s employment agreement) executive shall continue to be covered by the endorsement split dollar agreement for 36 months following such termination of employment.  Under the endorsement split dollar life insurance agreements, the death benefit for Mr. Balletto is $2.0 million and for Mr. Kennedy is $1.0 million.

Stock Benefit Plans

Employee Stock Ownership Plan and Trust.  The Board of Directors of Georgetown Savings Bank has adopted an employee stock ownership plan.  Employees who are at least 21 years old with at least one year of employment with Georgetown Savings Bank are eligible to participate. The employee stock ownership plan trust has borrowed funds from Georgetown-Federal and used those funds to purchase 99,981 shares of Georgetown-Federal common stock.  Collateral for the loan is the common stock purchased by the employee stock ownership plan. The loan will be repaid principally from Georgetown Savings Bank discretionary contributions to the employee stock ownership plan over a remaining period of six years.  The loan documents provide that the loan may be repaid over a shorter period, without penalty for prepayments. The interest rate for the loan is a fixed rate of 8.0%.  Shares purchased by the employee stock ownership plan are held in a suspense account for allocation among participants as the loan is repaid.

Contributions to the employee stock ownership plan and shares released from the suspense account in an amount proportional to the repayment of the employee stock ownership plan loan will be allocated among employee stock ownership plan participants on the basis of compensation in the year of allocation. Benefits under the plan are vested at the rate of 20% per year, and will be fully vested upon completion of five years of credited service, with credit given to participants for three years of credited service with Georgetown Savings Bank’s mutual predecessor prior to the adoption of the plan.  A participant’s interest in his or her account under the plan fully vests in the event of termination of service due to a participant’s early or normal retirement, death, disability, or upon a change in control (as defined in the plan).  Vested benefits are payable in the form of common stock and/or cash. Georgetown Savings Bank’s contributions to the employee stock ownership plan are discretionary, subject to the loan terms and tax law limits.  Therefore, benefits payable under the employee stock ownership plan cannot be estimated.  Pursuant to ASC 718-40, Georgetown-Federal records compensation expense each year in an amount equal to the fair market value of the shares committed to be released from the suspense account.  In the event of a change in control, the employee stock ownership plan will terminate.

In connection with the conversion, the trustee for our existing employee stock ownership plan is expected to purchase, on behalf of the employee stock ownership plan, 8% of the shares of common stock sold in the offering.  We anticipate that the employee stock ownership plan will fund its stock purchase with a loan from New Georgetown equal to the aggregate purchase price of the common stock plus the remaining outstanding balance on the existing loan, which will be refinanced and consolidated with the new loan.  The loan will have a 15-year term and be repaid principally through Georgetown Savings Bank contribution to the employee stock ownership plan and dividends payable on common stock held by the employee stock ownership plan over the term of the loan.  The interest rate for the employee stock ownership plan loan is expected to be the prime rate of interest, determined as of the date of origination of the loan.  See “Pro Forma Data.”

The trustee will hold the shares purchased by the employee stock ownership plan in an unallocated suspense account, and shares will be released from the suspense account on a pro-rata basis as we repay the loan.  The trustee will allocate the shares released among participants on the basis of each participant’s proportional share of eligible plan compensation relative to all participants.

We reserve the right, subject to approval from the Board of Governors of the Federal Reserve System, to purchase shares of common stock in the open market following the offering in order to fund all or a portion of the employee stock ownership plan.

Equity Incentive Plan. The Board of Directors adopted and stockholders approved the Georgetown Bancorp, Inc. 2009 Equity Incentive Plan (the “Equity Incentive Plan”) in October 2009 to provide officers, employees and directors of Georgetown-Federal and Georgetown Savings Bank with additional incentives to promote the growth and performance of Georgetown-Federal. Most of the companies that we compete with for directors and management-level employees are public companies that offer equity compensation as part of their overall director and officer compensation programs.  The Equity Incentive Plan gives us the flexibility we need to continue to attract and retain highly qualified officers and directors by offering a competitive compensation program that is linked to the performance of our common stock.

Subject to permitted adjustments for certain corporate transactions, the Equity Incentive Plan authorizes the issuance or delivery to participants of up to 250,000 shares of Georgetown-Federal common stock pursuant to grants of restricted stock awards, incentive stock options, non-qualified stock options and stock appreciation rights; provided, however, that shares of stock used to fund stock options greater than 136,085 shares must be obtained through stock repurchases and shares of stock used to fund restricted stock awards greater than 54,434 shares must be obtained through stock repurchases.

Outstanding Equity Awards at Year End.  The following table sets forth information with respect to outstanding equity awards as of December 31, 2011 for the Named Executive Officers.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2011
	Option awards				Stock awards
Name	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)(1)

Robert E. Balletto	1,000	4,000 (2)	$6.72	2/22/2020	4,000 (2)	29,000
	—	4,750 (3)	$6.88	2/22/2021	4,750 (3)	34,438
Joseph W. Kennedy	600	2,400 (2)	$6.72	2/22/2020	2,400 (2)	17,400
	—	3,000 (3)	$6.88	2/22/2021	3,000 (3)	21,750
Philip J. Bryan	—	1,500 (3)	$6.88	2/22/2021	1,500 (3)	10,875

(1)          Based upon the $7.25 closing price per share of our common stock on December 30, 2011.

(2)          Represents option awards and stock awards granted February 22, 2010 that vest 20% per year over five years beginning February 22, 2011.

(3)          Represents option awards and stock awards granted February 22, 2011 that vest 20% per year over five years beginning February 22, 2012.

Directors’ Compensation

The following table sets forth for the year ended December 31, 2011 certain information as to the total remuneration paid to directors other than Mr. Balletto, who receives no compensation for being a director.

DIRECTOR COMPENSATION TABLE FOR THE YEAR ENDED DECEMBER 31, 2011
Name	Fees earned or paid in cash ($)	Stock awards ($)(1)	Option awards ($)(1)	Total ($)
Keith N. Congdon	13,600	3,926	1,818	19,344
Anthony S. Conte, Jr.	7,000	3,926	1,818	12,744
Stephen L. Flynn	22,100	3,926	1,818	27,844
Thomas L. Hamelin	8,850	3,926	1,818	14,594
Marybeth McInnis	10,550	3,926	1,818	16,294
J. Richard Murphy	11,950	3,926	1,818	17,694
Kathleen R. Sachs	18,350	3,926	1,818	24,094
Richard F. Spencer	10,200	3,926	1,818	15,944
David A. Splaine	23,700	3,926	1,818	29,444
Mary L. Williams	12,600	3,926	1,818	18,344
Robert T. Wyman	13,350	3,926	1,818	19,094
John H. Yeaton	10,450	3,926	1,818	16,194

(1)          Reflects the aggregate grant date fair value of 604 shares of restricted stock and 604 stock option awards granted to each director on February 22, 2011.  The value is the amount recognized for financial statement reporting purposes in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718.  The assumptions used in the valuation of these awards are included in Notes 2 and 13 to our audited financial statements for the year ended December 31, 2011 as included in our Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the Securities and Exchange Commission.  At December 31, 2011, each director had 208 vested but unexercised stock options, 1,021 unvested stock options and 1,021 unvested shares of restricted stock.

Each of the individuals who serve as a director of Georgetown-Federal serves as a director of Georgetown Savings Bank and earns director fees in that capacity, with the exception of Mr. Balletto, who receives no compensation for being a director. The Chairman of the Board receives a $10,000 annual retainer, paid quarterly and $500 per meeting attended. The Vice Chairman of the Board receives a $5,000 annual retainer, paid quarterly and $500 per meeting attended. All other directors of Georgetown Savings Bank receive a $3,200 annual retainer, paid quarterly and $400 per meeting attended. Each director serving on a Board of Directors’ committee is paid a fee of $250 per meeting attended, except for the Audit Committee for which the fee is $500 per meeting attended. The Chairman of each committee receives an additional $100 per meeting attended. For the year ended December 31, 2011, Georgetown Savings Bank paid a total of $162,700 in director fees.

Effect of the Conversion on Stock Benefit Plans

Pursuant to the terms of Georgetown Bancorp, MHC’s plan of conversion and reorganization, and by operation of law, the conversion will have the following effect on Georgetown-Federal’s plans that hold stock of Georgetown-Federal.

Equity Incentive Plan.  Upon completion of the conversion, the shares of Georgetown-Federal reserved for or held by the Equity Incentive Plan will be converted into shares of New Georgetown common stock based upon the exchange ratio.  The number of stock options and the exercise price of each stock option granted prior to the conversion will be adjusted by the exchange ratio to preserve, on a per share basis, the value that existed immediately before the conversion and, to the extent applicable, to retain incentive stock option status (if any) under the federal tax laws.  The duration, vesting schedule and other terms of the stock option grant will not be affected by the conversion.  The number of restricted stock awards granted prior to the conversion will be adjusted by the exchange ratio.

Employee Stock Ownership Plan.  Upon completion of the conversion, the shares held in the Employee Stock Ownership Plan will be converted into shares of New Georgetown common stock based upon the exchange ratio.  Following the conversion, distributions will be made in shares of New Georgetown common stock.  The other terms and conditions of the Employee Stock Ownership Plan will not be affected by the conversion.

401(k) Plan.  Similar to the Employee Stock Ownership Plan, upon completion of the conversion, the shares of Georgetown-Federal held as an investment option under the 401(k) Plan, will be converted into shares of New Georgetown common stock based upon the exchange ratio.  In addition, participants in the 401(k) Plan will have an opportunity to buy shares of New Georgetown with their account balances in the 401(k) Plan.  The other terms and conditions of the 401(k) Plan will not be affected by the conversion.

Benefits to be Considered Following Completion of the Conversion

Following the stock offering, we intend to adopt a new stock-based benefit plan that will provide for grants of stock options and restricted stock awards.  If adopted within 12 months following the completion of the conversion, the number of shares reserved for the exercise of stock options or available for stock awards under the stock-based benefit plan would generally be limited to 10% and 4% (such 4% to be reduced by amounts purchased in the stock offering by our 401(k) plan using its purchase priority in the subscription offering), respectively, of the shares sold in the stock offering, subject to adjustment as may be required by federal regulations or policy to reflect shares of common stock or stock options previously granted by Georgetown-Federal or Georgetown Savings Bank, so that the total shares reserved for stock options and restricted stock awards does not exceed 10% and 4%, respectively, of New Georgetown’s outstanding shares immediately after the conversion and offering.

The stock-based benefit plan will not be established sooner than six months after the conversion and if adopted within one year after the conversion would require the approval of a majority of the votes eligible to be cast by shareholders.  If the stock-based benefit plan is established after one year after the conversion, it would require the approval of our shareholders by a majority of votes cast.

The following additional restrictions would apply to our stock-based benefit plan only if the plan is adopted within one year after the conversion:

•                                          non-employee directors in the aggregate may not receive more than 30% of the options and restricted stock awards authorized under the plan;

•                                          any one non-employee director may not receive more than 5% of the stock options and restricted stock awards authorized under the plan;

•                                          any officer or employee may not receive more than 25% of the stock options and restricted stock awards authorized under the plan;

•                                          tax-qualified employee stock benefit plan and management stock benefit plan, in the aggregate, may not hold more than 10% of the shares sold in the offering, unless Georgetown Savings Bank has tangible capital of 10% or more, in which case any tax-qualified employee stock benefit plans and management stock benefit plans, may hold up to 12% of the shares sold in the offering;

•                                          the options and restricted stock awards may not vest more rapidly than 20% per year, beginning on the first anniversary of shareholder approval of the plan;

•                                          accelerated vesting is not permitted except for death, disability or upon a change in control of Georgetown Savings Bank or New Georgetown; and

•                                          our executive officers or directors must exercise or forfeit their options in the event that Georgetown Savings Bank becomes critically undercapitalized, is subject to enforcement action or receives a capital directive.

We have not determined whether we will present the stock-based benefit plan for shareholder approval prior to or more than 12 months after the completion of the conversion.  In the event either federal or state regulators change their regulations or policies regarding stock-based benefit plans, including any regulations or policies restricting the size of awards and vesting of benefits as described above, the restrictions described above may not be applicable.

We may obtain the shares needed for our stock-based benefit plans by issuing additional shares of common stock from authorized but unissued shares or through stock repurchases.

The actual value of the shares awarded under the stock-based benefit plan will be based in part on the price of New Georgetown’s common stock at the time the shares are awarded. The stock-based benefit plan is subject to shareholder approval, and cannot be implemented until at least six months after the offering.  The following tables present the total value of all shares that would be available for award and issuance under the stock-based benefit plan, assuming the shares are awarded when the market price of our common stock ranges from $8.00 per share to $14.00 per share.

Share Price	34,000 Shares Awarded at Minimum of Offering Range	40,000 Shares Awarded at Midpoint of Offering Range	46,000 Shares Awarded at Maximum of Offering Range	52,900 Shares Awarded at Maximum of Offering Range, As Adjusted
(In thousands, except share price information)

$ 8.00	$ 272	$ 320	$ 368	$ 423
10.00	340	400	460	529
12.00	408	480	552	635
14.00	476	560	644	741

The grant-date fair value of the options granted under the stock-based benefit plan will be based in part on the price of shares of common stock of New Georgetown at the time the options are granted.  The value also will depend on the various assumptions utilized in the option pricing model ultimately adopted.  The following table presents the total estimated value of the options to be available for grant under the stock-based benefit plan, assuming the market price and exercise price for the stock options are equal and the range of market prices for the shares is $8.00 per share to $14.00 per share.  The Black-Scholes option pricing model provides an estimate only of the fair value of the options, and the actual value of the options may differ significantly from the value set forth in this table.

Exercise Price	Grant-Date Fair Value Per Option	85,000 Options at Minimum of Offering Range	100,000 Options at Midpoint of Offering Range	115,000 Options at Maximum of Offering Range	132,250 Options at Maximum of Offering Range, As Adjusted
(In thousands, except exercise price and fair value information)

$ 8.00	$ 2.53	$ 215	$ 253	$ 291	$ 335
10.00	3.16	269	316	363	418
12.00	3.79	322	379	436	501
14.00	4.42	376	442	508	585

The tables presented above are provided for informational purposes only.  There can be no assurance that our stock price will not trade below $10.00 per share.  Before you make an investment decision, we urge you to read this proxy statement/prospectus carefully, including, but not limited to, the section entitled “Risk Factors” beginning on page 22.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table provides the beneficial ownership of shares of common stock of Georgetown-Federal held by our directors and executive officers, individually and as a group, and all individuals known to management to own more than 5% of our common stock as of April 30, 2012.  Unless otherwise indicated, each of the named individuals has sole voting power and sole investment power with respect to the number of shares shown.

Name of Beneficial Owner (1)	Total Shares Beneficially Owned	Percent of All Common Stock Outstanding (2)

Directors:
Robert E. Balletto	66,401 (3)	2.5%
Keith N. Congdon	11,977 (4)	*
Anthony S. Conte, Jr.	21,069 (5)	*
Stephen L. Flynn	3,585 (6)	*
Thomas L. Hamelin	12,146 (7)	*
Marybeth McInnis	8,098 (8)	*
J. Richard Murphy	6,185 (9)	*
Kathleen R. Sachs	3,710 (10)	*
Richard F. Spencer	2,835 (11)	*
David A. Splaine	27,585 (12)	1.0
Mary L. Williams	5,335 (13)	*
Robert T. Wyman	3,535 (14)	*
John H. Yeaton	2,595 (15)	*

Executive Officers Who are Not Directors:
Joseph W. Kennedy	29,419 (16)	1.1
Philip J. Bryan	3,616 (17)	*

All directors and executive officers as a group (15 persons)	208,091	7.7

Georgetown Bancorp, MHC 2 East Main Street Georgetown, Massachusetts 01833	1,527,487	56.7%

Georgetown Bancorp, MHC and all directors and executive officers as a group	1,735,578	64.4%

*	Less than 1%.
(1)	The address of all persons listed is: c/o Georgetown Bancorp, Inc., 2 East Main Street, Georgetown, Massachusetts 01833.
(2)	Based on 2,694,341 shares of common stock outstanding on April 30, 2012.
(3)

Includes 2,950 exercisable stock options, 13,250 shares of restricted stock over which Mr. Balletto has voting power, 1,242 shares owned by Mr. Balletto’s spouse, 36,127 shares owned through Georgetown Savings Bank’s 401(k) plan and 9,835 shares held by the Georgetown Savings Bank Employee Stock Ownership Plan.

(4)	Includes 618 exercisable stock options, 1,666 shares of restricted stock over which Mr. Congdon has voting power and 8,292 shares owned through an individual retirement account.
(5)	Includes 618 exercisable stock options, 1,666 shares of restricted stock over which Mr. Conte has voting power and 3,784 shares owned by Mr. Conte’s spouse.
(6)	Includes 618 exercisable stock options and 1,666 shares of restricted stock over which Mr. Flynn has voting power.
(7)	Includes 618 exercisable stock options, 1,666 shares of restricted stock over which Mr. Hamelin has voting power and 9,400 shares owned by a trust.
(8)	Includes 618 exercisable stock options and 1,666 shares of restricted stock over which Ms. McInnis has voting power.
(9)	Includes 618 exercisable stock options and 1,666 shares of restricted stock over which Mr. Murphy has voting power.
(10)	Includes 618 exercisable stock options and 1,666 shares of restricted stock over which Ms. Sachs has voting power.
(11)	Includes 618 exercisable stock options, 1,666 shares of restricted stock over which Mr. Spencer has voting power and 50 shares owned by Mr. Spencer’s spouse.

(footnotes continue on following page)

(continued from previous page)

(12)	Includes 618 exercisable stock options, 1,666 shares of restricted stock over which Mr. Splaine has voting power and 23,800 shares owned through an individual retirement account.
(13)	Includes 618 exercisable stock options, 1,666 shares of restricted stock over which Ms. Williams has voting power and 1,750 shares owned through an individual retirement account.
(14)	Includes 618 exercisable stock options and 1,666 shares of restricted stock over which Mr. Wyman has voting power.
(15)	Includes 618 exercisable stock options and 1,666 shares of restricted stock over which Mr. Yeaton has voting power.
(16)

Includes 1,800 exercisable stock options, 6,475 shares of restricted stock over which Mr. Kennedy has voting power, 1,284 shares owned by Mr. Kennedy’s spouse, 836 shares owned by a trust, 5,657 owned through Georgetown Savings Bank’s 401(k) plan and 6,608 shares held by the Georgetown Savings Bank Employee Stock Ownership Plan.

(17)	Includes 300 exercisable stock options and 3,125 shares of restricted stock over which Mr. Bryan has voting power.

SUBSCRIPTIONS BY DIRECTORS AND EXECUTIVE OFFICERS

The table below sets forth, for each of New Georgetown’s directors and executive officers, and for all of these individuals as a group, the following information:

(i)	the number of exchange shares to be held upon completion of the conversion, based upon their beneficial ownership of Georgetown-Federal common stock as of April 30, 2012;

(ii)	the proposed purchases of shares in the stock offering, assuming sufficient shares of common stock are available to satisfy their subscriptions; and

(iii)	the total shares of common stock to be held upon completion of the conversion.

In each case, it is assumed that shares are sold at the minimum of the offering range.  See Proposal 1—Approval of the Plan of Conversion and Reorganization—Additional Limitations on Common Stock Purchases.”  Federal regulations prohibit our directors and officers from selling the shares they purchase in the offering for one year after the date of purchase.  Subscriptions by management through our 401(k) plan are included in the proposed purchases set forth below and will be counted as part of the maximum number of shares such individuals may subscribe for in the stock offering and as part of the maximum number of shares directors and officers may purchase in the stock offering.

		Proposed Purchases of Stock in the Offering (1)		Total Common Stock to be Held at Minimum of Offering Range (3)
Name of Beneficial Owner	Number of Exchange Shares to Be Received (2)	Number of Shares	Amount	Number of Shares	Percentage of Shares Outstanding
Robert E. Balletto, Director, President and Chief Executive Officer	36,950	5,000	$50,000	41,950	2.8%
Keith N. Congdon, Director	6,664	5,000	50,000	11,664	*
Anthony S. Conte, Jr., Director	11,724	100	1,000	11,824	*
Stephen L. Flynn, Director	1,994	2,000	20,000	3,994	*
Thomas L. Hamelin, Director	6,758	1,000	10,000	7,758	*
Marybeth McInnis, Director	4,506	2,000	20,000	6,506	*
J. Richard Murphy, Director	3,441	4,000	40,000	7,441	*
Kathleen R. Sachs, Director	2,064	1,000	10,000	3,064	*
Richard F. Spencer, Director	1,577	200	2,000	1,777	*
David A. Splaine, Director	15,350	5,000	50,000	20,350	1.4
Mary L. Williams, Director	2,968	1,200	12,000	4,168	*
Robert T. Wyman, Director	1,967	1,000	10,000	2,967	*
John H. Yeaton, Director	1,444	200	2,000	1,644	*
Joseph W. Kennedy, Senior Vice President and Chief Financial Officer	16,370	2,000	20,000	18,370	1.2
Philip J. Bryan, Senior Vice President and Chief Lending Officer	2,012	250	2,500	2,262	*
Total for Directors and Executive Officers	115,789	29,950	$299,500	145,739	9.7%

*                  Less than 1%.

(1)          Includes proposed subscriptions, if any, by associates.

(2)          Based on information presented in “Beneficial Ownership of Common Stock,” and assuming an exchange ratio of 0.55647 at the minimum of the offering range.

(3)          At the maximum of the offering range, directors and executive officers would beneficially own 186,609 shares, or 9.2% of our outstanding shares of common stock.

COMPARISON OF SHAREHOLDERS’ RIGHTS FOR EXISTING

SHAREHOLDERS OF GEORGETOWN-FEDERAL

General. As a result of the conversion, existing shareholders of Georgetown-Federal will become shareholders of New Georgetown.  There are differences in the rights of shareholders of Georgetown-Federal and shareholders of New Georgetown caused by differences between federal and Maryland law and regulations and differences in Georgetown-Federal’s federal stock charter and bylaws and New Georgetown’s Maryland articles of incorporation and bylaws.

This discussion is not intended to be a complete statement of the differences affecting the rights of shareholders, but rather summarizes the material differences and similarities affecting the rights of shareholders. See “Where You Can Find Additional Information” for procedures for obtaining a copy of New Georgetown’s articles of incorporation and bylaws.

Authorized Capital Stock. The authorized capital stock of Georgetown-Federal consists of 10,000,000 shares of common stock, $0.10 par value per share, and 1,000,000 shares of preferred stock, $0.10 par value per share.

The authorized capital stock of New Georgetown consists of 100,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Under the Maryland General Corporation Law and New Georgetown’s articles of incorporation, the board of directors may increase or decrease the number of authorized shares without shareholder approval.  Shareholder approval is required to increase or decrease the number of authorized shares of Georgetown-Federal.

Georgetown-Federal’s charter and New Georgetown’s articles of incorporation both authorize the board of directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, dividend rights, conversion and redemption rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, our board of directors has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a hostile tender offer, merger or other transaction by which a third party seeks control.  We currently have no plans for the issuance of additional shares for such purposes.

Issuance of Capital Stock. Pursuant to applicable laws and regulations, Georgetown Bancorp, MHC is required to own not less than a majority of the outstanding shares of Georgetown-Federal common stock. Georgetown Bancorp, MHC will no longer exist following completion of the conversion.

New Georgetown’s articles of incorporation do not contain restrictions on the issuance of shares of capital stock to directors, officers or controlling persons, whereas Georgetown-Federal’s stock charter restricts such issuances to general public offerings, or to directors for qualifying shares, unless the share issuance or the plan under which they would generally be issued has been approved by the shareholders. However, stock-based compensation plans, such as stock option plans and restricted stock plans, would have to be submitted for approval by New Georgetown shareholders due to requirements of the Nasdaq Stock Market and in order to qualify stock options for favorable federal income tax treatment.

Voting Rights. Neither Georgetown-Federal’s stock charter or bylaws nor New Georgetown’s articles of incorporation or bylaws provide for cumulative voting for the election of directors. For additional information regarding voting rights, see “—Limitations on Voting Rights of Greater-than-10% Shareholders” below.

Payment of Dividends.  Georgetown-Federal’s ability to pay dividends depends, to a large extent, upon Georgetown Savings Bank’s ability to pay dividends to Georgetown-Federal, which is restricted by federal regulations and by federal income tax considerations related to federally-chartered savings associations.

The same restrictions will apply to Georgetown Savings Bank’s payment of dividends to New Georgetown.  In addition, Maryland law generally provides that New Georgetown is limited to paying dividends in an amount equal to its capital surplus over payments that would be owed upon dissolution to shareholders whose preferential rights upon dissolution are superior to those receiving the dividend, and to an amount that would not make it insolvent.

Board of Directors. Georgetown-Federal’s bylaws and New Georgetown’s articles of incorporation require the board of directors to be divided into three classes and that the members of each class shall be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually.

Under Georgetown-Federal’s bylaws, any vacancies on the board of directors may be filled by the affirmative vote of a majority of the remaining directors although less than a quorum of the board of directors.  Persons elected by the board of directors of Georgetown-Federal to fill vacancies may only serve until the next election of directors by shareholders. Under New Georgetown’s bylaws, any vacancy occurring on the board of directors, including any vacancy created by reason of an increase in the number of directors, may be filled only by the affirmative vote of two-thirds of the remaining directors, and any director so chosen shall hold office for the remainder of the term to which the director has been elected and until his or her successor is elected and qualified.

Limitations on Liability. The charter and bylaws of Georgetown-Federal do not limit the personal liability of directors or officers.

New Georgetown’s articles of incorporation provide that directors and officers will not be personally liable for monetary damages to New Georgetown for certain actions as directors or officers, except for (i) receipt of an improper personal benefit, (ii) actions or omissions that are determined to have materially involved active and deliberate dishonesty, or (iii) to the extent allowed by Maryland law. These provisions might, in certain instances, discourage or deter shareholders or management from bringing a lawsuit against directors or officers for a breach of their duties even though such an action, if successful, might benefit New Georgetown.

Indemnification of Directors, Officers, Employees and Agents.  As generally allowed under current Board of Governors of the Federal Reserve System regulations, Georgetown-Federal will indemnify its directors, officers and employees for any reasonable costs incurred in connection with any litigation involving such person’s activities as a director, officer or employee if such person obtains a final judgment on the merits in his or her favor. In addition, indemnification is permitted in the case of a settlement, a final judgment against such person, or final judgment other than on the merits, if a majority of disinterested directors determines that such person was acting in good faith within the scope of his or her employment as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interests of Georgetown-Federal or its shareholders.  Georgetown-Federal also is permitted to pay ongoing expenses incurred by a director, officer or employee if a majority of disinterested directors concludes that such person may ultimately be entitled to indemnification.  Before making any indemnification payment, Georgetown-Federal is required to notify the Board of Governors of the Federal Reserve System of its intention, and such payment cannot be made if the Board of Governors of the Federal Reserve System objects to such payment.

The articles of incorporation of New Georgetown provide that it shall indemnify (i) its current and former directors and officers to the fullest extent required or permitted by Maryland law, including the advancement of expenses and (ii) other employees or agents to such extent as shall be authorized by the board of directors and Maryland law.  Maryland law allows New Georgetown to indemnify any person for expenses, liabilities, settlements, judgments and fines in suits in which such person has been made a party by reason of the fact that he or she is or was a director, officer or employee of New Georgetown.  No such indemnification may be given if the acts or omissions of the person are adjudged to be in bad faith and material to the matter giving rise to the proceeding, if such person is liable to the corporation for an unlawful distribution, or if such person personally received a benefit to which he or she was not entitled.  The right to indemnification includes the right to be paid the expenses incurred in advance of final disposition of a proceeding.

Special Meetings of Shareholders. Georgetown-Federal’s bylaws provide that special meetings of shareholders may be called by the chairman, the vice chairman, a majority of the members of the board of directors or the holders of not less than one-tenth of the outstanding capital stock entitled to vote at the meeting.  New Georgetown’s bylaws provide that special meetings of shareholders may be called by the chairperson, the vice chairperson, by a majority vote of the total authorized directors, or upon the written request of shareholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Shareholder Nominations and Proposals. Georgetown-Federal’s bylaws provide that shareholders may submit nominations for election of directors at an annual meeting of shareholders and may propose any new business to be taken up at such a meeting by filing the proposal in writing with Georgetown-Federal at least five days before the date of any such meeting.

New Georgetown’s bylaws provide that any shareholder desiring to make a nomination for the election of directors or a proposal for new business at a meeting of shareholders must submit written notice to New Georgetown at least 80 days prior and not earlier than 90 days prior to such meeting.  However, if less than 90 days’ notice or prior public disclosure of the date of the meeting is given to shareholders, such written notice must be submitted by a shareholder not later than the tenth day following the day on which notice of the meeting was mailed to shareholders or such public disclosure was made.

Management believes that it is in the best interest of New Georgetown and its shareholders to provide sufficient time to enable management to disclose to shareholders information about a dissident slate of nominations for directors.  This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations, should management determine that doing so is in the best interests of shareholders generally.  Similarly, adequate advance notice of shareholder proposals will give management time to study such proposals and to determine whether to recommend to the shareholders that such proposals be adopted.  In certain instances, such provisions could make it more difficult to oppose management’s nominees or proposals, even if shareholders believe such nominees or proposals are in their best interests.

Shareholder Action Without a Meeting. Neither the bylaws of Georgetown-Federal nor New Georgetown provide for action to be taken by shareholders without a meeting.  However, under Maryland law, action may be taken by shareholders without a meeting if all shareholders entitled to vote on the action consent to taking such action without a meeting.

Shareholder’s Right to Examine Books and Records. A federal regulation, which is applicable to Georgetown-Federal, provides that shareholders may inspect and copy specified books and records after proper written notice for a proper purpose.  Maryland law provides that a shareholder may inspect a company’s bylaws, shareholder minutes, annual statement of affairs and any voting trust agreements. However, only a shareholder or group of shareholders who together, for at least six months, hold at least 5% of the company’s total shares, have the right to inspect a company’s stock ledger, list of shareholders and books of accounts.

Limitations on Voting Rights of Greater-than-10% Shareholders.  New Georgetown’s articles of incorporation provide that no beneficial owner, directly or indirectly, of more than 10% of the outstanding shares of common stock will be permitted to vote any shares in excess of such 10% limit.  Georgetown-Federal’s charter does not provide such a limit on voting common stock.

In addition, federal regulations provide that for a period of three years following the date of the completion of the offering, no person, acting singly or together with associates in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of a class of New Georgetown’s equity securities without the prior written approval of the Board of Governors of the Federal Reserve System.  Where any person acquires beneficial ownership of more than 10% of a class of New Georgetown’s equity securities without the prior written approval of the Board of Governors of the Federal Reserve System, the securities beneficially owned by such person in excess of 10% may not be voted by any person or counted as voting shares in connection with any matter submitted to the shareholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the shareholders for a vote.

Business Combinations with Interested Shareholders. Under Maryland law, “business combinations” between New Georgetown and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder.  These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested shareholders and their affiliates or issuance or reclassification of equity securities.  Maryland law defines an interested shareholder as: (i) any person who beneficially owns 10% or more of the voting power of New Georgetown’s voting stock after the date on which New Georgetown had 100 or more beneficial owners of its stock; or (ii) an affiliate or associate of New Georgetown at any time after the date on which New Georgetown had 100 or more beneficial owners of its stock who, within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of New Georgetown.  A person is not an interested shareholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested shareholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between New Georgetown and an interested shareholder generally must be recommended by the board of directors of New Georgetown and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of New Georgetown, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of New Georgetown other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder. These super-majority vote requirements do not apply if New Georgetown’s common shareholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

Current federal regulations do not provide a vote standard for business combinations involving federal mid-tier stock holding companies.

Mergers, Consolidations and Sales of Assets.  Under New Georgetown’s articles of incorporation, a merger or consolidation of New Georgetown requires approval of a majority of all votes entitled to be cast by shareholders.  However, no approval by shareholders is required for a merger if:

•                                          the plan of merger does not make an amendment of the articles of incorporation that would be required to be approved by the shareholders;

•                                          each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations, and rights, immediately after; and

•                                          the number of shares of any class or series of stock outstanding immediately after the effective time of the merger will not increase by more than 20% the total number of voting shares outstanding immediately before the merger. The articles of incorporation of New Georgetown reduce the vote required for a merger or consolidation to a majority of the total shares outstanding.

In addition, under certain circumstances the approval of the shareholders shall not be required to authorize a merger with or into a 90% owned subsidiary of New Georgetown.

Under Maryland law, a sale of all or substantially all of New Georgetown’s assets other than in the ordinary course of business, or a voluntary dissolution of New Georgetown, requires the approval of its board of directors and the affirmative vote of two-thirds of the votes entitled to be cast on the matter.

Current federal regulations do not provide a vote standard for mergers, consolidations or sales of assets by federal mid-tier stock holding companies.

Evaluation of Offers.  The articles of incorporation of New Georgetown provide that its board of directors, when evaluating a transaction that would or may involve a change in control of New Georgetown (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of New Georgetown and its shareholders and in making any recommendation to the shareholders, give due consideration to all relevant factors, including, but not limited to:

•                                          the economic effect, both immediate and long-term, upon New Georgetown’s shareholders, including shareholders, if any, who do not participate in the transaction;

•                                          the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, New Georgetown and its subsidiaries and on the communities in which New Georgetown and its subsidiaries operate or are located;

•                                          whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of New Georgetown;

•                                          whether a more favorable price could be obtained for New Georgetown’s stock or other securities in the future;

•                                          the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of New Georgetown and its subsidiaries;

•                                          the future value of the stock or any other securities of New Georgetown or the other entity to be involved in the proposed transaction;

•                                          any antitrust or other legal and regulatory issues that are raised by the proposal;

•                                          the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and

•                                          the ability of New Georgetown to fulfill its objectives as a financial institution holding company and on the ability of its subsidiary financial institution(s) to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations.

If the board of directors determines that any proposed transaction should be rejected, it may take any lawful action to defeat such transaction.

Georgetown-Federal’s charter and bylaws do not contain a similar provision.

Dissenters’ Rights of Appraisal.  Under Maryland law, shareholders of New Georgetown will not have dissenters’ appraisal rights in connection with a plan of merger or consolidation to which New Georgetown is a party as long as the common stock of New Georgetown trades on a national securities exchange.

Current federal regulations do not provide for dissenters’ appraisal rights in business combinations involving federal mid-tier stock holding companies.

Amendment of Governing Instruments. No amendment of Georgetown-Federal’s stock charter may be made unless it is first proposed by the board of directors then preliminarily approved by the Board of Governors of the Federal Reserve System, and thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting.  Amendments to Georgetown-Federal’s bylaws require either preliminary approval by or post-adoption notice to the Board of Governors of the Federal Reserve System as well as approval of the amendment by a majority vote of the authorized board of directors, or by a majority vote of the votes cast by the shareholders of Georgetown-Federal at any legal meeting.

New Georgetown’s articles of incorporation may be amended, upon the submission of an amendment by the board of directors to a vote of the shareholders, by the affirmative vote of at least two-thirds of the outstanding shares of common stock, or by the affirmative vote of a majority of the outstanding shares of common stock if at least two-thirds of the members of the whole board of directors approves such amendment; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend the following provisions:

(i)	The limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;

(ii)	The division of the board of directors into three staggered classes;

(iii)	The ability of the board of directors to fill vacancies on the board;

(iv)	The requirement that directors may only be removed for cause and by the affirmative vote of at least a majority of the votes eligible to be cast by shareholders;

(v)	The ability of the board of directors to amend and repeal the bylaws;

(vi)	The ability of the board of directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire New Georgetown;

(vii)	The authority of the board of directors to provide for the issuance of preferred stock;

(viii)	The validity and effectiveness of any action lawfully authorized by the affirmative vote of the holders of a majority of the total number of outstanding shares of common stock;

(ix)	The number of shareholders constituting a quorum or required for shareholder consent;

(x)	The indemnification of current and former directors and officers, as well as employees and other agents, by New Georgetown;

(xi)	The limitation of liability of officers and directors to New Georgetown for money damages;

(xii)	The inability of shareholders to cumulate their votes in the election of directors;

(xiii)	The advance notice requirements for shareholder proposals and nominations; and

(xiv)

The provision of the articles of incorporation requiring approval of at least 80% of the outstanding voting stock to amend the provisions of the articles of incorporation provided in (i) through (xiii) of this list.

The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of our directors or by the shareholders by the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of shareholders.  Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the outstanding voting stock.

RESTRICTIONS ON ACQUISITION OF NEW GEORGETOWN

Although the board of directors of New Georgetown is not aware of any effort that might be made to obtain control of New Georgetown after the conversion, the board of directors believes that it is appropriate to include certain provisions as part of New Georgetown’s articles of incorporation to protect the interests of New Georgetown and its shareholders from takeovers which the board of directors might conclude are not in the best interests of Georgetown Savings Bank, New Georgetown or New Georgetown’s shareholders.

The following discussion is a general summary of the material provisions of Maryland law, New Georgetown’s articles of incorporation and bylaws, Georgetown Savings Bank’s federal stock charter and bylaws and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect.  The following description of certain of these provisions is necessarily general and is not intended to be a complete description of the document or regulatory provision in question.  New Georgetown’s articles of incorporation and bylaws are included as part of Georgetown Bancorp, MHC’s application for conversion filed with the Board of Governors of the Federal Reserve System and New Georgetown’s registration statement filed with the Securities and Exchange Commission.  See “Where You Can Find Additional Information.”

Articles of Incorporation and Bylaws of New Georgetown

New Georgetown’s articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of shareholders that may discourage future takeover attempts.  As a result, shareholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of New Georgetown more difficult.

Directors. The board of directors will be divided into three classes.  The members of each class will be elected for a term of three years and only one class of directors will be elected annually.  Thus, it would take at least two annual elections to replace a majority of the board of directors.  Further, the bylaws impose notice and information requirements in connection with the nomination by shareholders of candidates for election to the board of directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.  The bylaws also set forth qualifications as to individuals who can and cannot serve on the board of directors.

Restrictions on Call of Special Meetings.  The articles of incorporation and bylaws provide that special meetings of shareholders can be called by the president, by a majority of the whole board of directors or upon the written request of shareholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Prohibition of Cumulative Voting.  The articles of incorporation prohibit cumulative voting for the election of directors.

Limitation of Voting Rights.   The articles of incorporation provide that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock, be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit.  This provision has been included in the articles of incorporation in reliance on Section 2-507(a) of the Maryland General Corporation Law, which entitles shareholders to one vote for each share of stock unless the articles of incorporation provide for a greater or lesser number of votes per share or limit or deny voting rights.

Restrictions on Removing Directors from Office.  The articles of incorporation provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of all of our then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights.”).

Authorized but Unissued Shares.  After the conversion, New Georgetown will have authorized but unissued shares of common and preferred stock.  See “Description of Capital Stock of New Georgetown Following the Conversion.”  The articles of incorporation authorize 50,000,000 shares of serial preferred stock.  New Georgetown is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class).  In the event of a proposed merger, tender offer or other attempt to gain control of New Georgetown that the board of directors does not approve, it may be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction.  An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of New Georgetown.  The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Articles of Incorporation and Bylaws.  Amendments to the articles of incorporation must be approved by the board of directors and also by at least a majority of the outstanding shares of the voting stock; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend certain provisions.  A list of these provisions is provided under “Comparison of Shareholders’ Rights For Existing Shareholders of Georgetown-Federal—Amendment of Governing Instruments” above.

The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of New Georgetown’s directors or by the shareholders by the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of shareholders.  Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the outstanding voting shares.

The provisions requiring the affirmative vote of 80% of outstanding shares for certain shareholder actions have been included in the articles of incorporation of New Georgetown in reliance on Section 2-104(b)(4) of the Maryland General Corporation Law.  Section 2-104(b)(4) permits the articles of incorporation to require a greater proportion of votes than the proportion that would otherwise be required for shareholder action under the Maryland General Corporation Law.

Business Combinations with Interested Shareholders.  Maryland law restricts mergers, consolidations, sales of assets and other business combinations between New Georgetown and an “interested shareholder.”  See “Comparison of Shareholder Rights for Existing Shareholders of Georgetown-Federal—Mergers, Consolidations and Sales of Assets” above.

Evaluation of Offers.  The articles of incorporation of New Georgetown provide that its board of directors, when evaluating a transaction that would or may involve a change in control of New Georgetown (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of New Georgetown and its shareholders and in making any recommendation to the shareholders, give due consideration to all relevant factors, including, but not limited to, certain enumerated factors.  For a list of enumerated factors, see “Comparison of Shareholder Rights for Existing Shareholders of Georgetown-Federal—Evaluation of Offers” above.

Purpose and Anti-Takeover Effects of New Georgetown’s Articles of Incorporation and Bylaws.  Our board of directors believes that the provisions described above are prudent and will reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our board of directors.  These provisions also will assist us in the orderly deployment of the offering proceeds into productive assets during the initial period after the conversion.  Our board of directors believes these provisions are in the best interests of New Georgetown and its shareholders. Our board of directors believes that it will be in the best position to determine the true value of New Georgetown and to negotiate more effectively for what may be in the best interests of all our shareholders. Accordingly, our board of directors believes that it is in the best interests of New Georgetown and all of our shareholders to encourage potential acquirers to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of our board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of New Georgetown and that is in the best interests of all our shareholders.

Takeover attempts that have not been negotiated with and approved by our board of directors present the risk of a takeover on terms that may be less favorable than might otherwise be available. A transaction that is negotiated and approved by our board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value of New Georgetown for our shareholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of New Georgetown’s assets.

Although a tender offer or other takeover attempt may be made at a price substantially above the current market price, such offers are sometimes made for less than all of the outstanding shares of a target company.  As a result, shareholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise that is under different management and whose objectives may not be similar to those of the remaining shareholders.

Despite our belief as to the benefits to shareholders of these provisions of New Georgetown’s articles of incorporation and bylaws, these provisions may also have the effect of discouraging a future takeover attempt that would not be approved by our board of directors, but pursuant to which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have any opportunity to do so.  Such provisions will also make it more difficult to remove our board of directors and management.  Our board of directors, however, has concluded that the potential benefits outweigh the possible disadvantages.

Federal Stock Charter of Georgetown Savings Bank

Georgetown Savings Bank’s federal stock charter will provide that for a period of five years from the closing of the conversion and offering, no person other than New Georgetown may offer directly or indirectly to acquire the beneficial ownership of more than 10% of any class of equity security of Georgetown Savings Bank.  This provision will not apply to any tax-qualified employee benefit plan of Georgetown Savings Bank or New Georgetown or to an underwriter or member of an underwriting or selling group involving the public sale or resale of securities of New Georgetown or any of its subsidiaries, so long as after the sale or resale, no underwriter or member of the selling group is a beneficial owner, directly or indirectly, of more than 10% of any class of equity securities of Georgetown Savings Bank.  In addition, during this five-year period, all shares owned over the 10% limit may not be voted on any matter submitted to shareholders for a vote.

Conversion Regulations

Federal regulations prohibit any person from making an offer, announcing an intent to make an offer or participating in any other arrangement to purchase stock or acquire stock or subscription rights in a converting institution or its holding company from another person prior to completion of its conversion.  Further, without the prior written approval of the Board of Governors of the Federal Reserve System, no person may make an offer or announcement of an offer to purchase shares or actually acquire shares of a converted institution or its holding company for a period of three years from the date of the completion of the conversion if, upon the completion of such offer, announcement or acquisition, the person would become the beneficial owner of more than 10% of the outstanding stock of the institution or its holding company.  The Board of Governors of the Federal Reserve System has defined “person” to include any individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities of an insured institution.  However, offers made exclusively to a bank or its holding company, or to an underwriter or member of a selling group acting on the converting institution’s or its holding company’s behalf for resale to the general public, are excepted.  The regulation also provides civil penalties for willful violation or assistance in any such violation of the regulation by any person connected with the management of the converting institution or its holding company or who controls more than 10% of the outstanding shares or voting rights of a converted institution or its holding company.

Change in Control Regulations

Under the Change in Bank Control Act, no person may acquire control of an insured state-chartered savings association or its parent holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition.  The Federal Reserve Board takes into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition.  In addition, federal regulations provide that no company may acquire control of a savings association without the prior approval of the Federal Reserve Board.  Any company that acquires such control becomes a “savings and loan holding company” subject to registration, examination and regulation by the Federal Reserve Board.

Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the company’s directors, or a determination by the Federal Reserve Board that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution.  Acquisition of more than 10% of any class of a savings and loan holding company’s voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where, as will be the case with New Georgetown, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.  Federal Reserve Board regulations provide that parties seeking to rebut control will be provided an opportunity to do so in writing.

DESCRIPTION OF CAPITAL STOCK OF NEW GEORGETOWN FOLLOWING THE CONVERSION

General

New Georgetown is authorized to issue 100,000,000 shares of common stock, par value of $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.  New Georgetown currently expects to issue in the offering and exchange up to 2,029,522 shares of common stock, subject to adjustment up to 2,333,950 shares.  New Georgetown will not issue shares of preferred stock in the conversion.  Each share of common stock will have the same relative rights as, and will be identical in all respects to, each other share of common stock.  Upon payment of the subscription price for the common stock, in accordance with the plan of conversion and reorganization, all of the shares of common stock will be duly authorized, fully paid and nonassessable.

The shares of common stock will represent nonwithdrawable capital, will not be an account of an insurable type, and will not be insured by the Federal Deposit Insurance Corporation or any other government agency.

Common Stock

Dividends. New Georgetown may pay dividends to an amount equal to the excess of our capital surplus over payments that would be owed upon dissolution to shareholders whose preferential rights upon dissolution are superior to those receiving the dividend, and to an amount that would not make us insolvent, as and when declared by our board of directors.  The payment of dividends by New Georgetown is also subject to limitations that are imposed by law and applicable regulation, including restrictions on payments of dividends that would reduce New Georgetown’s assets below the then-adjusted balance of its liquidation account.  The holders of common stock of New Georgetown will be entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor.  If New Georgetown issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. Upon completion of the conversion, the holders of common stock of New Georgetown will have exclusive voting rights in New Georgetown.  They will elect New Georgetown’s board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors.  Any person who beneficially owns more than 10% of the then-outstanding shares of New Georgetown’s common stock, however, will not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit.  If New Georgetown issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require the approval of 80% of our outstanding common stock.  Corporate powers and control of Georgetown Savings Bank are vested in its board of directors, who elect the officers of Georgetown Savings Bank and who fill any vacancies on the board of directors.  Voting rights of Georgetown Savings Bank are vested exclusively in the owners of the shares of capital stock of Georgetown Savings Bank, which will be New Georgetown, and voted at the direction of New Georgetown’s board of directors.  Consequently, the holders of the common stock of New Georgetown will not have direct control of Georgetown Savings Bank.

Liquidation. In the event of any liquidation, dissolution or winding up of Georgetown Savings Bank, New Georgetown, as the holder of 100% of Georgetown Savings Bank’s capital stock, would be entitled to receive all assets of Georgetown Savings Bank available for distribution, after payment or provision for payment of all debts and liabilities of Georgetown Savings Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders. In the event of liquidation, dissolution or winding up of New Georgetown, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities (including payments with respect to its liquidation account), all of the assets of New Georgetown available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of New Georgetown will not be entitled to preemptive rights with respect to any shares that may be issued.  The common stock is not subject to redemption.

Preferred Stock

None of the shares of New Georgetown’s authorized preferred stock will be issued as part of the offering or the conversion. Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine. Our board of directors may, without shareholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

The transfer agent and registrar for New Georgetown’s common stock is Registrar and Transfer Company, Cranford, New Jersey.

EXPERTS

The consolidated financial statements of Georgetown-Federal and subsidiary as of December 31, 2011 and 2010, and for the years then ended, have been included herein in reliance upon the report of Shatswell, MacLeod & Company, P.C., independent registered public accounting firm, which is included herein and upon the authority of said firm as experts in accounting and auditing.

RP Financial, LC. has consented to the publication herein of the summary of its report setting forth its opinion as to the estimated pro forma market value of the shares of common stock upon completion of the conversion and offering and its letters with respect to subscription rights and the liquidation accounts.

LEGAL MATTERS

Luse Gorman Pomerenk & Schick, P.C., Washington, D.C., counsel to New Georgetown, Georgetown Bancorp, MHC, Georgetown-Federal and Georgetown Savings Bank, has issued to New Georgetown its opinion regarding the legality of the common stock and the federal income tax consequences of the conversion.  Shatswell, MacLeod & Company, P.C., West Peabody, Massachusetts has provided an opinion to us regarding the

Massachusetts income tax consequences of the conversion.  Certain legal matters will be passed upon for Keefe, Bruyette & Woods, Inc. by Kilpatrick Townsend & Stockton LLP, Washington, D.C.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

New Georgetown has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the shares of common stock offered hereby. As permitted by the rules and regulations of the Securities and Exchange Commission, this proxy statement/prospectus does not contain all the information set forth in the registration statement.  Such information, including the appraisal report which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the Securities and Exchange Commission located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Securities and Exchange Commission at prescribed rates.  The Securities and Exchange Commission telephone number is 1-800-SEC-0330.  In addition, the Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission, including New Georgetown.  The statements contained in this proxy statement/prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document.

Georgetown Bancorp, MHC has filed with the Board of Governors of the Federal Reserve System an Application on Form AC with respect to the conversion. This proxy statement/prospectus omits certain information contained in the application. To obtain a copy of the application filed with the Board of Governors of the Federal Reserve System, you may contact Scott Chu, Supervisory Analyst, of the Federal Reserve Bank of Boston, at (617) 973-3088.  The Plan of Conversion and Reorganization is available, upon request, at each of Georgetown Savings Bank’s offices.

In connection with the offering, New Georgetown will register its common stock under Section 12(b) of the Securities Exchange Act of 1934 and, upon such registration, New Georgetown and the holders of its common stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on common stock purchases and sales by directors, officers and greater than 10% shareholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934.  Under the plan of conversion and reorganization, New Georgetown has undertaken that it will not terminate such registration for a period of at least three years following the offering.

SHAREHOLDER PROPOSALS

In order to be eligible for inclusion in the proxy materials for next year’s annual meeting of shareholders, any shareholder proposal to take action at such meeting must be received at our executive office, 2 East Main Street, Georgetown, Massachusetts 01833, no later than December 17, 2012.  Any such proposals shall be subject to the requirements of the proxy rules adopted under the Exchange Act.

ADVANCE NOTICE OF BUSINESS TO BE CONDUCTED AT AN ANNUAL MEETING

Provisions of Georgetown-Federal’s Bylaws.  Under Georgetown-Federal’s Bylaws, a shareholder must follow certain procedures to nominate persons for election as directors or to introduce an item of business at a meeting of shareholders.  These procedures provide, generally, that shareholders desiring to make nominations for directors, or to bring a proper subject of business before the meeting, must do so by a written notice timely received (generally not less than five days in advance of such meeting, subject to certain exceptions) by the Secretary of Georgetown-Federal.

Provisions of New Georgetown’s Bylaws.  New Georgetown’s Bylaws provide an advance notice procedure for certain business, or nominations to the Board of Directors, to be brought before an annual meeting of shareholders. In order for a shareholder to properly bring business before an annual meeting, or to propose a nominee to the board of directors, New Georgetown’s Secretary must receive written notice not earlier than the 90th day nor later than the 80th day prior to date of the annual meeting; provided, however, that in the event that less than 90 days’ notice or prior public disclosure of the date of the annual meeting is provided to shareholders, then, to be timely, notice by the shareholder must be so received not later than the tenth day following the day on which public announcement of the date of such meeting is first made.

The notice with respect to shareholder proposals that are not nominations for director must set forth as to each matter such shareholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) the name and address of such shareholder as they appear on New Georgetown’s books and of the beneficial owner, if any, on whose behalf the proposal is made; (iii) the class or series and number of shares of capital stock of New Georgetown which are owned beneficially or of record by such shareholder and such beneficial owner; (iv) a description of all arrangements or understandings between such shareholder and any other person or persons (including their names) in connection with the proposal of such business by such shareholder and any material interest of such shareholder in such business; and (v) a representation that such shareholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

The notice with respect to director nominations must include (i) as to each individual whom the shareholder proposes to nominate for election as a director, (A) all information relating to such person that would indicate such person’s qualification under Article 2, Section 12 of New Georgetown’s Bylaws, including an affidavit that such person would not be disqualified under the provisions of Article 2, Section 12 of the Bylaws and (B) all other information relating to such individual that is required to be disclosed in connection with solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, or any successor rule or regulation; and (ii) as to the shareholder giving the notice, (A) the name and address of such shareholder as they appear on New Georgetown’s books and of the beneficial owner, if any, on whose behalf the nomination is made; (B) the class or series and number of shares of capital stock of New Georgetown which are owned beneficially or of record by such shareholder and such beneficial owner; (C) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such shareholder; (D) a representation that such shareholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and (E) any other information relating to such shareholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934 or any successor rule or regulation.  Such notice must be accompanied by a written consent of each proposed nominee to be named as a nominee and to serve as a director if elected.

The 2013 annual meeting of shareholders is expected to be held April 23, 2013.  If the conversion is completed, advance written notice for certain business, or nominations to the Board of Directors, to be brought before the next annual meeting must be given to us no earlier than January 23, 2013 and no later than February 4, 2013.  If notice is received before January 23, 2013 or after February 4, 2013, it will be considered untimely, and we will not be required to present the matter at the shareholders meeting.  If the conversion is not completed, advance written notice for certain business, or nominations to the Board of Directors, to be brought before the next annual meeting must be given to us by April 18, 2013.  If notice is received after April 18, 2013, it will be considered untimely, and we will not be required to present the matter at the shareholders meeting.

Nothing in this proxy statement/prospectus shall be deemed to require us to include in our proxy statement and proxy relating to an annual meeting any shareholder proposal that does not meet all of the requirements for inclusion established by the Securities and Exchange Commission in effect at the time such proposal is received.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SPECIAL MEETING

The Notice of Special Meeting of Shareholders, Proxy Statement/Prospectus and Proxy Card are available at www.cfpproxy.com/5770sm.

OTHER MATTERS

As of the date of this document, the board of directors is not aware of any business to come before the special meeting other than the matters described above in the proxy statement/prospectus.  However, if any matters should properly come before the special meeting, it is intended that the holders of the proxies will act in accordance with their best judgment.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3

Consolidated Statements of Income	F-4

Consolidated Statements of Changes in Stockholders’ Equity	F-5

Consolidated Statements of Cash Flows	F-6 to F-7

Notes to Consolidated Financial Statements	F-8 to F-61

Separate financial statements for Georgetown Bancorp, Inc., a Maryland corporation, have not been included in this prospectus because that entity has not engaged in any significant activities, has no significant assets and has no contingent liabilities, revenue or expenses.

All financial statement schedules have been omitted as the required information is not applicable or is in the financial statements or related notes.

To the Board of Directors

Georgetown Bancorp, Inc.

Georgetown, Massachusetts

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Georgetown Bancorp, Inc. and Subsidiary as of December 31, 2011 and 2010 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Georgetown Bancorp, Inc. and Subsidiary as of December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts

February 10, 2012

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

At December 31, 2011 and 2010

ASSETS

	2011	2010
	(In thousands)

Cash and due from banks	$9,598	$1,490
Short-term investments	9,485	1,808
Total cash and cash equivalents	19,083	3,298

Securities available for sale, at fair value	4,174	7,219
Securities held to maturity, at amortized cost (fair value of $2,506,000 and $3,398,000 at December 31, 2011 and 2010, respectively)	2,322	3,202
Federal Home Loan Bank stock, at cost	3,111	3,111
Loans held for sale	769	685
Loans, net of allowance for loan losses of $1,824,000 and $1,651,000 at December 31, 2011 and 2010, respectively	161,120	178,524
Premises and equipment, net	3,882	3,961
Accrued interest receivable	627	777
Bank-owned life insurance	2,696	2,597
Prepaid FDIC insurance	362	514
Other assets	1,229	1,127

Total assets	$199,375	$205,015

LIABILITIES AND STOCKHOLDERS’ EQUITY

Deposits	$151,085	$151,463
Securities sold under agreements to repurchase	573	491
Short-term Federal Home Loan Bank advances	-	3,500
Long-term Federal Home Loan Bank advances	25,121	28,182
Mortgagors’ escrow accounts	730	598
Accrued expenses and other liabilities	1,537	1,612
Total liabilities	179,046	185,846

Commitments and contingencies (Note 14)

Stockholders’ equity:
Preferred stock, $0.10 par value per share: 1,000,000 shares authorized; none outstanding	-	-
Common stock, $0.10 par value per share: 10,000,000 shares authorized; 2,777,250 shares issued	278	278
Additional paid-in capital	11,496	11,424
Retained earnings	10,010	8,999
Accumulated other comprehensive income	134	120
Unearned compensation - ESOP (28,597 and 36,789 shares unallocated at December 31, 2011 and 2010, respectively)	(286)	(368)
Unearned compensation - Restricted stock (36,552 and 24,000 shares non-vested at December 31, 2011 and 2010, respectively)	(167)	(100)
Treasury stock, at cost (133,347 and 138,863 shares at December 31, 2011 and 2010, respectively)	(1,136)	(1,184)
Total stockholders’ equity	20,329	19,169

Total liabilities and stockholders’ equity	$199,375	$205,015

See accompanying notes to consolidated financial statements.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2011 and 2010

	2011	2010
	(In thousands, except share data)

Interest and dividend income:
Loans, including fees	$10,355	$10,637
Securities	349	540
Short-term investments	1	2
Total interest and dividend income	10,705	11,179

Interest expense:
Deposits	1,486	2,048
Short-term Federal Home Loan Bank advances	7	17
Long-term Federal Home Loan Bank advances	921	1,263
Securities sold under agreements to repurchase	2	2
Total interest expense	2,416	3,330

Net interest income	8,289	7,849
Provision for loan losses	949	188
Net interest income, after provision for loan losses	7,340	7,661

Non-interest income:
Customer service fees	527	621
Mortgage banking income, net	359	613
Income from bank-owned life insurance	99	101
Other	5	4
Total non-interest income	990	1,339

Non-interest expenses:
Salaries and employee benefits	3,831	3,740
Occupancy and equipment expenses	773	750
Data processing expenses	449	443
Professional fees	356	387
Advertising expenses	225	275
FDIC insurance	166	222
Other general and administrative expenses	936	875
Total non-interest expenses	6,736	6,692

Income before income taxes	1,594	2,308

Income tax provision	583	855

Net income	$1,011	$1,453

Weighted-average number of common shares outstanding:
Basic	2,645,547	2,617,764
Diluted	2,645,789	2,617,764

Net income per share:
Basic	$0.38	$0.56
Diluted	$0.38	$0.56

See accompanying notes to consolidated financial statements.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2011 and 2010

				Accumulated
		Additional		Other	Unearned	Unearned
	Common	Paid-in	Retained	Comprehensive	Compensation-	Compensation-	Treasury
	Stock	Capital	Earnings	Income (Loss)	ESOP	Restricted Stock	Stock	Total
	(In thousands)

Balance at December 31, 2009	$278	$11,329	$7,546	$127	$(450)	$-	$(1,184)	$17,646

Comprehensive income:
Net income	-	-	1,453	-	-	-	-	1,453
Net unrealized loss on securities available for sale, net of related tax effects of $4,000	-	-	-	(7)	-	-	-	(7)
Total comprehensive income								1,446

Common stock held by ESOP allocated or committed to be allocated (8,193 shares)	-	(40)	-	-	82	-	-	42

Restricted stock granted in connection with equity incentive plan (25,000 shares)	-	130	-	-	-	(130)	-	-

Forfeiture of restricted stock (1,000 shares)	-	(5)	-	-	-	5	-	-

Share based compensation - options	-	10	-	-	-	-	-	10
Share based compensation - restricted stock	-	-	-	-	-	25	-	25

Balance at December 31, 2010	278	11,424	8,999	120	(368)	(100)	(1,184)	19,169

Comprehensive income:
Net income	-	-	1,011	-	-	-	-	1,011
Net unrealized gain on securities available for sale, net of related tax effects of $9,000	-	-	-	14	-	-	-	14
Total comprehensive income								1,025

Common stock held by ESOP allocated or committed to be allocated (8,192 shares)	-	(26)	-	-	82	-	-	56

Restricted stock granted in connection with equity incentive plan (25,998 shares)	-	169	-	-	-	(169)	-	-

Forfeiture of restricted stock (7,650 shares)	-	(46)	-	-	-	46	-	-

Reissuance of treasury stock (5,796 shares)	-	(50)	-	-	-	-	50	-

Purchase of treasury stock (280 shares)	-	-	-	-	-	-	(2)	(2)

Share based compensation - options	-	25	-	-	-	-	-	25
Share based compensation - restricted stock	-	-	-	-	-	56	-	56

Balance at December 31, 2011	$278	$11,496	$10,010	$134	$(286)	$(167)	$(1,136)	$20,329

See accompanying notes to consolidated financial statements.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2011 and 2010

	2011	2010
	(In thousands)
Cash flows from operating activities:
Net income	$1,011	$1,453
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Provision for loan losses	949	188
Accretion of securities, net	(6)	(18)
Net change in deferred loan fees and costs	(52)	20
Depreciation and amortization expense	265	308
Decrease in accrued interest receivable	150	27
Income from bank-owned life insurance	(99)	(101)
Stock-based compensation expense	137	77
Gain on sale of loans	(403)	(725)
Loans originated for sale	(19,494)	(40,600)
Proceeds from sale of loans	19,813	41,161
Write down of other real estate owned	10	13
Prepaid FDIC insurance	152	205
Net change in other assets and liabilities	(209)	26
Net cash provided by operating activities	2,224	2,034

Cash flows from investing activities:
Activity in securities available for sale:
Maturities, prepayments and calls	4,052	9,617
Purchases	(983)	(5,006)
Maturities, prepayments and calls of securities held to maturity	885	1,095
Loan originations, net	16,507	(12,051)
Principal balance of portfolio loans sold	-	157
Proceeds from sale of other real estate owned	13	-
Purchase of premises and equipment	(186)	(178)
Net cash provided (used) by investing activities	20,288	(6,366)

(continued)

See accompanying notes to consolidated financial statements.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (Concluded)

Years Ended December 31, 2011 and 2010

	2011	2010
	(In thousands)
Cash flows from financing activities:
Net change in deposits	(378)	14,833
Net change in securities sold under agreements to repurchase	82	74
Net change in Federal Home Loan Bank advances with maturities of three months or less	(3,500)	(2,550)
Proceeds from Federal Home Loan Bank advances with maturities greater than three months	-	4,000
Repayments of Federal Home Loan Bank advances with maturities greater than three months	(3,061)	(12,558)
Net change in mortgagors’ escrow accounts	132	186
Purchase of vested restricted shares to treasury stock	(2)	-
Net cash (used) provided by financing activities	(6,727)	3,985

Net change in cash and cash equivalents	15,785	(347)

Cash and cash equivalents at beginning of period	3,298	3,645

Cash and cash equivalents at end of period	$19,083	$3,298

Supplementary information:
Interest paid on deposit accounts	$1,485	$2,048
Interest paid on borrowings	940	1,305
Income taxes paid	705	879

See accompanying notes to consolidated financial statements.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2011 and 2010

1.       CORPORATE STRUCTURE

Georgetown Bancorp, Inc. (the “Company”) is a federally-chartered corporation organized for the purpose of owning all of the outstanding capital stock of Georgetown Savings Bank (the “Bank”).  The Company was initially organized as a wholly-owned subsidiary of Georgetown Bancorp, MHC (“MHC” or “the Mutual Holding Company”), which is a federally-chartered mutual holding company. As of December 31, 2011, the MHC owned 57.0% of the Company’s outstanding shares of common stock.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank. The Bank’s financial statements include its wholly-owned subsidiary, Georgetown Securities Corporation, which engages in the buying, selling and holding of securities.  All significant intercompany balances and transactions have been eliminated in consolidation.

Nature of operations

The Company, through the Bank, provides a variety of financial services to individuals and small businesses in the eastern Massachusetts region and southern New Hampshire.  Its primary deposit products are checking, savings and term certificate accounts and its primary lending products are residential and commercial mortgage loans.

Segment reporting

Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.  Management evaluates the Company’s performance and allocates resources based on a single segment concept.  Accordingly, there are no separately identified operating segments for which discrete financial information is available.  The Company does not derive revenues from, or have assets located in, foreign countries, nor does it derive revenues from any single customer that represents 10% or more of the Company’s total revenues.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the realizability of deferred tax assets.

Fair value hierarchy

The Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value as follows:

Level l - Valuation is based on quoted prices in active markets for identical assets or liabilities.  Level l assets and liabilities generally include debt and equity securities that are traded in an active exchange market.

Level 2 - Valuation is based on observable inputs other than Level l prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Reclassifications

Certain amounts in the 2010 consolidated financial statements have been reclassified to conform to the 2011 presentation.

Cash and cash equivalents

Cash and cash equivalents include cash, amounts due from banks and short-term investments, all of which mature within 90 days, and are carried at cost.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and reflected at amortized cost.  Securities classified as “available for sale” are reflected at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income/loss, net of tax effects.

Purchase premiums and discounts are amortized to earnings by the interest method over the contractual lives of the securities. Gains and losses on sale of securities are recognized on the trade date and determined using the specific identification method.

Each reporting period, the Company evaluates all securities classified as available-for-sale or held-to-maturity with a decline in fair value below the amortized cost of the investment to determine whether or not the impairment is deemed to be other-than-temporary (“OTTI”).

For debt securities, OTTI is required to be recognized (1) if the Company intends to sell the security; (2) if it is “more likely than not” that the Company will be required to sell the security before recovery of its amortized cost basis; or (3) the present value of expected cash flows is not sufficient to recover the entire amortized cost basis. For all impaired debt securities that the Company intends to sell, or more likely than not will be required to sell, the full amount of the depreciation is recognized as OTTI through earnings. Credit-related OTTI for all other impaired debt securities is recognized through earnings. Non-credit related OTTI for such debt securities is recognized in other comprehensive income, net of applicable taxes.

Federal Home Loan Bank stock

The Bank, as a member of the Federal Home Loan Bank (“FHLB”) system, is required to maintain an investment in capital stock of the FHLB of Boston. Based on redemption provisions of the FHLB, the stock has no quoted market value and is carried at cost. In December 2008, as part of a capital restoration initiative, the FHLB of Boston established a moratorium on the repurchase of excess stock and effective February 26, 2009, the FHLB of Boston suspended the payment of dividends.  On February 22, 2011, the FHLB of Boston declared a quarterly dividend and the board of directors anticipated that it will continue to declare modest cash dividends through 2012. The Bank reviews its investment in capital stock of the FHLB of Boston for impairment based on the ultimate recoverability of its cost basis in the FHLB of Boston stock. As of December 31, 2011, no impairment has been recognized.

Loans held for sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate.  Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.  Fair value is based on committed secondary market prices.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans

The loan portfolio consists of mortgage, business and consumer loans to the Bank’s customers, principally in the eastern Massachusetts region and southern New Hampshire.  The ability of the Bank’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are generally reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses and any deferred fees or costs on originated loans.  Interest income is accrued on the unpaid principal balance.  Loan origination costs, net of origination fees, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on loans, including impaired loans, is generally recognized on a simple interest basis and is discontinued at the time the loan is 90 days past due, unless the credit is well secured and in process of collection.  Past due status is based on the contractual terms of the loans.  Loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged-off is reversed against interest income.  The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual.  Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for loan losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings.  Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed.  Subsequent recoveries, if any, are credited to the allowance.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for loan losses (continued)

The allowance for loan losses is evaluated on a monthly basis by management and is based upon management’s monthly review of the collectability of the loans in light of known and inherent risks in the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions.  Additionally, as part of the evaluation of the level of the allowance for loan losses, on a quarterly basis management analyzes several qualitative loan portfolio risk factors including, but not limited to, charge-off history, changes in management or underwriting policies, current economic conditions, delinquency statistics, geographic and industry concentrations, the adequacy of the underlying collateral, the financial strength of the borrower and results of internal and external loan reviews. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance for loan losses consists of specific, general and unallocated components.  The specific component relates to loans that are classified as impaired.  For such loans that are classified as impaired, an allowance for loan losses is established when the discounted cash flows or the fair value of the existing collateral (less cost to sell) of the impaired loan is lower than the carrying value of that loan.  The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors.  An unallocated component may be maintained to cover uncertainties that could affect management’s estimate of probable losses.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.

The Bank periodically may agree to modify the contractual terms of loans. When a loan is modified and a concession is made to a borrower experiencing financial difficulty, the modification is considered a troubled debt restructuring (“TDR”).  All TDRs are initially classified as impaired.

Adjustable-rate mortgage loans decrease the risk associated with changes in market interest rates by periodically repricing, but involve other risks because, as interest rates increase, the underlying payments by the borrower increase, thus increasing the potential for default by the borrower. At the same time, the marketability of the underlying collateral may be adversely affected by higher interest rates. Upward adjustment of the contractual interest rate is also limited by the maximum periodic and lifetime interest rate adjustments permitted by our loan documents and, therefore, the effectiveness of adjustable-rate mortgage loans may be limited during periods of rapidly rising interest rates.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for loan losses (concluded)

Loans secured by commercial real estate, multi-family and one-to-four family investment properties, generally involve larger principal amounts and a greater degree of risk than one-to-four family residential mortgage loans. Because payments on loans secured by commercial real estate, including multi-family and one-to-four family investment properties, are often dependent on successful operation or management of the properties, repayment of such loans may be affected by adverse conditions in the real estate market or the economy.

Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans generally are made on the basis of the borrower’s ability to repay the loan from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial business loans may depend substantially on the success of the business itself. Further, any collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Construction and development financing is generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction cost proves to be inaccurate, we may be required to advance funds beyond the amount originally committed in order to protect the value of the property. Additionally, if the estimate of value proves to be inaccurate, we may be confronted with a project, when completed, having a value that is insufficient to assure full repayment.

Other real estate owned and in-substance foreclosures

Other real estate owned includes properties acquired through foreclosure and properties classified as in-substance foreclosures in accordance with Accounting Standards Codification (“ASC”) 310-40, “Receivables — Troubled Debt Restructuring by Creditors.”  These properties are carried at the lower of cost or estimated fair value less estimated costs to sell.  Any write down from cost to estimated fair value required at the time of foreclosure or classification as in-substance foreclosure is charged to the allowance for loan losses.  Expenses incurred in connection with maintaining these assets, subsequent write downs and gains or losses recognized upon sale are included in other general and administrative expense.

In accordance with ASC 310-10-35, “Receivables - Overall - Subsequent Measurements,” the Company classifies loans as in-substance repossessed or foreclosed if the Company receives physical possession of the debtor’s assets regardless of whether formal foreclosure proceedings take place.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Servicing

The Bank services mortgage loans for others.  Mortgage servicing assets are recognized at fair value, as separate assets when rights are acquired through purchase or through sale of financial assets.  Initial fair value is determined using prices for similar assets with similar characteristics. Capitalized servicing rights are reported in other assets and are amortized into loan servicing fee income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets.  Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost.  Impairment is determined by stratifying rights by predominant risk characteristics, such as interest rates and terms.  Fair value is based on a quarterly, third-party valuation model that calculates the present value of estimated future net servicing income.  Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.  Changes in the valuation allowance are reported in loan servicing fee income.

Derivative financial instruments

Derivative financial instruments are recognized as assets and liabilities on the consolidated balance sheets and measured at fair value.

Derivative Loan Commitments

Mortgage loan commitments are referred to as derivative loan commitments if the loan that will result from exercise of the commitment will be held for sale upon funding.  Loan commitments that are derivatives are recognized at fair value on the consolidated balance sheets in other assets and other liabilities with changes in their fair values recorded in mortgage banking income. Fair value is determined using secondary market pricing, including expected normal servicing rights. In estimating fair value, the Bank assigns a probability to a loan commitment based on an expectation that it will be exercised and the loan will be funded.

Forward Loan Sale Commitments

To protect against the price risk inherent in derivative loan commitments, the Bank utilizes both “mandatory delivery” and “best efforts” forward loan sale commitments to mitigate the risk of potential decreases in the values of loans that would result from the exercise of the derivative loan commitments. Mandatory delivery contracts are accounted for as derivative instruments.  Generally, the Bank’s best efforts contracts meet the definition of derivative instruments when the loans to the underlying borrowers close and are accounted for as derivative instruments at that time.  Accordingly, forward loan sale commitments are recognized at fair value on the consolidated balance sheets in other assets and other liabilities with changes in their fair values recorded in mortgage banking income.

The Bank estimates the fair value of its forward loan sales commitments using a methodology similar to that used for derivative loan commitments.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Premises and equipment

Land is carried at cost.  Buildings, leasehold improvements and equipment are stated at cost less accumulated depreciation and amortization.  Depreciation and amortization are computed principally on the straight-line method over the estimated useful lives of the assets or the expected terms of the leases, if shorter.  Expected terms include lease option periods to the extent that the exercise of such options is reasonably assured.

Bank-owned life insurance

Bank-owned life insurance policies are reflected on the consolidated balance sheets at cash surrender value. Changes in cash surrender value are reflected in non-interest income on the consolidated statements of income.

Transfers of financial assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.  A valuation allowance is established against deferred tax assets when, based upon the available evidence including historical and projected taxable income, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company does not have any uncertain tax positions at December 31, 2011 which require accrual or disclosure.

Income tax benefits related to stock compensation in excess of grant date fair value less any proceeds on exercise are recognized as an increase to additional paid-in capital upon vesting or exercising and delivery of the stock. Any income tax effects related to stock compensation that are less than grant date fair value less any proceeds on exercise would be recognized as a reduction of additional paid in capital to the extent of previously recognized income tax benefits and then through income tax expense for the remaining amount.

Advertising costs

Advertising costs are expensed when incurred.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee Stock Ownership Plan

Compensation expense for the Employee Stock Ownership Plan (“ESOP”) is recorded at an amount equal to the shares committed to be allocated by the ESOP multiplied by the average fair market value of the shares during the period. The Bank recognizes compensation expense ratably over the year based upon the Bank’s estimate of the number of shares expected to be allocated by the ESOP. Unearned compensation applicable to the ESOP is reflected as a reduction of stockholders’ equity in the consolidated balance sheets. The difference between the average fair market value and the cost of the shares allocated by the ESOP is recorded as an adjustment to additional paid-in capital.

Share-based Compensation Plan

The Company measures and recognizes compensation cost relating to share-based payment transactions based on the grant-date fair value of the equity instruments issued.  Share-based compensation is recognized over the period the employee is required to provide services for the award.  Reductions in compensation expense associated with forfeited options are estimated at the date of grant, and this estimated forfeiture rate is adjusted quarterly based on actual forfeiture experience.  The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options granted.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per share

Basic earnings per share represents net income available to common stockholders divided by the weighted-average number of common shares outstanding during the period.  If rights to dividends on unvested options/awards are non-forfeitable, these unvested awards/options are considered outstanding in the computation of basic earnings per share.  Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance.  Potential common shares that may be issued by the Company relate to outstanding stock options and restricted stock awards and are determined using the treasury stock method.

Treasury shares and unallocated ESOP shares are not deemed outstanding for earnings per share calculations.

Earnings per common share have been computed based on the following:

	Years Ended December 31,
	2011	2010

Net income available to common stockholders	$1,011,000	$1,453,000

Basic common shares:
Weighted average shares outstanding	2,643,091	2,638,387
Less: Weighted average unallocated ESOP shares	(33,013)	(41,206)
Add: Weighted average unvested restricted stock shares with non-forfeitable dividend rights	35,469	20,583
Basic weighted average common shares outstanding	2,645,547	2,617,764

Dilutive potential common shares	242	-

Diluted weighted average common shares outstanding	2,645,789	2,617,764

Basic earnings per share	$0.38	$0.56

Diluted earnings per share	$0.38	$0.56

Options to purchase 19,750 shares that were granted in February 2010 were included in the computation of diluted earnings per share for the year ended December 31, 2011. Options to purchase 21,748 shares that were granted in February 2011 were not included in the computation of diluted earnings per share for the year ended December 31, 2011, because to do so would have been antidilutive. Options to purchase 24,000 shares that were granted in February 2010 were not included in the computation of diluted earnings per share for the year ended December 31, 2010, because to do so would have been antidilutive.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in operating results.  Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available for sale, are reported as a separate component of the stockholders’ equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income.

Recent accounting pronouncements

In April 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-02, “A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring.” This ASU provides additional guidance or clarification to help creditors determine whether a restructuring constitutes a troubled debt restructuring. For public entities, the amendments in this ASU are effective for the first interim or annual period beginning on or after September 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. As a result of applying these amendments, an entity may identify receivables that are newly considered impaired, and should measure impairment on those receivables prospectively for the first interim or annual period beginning on or after September 15, 2011. Additional disclosures are also required under this ASU. On July 1, 2011 the Company adopted this ASU. Refer to Note 6 — Loans and Servicing for further information.

In April 2011, the FASB issued ASU 2011-03, “Reconsideration of Effective Control for Repurchase Agreements.” The objective of this ASU is to improve the accounting for repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. This ASU prescribes when an entity may or may not recognize a sale upon the transfer of financial assets subject to repurchase agreements. The guidance in this ASU is effective for the first interim or annual period beginning on or after December 15, 2011. Early adoption is not permitted.  The Company does not anticipate that the adoption of this guidance will have a material impact on its financial position or results of operation.

In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards.” The amendments in this ASU explain how to measure fair value. They do not require additional fair value measurements and are not intended to establish valuation standards or affect valuation practices outside of financial reporting. The amendments in this ASU are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011.  The Company does not anticipate that the adoption of this guidance will have a material impact on its financial position or results of operation.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Recent accounting pronouncements (concluded)

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income.” The objective of this ASU is to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. Under this ASU, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. An entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. An entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The amendments in this ASU should be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company does not anticipate that the adoption of this guidance will have a material impact on its financial position or results of operation.

In December 2011, the FASB issued ASU 2011-11, “Disclosures about Offsetting Assets and Liabilities.” This ASU is to enhance current disclosures. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The amendments in this ASU are effective for annual periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company does not anticipate that the adoption of this guidance will have a material impact on its financial position or results of operation.

In December 2011, the FASB issued ASU 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.”  The amendments in this update defer those changes in ASU 2011-05 that relate to the presentation of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented.  All other requirements in ASU 2011-05 are not affected by this update. The amendments are effective during interim and annual periods beginning after December 15, 2011.  The Company does not anticipate that the adoption of this guidance will have a material impact on its financial position or results of operation.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.      RESTRICTIONS ON CASH AND AMOUNTS DUE FROM BANKS

The Bank is required to maintain average balances on hand or with the Federal Reserve Bank.  At December 31, 2011 and 2010, these reserve balances amounted to $860,000 and $846,000, respectively.

4.      SHORT-TERM INVESTMENTS

A summary of short-term investments, included in cash and cash equivalents, is as follows:

	At December 31,
	2011	2010
	(In thousands)

FHLB Ideal Way	$2,024	$25
Federal funds sold	7,460	1,782
Shay Asset Management Fund	1	1

	$9,485	$1,808

5.      SECURITIES

A summary of securities is as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(In thousands)

At December 31, 2011

Securities available for sale

Government-sponsored enterprise obligations	$502	$1	$-	$503
Residential mortgage-backed securities	3,464	207	-	3,671

Total securities available for sale	$3,966	$208	$-	$4,174

Securities held to maturity

Residential mortgage-backed securities	$2,322	$184	$-	$2,506

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SECURITIES (continued)

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(In thousands)

At December 31, 2010

Securities available for sale

Government-sponsored enterprise obligations	$3,006	$4	$(36)	$2,974
Residential mortgage-backed securities	4,028	217	-	4,245

Total securities available for sale	$7,034	$221	$(36)	$7,219

Securities held to maturity

Residential mortgage-backed securities	$3,202	$196	$-	$3,398

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SECURITIES (continued)

All residential mortgage-backed securities have been issued by government-sponsored enterprises.

The amortized cost and estimated fair value of debt securities by contractual maturity at December 31, 2011 is as follows.  Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
	(In thousands)

Within 1 year	$502	$503	$-	$-
After 1 year through
5 years	-	-	-	-
After 5 years through
10 years	-	-	-	-
Over 10 years	-	-	-	-
	502	503	-	-
Residential mortgage-backed securities	3,464	3,671	2,322	2,506

	$3,966	$4,174	$2,322	$2,506

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

SECURITIES (concluded)

There were no sales of securities for the years ended December 31, 2011 and 2010.  Certain securities are pledged as collateral for securities sold under agreements to repurchase and for FHLB advances. See Notes 9 and 10.

Information pertaining to securities with gross unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous loss position, is as follows:

	Less Than Twelve Months		Twelve Months Or Longer
	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value
	(In thousands)
At December 31, 2010

Securities available for sale

Government-sponsored enterprise obligations	$36	$1,464	$-	$-
Total temporarily impaired securities	$36	$1,464	$-	$-

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.      LOANS AND SERVICING

Loans

A summary of loans is as follows:

	December 31,
	2011	2010
	(In thousands)
Residential loans:
One-to-four family	$62,613	$70,685
Home equity loans and lines of credit	17,118	17,305
Total residential mortgage loans	79,731	87,990

Commercial loans:
One-to-four family investment property	10,816	11,892
Multi-family real estate	13,037	14,121
Commercial real estate	25,399	27,688
Commercial business	10,137	12,475
Total commercial loans	59,389	66,176

Construction loans:
One-to-four family	11,941	16,725
Multi-family	10,656	7,730
Non-residential	629	733
Total construction loans	23,226	25,188

Consumer	451	726

Total loans	162,797	180,080

Other items:
Net deferred loan costs	147	95
Allowance for loan losses	(1,824)	(1,651)

Total loans, net	$161,120	$178,524

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

LOANS AND SERVICING (continued)

Loans (continued)

An analysis of the allowance for loan losses follows:

	Years Ended
	December 31,
	2011	2010
	(In thousands)

Balance at beginning of period	$1,651	$1,594
Provision for loan losses	949	188
Recoveries	12	12
Charge-offs	(788)	(143)

Balance at end of period	$1,824	$1,651

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

LOANS AND SERVICING (continued)

Loans (continued)

Further information pertaining to the allowance for loan losses at and for the year ended December 31, 2011 follows:

	Residential		Commercial				Construction
	One-to-four family	Home equity loans and lines of credit	One-to-four family investment property	Multi-family real estate	Commercial real estate	Commercial business	One-to-four family	Multi-family	Non- residential	Consumer	Total
	(In thousands)

Allowance for loan losses

Beginning Balance	$233	$320	$60	$106	$431	$304	$93	$83	$6	$15	$1,651
Charge-offs	-	(741)	-	-	(10)	(3)	-	-	-	(34)	(788)
Recoveries	9	-	-	-	-	1	-	-	-	2	12
Provision (benefit)	104	762	(1)	(8)	(21)	(68)	135	15	5	26	949
Ending Balance	$346	$341	$59	$98	$400	$234	$228	$98	$11	$9	$1,824

Ending balance:
individually evaluated for impairment	$185	$13	$-	$-	$-	$-	$121	$-	$-	$-	$319

Ending balance:
collectively evaluated for impairment	$161	$328	$59	$98	$400	$234	$107	$98	$11	$9	$1,505

Loans

Ending Balance	$62,613	$17,118	$10,816	$13,037	$25,399	$10,137	$11,941	$10,656	$629	$451	$162,797

Ending balance:
individually evaluated for impairment	$898	$13	$-	$-	$314	$-	$1,168	$1,269	$-	$-	$3,662

Ending balance:
collectively evaluated for impairment	$61,715	$17,105	$10,816	$13,037	$25,085	$10,137	$10,773	$9,387	$629	$451	$159,135

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

LOANS AND SERVICING (continued)

Loans (continued)

Further information pertaining to the allowance for loan losses at December 31, 2010 follows:

	Residential		Commercial				Construction
	One-to-four family	Home equity loans and lines of credit	One-to-four family investment property	Multi-family real estate	Commercial real estate	Commercial business	One-to-four family	Multi-family	Non- residential	Consumer	Total
	(In thousands)

Allowance for loan losses

Ending Balance	$233	$320	$60	$106	$431	$304	$93	$83	$6	$15	$1,651

Ending balance:
individually evaluated for impairment	$-	$36	$-	$-	$-	$-	$-	$-	$-	$-	$36

Ending balance:
collectively evaluated for impairment	$233	$284	$60	$106	$431	$304	$93	$83	$6	$15	$1,615

Loans

Ending Balance	$70,685	$17,305	$11,892	$14,121	$27,688	$12,475	$16,725	$7,730	$733	$726	$180,080

Ending balance:
individually evaluated for impairment	$208	$45	$-	$-	$-	$-	$-	$-	$-	$-	$253

Ending balance:
collectively evaluated for impairment	$70,477	$17,260	$11,892	$14,121	$27,688	$12,475	$16,725	$7,730	$733	$726	$179,827

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

LOANS AND SERVICING (continued)

Loans (continued)

The following is a summary of past-due and non-accrual loans at December 31, 2011:

	Loans delinquent for:						90 days
			90 days	Total	Total	Total	or more	Non-accrual
	30 - 59 Days	60 - 89 Days	or more	Past Due	Current	Loans	and accruing	Loans
	(In thousands)

Residential loans:
One-to-four family	$431	$175	$391	$997	$61,616	$62,613	$-	$683
Home equity loans and lines of credit	-	-	-	-	17,118	17,118	-	13

Commercial loans:
One-to-four family investment property	-	-	-	-	10,816	10,816	-	-
Multi-family real estate	-	-	-	-	13,037	13,037	-	-
Commercial real estate	314	-	-	314	25,085	25,399	-	-
Commercial business	-	-	-	-	10,137	10,137	-	-

Construction loans:
One-to-four family	-	100	1,168	1,268	10,673	11,941	-	1,168
Multi-family	-	-	-	-	10,656	10,656	-	1,269
Non-residential	-	-	-	-	629	629	-	-

Consumer	4	-	-	4	447	451	-	-

Total	$749	$275	$1,559	$2,583	$160,214	$162,797	$–	$3,133

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

LOANS AND SERVICING (continued)

Loans (continued)

The following is a summary of past-due and non-accrual loans at December 31, 2010:

	Loans delinquent for:						90 days
			90 days	Total	Total	Total	or more	Non-accrual
	30 - 59 Days	60 - 89 Days	or more	Past Due	Current	Loans	and accruing	Loans
	(In thousands)

Residential loans:
One-to-four family	$391	$138	$-	$529	$70,156	$70,685	$-	$-
Home equity loans and lines of credit	19	-	45	64	17,241	17,305	-	45

Commercial loans:
One-to-four family investment property	-	-	-	-	11,892	11,892	-	-
Multi-family real estate	-	-	-	-	14,121	14,121	-	-
Commercial real estate	314	-	-	314	27,374	27,688	-	-
Commercial business	-	-	-	-	12,475	12,475	-	-

Construction loans:
One-to-four family	-	-	-	-	16,725	16,725	-	-
Multi-family	-	-	-	-	7,730	7,730	-	-
Non-residential	-	-	-	-	733	733	-	-

Consumer	9	1	-	10	716	726	-	-

Total	$733	$139	$45	$917	$179,163	$180,080	$-	$45

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

LOANS AND SERVICING (continued)

Loans (continued)

The following is an analysis of impaired loans at December 31, 2011:

		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized
	(In thousands)

Impaired loans without a valuation allowance

Residential loans:
One-to-four family	$-	$-	$-	$16	$-
Home equity loans and lines of credit	-	-	-	-	-
Commercial loans:
One-to-four family investment property	-	-	-	-	-
Multi-family real estate	-	-	-	-	-
Commercial real estate	314	314	-	145	10
Commercial business	-	-	-	63	42
Construction loans:
One-to-four family	732	732	-	225	-
Multi-family	1,269	1,269	-	448	62
Non-residential	-	-	-	-	-
Consumer	-	-	-	-	-

Total impaired with no related allowance	$2,315	$2,315	$-	$897	$114

Impaired loans with a valuation allowance

Residential loans:
One-to-four family	$898	$898	$185	$297	$7
Home equity loans and lines of credit	13	13	13	182	1
Commercial loans:
One-to-four family investment property	-	-	-	-	-
Multi-family real estate	-	-	-	-	-
Commercial real estate	-	-	-	-	-
Commercial business	-	-	-	-	-
Construction loans:
One-to-four family	436	436	121	226	19
Multi-family	-	-	-	-	-
Non-residential	-	-	-	-	-
Consumer	-	-	-	-	-

Total with an allowance recorded	$1,347	$1,347	$319	$705	$27

No additional funds are committed to be advanced in connection with impaired loans.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

LOANS AND SERVICING (continued)

Loans (continued)

The following is an analysis of impaired loans at December 31, 2010:

		Unpaid		Average	Interest
	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized
(In thousands)

Impaired loans without a valuation allowance

Residential loans:
One-to-four family	$208	$208	$-	$210	$9
Home equity loans and lines of credit	-	-	-	-	-
Commercial loans:
One-to-four family investment property	-	-	-	-	-
Multi-family real estate	-	-	-	-	-
Commercial real estate	-	-	-	-	-
Commercial business	-	-	-	-	-
Construction loans:
One-to-four family	-	-	-	-	-
Multi-family	-	-	-	-	-
Non-residential	-	-	-	-	-
Consumer	-	-	-	-	-

Total impaired with no related allowance	$208	$208	$-	$210	$9

Impaired loans with a valuation allowance

Residential loans:
One-to-four family	$-	$-	$-	$189	$-
Home equity loans and lines of credit	45	45	36	129	1
Commercial loans:
One-to-four family investment property	-	-	-	-	-
Multi-family real estate	-	-	-	-	-
Commercial real estate	-	-	-	-	-
Commercial business	-	-	-	-	-
Construction loans:
One-to-four family	-	-	-	-	-
Multi-family	-	-	-	-	-
Non-residential	-	-	-	-	-
Consumer	-	-	-	2	-

Total with an allowance recorded	$45	$45	$36	$320	$1

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

LOANS AND SERVICING (continued)

Loans (continued)

As of December 31, 2011 the Company has one loan that has been modified and classified as a troubled debt restructure.  The pre-modification outstanding recorded investment of this loan was $312,000 and the post-modification outstanding recorded investment was $315,000.  At December 31, 2011 this loan has a recorded investment of $313,000 and is in default of its modified terms.  This modification did not result in a material impact to the allowance for loan loss account.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

LOANS AND SERVICING (continued)

Loans (concluded)

The following table presents the Company’s loans by risk rating:

	Residential		Commercial				Construction
	One-to-four family	Home equity loans and lines of credit	One-to-four family investment property	Multi-family real estate	Commercial real estate	Commercial business	One-to-four family	Multi-family	Non- residential	Consumer	Total
	(In thousands)
At December 31, 2011

Classification:
Not formally rated	$61,715	$17,105	$-	$-	$-	$-	$-	$-	$-	$451	$79,271
Pass	-	-	10,816	13,037	21,643	9,208	10,773	9,387	139	-	75,003
Special mention	-	-	-	-	458	289	-	-	-	-	747
Substandard	898	13	-	-	3,298	640	1,168	1,269	490	-	7,776
Doubtful	-	-	-	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-	-	-	-
Total loans	$62,613	$17,118	$10,816	$13,037	$25,399	$10,137	$11,941	$10,656	$629	$451	$162,797

At December 31, 2010

Classification:
Not formally rated	$70,477	$17,260	$-	$-	$-	$-	$-	$-	$-	$726	$88,463
Pass	-	-	11,495	14,121	24,119	12,475	16,725	7,730	733	-	87,398
Special mention	-	-	397	-	3,569	-	-	-	-	-	3,966
Substandard	208	45	-	-	-	-	-	-	-	-	253
Doubtful	-	-	-	-	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-	-	-	-	-
Total loans	$70,685	$17,305	$11,892	$14,121	$27,688	$12,475	$16,725	$7,730	$733	$726	$180,080

            GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

LOANS AND SERVICING (continued)

Credit Quality Information

The Company utilizes an eleven grade internal loan rating system for commercial real estate, construction and residential mortgages and commercial business loans as follows:

Loans rated 1 - 5:  Loans in these categories are considered “pass” rated loans with low to average risk.

Loans rated 6:  Loans in this category are considered “marginally acceptable.”  These loans are starting to show signs of potential weakness and are being closely monitored by management.

Loans rated 6.5:  Loans in this category are considered “management attention.”  These loans are placed on a “watch list” and are being closely monitored by management because of some borrower management weaknesses and non-monetary defaults.

Loans rated 7:  Loans in this category are considered “special mention.”  These loans are starting to show signs of potential weakness and are being closely monitored by management.

Loans rated 8:  Loans in this category are considered “substandard.”  These loans have a well defined weakness that jeopardize the liquidation of the debt and is inadequately protected by the current sound worth and paying capacity of the borrower or pledged collateral. There is a distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Loans rated 9:  Loans in this category are considered “doubtful.”  Loans classified as doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable.

Loans rated 10:  Loans in this category are considered uncollectible “loss” and it has been determined uncollectible and the chance of loss in inevitable. Loans in this category will be charged-off.

On an annual basis, or more often if needed, the Company formally reviews the ratings on all commercial real estate, construction and commercial business loans.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

LOANS AND SERVICING (concluded)

Loans serviced for others and mortgage servicing rights

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others were $57,948,000 and $45,028,000 at December 31, 2011 and 2010, respectively.

The risks inherent in the mortgage servicing assets relate primarily to changes in prepayments that result from shifts in mortgage interest rates. The fair value of servicing rights was $493,000 at December 31, 2011 and was determined using the moving average 10-year U.S. Treasury rate plus 5.0%, adjusted to reflect the current credit spreads and conditions in the market, as a discount rate. Prepayment assumptions, which are impacted by loan rates and terms, are calculated using a moving average of prepayment data published by the Securities Industry and Financial Markets Association, an independent third party proprietary analysis of prepayment rates embedded in liquid mortgage securities markets and modeled against the serviced loan portfolio by the independent third party valuation specialist.

The following summarizes mortgage servicing rights capitalized and amortized:

	Years Ended
	December 31,
	2011	2010
	(In thousands)

Mortgage servicing rights:
Balance at beginning of period	$424	$183
Additions	186	345
Disposals	-	-
Amortization	(135)	(104)
Balance at end of period	475	424

Valuation allowances:
Balance at beginning of period	4	-
Additions	55	33
Recoveries	(42)	(29)
Write-downs	-	-
Balance at end of period	17	4

Mortgage servicing assets, net	$458	$420

Fair value of mortgage servicing assets	$493	$461

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.       PREMISES AND EQUIPMENT

A summary of premises and equipment is as follows:

	At December 31,		Estimated
	2011	2010	Useful Lives
	(In thousands)
Premises:
Land	$279	$279
Buildings and improvements	4,860	4,826	5 - 40 years
Equipment	2,286	2,248	3 - 7 years
	7,425	7,353
Less accumulated depreciation and amortization	(3,543)	(3,392)

Premises and equipment, net	$3,882	$3,961

Depreciation and amortization expense for the years ended December 31, 2011 and 2010 amounted to $265,000 and $308,000, respectively.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.       DEPOSITS

A summary of deposit balances is as follows:

	At December 31,
	2011	2010
	(In thousands)

Demand	$15,971	$15,892
On us accounts	1,318	758
NOW	17,122	15,148
Money market deposits	59,846	57,438
Regular and other savings	11,390	12,205
Total non-certificate accounts	105,647	101,441

Term certificates less than $100,000	23,524	26,591
Term certificates of $100,000 or more	21,914	23,431
Total certificate accounts	45,438	50,022

Total deposits	$151,085	$151,463

A summary of certificate accounts by maturity is as follows:

	At December 31,
	2011		2010
		Weighted		Weighted
		Average		Average
	Amount	Rate	Amount	Rate
	(Dollars in thousands)

Within one year	$27,571	1.27%	$38,767	2.17%
One to two years	9,742	1.36	6,821	2.12
Two to three years	4,308	1.97	1,533	2.56
Three to four years	787	1.99	2,376	2.44
Four to five years	3,030	2.20	525	1.98

Total certificate accounts	$45,438	1.43%	$50,022	2.18%

There were $996,000 and $699,000 of brokered certificate accounts at December 31, 2011 and 2010, respectively.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.       SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are funds borrowed from customers on an overnight basis. The amount of securities collateralizing the agreements to repurchase remains in securities and the obligation to repurchase securities sold is reflected as a liability in the consolidated balance sheets. Securities sold under agreements to repurchase amounted to $573,000 and $491,000 at December 31, 2011 and 2010, respectively, mature on a daily basis and are secured by U.S. Government securities with a fair value of $1,484,000 and $1,009,000, respectively. The weighted average interest rate on these agreements was 0.50% at December 31, 2011 and 2010.

10.     FEDERAL HOME LOAN BANK ADVANCES

All FHLB of Boston advances are secured by a blanket security agreement on qualified collateral, consisting principally of first mortgage loans on owner-occupied residential property in the amount of $52,502,000 and $56,058,000 at December 31, 2011 and 2010, respectively; government-sponsored enterprise obligations with a fair value of $1,964,000 at December 31, 2010; and mortgage-backed securities with a fair value of $5,176,000 and $7,619,000 at December 31, 2011 and 2010, respectively.

Short-term FHLB advances

Short-term FHLB advances consist of advances maturing within one year at a weighted average rate of 0.23% at December 31, 2010.  There were no short-term advances at December 31, 2011.

The Bank also has a $2,000,000 line-of-credit with the FHLB.  There were no amounts outstanding at December 31, 2011 and 2010.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FEDERAL HOME LOAN BANK ADVANCES (concluded)

Long-term FHLB advances

Long-term, fixed-rate FHLB advances and maturities are as follows:

	At December 31,
	2011		2010
		Weighted		Weighted
		Average		Average
	Amount	Rate	Amount	Rate
	(Dollars in thousands)

Within one year	$500	1.96%	$3,000	5.05%
One to two years*	16,000	3.65	1,500	2.89
Two to three years	3,500	2.67	15,000	3.67
Three to four years	1,500	2.95	3,500	2.67
Four to five years*	3,600	3.65	1,500	2.95
After five years	-	-	3,600	3.65
	25,100	3.44	28,100	3.61
Amortizing advance, due March 5, 2012, requiring monthly principal and interest of $5,300	21	4.90	82	4.90

Total long-term FHLB advances	$25,121	3.44%	$28,182	3.62%

*	At December 31, 2011, includes advances callable by the FHLB prior to maturity aggregating $5,500,000 with a weighted average rate of 3.10%.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.     INCOME TAXES

Allocation of federal and state income taxes between current and deferred portions is as follows:

	Years Ended
	December 31,
	2011	2010
	(In thousands)
Current tax provision:
Federal	$535	$679
State	134	180
	669	859
Deferred tax provision (benefit):
Federal	(69)	13
State	(17)	-
	(86)	13

Change in valuation allowance	-	(17)

Total tax provision	$583	$855

The differences between the statutory federal income tax rate and the effective tax rates are summarized as follows:

	Years Ended
	December 31,
	2011	2010

Statutory rate	34.0%	34.0%
Increase (decrease) resulting from:
State taxes, net of federal tax benefit	4.8	5.1
Bank-owned life insurance	(2.1)	(1.5)
Stock compensation plans	(0.3)	(0.5)
Other, net	0.1	-

Effective tax rates	36.5%	37.1%

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

INCOME TAXES (continued)

The components of the net deferred tax asset included in other assets are as follows:

	At December 31,
	2011	2010
	(In thousands)
Deferred tax assets:
Federal	$954	$850
State	278	250
	1,232	1,100
Deferred tax liabilities:
Federal	(549)	(504)
State	(129)	(119)
	(678)	(623)

Net deferred tax asset	$554	$477

The tax effects of each item that gives rise to deferred taxes are as follows:

	At December 31,
	2011	2010
	(In thousands)

Deferred compensation	$429	$385
Net unrealized gain on securities available for sale	(74)	(65)
Depreciation and amortization	(359)	(348)
Allowance for loan losses	728	659
Mortgage servicing rights	(183)	(168)
Other, net	13	14

Net deferred tax asset	$554	$477

A summary of the change in the net deferred tax asset is as follows:

	Years Ended
	December 31,
	2011	2010
	(In thousands)

Balance at beginning of period	$477	$469
Deferred tax provision	86	4
Deferred tax effects of net unrealized gain (loss) on securities available for sale	(9)	4

Balance at end of period	$554	$477

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

INCOME TAXES (concluded)

The federal income tax reserve for loan losses at the Company’s base year is $723,000.  If any portion of the reserve is used for purposes other than to absorb loan losses, approximately 150% of the amount actually used (limited to the amount of the reserve) would be subject to taxation in the fiscal year in which it is used.  As the Company intends to use the reserve solely to absorb loan losses, a deferred tax liability of $289,000 has not been provided.

Uncertain tax positions

It is the Company’s policy to provide for uncertain tax positions and the related interest and penalties based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities.  As of December 31, 2011 and 2010 there were no material uncertain tax positions related to federal and state income tax matters.  The Company is currently open to audit under the statute of limitations by the Internal Revenue Service and state taxing authorities for the years ended June 30, 2008 through December 31, 2011.

12.     MINIMUM REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the Office of the Comptroller of the Currency (“OCC”).  Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices.  The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Federal savings and loan holding companies are not subject to any regulatory capital requirements by the OCC.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined) to risk-weighted assets (as defined), Tier 1 capital (as defined) to average assets (as defined) and tangible capital (as defined) to tangible assets (as defined).  Management believes, as of December 31, 2011 and 2010, that the Bank meets all capital adequacy requirements to which it is subject.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MINIMUM REGULATORY CAPITAL REQUIREMENTS (continued)

As of December 31, 2011, the most recent notification from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and ratios as of December 31, 2011 and 2010 are also presented in the table.

					Minimum
					To Be Well
			Minimum		Capitalized Under
			Capital		Prompt Corrective
	Actual		Requirement		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
At December 31, 2011

Total Capital to Risk Weighted Assets	$20,608	14.2%	$11,611	8.0%	$14,513	10.0%

Tier 1 Capital to Risk Weighted Assets	19,105	13.2	5,805	4.0	8,708	6.0

Tier 1 Capital to Average Assets	19,105	9.6	7,993	4.0	9,991	5.0

Tangible Capital to Tangible Assets	19,105	9.6	2,989	1.5	N/A	N/A

At December 31, 2010

Total Capital to Risk Weighted Assets	$19,564	12.3%	$12,706	8.0%	$15,882	10.0%

Tier 1 Capital to Risk Weighted Assets	17,951	11.3	6,353	4.0	9,529	6.0

Tier 1 Capital to Average Assets	17,951	8.6	8,326	4.0	10,407	5.0

Tangible Capital to Tangible Assets	17,951	8.8	3,074	1.5	N/A	N/A

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MINIMUM REGULATORY CAPITAL REQUIREMENTS (concluded)

Other capital restrictions

Federal banking regulations place certain restrictions on dividends paid, stock repurchases and other transactions charged to the capital accounts of the Bank. Capital distributions in the form of dividends paid to the Bank’s stockholder for any one year may not exceed the Bank’s net income for the year to date plus the Bank’s retained net income for the preceding two years.  In addition, dividends paid would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements.

Periodically, the Office of Thrift Supervision (“OTS”), as the former primary federal regulator of federal savings banks, recommended certain of those institutions take voluntary steps to reduce risk to the institutions and the federal deposit insurance fund. In light of the then-existing economic environment and the Bank’s then-anticipated loan growth, the OTS requested and the Bank’s Board of Directors agreed on October 27, 2008, to certain voluntary constraints on the Bank’s leveraged growth strategy, which constraints have been modified over time. The voluntary constraints are as follows: (1) the Bank will maintain a Tier 1 (core) capital ratio of at least 7.1%; and (2) in the event the Tier 1 (core) capital ratio decreases below 7.5%, the ratio of “high-risk” loans, as defined, to Tier 1 (core) capital would not exceed 450%; the ratio of classified assets to Tier 1 (core) capital (plus the allowance for loan losses) would not exceed 15%; and the ratio of nonperforming assets to total assets would not exceed 1.5%. As of December 31, 2011, the Bank was in compliance with the requested targets. As of December 31, 2011, the Company has approximately $700,000 of cash available to down-stream to the Bank to support its future capital needs. The Bank does not expect these voluntary restrictions to negatively affect its operations.

13.     EMPLOYEE BENEFIT PLANS

401(k) plan

The Bank provides a savings and retirement plan for employees, which qualifies under Section 401(k) of the Internal Revenue Code.  All employees who have attained age 21 and have completed one year of employment during which they worked at least 1,000 hours are eligible to participate.  The plan provides for voluntary contributions by participating employees ranging from 1% to 75% of their compensation, subject to certain limitations.  In addition, the Bank will make a matching contribution, equal to 50% of the employee’s contribution.  The Bank’s matching contribution will not exceed 3% of an employee’s salary.  In addition, the Bank may make a discretionary contribution not to exceed 3% of an employee’s salary.  For the years ended December 31, 2011 and 2010, expense attributable to the plan amounted to $110,000 and $138,000, respectively.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

EMPLOYEE BENEFIT PLANS (continued)

Incentive plan

The Bank has an Incentive Plan whereby all employees are eligible to receive a payment if the Bank meets or exceeds certain base standards of performance for its fiscal year.  The structure of the Incentive Plan is to be reviewed on an annual basis by the Board of Directors.  Incentive compensation expense for the years ended December 31, 2011 and 2010 amounted to $68,000 and $175,000, respectively.

Executive supplemental retirement agreements

The Bank has entered into supplemental retirement agreements with certain executive officers, which provide for the payment of specified benefits upon retirement or early termination, as defined in the agreements. For the years ended December 31, 2011 and 2010, total expense applicable to these agreements amounted to $111,000 and $112,000, respectively.

Employee Stock Ownership Plan

The Bank established an ESOP for the benefit of each employee who has reached the age of 21 and has completed at least one year of employment with the Bank.  Benefits may be paid in shares of common stock or in cash, subject to the employees’ right to demand shares.

The ESOP has a loan agreement with the Company whereby $1,000,000 was borrowed for the purpose of purchasing shares of the Company’s common stock.  At December 31, 2011, the loan has three remaining annual principal and interest payments of $117,000 and one payment of $57,000, all of which are due on the last business day of the respective year.  The loan documents provide that the loan may be repaid over a shorter period, without penalty for prepayments.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

EMPLOYEE BENEFIT PLANS (continued)

Employee Stock Ownership Plan (concluded)

The remaining principal balance on the ESOP debt at December 31, 2011, is payable as follows:

Years Ending
December 31,	Amount
(In thousands)

2012	$89
2013	97
2014	104
2015	53

$343

The Bank has committed to make contributions to the ESOP sufficient to support the debt service of the loan.  The loan is secured by the shares purchased, which are held in a suspense account for allocation among the participants as the loan is paid.  Total compensation expenses applicable to the ESOP amounted to $56,000 and $42,000 for the years ended December 31, 2011 and 2010, respectively.

Shares held by the ESOP are as follows:

	At December 31,
	2011	2010

Allocated	63,192	54,999
Committed to be allocated	8,192	8,193
Unallocated	28,597	36,789
Paid out to participants	(12,831)	(10,194)

Total shares held by ESOP	87,150	89,787

Any cash dividends received on allocated shares would be allocated to members and cash dividends received on shares held in suspense would be applied to repay the outstanding debt of the ESOP.  The fair value of unallocated ESOP shares at December 31, 2011 and 2010 is $207,000 and $212,000, respectively. No dividends have been paid to date by the Company.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

EMPLOYEE BENEFIT PLANS (continued)

Share-based compensation plan

In accordance with the Company’s 2009 Equity Incentive Plan, the Company awarded 25,998 stock options and 25,998 shares of restricted stock to eligible participants on February 22, 2011.  The 2009 Plan provides for total awards of 250,000 shares of the Company’s common stock pursuant to grants of restricted stock awards, incentive stock options, non-qualified stock options and stock appreciation rights; provided, however, that shares of stock used to fund stock options greater than 136,085 shares must be obtained through stock repurchases and shares of stock used to fund restricted stock awards greater than 54,434 shares must be obtained through stock repurchases.

The exercise price of each option will be equal to or greater than the market price of the Company’s stock on the date of grant and the maximum term of each option is ten years.  Vesting periods for options and restricted stock granted to directors and officers are three years and five years, respectively, from the date of grant.

The fair value of the stock options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2011	2010

Expected dividends	- %	- %
Expected term	6.4 years	6.4 years
Expected volatility	35.00%	34.00%
Risk-free interest rate	3.46%	3.80%

The expected volatility is based on historical volatility.  The risk-free interest rates for periods consistent with the expected term of the awards are based on the U.S. Treasury yield curve in effect at the time of the grant. The expected term is determined using the average of the mathematical mean of the vesting period and the full term of the option rather than estimating based on historical experience. The dividend yield assumption is based on the Company’s history and expectation of dividend payouts.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

EMPLOYEE BENEFIT PLANS (continued)

Share-based compensation plan (continued)

The following table presents the activity for the 2009 Plan as of and for the year ended December 31, 2011 and 2010:

	Stock Options
	2011		2010
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Outstanding at beginning of year	24,000	$6.72	-	$-
Granted	25,998	$6.88	25,000	$6.72
Forfeited	(8,500)	$6.80	(1,000)	$6.72

Outstanding at end of period	41,498	$6.80	24,000	$6.72

Exercisable at end of year	4,946		-

Weighted average fair value of options granted furing the year	$3.03		$2.12

Options Outstanding			Options Exercisable
Number Outstanding as of 12/31/2011	Weighted-Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable as of 12/31/2011	Weighted Average Exercise Price

19,750	8.15 Years	$6.72	4,946	$6.72
21,748	9.15 Years	$6.88	-	-
41,498	8.67 Years	$6.80	4,946	$6.72

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

EMPLOYEE BENEFIT PLANS (continued)

Share-based compensation plan (continued)

	Non-vested Restricted Stock
	2011		2010
	Number of Shares	Weighted Average Grant Date Value	Number of Shares	Weighted Average Grant Date Value

Outstanding at beginning of year	24,000	$5.20	-	$-
Granted	25,998	$6.50	25,000	$5.20
Forfeited	(7,650)	$5.92	(1,000)	$5.20
Vested	(5,796)	$5.20	-	$-

Outstanding at end of year	36,552	$5.97	24,000	$5.20

As of December 31, 2011, unrecognized share-based compensation expense related to non-vested options amounted to $73,000 and the unrecognized share-based compensation expense related to non-vested restricted stock amounted to $167,000.  Both amounts are expected to be recognized over a weighted average period of 3.3 years.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

EMPLOYEE BENEFIT PLANS (concluded)

Share-based compensation plan (concluded)

For the year ended December 31, 2011, the Company recognized compensation expense for stock options of $25,000 with a related tax benefit of $4,000.  For the year ended December 31, 2011, the Company recognized compensation expense for restricted stock awards of $56,000, with a related tax benefit of $22,000. For the year ended December 31, 2010, the Company recognized compensation expense for stock options of $10,000 with a related tax benefit of $2,000.  For the year ended December 31, 2010, the Company recognized compensation expense for restricted stock awards of $25,000, with a related tax benefit of $10,000.

14.     COMMITMENTS AND CONTINGENCIES

Loan commitments

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments include commitments to extend credit, which involve elements of credit and interest rate risk in excess of the amount recognized in the accompanying consolidated balance sheets.  The Bank’s exposure to credit loss is represented by the contractual amount of the instruments.  The Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments.  Financial instruments whose contract amounts represent credit risk consist of the following:

	At December 31,
	2011	2010
	(In thousands)

Commitments to grant loans	$6,083	$9,141
Unadvanced funds on home equity lines of credit	8,980	10,386
Unadvanced funds on commercial lines of credit	2,555	2,783
Unadvanced funds on construction loans	6,473	8,609
Unadvanced funds on other unsecured personal lines of credit	473	459
Unadvanced funds on commercial real estate loans	-	30
Unadvanced funds on residential real estate loans	-	118
Standby letters of credit	125	125

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

COMMITMENTS AND CONTINGENCIES (continued)

Loan commitments (concluded)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  The commitments for all lines of credit may expire without being drawn upon, therefore, the total commitment amounts do not necessarily represent future cash requirements.  The Bank evaluates each customer’s credit worthiness on a case-by-case basis. Substantially all of these financial instruments, except for unadvanced lines of credit on unsecured personal loans and commercial lines of credit, are secured by real estate.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance by a customer to a third party.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.  As of December 31, 2011 and 2010, the maximum potential amount of the Bank’s obligation was $125,000, for standby letters of credit.  The Bank’s outstanding letters of credit generally have a term of less than one year.  If a letter of credit is drawn upon, the Bank may seek recourse through the customer’s underlying line of credit.  If the customer’s line of credit is also in default, the Bank may take possession of the collateral, if any, securing the line of credit.

Lease commitments

Pursuant to the terms of non-cancelable lease agreements in effect at December 31, 2011, pertaining to branch facilities, future minimum rental payments are as follows:

Years Ending
December 31,	Payments
(In thousands)

2012	$173
2013	172
2014	172
2015	158
2016	55
Thereafter	1,210

Total future minimum rental payments	$1,940

One of the leases contains an option to extend for ten additional years.  The cost of such rentals is not included above.

Rental expense amounted to $195,000 and $180,000 for the years ended December 31, 2011 and 2010, respectively.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

COMMITMENTS AND CONTINGENCIES (concluded)

Employment agreements

The Bank has entered into employment agreements with its Chief Executive Officer and Chief Financial Officer, with initial terms of thirty-six months, that generally provide for a specified minimum annual compensation and the continuation of benefits currently received upon certain termination events, including a change in control, as defined in the agreements.  The employment agreements may be terminated for cause, as defined, without incurring any continuing obligations.  In addition, the Bank has entered into change in control agreements with three officers of the Bank with an initial term of twelve months, which provides for a lump sum severance payment, subject to certain conditions.  These agreements are automatically renewed annually unless a notice of non-renewal is issued upon recommendation from the Board of Directors.

Other contingencies

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company’s consolidated financial position.

15.     LOANS TO RELATED PARTIES

In the ordinary course of business, the Bank grants loans to its Executive Officers and Directors and their affiliates.  Total loans to such persons and their affiliates amounted to $4,176,000 as of December 31, 2011.  During the year ended December 31, 2011, principal payments totaled $996,000 and principal advances amounted to $597,000.

16.                  DERIVATIVE FINANCIAL INSTRUMENTS

Mortgage loan commitments

The Company enters into commitments to originate mortgage loans for sale and uses forward commitments to sell such loans, both of which represent derivative instruments. These instruments involve both credit and market risk.

Commitments to originate loans require the Company to originate a loan at an interest rate that may or may not be fixed upon completion of various underwriting requirements. At December 31, 2011, the Company had $2,800,000 in outstanding commitments to grant mortgage loans that are intended to be sold, the fair value of which was not material. At December 31, 2010, the Company had $1,100,000 in outstanding commitments to grant mortgage loans that are intended to be sold, the fair value of which was not material.

Forward commitments to sell loans require the Company to make delivery at a specific future date of a specified amount, at a specified price or yield. At December 31, 2011, such commitments amounted to $3,600,000, the fair value of which was not material. At December 31, 2010, such commitments amounted to $1,800,000, the fair value of which was not material.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.     FAIR VALUE OF ASSETS AND LIABILITIES

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine their fair value disclosures. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

Determination of fair value

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts of cash and short-term investments approximate fair values.

Securities: Fair values for the Company’s debt securities are obtained from a third-party pricing service and are based on models that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, credit spreads and new issue data. No further adjustments to such values are made by the Company.

Federal Home Loan Bank stock: Fair value is based on redemption provisions of the FHLB. The FHLB stock has no quoted market value.

Loans held for sale: Fair value is based on committed secondary market prices.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.  Fair values for other loans are estimated using discounted cash flow analyses, using market interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FAIR VALUE OF ASSETS AND LIABILITIES (continued)

Determination of fair value (continued)

Capitalized mortgage servicing rights: Fair value is based on a quarterly, third-party valuation model that calculates the present value of estimated future net servicing income. The model utilizes a variety of assumptions, the most significant of which are loan prepayment assumptions and the discount rate used to discount future cash flows. Prepayment assumptions, which are impacted by loan rates and terms, are calculated using a moving average of prepayment data published by the Securities Industry and Financial Markets Association, third party proprietary analysis of prepayment rates embedded in liquid mortgage securities markets and modeled against the serviced loan portfolio by the third party valuation specialist. The discount rate is the moving average 10-year U.S. Treasury rate plus 5.0% and adjusted to reflect the current credit spreads and conditions in the market. Other assumptions include delinquency rates, foreclosure rates, servicing cost inflation, and annual unit loan cost. All assumptions are adjusted periodically to reflect current circumstances and all are obtained from independent market sources.

Deposits: The fair values for non-certificate accounts are, by definition, equal to the amount payable on demand at the reporting date which is the carrying amount.  Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Securities sold under agreements to repurchase: The fair value estimate of securities sold under agreements to repurchase approximates carrying value as they mature daily and bear market interest rates.

Short-term FHLB advances: The fair value of short-term FHLB advances approximate carrying value, as they generally mature within 90 days.

Long-term FHLB advances: The fair value for long-term FHLB advances is estimated using discounted cash flow analyses based on current market borrowing rates for similar types of borrowing arrangements.

Mortgagors’ escrow accounts: The fair value disclosed for mortgagors’ escrow accounts are equal to the amounts payable on demand at the reporting date (i.e. their carrying amounts).

Accrued interest:  The carrying amounts of accrued interest approximate fair value.

Forward loan sale commitments and derivative loan commitments: Fair value is determined using secondary market pricing, including expected normal servicing rights. In estimating fair value, the Bank assigns a probability to a loan commitment based on an expectation that it will be exercised and the loan will be funded.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FAIR VALUE OF ASSETS AND LIABILITIES (continued)

Determination of fair value (concluded)

Off-balance sheet instruments:  Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.  At December 31, 2011 and 2010, the fair value of commitments outstanding is not significant since fees charged are not material.

Assets and liabilities measured at fair value on a recurring basis

Assets measured at fair value on a recurring basis are summarized below.

				Total
				Assets
	Level 1	Level 2	Level 3	at Fair Value
At December 31, 2011	(In thousands)

Assets

Securities available for sale
Government-sponsored enterprise obligations	$-	$503	$-	$503
Residential mortgage-backed securities	-	3,671	-	3,671
Total securities available for sale	$-	$4,174	$-	$4,174

At December 31, 2010

Assets

Securities available for sale
Government-sponsored enterprise obligations	$-	$2,974	$-	$2,974
Residential mortgage-backed securities	-	4,245	-	4,245
Total securities available for sale	$-	$7,219	$-	$7,219

The Company did not have any significant transfers of assets between levels 1 and 2 of the fair value hierarchy during the year ended December 31, 2011.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FAIR VALUE OF ASSETS AND LIABILITIES (continued)

Assets and liabilities measured at fair value on a non-recurring basis

The Company may also be required, from time to time, to measure certain other financial assets on a nonrecurring basis in accordance with generally accepted accounting principles. These adjustments to fair value usually result from application of lower-of-cost-or-market accounting or write-downs of individual assets.  There are no liabilities measured at fair value on a non-recurring basis at December 31, 2011 and 2010.  The following table summarizes the fair value hierarchy used to determine each adjustment and the carrying value of the related individual assets as of December 31, 2011 and 2010. The fair value adjustments represent the amount of write down recorded during the years ended December 31, 2011 and 2010 on the assets held at December 31, 2011 and 2010, respectively.

				Assets	Adjustments
	Level 1	Level 2	Level 3	at Fair Value	to Fair Value
	(In thousands)
At December 31, 2011

Impaired loans	$-	$-	$1,028	$1,028	$(319)
Other real estate owned	-	-	30	30	(14)
	$-	$-	$1,058	$1,058	$(333)

				Fair Value	Adjustments
	Level 1	Level 2	Level 3	Adjustments	to Fair Value
	(In thousands)
At December 31, 2010

Impaired loans	$-	$-	$9	$9	$(36)
Other real estate owned	-	-	53	53	(13)
	$-	$-	$62	$62	$(49)

Fair values of impaired loans are based on the appraised value of the underlying collateral considering discounting factors, if deemed appropriate, and as adjusted for selling costs. These appraised values may be discounted based on management’s historical knowledge, expertise or changes in market conditions from time of valuation. Fair value adjustments are reflected in the provision for loan losses.

Other real estate owned values are estimated using level 2 inputs based on appraisals of similar properties obtained from a third party. For level 3 inputs, fair values are based on management estimates.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FAIR VALUE OF ASSETS AND LIABILITIES (concluded)

Summary of fair value of financial instruments

The estimated fair values and related carrying amounts of the Company’s financial instruments are as follows. Certain financial instruments and all nonfinancial instruments are exempt from disclosure requirements.  Accordingly, the aggregate fair value amounts presented herein may not necessarily represent the underlying fair value of the Company.

	At December 31,

	2011		2010

	Carrying	Fair	Carrying	Fair

	Amount	Value	Amount	Value

	(In thousands)

Financial assets:

Cash and cash equivalents	$19,083	$19,083	$3,298	$3,298

Securities available for sale	4,174	4,174	7,219	7,219

Securities held to maturity	2,322	2,506	3,202	3,398

FHLB stock	3,111	3,111	3,111	3,111

Loans held for sale	769	780	685	693

Loans, net	161,120	165,806	178,524	180,972

Accrued interest receivable	627	627	777	777

Capitalized mortgage servicing rights	458	493	420	461

Financial liabilities:

Deposits	151,085	151,277	151,463	151,859

Securities sold under agreements to repurchase	573	573	491	491

Short-term FHLB advances	-	-	3,500	3,500

Long-term FHLB advances	25,121	25,660	28,182	28,774

Mortgagors’ escrow accounts	730	730	598	598

Accrued interest payable	79	79	88	88

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.     CONVERSION AND REORGANIZATION TO STOCK HOLDING COMPANY

On November 28, 2011, the Boards of Directors of the Company, the Mutual Holding Company and the Bank each unanimously adopted a Plan of Conversion or Reorganization of the Mutual Holding Company (the “Plan”) pursuant to which the Mutual Holding Company will undertake a “second-step” conversion and cease to exist.  The Bank will reorganize from a two-tier mutual holding company structure to a fully public stock holding company structure.  The Mutual Holding Company currently owns approximately 57.0% of the shares of common stock of the Company.

Pursuant to the Plan, (i) the Bank will become a wholly owned subsidiary of a to-be-formed stock corporation (“New Holding Company”), (ii) the shares of common stock of the Company held by persons other than the Mutual Holding Company (whose shares will be cancelled) will be converted into shares of common stock of the New Holding Company pursuant to an exchange ratio designed to preserve the percentage ownership interests of such persons (excluding shares purchased in the stock offering described below and cash received in lieu of fractional shares), and (iii) the New Holding Company will offer and sell shares of common stock representing the ownership interest of the Mutual Holding Company in a subscription offering.  The Plan is subject to regulatory approval as well as the approval of the Mutual Holding Company’s Corporators, Georgetown Savings Bank’s depositors and the Company’s stockholders (including the approval of a majority of the Company’s outstanding shares of common stock held by persons other than the Mutual Holding Company).  The costs of the reorganization and stock offering will be deferred and deducted from the proceeds of the stock offering.  In the event the reorganization and stock offering are not completed, any deferred costs will be charged to operations.  Through December 31, 2011, the Company had incurred $30,000 of costs related to the reorganization and stock offering.

In accordance with Board of Governors of the Federal Reserve System regulations, at the time of the reorganization, the New Holding Company will substantially restrict retained earnings by establishing a liquidation account.  The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank after conversion.  The Bank will establish a parallel liquidation account to support the New Holding Company’s liquidation account in the event the New Holding Company does not have sufficient assets to fund its obligations under its liquidation account.  The liquidation accounts will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits.  Subsequent increases will not restore an eligible account holder’s interest in the liquidation accounts.  In the event of a complete liquidation of the Bank or the New Holding Company, each account holder will be entitled to receive a distribution in an amount proportionate to the adjusted qualifying account balances then held.  The Bank may not pay dividends if those dividends would reduce equity capital below the required liquidation account amount.

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.                  CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

The condensed balance sheets of the parent company are as follows:

BALANCE SHEETS

	At December 31,
	2011	2010
	(In thousands)

ASSETS

Non-interest bearing deposit in the Bank	$745	$712
Loan to the Bank ESOP	343	426
Investment in subsidiary	19,239	18,072
Other assets	5	2

Total assets	$20,332	$19,212

LIABILITIES AND STOCKHOLDERS’ EQUITY

Other liabilities	$3	$43
Stockholders’ equity	20,329	19,169

Total liabilities and stockholders’ equity	$20,332	$19,212

The condensed statements of net income of the parent company are as follows:

STATEMENTS OF INCOME

	Years Ended
	December 31,
	2011	2010
	(In thousands)

Interest income -ESOP loan	$54	$43
Non-interest expense	65	91
Loss before income taxes and equity in undistributed net income of the Bank	(11)	(48)
Applicable income tax benefit	4	18

Loss before equity in undistributed net income of subsidiary	(7)	(30)

Equity in undistributed net income of subsidiary	1,018	1,483

Net income	$1,011	$1,453

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

CONDENSED PARENT COMPANY FINANCIAL STATEMENTS (concluded)

The condensed statements of cash flows of the parent company are as follows:

	Years Ended
	December 31,
	2011	2010
	(In thousands)

Cash flows from operating activities:
Net income	$1,011	$1,453
Adjustments to reconcile net income to net cash provided by operating activities:
Repayment of ESOP loan	83	76
Equity in undistributed income of subsidiary	(1,018)	(1,483)
Other, net	(43)	(3)
Net cash provided by operating activities	33	43

Cash flows from investing activities:
Capital contribution to the Bank	-	(500)
Net cash used by investing activities	-	(500)

Net change in cash and cash equivalents	33	(457)

Cash and cash equivalents at beginning of period	712	1,169

Cash and cash equivalents at end of period	$745	$712

GEORGETOWN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Concluded)

20.     QUARTERLY DATA (UNAUDITED)

A summary of consolidated operating results on a quarterly basis is as follows:

	Years Ended December 31,
	2011				2010
	Fourth	Third	Second	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	(In thousands, except per share data)

Interest and dividend income	$2,558	$2,573	$2,777	$2,797	$2,849	$2,830	$2,806	$2,694
Interest expense	519	581	646	670	737	857	872	864

Net interest income	2,039	1,992	2,131	2,127	2,112	1,973	1,934	1,830
Provision for loan losses	124	80	681	64	-	23	76	89

Net interest income, after provision for loan losses	1,915	1,912	1,450	2,063	2,112	1,950	1,858	1,741
Non-interest income	363	203	198	226	470	308	251	310
Non-interest expenses	1,606	1,664	1,707	1,759	1,821	1,676	1,596	1,599

Income (loss) before income taxes	672	451	(59)	530	761	582	513	452

Income tax provision (benefit)	257	167	(39)	198	294	217	178	166

Net income (loss)	$415	$284	$(20)	$332	$467	$365	$335	$286

Income (loss) per share:
Basic	$0.16	$0.11	$(0.01)	$0.13	$0.18	$0.14	$0.13	$0.11
Diluted	$0.16	$0.11	$(0.01)	$0.13	$0.18	$0.14	$0.13	$0.11